
13002967


Dramamine
Debrox
Clear eyes
BC
Efferdent
The Doctor's
Pedia Care
LITTLE REMEDIES
Goody's
beano
Chloraseptic
LUDEN
BC

Brand Building for Value Creation


PrestigeBrands

Annual Report 2013

PrestigeBrands

Prestige Brands Holdings, Inc. markets and sells well-recognized, brand name over-the-counter healthcare and household cleaning products throughout the United States, Canada, and in certain international markets. We operate in niche segments within these categories in which the strength of our brand names, our established retail distribution network, a low cost operating model and our experienced management team are key to our success. The Company's product categories and brand names are shown below.

ANALGESICS	GI	COUGH & COLD	EYE & EAR CARE	ORAL CARE	SLEEP AIDS	SKIN CARE	HOUSEHOLD CLEANING
BC	beano	Little Remedies	Clear eyes	The Doctor's	Sominex	Compound W	Comet
Goody's	Dramamine	Chloraseptic	Debrox	Efferdent	Sleep-eze	new skin	Spic Span
Ecotrin	Fiber Choice	PediaCare	Murine	Effergrip	Nytol	Dermoplast	Chore Boy
STANBACK	Gaviscon	LUDEN'S		Gly-Oxide			Cinch
Percogesic	Tagamet	chapet.					


PrestigeBrands

Financial Highlights

Fiscal Year Ended March 31,	2013	2012	2011	2010	2009
(Dollars in thousands)					
Net Revenues*	**$623,597**	$441,085	$336,510	$292,602	$ 294,346
Net Income (Loss)	**$ 65,505**	$ 37,212	$ 29,220	$ 32,115	$(186,776)
Adjusted Net Income**	**$ 77,147**	$ 50,157	$ 39,877	$ 33,420	$ 33,303
Net Income (Loss) Per Share—Diluted	**$ 1.27**	$ 0.73	$ 0.58	$ 0.64	$ (3.74)
Adjusted Net Income Per Share—Diluted	**$ 1.50**	$ 0.99	$ 0.79	$ 0.67	$ 0.67
Weighted Average Shares Outstanding—Diluted	**51,440**	50,748	50,338	50,085	49,935
Advertising and Promotion Expense	**$ 90,630**	$ 57,127	$ 42,897	$ 30,923	$ 37,376
A&P as Percentage of Net Revenue	**14.5%**	13.0%	12.7%	10.6%	12.7%
Operating Cash Flow	**$137,605**	$ 67,452	$ 86,670	$ 59,427	$ 66,679
Capital Expenditures	**$ 10,268**	$ 606	$ 655	$ 673	$ 481
Free Cash Flow***	**$127,337**	$ 66,846	$ 86,015	$ 58,754	$ 66,198
Free Cash Flow Percentage of Net Revenues	**20.4%**	15.2%	25.6%	20.1%	22.5%


NET REVENUES*
(in millions)
$294.3
$292.6
$336.5
$441.1
$623.6
'09 '10 '11 '12 '13
Fiscal Year
ADJUSTED NET INCOME**
(in millions)
$33.3
$33.4
$39.9
$50.5
$77.1
'09 '10 '11 '12 '13
Fiscal Year
FREE CASH FLOW***
(in millions)
$66.2
$58.8
$86.0
$66.8
$127.3
'09 '10 '11 '12 '13
Fiscal Year
ADVERTISING AND PROMOTION EXPENSE AS % OF NET REVENUE
12.7%
10.6%
12.7%
13.0%
14.5%
'09 '10 '11 '12 '13
Fiscal Year

BUSINESS SEGMENTS: % OF NET REVENUES*
Fiscal Year 2013


14%
86%

OTC Healthcare
86% of Revenues and
90% of Contribution Margin

Household Cleaning
14% of Revenues

* Excludes discontinued operations associated with the divestiture of the shampoo and nail polish remover brands in 2009 and 2010.

** Net income (loss) has been adjusted for the following:

During the fiscal year ended March 31, 2013, the Company recorded costs of $7.4 million associated with the acquisition and excess integration costs of the GSK brands, $4.7 million of accelerated debt cost amortization, $30.3 million related to defense costs associated with an unsolicited takeover, and a loss on the extinguishment of debt of $0.9 million, net of the tax benefits associated therewith, partially offset by $1.7 million of tax benefits associated with state rate adjustments and non-deductible items.

During the fiscal year ended March 31, 2012, the Company recorded costs of $9.5 million associated with the acquisition of the GSK brands, $1.1 million related to defense costs associated with an unsolicited takeover, $2.2 million related to excess costs during the transition period and a loss on the extinguishment of debt of $3.3 million, net of the tax benefits associated therewith, partially offset by a $3.1 million litigation settlement gain, net of tax therewith.

During the fiscal year ended March 31, 2011, the Company recorded costs of $10.5 million associated with the acquisitions of the Blacksmith and Dramamine® brands and a loss on the extinguishment of debt of $0.2 million, net of the tax benefits associated therewith.

During the fiscal year ended March 31, 2010, the Company recorded a loss on the extinguishment of debt of $1.3 million, net of the tax benefits associated therewith.

During the fiscal year ended March 31, 2009, the Company recorded an impairment to goodwill and intangibles of $220.1 million, net of the tax benefits associated therewith.

Adjusted net income figures for fiscal 2013 and 2012 are non-GAAP financial measures reconciled to the reported GAAP figures in our earnings release filed with the Securities and Exchange Commission on May 16, 2013.

*** Free cash flow, which the Company defines as operating cash flow less capital expenditures, is a non-GAAP financial measure as the term is defined by the Securities and Exchange Commission in Regulation G. Management believes free cash flow is a commonly used measure of liquidity, indicative of cash available for debt repayment and acquisitions.

BRAND BUILDING FOR VALUE CREATION

To Our Stockholders:

Building great brands is at the heart of Prestige Brands. We are a company with a passionate commitment to brand building as our mission and a key to our long-term success. At the heart of today's great brands, you expect well-designed packaging, memorable advertising, and a recognizable product logo. Building brands for the long term is about so much more. It's about consumer research to discover unique ways to engage today's consumers, reaching out to them in nontraditional media, working with retail partners to win on shelf, innovating for the evolving marketplace, and integrating it all together.

Brand building is one of our core strengths, allowing us to successfully drive new business opportunities that expand our portfolio and increase our consumer base. Across our categories, we seek new insights and solutions to everyday problems for the benefit of the consumer. At the same time, we build business for our retail customers and create value for you, our stockholders.

We believe our greatest assets are our brands, and we are singularly focused on keeping them strong and relevant. Our overarching goal is to be the preeminent brand-building company in the over-the-counter (OTC) products industry. Fiscal 2013 saw the Company well on its way. Prestige is now the largest independent publicly traded OTC products company in America with leading brands in seven attractive categories: Pediatrics, Cough/Cold, Eye/Ear Care, Skin Care, Digestive, Pain, and Oral Care. We continue to focus our efforts on growing revenues and market share, and innovating within our 14 core OTC brands, which now represent approximately 70% of revenues. This report highlights our brand-building efforts in action within our core categories.


Chloraseptic

Clear eyes

Compound W
WART REMOVER

The Doctor's

Little Remedies

Pedia Care

Dramamine

beano

Gaviscon

LUDENS

BC

Goody's

Debrox

Efferdent
ANTI-BACTERIAL DENTURE CLEANSER

Our 14 core over-the-counter healthcare brands.


LUDEN'S
WILD CHERRY
Fiber Choice
Chloraseptic
Efferdent
Crystals
Pedia Care
DAYTIME
NIGHTTIME
MULTI-SYMPTOM
LITTLE REMEDIES
GAS RELIEF
Dramamine
MOTION SICKNESS RELIEF
for kids
Fever Reducer
Pain Reliever
BC
cherry
ASPIRIN (NSAID)
Clear eyes
COOLING
COMPLETE
Chloraseptic
warming
SORE THROAT
Innovative new products helped drive our organic growth.

OUR BRAND-BUILDING FORMULA

The Prestige formula for sustained growth and share gains for our brands focuses on three key areas: **Innovation** and new product development, well-executed integrated **marketing support**, and increased **distribution** in retail channels to win at the shelf.

INSIGHTS LEAD TO INNOVATION

Insight-driven innovation is an important driver of organic growth. We dive deep into consumer research within our categories to find where the innovation opportunities lie, and develop a greater understanding of emerging consumer needs, shopping behaviors, and rapidly changing market dynamics. Our goal is to understand our consumer better than our competitors, and use that knowledge to build a pipeline of innovative new products to sustain our brands into the future.

We have strengthened our capabilities in new product development by working with both internal and external innovation partners to turn consumer insights into tangible products valued by the consumer and the retailer. Within the Company, we've built a New Product Development team with valuable expertise in specific OTC categories to help build platform strength in specialized areas and complement the work of external innovators.


NEW
Fiber Choice
Fruity Bites
100% NATURAL FIBER


New!
FAST PAIN RELIEF
BC
cherry
ASPIRIN (NSAID) - PAIN RELIEVER
CAFFEINE - PAIN RELIEVER AID
HEADACHES
BODY ACHES
24

INNOVATION IN ACTION

In the fourth quarter of fiscal 2013, two exciting innovations were introduced as line extensions to our Fiber Choice® Fiber Supplement and BC® Headache Powders.

Fiber Choice® is well known for good-tasting tablets which help consumers supplement their diet with added fiber. With the introduction of **Fiber Choice® Fruity Bites**, consumers now have another option in how they choose to add fiber to their diets in a popular new form. Fruity Bites are delicious-tasting fruit flavored gummies that help nurture good digestive health. They contain a 100% natural form of the fiber found in fruits and vegetables in a new delivery system which is convenient, tasty and appealing to consumers. In fact, our product was preferred over all other leading brands in consumer taste tests. This new extension of the Fiber Choice brand helps gain additional shelf space at retail, brings news to the fiber category for our customers, and extends the brand name to appeal to those consumers looking for a new, tastier way to add fiber to their diets.

BC® Cherry® is an innovative new line extension of BC® headache powder, the #1 selling analgesic powder sold in convenience stores throughout the southern region of the United States. Headache powders have a long history of fast pain relief and a southern heritage of use passed down for generations. Powders offer a unique point of difference in pain relief, and we've highlighted that difference with the innovation of flavor-added great taste in new BC Cherry. The consumers still benefit from the same fast pain relief they've come to expect in a new, modernized great-tasting powder in a convenient new stick pack delivery system. We are confident this innovative new line extension will extend the reach of the BC brand to new consumers and build new business for our retail partners.

INCREASED AND EFFECTIVE MARKETING SUPPORT

We ensure our core OTC products remain strong by making substantial investments in marketing communications and advertising programs specifically tailored to each core brand. It's all about connecting with our consumers with a compelling message and bringing it directly to them through appropriate media channels. Prestige integrated advertising and marketing efforts


NASCAR®


BC
It's all about speed!
PROUD SEC SPONSOR

Dale Earnhardt, Jr.

span a growing variety of innovative media outlets to support our brands and product platforms—traditional broadcast and print, digital and social media, celebrity spokespersons, sports sponsorships, instore advertising and outdoor signage among them. The Company has embraced digital advertising and social media using the Internet to gain exposure for 11 of our brands with additional programs now in development.

EFFECTIVE MARKETING COMMUNICATIONS IN ACTION

Whether it's celebrity race car driver Dale Earnhardt, Jr. reinforcing the speed of relief message for Goody's® headache powders, or actress Vanessa Williams as the new spokesperson for Clear Eyes®, the strength of our marketing communications efforts recognizes the importance of differentiating our products and engaging our consumers. The deeper insights gained from consumer research are essential to the development of integrated marketing campaigns for each of our core brands. This is a strategy that weaves together multiple marketing disciplines for maximum impact.

POWDERED ANALGESICS ARE ALL ABOUT SPEED

For the Goody's® and BC® brands, it's about integrating the products' speed of relief together with sporting events which are all about speed. The Goody's® integrated marketing campaign features the brand as the title sponsor for the famous Goody's® 500 NASCAR race at Martinsville Speedway. Two celebrity race car drivers are spokespersons for Goody's; Richard Petty and, most recently, Dale Earnhardt, Jr. We call them "Team Speed"; Richard conveys the unique benefit of speed of relief to loyal, longtime users of Goody's, while Dale brings the same message to a new, younger target audience. Dale was voted most popular NASCAR driver for the past 10 years, and ranks third on *Forbes Magazine*'s list of Most Influential Athletes. He also has a strong social media presence and a huge following to which we can bring our "speed of relief" brand messaging. Both NASCAR and Goody's have a heritage rooted in the South.


Pedia Care
Chloraseptic
LUDENS
beano
Doctor's
NIGHTGUARD

MOBILE MARKETING UNITS DRIVE THE MESSAGE HOME

We connect with our consumers by providing samples of our products at each race through one of our branded "speed vans." These are mobile marketing units which visit each race site fully branded with the Goody's® logo. The vans also visit the parking lots of retail outlets throughout the South to connect with consumers one-on-one, integrate the marketing messages and stimulate sales. Goody's fans also have the opportunity to sit in a branded race car simulator to experience what it's like to sit behind the wheel of a race car, reinforcing the brand's message of speed.

SEC AND BC® POWDER

College sports are an essential part of American culture that is especially popular in the South. We've recently joined together two great American institutions with southern heritage, BC and the Southeastern Conference (SEC). This competitive, fast moving basketball and football season sponsorship reinforces the speed of relief message to the younger consumer base following this conference each year. SEC games also reach geographies outside of the South so our message reaches beyond the traditional headache powder borders. BC has its own "speed van" mobile marketing unit which connects with consumers one-on-one at SEC events and at retail outlets.

PEDIACARE® & LITTLE REMEDIES®; TWO DIFFERENT KINDS OF MOMS

Our OTC pediatric platform has grown substantially since the acquisition of the PediaCare line two years ago. PediaCare joined Little Remedies as the Company's second line of pediatric OTC products, substantially increasing our platform size and expertise in this category. Both are well-known brands with a full line of products to treat a wide range of children's maladies. Consumer insights have driven our growth in children's products as we tailor our messages to the different types of moms who care for their kids in different ways.

The Little Remedies mom wants products without any artificial


Kids 4+
LITTLE REMEDIES
FOR COLDS
MULTI-SYMPTOM
COLD FORMULA
• Relieves Fever, Pain, Stuffy Nose & Cough
Dye & Gluten Free
Natural Berry Flavor
1 FL OZ (30 mL)


CHILDREN
Ages 4-11
Pedia Care
we care for kids
MULTI-SYMPTOM
Cold
Relieves Stuffy Nose
Controls Cough
NON-DROWSY
Grape FLAVOR
4 FL OZ (118 mL)


Blogger
PediaChat
WebMD

ingredients, flavors or colors. She wants her kids to have only what they need and nothing they don't. The PediaCare® mom wants effective medicine specifically for children that make her kids feel better fast so they can get back to their busy life. Both moms are modern caregivers, yet we market differently to each.

PediaCare moms learn about the brands through a variety of traditional and non-traditional media, reaching them online and in social media, instore, on national television, in digital advertising, and through educational videos, professional blogs and marketing to the healthcare professional. Little Remedies®, which was traditionally advertised only in print media, added national television to its mix with the launch of its first national broadcast advertising campaign in fiscal 2013 bringing the message, "Everything they need. Nothing they don't,"® to the air. Digital initiatives and an online presence are also important parts of the integrated marketing support for this growing brand.

INCREASED DISTRIBUTION

In the past three years, 23 new brands were added to our OTC portfolio following transformative acquisitions. Our relationships with our retail partners became even stronger as a result, as we worked closer to deliver a wider range of high quality, high volume products on time and carefully attending to the logistical needs of each of our customers.

Prestige products are found across all channels of distribution. Our sales team is specialized by sales channels, and uses their expertise to better serve our customers and together create new revenue opportunities. From the drug and supermarket chains, to mass market retailers, club stores, convenience stores, and dollar stores, our sales team ensures our products are readily available to our consumers.

DISTRIBUTION IN ACTION: MAXIMIZING CHANNEL OPPORTUNITIES

After creating awareness, distribution is key to our success in brand building, and leveraging our portfolio is key to increasing distribution. The distribution strength of BC® and Goody's® headache powders is a great example of how we leveraged our platform size to create new distribution opportunities for other of the Company's brands. BC and Goody's are the leading pain relievers sold in southern convenience


8
NEW
Clear eyes
Traveler's EYE RELIEF
More Than Redness Relief


Dramamine
MOTION SICKNESS RELIEF
NEW!
for kids
Children's Chewable Formula

stores. This strength helped deepen our partnership with retailers to generate business-building opportunities and scale for the long term. We've gained distribution for other categories of our brands in C-Store highway retailers, gas stations, newsstands, in airports, and in other outlets, extending the reach while providing consumers with the products they need right at their point of need.

MANAGE FOR TODAY, LEAD FOR TOMORROW

In the past three years, we've transformed our business, more than doubling revenues and earnings per share. Fiscal 2013 was another year of record performance in our financial results and in our share price.

Among the financial highlights of the year:

- Record revenues of $624 million,
- Record adjusted earnings per share of $1.50*, up 51.5%,
- Record industry-leading free cash flow of $137.6 million,
- Record adjusted EBITDA of $217.6 million,* and a
- Record share price increase of 53% year-over-year.

We are confident we are well-positioned for continued growth, supported by the strength of our iconic brands and our team of 119 employee leaders. Our strategies are clear, our core strengths are many, and our experienced leadership team stands ready to take the Company toward a bright future.

As we move forward, we thank you, our stockholders, for expressing your confidence in Prestige with your investment in the Company. Rest assured we remain committed to making the strategic investments necessary to build our brands and deliver sustainable and dependable growth into the future.



Sincerely,

Matthew M. Mannelly

Matthew M. Mannelly
President and
Chief Executive Officer

* These non-GAAP financial measures are reconciled to the reported GAAP amounts in our earnings release filed with the Securities and Exchange Commission on May 16, 2013.


PrestigeBrands
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2013**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____**

Commission File Number: 001-32433

PRESTIGE BRANDS HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**20-1297589**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)


PrestigeBrands

660 White Plains Road
Tarrytown, New York 10591
(914) 524-6800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Name of each exchange on which registered:**
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter ended September 30, 2012 was $850.6 million.

As of May 6, 2013, the Registrant had 51,147,329 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described herein.

TABLE OF CONTENTS

TRADEMARKS AND TRADE NAMES

Trademarks and trade names used in this Annual Report on Form 10-K are the property of Prestige Brands Holdings, Inc. or its subsidiaries, as the case may be. We have italicized our trademarks or trade names when they appear in this Annual Report on Form 10-K.

Part I.

ITEM 1. BUSINESS

Note About Forward-Looking Statements

Certain statements in this report, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this Annual Report on Form 10-K, including without limitation, in the following sections: "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "seek," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements is included in the section entitled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Unless otherwise indicated by the context, all references in this Annual Report on Form 10-K to "we," "us," "our," "Company" or "Prestige" refer to Prestige Brands Holdings, Inc. and our subsidiaries. Similarly, reference to a year (e.g., "2013") refers to our fiscal year ended March 31 of that year.

We sell well-recognized, brand name, over-the-counter ("OTC") healthcare and household cleaning products largely in North America. We use the strength of our brands, our established retail distribution network, a low-cost operating model and our experienced management team to our competitive advantage in these categories. Our ultimate success is dependent on several factors, including our ability to:

- Develop effective sales, advertising and marketing programs;
- Integrate our acquired brands;
- Grow our existing product lines;
- Develop innovative new products;
- Respond to the technological advances and product introductions of our competitors; and
- Continue to grow our presence in the United States and international markets.

2013 Divestiture

In 2013, we divested the *Phazyme* gas treatment brand, which was a non-core OTC brand that we acquired from GlaxoSmithKline plc ("GSK") in January 2012. We received $21.7 million from the divestiture on October 31, 2012 and the remaining $0.6 million on January 4, 2013. The proceeds were used to repay debt. No significant gain or loss was recorded as a result of the sale.

2012 Acquisitions

In 2012, we acquired 17 brands, which we believe are key to our growth strategy in the OTC Healthcare category and complementary to our existing OTC Healthcare brands. On January 31, 2012, we completed the acquisition of the first 15 North American OTC Healthcare brands, including the related contracts, trademarks and inventory from GSK and its affiliates (the "GSK Brands I") for $615.0 million in cash, subject to a post-closing inventory and apportionment adjustment. The GSK Brands I include *BC*®, *Goody's*® and *Ecotrin*® brands of pain relievers; *Beano*®, *Gaviscon*®, *Phazyme*®, *Tagamet*® and *Fiber Choice*® gastrointestinal brands; and the *Sominex*® sleep aid brand. On March 30, 2012, we completed the acquisition of the *Debrox*® and *Gly-Oxide*® brands in the United States from GSK (the "GSK Brands II" and together with the GSK Brands I, the "GSK Brands"), including the related contracts, trademarks and inventory, for $45.0 million in cash, subject to a post-closing inventory and apportionment adjustment. In April 2012, we received the post-closing inventory and apportionment adjustments, attributable to both GSK Brands I and GSK Brands II, which required us to pay an additional $2.8 million to GSK, and in May 2012, we received a revised post-closing inventory and apportionment adjustment, attributable to GSK Brands II, which required us to pay an additional $0.2 million, for a total of $3.0 million, to GSK.

2011 Acquisitions

In 2011, we acquired six brands, which we believe are also key to our growth strategy in the OTC Healthcare category and complementary to our existing OTC Healthcare brands. On November 1, 2010, we acquired 100% of the capital stock of Blacksmith Brands Holdings, Inc. ("Blacksmith"), which owned five brands: *Efferdent®*, *Effergrip®*, *PediaCare®*, *Luden's®* and *NasalCrom®*. On January 6, 2011, we completed the acquisition of certain assets comprising the *Dramamine®* brand in the United States.

Major Brands

Our major brands, set forth in the table below, have strong levels of consumer awareness and retail distribution across all major channels. These brands accounted for approximately 93.0%, 92.0%, and 93.0% of our net revenues for 2013, 2012 and 2011, respectively, during the period the respective brands were owned by us.

Major Brands	Market Position(1)	Market Segment(2)	Market Share(3) (%)	ACV(4) (%)
Over-the-Counter Healthcare:				
Chloraseptic®	#1	Sore Throat Liquids/Lozenges	42.5	93.7
Clear Eyes®	#2	Eye Allergy/Redness Relief	19.9	94.6
Compound W®	#1	Wart Removal	37.5	91.8
Dramamine®	#1	Motion Sickness	38.8	94.4
Efferdent®	#2	Denture Cleanser Tablets	31.6	96.0
Little Remedies®	#5	Pediatric Healthcare	4.7	86.3
Luden's®	#3	Cough Drops	5.5	96.8
PediaCare®	#2	Pediatric Healthcare	5.6	89.9
The Doctor's® NightGuard®	#1	Bruxism (Teeth Grinding)	32.3	50.4
The Doctor's® Brushpicks®	#2	Disposable Dental Picks	15.0	46.5
BC®/Goody's®	#1	Analgesic Powders	99.0	70.9
Beano®	#1	Gas Prevention	93.8	89.0
Debrox®	#1	Ear Wax Removal	47.9	89.0
Gaviscon® (5)	#2	Upset Stomach Remedies	15.2	94.0
Dermoplast®	#3	Pain Relief Sprays	16.3	66.4
Murine®	#2	Ear Wax Removal	11.0	65.6
New-Skin®	#1	Liquid Bandages	63.8	84.6
Wartner®	#3	Wart Removal	2.6	10.3
Fiber Choice®	#3	Fiber Laxative Supplements	5.6	81.3
Ecotrin®	#2	Aspirin	3.9	81.7
Household Cleaning:				
Chore Boy®	#2	Soap Free Metal Scrubbers	11.7	14.5
Comet®	#1	Abrasive Tub and Tile Cleaner	37.2	94.8
Spic and Span®	#6	Dilutable All Purpose Cleaner	1.4	55.7

(1) We have prepared the information included in this Annual Report on Form 10-K with regard to the market share and ranking for our brands based in part on data generated by Information Resources, Inc., an independent market research firm ("IRI"). IRI reports Total U.S. Multi-Outlet retail sales data in the food, drug, mass merchandise markets (including Walmart), Dollar Stores, selected Warehouse Clubs (BJ's and Sam's) and DeCA military commissaries, representing approximately 90% of Prestige Brands categories for retail sales.

(2) "Market segment" is defined by us and is either a standard IRI category or a segment within a standard IRI category and is based on our product offerings and the categories in which we compete.

(3) "Market share" is based on sales dollars in the United States, as calculated by IRI for the 52 weeks ended March 24, 2013.

(4) "ACV" refers to the All Commodity Volume Food Drug Mass Index, as calculated by IRI for the 52 weeks ended March 24, 2013. ACV measures the ratio of the weighted sales volume of stores that sell a particular product to all the stores that sell products in that market segment generally. For example, if a product is sold by 50% of the stores that sell products in that market segment, but those stores account for 85% of the sales volume in that market segment, that product would have an ACV of 85%. We believe that a high ACV evidences a product's attractiveness to consumers, as major national and regional retailers will carry products that are attractive to their customers. Lower ACV measures would indicate that a product is not as available to consumers because the major retailers generally would not carry products for which consumer demand is not as high. For these reasons, we believe that ACV is an important measure for investors to gauge consumer awareness of the Company's product offerings and of the importance of those products to major retailers.

(5) *Gaviscon* is distributed by us in Canada only and the market information was obtained from an independent third party market research firm for the period ending November 17, 2012.

Our products are sold through multiple channels, including mass merchandisers and drug, grocery, dollar and club stores, which reduces our exposure to any single distribution channel.

We have developed our brand portfolio through the acquisition of strong and well-recognized brands from larger consumer products and pharmaceutical companies, as well as growth brands from smaller private companies. While the brands we have purchased from larger consumer products and pharmaceutical companies have long histories of support and brand development, we believe that at the time we acquired them they were considered "non-core" by their previous owners. Consequently, these brands did not benefit from the focus of senior level personnel or strong marketing support. We also believe that the brands we have purchased from smaller private companies were constrained by the limited financial resources of their prior owners. After adding a core brand to our portfolio, we seek to increase its sales, market share and distribution in both new and existing channels through our established retail distribution network. We pursue this growth through increased advertising and promotion, new sales and marketing strategies, improved packaging and formulations, and innovative new products. Our business, business model, competitive strengths and growth strategy face various risks that are described in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Competitive Strengths

Diversified Portfolio of Well-Recognized and Established Consumer Brands

We own and market well-recognized consumer brands, many of which were established over 60 years ago. Our diverse portfolio of products provides us with multiple sources of growth and minimizes our reliance on any one product or category. Our five legacy core OTC Healthcare brands are *Chloraseptic*, *Clear Eyes*, *Compound W*, *Little Remedies* and *The Doctor's*. As a result of our fiscal 2011 acquisitions, we added four brands to our core OTC Healthcare brands (*Efferdent*, *PediaCare*, *Luden's*, and *Dramamine*). In fiscal 2012, we added five brands to our core OTC Healthcare brands (*BC*, *Goody's*, *Beano*, *Gaviscon* and *Debrox*). We provide significant marketing support to our core brands that is designed to enhance our sales growth and our long-term profitability. The markets in which we sell our products, however, are highly competitive and include numerous national and global manufacturers, distributors, marketers and retailers. Many of these competitors have greater research and development and financial resources than us and may be able to spend more aggressively on sales, advertising and marketing programs and research and development, which may have an adverse effect on our competitive position.

Strong Competitor in Attractive Categories

We compete in product categories that address recurring consumer needs. We believe we are well positioned in these categories due to the long history and consumer awareness of our brands, our strong market positions, and our low-cost operating model. However, a significant increase in the number of product introductions or increased advertising, marketing and trade support by our competitors in these markets could have a material adverse effect on our business, financial condition and results from operations.

Proven Ability to Develop and Introduce New Products

We focus our marketing and product development efforts on the identification of under-served consumer needs, the design of products that directly address those needs, and the ability to extend our highly recognizable brand names to other products. As an example of this philosophy, in 2013, we launched *PediaCare Nighttime Multi-Symptom Cold* reliever, *Little Remedies Soothing Syrup*, *Luden's Moisture Drops*, *Chloraseptic Warming Spray* for sore throat, *BC Powder* in a new cherry flavor and *Fiber Choice Fruity Bites* fiber gummies. In 2012, we launched four new *PediaCare* Infant Formula products, *PediaCare* 24 Hour Allergy Relief, *Dramamine* for Kids, *Efferdent* Crystals, *Efferdent PM* overnight denture cleanser, and *Comet* Stainless Steel, among other product introductions. In 2011, we launched *Little Fevers®* Fever Reducer and *Little Colds®* Honey Elixir under our *Little Remedies* line in addition to *Clear Eyes* Cooling Comfort Redness Relief and Itchy Eye Relief. Although line extensions and new product introductions are important to the overall growth of a brand, our efforts may reduce sales of existing products within that brand. In addition, certain of our product introductions may not be successful.

Efficient Operating Model

To gain operating efficiencies, we oversee the production planning and quality control aspects of the manufacturing, warehousing and distribution of our products, while we outsource the operating elements of these functions to well-established third-party providers. This approach allows us to benefit from their core competencies and maintain a highly variable cost structure, with low overhead, limited working capital requirements, and minimal investment in capital expenditures as evidenced by the following:

	Gross Margin %	G&A % To Total Revenues	CapEx % To Total Revenues
2013	55.7	8.3	1.6
2012	51.6	12.9	0.1
2011	50.8	12.5	0.2

In 2013, our gross margin percentage increased 4.1%. In 2012, our gross margin percentage increased 0.8%. Both increases were due primarily to the brands we acquired from GSK, as such brands have higher gross margins. General and administrative costs, as a percentage of total revenues, decreased 4.6% in 2013 versus 2012, primarily as a result of higher costs associated with the acquisition of the GSK Brands, which were incurred in 2012 and increased revenues in 2013. General and administrative costs, as a percentage of total revenues, increased 0.4% in 2012 versus 2011, primarily as a result of costs associated with the acquisition of GSK Brands I. In 2013, our capital expenditures as a percentage of revenues increased 1.5% versus 2012. This was due to an increase in capital expenditures for leasehold improvements associated with our new corporate office lease, as well as higher equipment purchases primarily resulting from the increased personnel and systems requirements associated with the acquisition of the GSK Brands.

Management Team with Proven Ability to Acquire, Integrate and Grow Brands

Our business has grown through acquisition, integration and expansion of the many brands we have purchased. Our management team has significant experience in consumer product marketing, sales, legal and regulatory compliance, product development and customer service. Unlike many larger consumer products companies, which we believe often entrust their smaller brands to successive junior employees, we dedicate experienced managers to specific brands. We seek more experienced personnel to bear the substantial responsibility of brand management and to effectuate our growth strategy. These managers nurture the brands to allow the brands to grow and evolve.

Growth Strategy

In order to continue to enhance our brands and drive growth, we focus our growth strategy on our core competencies:

- Effective Marketing and Advertising;
- Sales Excellence;
- Extraordinary Customer Service; and
- Innovation and Product Development.

We execute this strategy through the following efforts:

- ***Investments in Advertising and Promotion***

We invest in advertising and promotion to drive the growth of our core brands. Our marketing strategy is focused primarily on consumer-oriented programs that include media advertising, targeted coupon programs and in-store advertising. While the absolute level of marketing expenditures differs by brand and category, we have often increased the amount of investment in our brands after acquiring them. For example, in 2011, after acquiring *Efferdent, Effergrip, PediaCare, Luden's, NasalCrom* and *Dramamine*, we spent approximately 28.4% of the revenues associated with these combined brands in order to drive future growth. In 2013 and 2012, the advertising and promotion spend related to these brands was 18.6% and 16.0% of revenue, respectively. Additionally, advertising and promotion spend for our five legacy core OTC Healthcare products was approximately 16.3%, 15.0%, and 15.8% of revenue in 2013, 2012 and 2011, respectively. In 2013, advertising and promotional spend on the core brands acquired from GSK was approximately 18.4% of the revenues associated with these brands. Given the competition in our industry and the contraction of the U.S. economy, there is a risk that our marketing efforts may not result in increased sales and profitability. Additionally, no assurance can be given that we can maintain any increased sales and profitability levels once attained.

- ***Growing our Categories and Market Share with Innovative New Products***

One of our strategies is to broaden the categories in which we participate and increase our share within those categories through ongoing product innovation. In 2013, we launched *PediaCare Nighttime Multi-Symptom Cold* reliever, *Little Remedies Soothing Syrup*, *Luden's Moisture Drops*, *Chloraseptic Warming Spray* for sore throat, *BC Powder* in a new cherry flavor and *Fiber Choice Fruity Bites* fiber gummies. In 2012, we launched four new *PediaCare* Infant Formula products, *PediaCare* 24 Hour Allergy Relief, *Dramamine* for Kids, *Efferdent* Power Clean Crystals, *Efferdent PM, Luden's* with Vitamin C, *Clear Eyes* All Season Outdoor Eye Drop, *New Skin* Anti-Chafing Spray and *Comet* Stainless Steel Cleanser line. In addition, we introduced a new *AccuSafe*® dosing system across our *Little Remedies* and *PediaCare* infant analgesics products. In 2011, we launched *Little Fevers* Fever Reducer and *Little Colds* Honey Elixir under our *Little Remedies* line in addition to *Clear Eyes* Cooling Comfort Redness Relief and Itchy Eye Relief. While there is always a risk that sales of existing products may be reduced by new product introductions, our goal is to grow the overall sales of our brands.

- ***Increasing Distribution Across Multiple Channels***

Our broad distribution base attempts to ensure that our products are well positioned across all available channels and that we are able to participate in changing consumer retail trends. In an effort to ensure continued sales growth, we have altered our focus by expanding our reliance on direct sales while reducing our reliance on brokers. We believe this philosophy allows us to better:

  - Know our customer;
  - Service our customer; and
  - Support our customer.

While we make great efforts to both maintain our customer base and grow in new markets, there is a risk that we may not be able to maintain or enhance our relationships across distribution channels, which could adversely impact our business, financial condition and results from operations.

- ***Growing Our International Business***

International sales beyond the borders of North America represented 2.7%, 3.5% and 4.2% of revenues in 2013, 2012, and 2011, respectively. International sales beyond the borders of North America also grew 10.6% and 7.5% in 2013 and 2012, respectively. We have designed and developed both products and packaging for specific international markets and expect that our international revenues will continue to grow. As a percentage of total revenues, international sales have decreased as a result of increased domestic sales, attributable mostly to the acquired GSK Brands, specifically *BC* and *Goody's*, which are sold exclusively in the United States. In addition to *Clear Eyes*, *Murine* and *Chloraseptic,* which are currently sold internationally, we license a large multinational company to market the *Comet* brand in Eastern Europe. Since a number of our other brands have previously been sold internationally, we seek to expand the number of brands sold through our existing international distribution network and continue to identify additional distribution partners for further expansion into other international markets.

- ***Pursuing Strategic Acquisitions***

  Acquisitions are an important part of our overall strategy for growing revenue. We have a history of growth through acquisition (see "Our History and Accomplishments" below). In 2012, we acquired 17 OTC Healthcare brands from GSK. In 2011, we acquired five brands from Blacksmith and acquired *Dramamine*. Prior to these three acquisitions, our last acquisition was the *Wartner* brand of OTC wart treatment products in 2006. While we believe that there will continue to be a pipeline of acquisition candidates for us to investigate, strategic fit and relative cost are of the utmost importance in our decision to pursue such opportunities. We believe our business model allows us to integrate acquisitions in an efficient manner, while also providing opportunities to realize significant cost savings. However, there is a risk that our operating results could be adversely affected in the event we (i) do not realize all of the anticipated operating synergies and cost savings from acquisitions, (ii) do not successfully integrate acquisitions or (iii) pay too much for these acquisitions. In the past, we utilized various debt offerings to help us acquire certain brands or businesses. For example, in 2010, we refinanced our long-term debt and significantly improved our liquidity position, debt maturities and covenants, all of which better positioned us to pursue the Blacksmith and *Dramamine* acquisitions and potential future acquisition targets. In 2012, we completed an offering of senior notes, entered into new senior secured term loan and revolving credit facilities and ratably secured our existing senior notes with the new term loan facility. We used the net proceeds from the senior notes offering, together with borrowings under the new senior secured term loan facility, to finance the acquisition of the 17 OTC brands acquired from GSK, to repay our existing senior secured credit facilities, to pay fees and expenses incurred in connection with these transactions and for general corporate purposes. In 2013, we sold one of the acquired GSK Brands, *Phazyme*, and used the proceeds to repay debt.

Market Position

During 2013, approximately 77.0% of our net revenues were from brands with a number one or number two market position, compared with approximately 67.0% and 73.0% during 2012 and 2011, respectively. These brands were *Chloraseptic, Clear Eyes, Chore Boy, Comet, Compound W, The Doctor's, Murine* and *New-Skin* for each of the above periods, as well as *Dramamine* and *Efferdent* in 2011 and 2012, *BC/Goody's, Beano, Debrox* and *Gaviscon* in 2012, and *PediaCare®* and *Ecotrin®* in 2013.

See "Major Brands" above for information regarding market share and ACV calculations.

Our History and Accomplishments

We were originally formed in 1996 as a joint venture of Medtech Labs and The Shansby Group (a private equity firm), to acquire certain OTC drug brands from American Home Products. Since 2001, our portfolio of brand name products has expanded from OTC brands to include household cleaning products. We have added brands to our portfolio principally by acquiring strong and well-recognized brands from larger consumer products and pharmaceutical companies. In February 2004, GTCR Golder Rauner II, LLC ("GTCR"), a private equity firm, acquired our business from the owners of Medtech Labs and The Shansby Group. In addition, we acquired the *Spic and Span* business in March 2004.

In April 2004, we acquired Bonita Bay Holdings, Inc. ("Bonita Bay"), the parent holding company of Prestige Brands International, Inc., which conducted its business under the "Prestige" name. After we completed the Bonita Bay acquisition, we began to conduct our business under the "Prestige" name as well. The Bonita Bay brand portfolio included *Chloraseptic, Comet, Clear Eyes* and *Murine*.

In October 2004, we acquired the *Little Remedies* brand of pediatric OTC products through our purchase of Vetco, Inc. Products offered under the *Little Remedies* brand included *Little Noses®* nasal products, *Little Tummys®* digestive health products, *Little Colds®* cough/cold remedies, and *Little Remedies* New Parents Survival Kit.

In February 2005, we raised $448.0 million through an initial public offering of 28.0 million shares of common stock. We used the net proceeds of the offering ($416.8 million), plus $3.0 million from our revolving credit facility and $8.8 million of cash on hand to (i) repay $100.0 million of our existing senior indebtedness, (ii) redeem $84.0 million in aggregate principal amount of our existing 9.25% senior subordinated notes, (iii) repurchase an aggregate of 4.7 million shares of our common stock held by the investment funds affiliated with GTCR and TCW/Crescent Mezzanine, LLC ("TWC/Crescent") for $30.2 million, and (iv) redeem all outstanding senior preferred units and class B preferred units of one of our subsidiaries for $199.8 million.

In October 2005, we acquired the *Chore Boy* brand of metal cleaning pads, scrubbing sponges, and non-metal soap pads. The brand has over 84 years of history in the scouring pad and cleaning accessories categories.

In November 2005, we acquired Dental Concepts LLC ("Dental Concepts"), a marketer of therapeutic oral care products sold under *The Doctor's* brand. The business is driven primarily by two niche segments, bruxism (nighttime teeth grinding) and interdental cleaning. Products marketed under *The Doctor's* brand include *The Doctor's NightGuard* Dental Protector, the first Food and Drug Administration ("FDA") cleared OTC treatment for bruxism, and *The Doctor's BrushPicks,* disposable interdental toothpicks.

In September 2006, we acquired Wartner USA B.V. ("Wartner"), the owner of the *Wartner* brand of OTC wart treatment products in the United States and Canada. The *Wartner* brand, which is the number three brand in the U.S. OTC wart treatment category, has enhanced and we expect will continue to enhance our market position in the category, complementing *Compound W.*

On October 28, 2009, we sold our three shampoo brands - *Prell* Shampoo, *Denorex* Dandruff Shampoo and *Zincon* Dandruff Shampoo. The terms of the sale included an upfront receipt of $8.0 million in cash, with a subsequent receipt of $1.0 million in cash on October 28, 2010. We used the proceeds from the sale to reduce outstanding bank indebtedness.

In March 2010, we refinanced our outstanding long-term indebtedness through entry into a $150.0 million senior term loan facility due April 1, 2016 (the "2010 Senior Term Loan"), and the issuance of $150.0 million in senior notes with an 8.25% interest rate due 2018. Proceeds from the new indebtedness were used to retire our senior term loan facility originally due April 1, 2011 and 9.25% senior subordinated notes originally due April 15, 2012. Additionally, our new credit agreement included a $30.0 million revolving credit facility due April 1, 2015. The refinancing and new credit facility improved our liquidity, extended maturities, and improved covenant ratios, all of which better positioned us to pursue strategic acquisitions.

On September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand for $4.1 million. The operating results of *Cutex* are presented as discontinued operations in the Consolidated Financial Statements for the year ended March 31, 2011.

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith for $190.0 million in cash, plus a working capital adjustment of $13.4 million. Additionally, we paid $1.1 million on behalf of Blacksmith for the sellers' transaction costs. As a result of this acquisition, we acquired five OTC brands: *Efferdent, Effergrip, PediaCare, Luden's* and *NasalCrom.* In connection with the acquisition of Blacksmith, in November 2010, we (i) executed an Increase Joinder to our existing credit agreement pursuant to which we entered into an incremental term loan in the amount of $115.0 million and increased our revolving credit facility by $10.0 million to $40.0 million; and (ii) issued an additional $100.0 million aggregate principal amount of 8.25% senior notes due 2018. The purchase price for Blacksmith was funded from the incremental term loan and the issuance of the 8.25% senior notes and cash on hand.

On January 6, 2011, we completed the acquisition of certain assets comprising the *Dramamine* brand in the United States for $77.1 million in cash, including transaction costs incurred in the acquisition of $1.2 million. The purchase price was funded by cash on hand. The *Dramamine* brand is complementary to our existing OTC brands.

On January 31, 2012, we completed the acquisition of the 15 GSK Brands I, including the related contracts, trademarks and inventory, for $615.0 million in cash, subject to a post-closing inventory and apportionment adjustment. The GSK Brands I include *BC, Goody's* and *Ecotrin* brands of pain relievers; *Beano, Gaviscon, Phazyme, Tagamet* and *Fiber Choice* gastrointestinal brands; and the *Sominex* sleep aid brand. On March 30, 2012, we completed the acquisition of *Debrox* and *Gly-Oxide*, the two GSK Brands II, in the United States, including the related contracts, trademarks and inventory, for $45.0 million in cash, subject to a post-closing inventory and apportionment adjustment.

On January 31, 2012, in connection with the completed acquisition of the GSK Brands I, we (i) issued 8.125% senior notes due in 2020 in an aggregate principal amount of $250.0 million (the "2012 Senior Notes"), and (ii) entered into a new senior secured credit facility, which consists of a $660.0 million term loan facility with a seven-year maturity (the "2012 Term Loan") and a $50.0 million asset-based revolving credit facility with a five-year maturity (the "2012 ABL Revolver"). In September 2012, we utilized a portion of our accordion feature to increase the amount of our borrowing capacity under the 2012 ABL Revolver by $25.0 million to $75.0 million. Additionally, in connection with the entry into the new senior secured credit facilities, we repaid the outstanding balance of and terminated our 2010 Senior Term Loan.

On October 31, 2012, we divested the *Phazyme* gas treatment brand, which was a non-core OTC brand that we acquired from GSK in January 2012. We received $21.7 million from the divestiture on October 31, 2012 and the remaining $0.6 million on January 4, 2013. The proceeds were used to repay debt. No significant gain or loss was recorded as a result of the sale.

On February 21, 2013, we entered into Amendment No. 1 (the "Amendment") to the 2012 Term Loan. The Amendment provides for the refinancing of all of our existing Term B Loans with new Term B-1 Loans. The interest rate on the Term B-1 Loans is based, at our option, on a LIBOR rate plus a margin of 2.75% per annum, with a LIBOR floor of 1.00%, or an alternate base rate, plus a margin. The new Term B-1 Loans will mature on the same date as the Term B Loans original maturity date. In addition, the Amendment provides us with certain additional capacity to prepay subordinated debt, the 2012 Senior Notes and certain other unsecured indebtedness permitted to be incurred under the credit agreement.

Products
We conduct our operations through two principal business segments:

- Over-the-Counter Healthcare; and
- Household Cleaning.

Over-the-Counter Healthcare Segment

Our portfolio of OTC Healthcare products includes 14 core brands, including five from the GSK acquisitions. Our core OTC brands are: *Chloraseptic* sore throat remedies, *Clear Eyes* eye drops, *Compound W* wart removers, *Little Remedies* pediatric healthcare products, *The Doctor's* brand of oral care products, *Efferdent* and *Effergrip* denture products, *Luden's* cough drops, *PediaCare* pediatric healthcare products, *Dramamine* motion sickness products, *BC* and *Goody's* analgesic powders, *Beano* gas prevention, *Gaviscon* antacids, and *Debrox* ear drops. Our other significant brands include *Dermoplast* first-aid products, *Murine* eye and ear care products, *NasalCrom* allergy relief product, *New-Skin* liquid bandage, *Wartner* wart removers, *Fiber Choice* fiber laxative supplements, and *Ecotrin* aspirin. In 2013, the OTC Healthcare segment accounted for 86.1% of our net revenues compared to 78.2% and 69.7% in 2012 and 2011, respectively.

Chloraseptic
Chloraseptic was originally developed by a dentist in 1957 to relieve sore throats and mouth pain. *Chloraseptic's* 6 oz. cherry liquid sore throat spray is the number one selling product in the sore throat liquids/sprays segment. The *Chloraseptic* brand has an ACV of 93.7% and is number one in Sore Throat Liquids/Lozenges with a 42.5% market share.

Clear Eyes
Clear Eyes, with an ACV of 94.6%, has been marketed as an effective eye care product that helps eliminate redness and helps moisturize the eye. *Clear Eyes* is among the leading brands in the OTC personal eye care category. *Clear Eyes* is the number two brand in the Eye Allergy/Redness Relief category with 19.9% market share.

Compound W
Compound W has a long heritage, with its wart removal products having been introduced almost 50 years ago. *Compound W* products are specially designed to provide relief from common and plantar warts and are sold in multiple forms of treatment depending on the consumer's need, including Fast-Acting Liquid, Fast-Acting Gel, One Step Pads for Kids, One Step Pads for Adults and *Freeze Off*®, a cryogenic-based wart removal system. We believe that *Compound W* is one of the most trusted names in wart removal. *Compound W* is the number one wart removal brand in the United States with a 37.5% market share and an ACV of 91.8%.

Dramamine
Dramamine is the number one brand in the $72.3 million Motion Sickness Tablets category with a 38.8% market share and distribution of over 94.4% ACV. The product line includes the new *Dramamine* for Kids, and a Less Drowsy formula and Chewable form in addition to the top selling *Dramamine* original product.

Efferdent and Effergrip
Efferdent Denture Cleanser holds a 31.6% share and the number two position in the $148.0 million Denture Cleanser Tablets category. The January 2011 introduction of *Efferdent PM* extended the brand into the growing overnight cleanser segment. In 2012, we introduced *Efferdent* Power Clean Crystals denture cleanser. In its introductory year, Power Clean Crystals has garnered a 2.3% share of the market and has successfully brought new consumers into the *Efferdent* franchise. *Efferdent* enjoys distribution of over 96.0% ACV. *Effergrip* denture adhesive competes in the $296.4 million adhesives category and holds a 0.4% share of the market.

Little Remedies
Little Remedies is a full line of pediatric OTC products that contain no alcohol, saccharin, artificial flavors or coloring dyes, including: (i) *Little Noses*, a product line consisting of an assortment of nasal saline products; (ii) *Little Colds*, a product line consisting of a multi-symptom cold relief formula, sore throat relief products, a cough relief formula, a decongestant and a combined decongestant plus cough relief formula; (iii) *Little Tummys*, a product line consisting of gas relief drops, laxative

drops and gripe water, an herbal supplement used to ease discomfort often associated with colic and hiccups; and (iv) *Little Teethers*, a product line offering teething relief. Little Remedies holds a 4.7% market share of the competitive Pediatric Healthcare market, and ACV of 86.3%.

Luden's

Luden's throat drops heritage spans more than 120 years. Among the fastest growing brands in the $612.0 million Cough Drops category, *Luden's* has a 5.5% share of the market and distribution of more than 96.8% ACV. *Luden's* Wild Cherry is the number two selling item in the Cough Drop category, and a Sugar Free line extension was launched in 2011.

PediaCare

PediaCare is a full line of pediatric multi-symptom cough, cold and allergy products. In 2011, we launched a comprehensive line of pain relievers and fever reducers for both children and infants in addition to a new 24 Hour Allergy Relief offering. In 2013, we launched improved flavor profiles for the *PediaCare* pain reliever and fever reducers for children and infants and *PediaCare* Nighttime Multi-Symptom Cold reliever. *PediaCare* currently holds a 5.6% share of the market and the number three position in the $1,100.0 million Pediatric Healthcare market. All *PediaCare* products combined have distribution of 89.9% ACV.

The Doctor's

The Doctor's is a line of products designed to help consumers maintain good oral hygiene in between dental office visits. The market is driven primarily by two niche segments: bruxism (nighttime teeth grinding) and interdental cleaning. *The Doctor's NightGuard* dental protector was the first FDA cleared OTC treatment for bruxism. The *Doctor's NightGuard* currently holds a 32.3% share of the market and the number one position in the Teeth Grinding market. *The Doctor's NightGuard* also has a distribution of 50.4% ACV.

BC/Goody's

BC and *Goody's* compete in the $3.0 billion Adult Analgesic category (excluding convenience stores). They are the number one OTC pain relievers in a powder form. Developed in the Southeast region over 80 years ago, their unique form delivers fast pain relief. The combined brands have a 2.6% share of the Adult Analgesic category nationally according to IRI, but are the number one adult analgesic in Southeast Convenience stores according to IRI. *BC* is available in Original and Arthritis formulas as well as newly introduced *BC* Cherry Powder. *Goody's* includes Extra Strength, Back & Body, PM and Cool Orange and the new *Goody's* Caplets. We expect to introduce *Goody's* Headache Relief Shot in Fiscal Year 2014.

Beano

Beano commands a 93.8% share and the number one position in the Gas Prevention segment and the number two overall position in the $245.0 million anti-gas category. The product is formulated with a unique digestive enzyme that works naturally with the body to prevent gas symptoms before they start. In 2010, the brand developed a proprietary delivery system and launched *Beano* Meltaways, a dissolvable tablet that fills the consumer need for a more discreet way to manage the condition.

Debrox

Debrox is the number one brand of OTC ear wax removal aids, with a 47.9% share of the Ear Wax Removal segment. The product line consists of two items: an ear wax removal kit containing liquid drops and an ear washer bulb, and a second item containing just the liquid drops as a refill. With *Debrox*, consumers have a safe, gentle method for removing ear wax build up while in the privacy of their homes. *Debrox* is the number one trusted brand with doctors and pharmacists according to Encuity Research LLC and Pharmacy Times, and is their number one choice for a recommended treatment to their patients with ear wax build up.

Gaviscon

Gaviscon is currently the number two brand in the $134.6 million Canadian Upset Stomach Remedy category with a 15.2% market share. The brand grew 8.0% in 2013, outperforming the category which grew 2.0%. *Gaviscon*'s success is attributed to a differentiated method of action versus traditional antacid products, as it creates a foam barrier to keep stomach acid from backing up into the esophagus.

Dermoplast

Dermoplast is currently the number three brand in the $34.5 million Pain Relief Sprays market. *Dermoplast* is sold to hospitals and institutions in addition to retail stores. The brand holds a 16.3% market share and a distribution of 66.4% ACV.

Murine

Murine is currently the number two brand in the $40.8 million Ear Wax Removal category with an 11.0% market share. The brand has a distribution of 65.6% ACV.

New-Skin
New-Skin holds a 63.8% market share and the number one position in the $23.4 million Liquid Bandages market. *New-Skin* has a distribution of 84.6% ACV.

Wartner
Wartner is currently the number three brand in the Wart Removal market with a 2.6% market share. The brand has a distribution of 10.3% ACV.

Fiber Choice
Fiber Choice currently holds the number three position in the $400.8 million Fiber Laxative Supplements category with a 5.6% market share. The brand has a distribution of 81.3% ACV.

Ecotrin
Ecotrin currently holds the number two position in the $525.0 million Aspirin category with a 3.9% market share. The brand has a distribution of 81.7% ACV.

Household Cleaning Segment

Our portfolio of Household Cleaning brands includes the *Chore Boy, Comet* and *Spic and Span* brands. During 2013, the Household Cleaning segment accounted for 13.9% of our revenues, compared with 21.8% and 30.3% in 2012 and 2011, respectively.

Chore Boy
Chore Boy scrubbing pads and sponges were initially launched in the 1920s. Over the years, the line has grown to include metal and non-metal scrubbers that are used for a variety of household cleaning tasks. *Chore Boy* holds an 11.7% share of the market and a number two position in the Soap Free Metal Scrubbers market.

Comet
Comet was originally introduced in 1956 and is one of the most widely recognized Household Cleaning brands with an ACV of 94.8%. *Comet* competes in the abrasive tub and tile cleaner sub-category of the Household Cleaning category that includes abrasive powders, creams, liquids and non-abrasive sprays. *Comet* products include several varieties of cleaning powders, spray and cream, both abrasive and non-abrasive.

Spic and Span
Spic and Span was introduced in 1925 and is marketed as the complete home cleaner, with three product lines consisting of (i) dilutables, (ii) an anti-bacterial hard surface spray for counter tops and (iii) glass cleaners. Each of these products can be used for multi-room and multi-surface cleaning.

For additional information concerning our business segments, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 19 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Marketing and Sales

Our marketing strategy is based upon the acquisition and the rejuvenation of established consumer brands that possess what we believe to be significant brand value and unrealized potential. Our marketing objective is to increase sales and market share by developing innovative new products and line extensions and executing professionally designed, creative and cost-effective advertising and promotional programs. After we acquire a brand, we implement a brand building strategy that uses the brand's existing consumer awareness to maximize sales of current products and provides a vehicle to drive growth through product innovation. This brand building process involves the evaluation of the existing brand name, the development and introduction of innovative new products, and the execution of professionally designed support programs. Recognizing that financial resources are limited, we allocate our resources to focus on our core brands, which we believe have the greatest opportunities for growth and financial success. Brand priorities vary from year to year and generally revolve around new product introductions.

Customers

Our senior management team and dedicated sales force strive to maintain long-standing relationships with our top 50 domestic customers, which accounted for approximately 46.7%, 69.5% and 74.4% of our combined gross sales for 2013, 2012 and 2011, respectively. Our sales management team has grown to 44 people in order to focus on our key customer relationships. We also contract with third-party sales management enterprises that interface directly with our remaining customers and report directly to members of our sales management team.

We enjoy broad distribution across each of the major retail channels, including mass merchandisers, drug, food, dollar, convenience and club stores. The following table sets forth the percentage of gross sales across our six major distribution channels during each of the past three years ended March 31:

	Percentage of Gross Sales(1)		
Channel of Distribution	**2013**	**2012**	**2011**
Mass	32.2	33.2	33.0
Food	19.4	21.1	21.8
Drug	22.7	25.8	25.0
Dollar	9.3	9.4	9.8
Convenience	5.9	2.8	2.6
Club	3.1	2.3	2.3
Other	7.4	5.4	5.5

(1) Includes estimates for some of our wholesale customers that service more than one distribution channel.

Due to the diversity of our product lines, we believe that each of these channels is important to our business and we continue to seek opportunities for growth in each channel.

Our principal customer relationships include Walmart, Walgreens, CVS, Target and Dollar Tree. Sales to our top five and ten customers accounted for approximately 26.9% and 33.8% of total gross sales, respectively, in 2013 compared with approximately 40.0% and 50.1% of total gross sales, respectively, in 2012 and approximately 41.7% and 53.0% of total gross sales, respectively, in 2011. No single customer other than Walmart accounted for more than 10% of our gross sales in any of those years. During 2013, 2012 and 2011, Walmart accounted for approximately 15.9%, 18.9% and 20.3%, respectively, of our gross revenues. In 2012 and 2011, none of our other top five customers accounted for less than 3% of our gross sales. However, in 2013, two of our top five customers accounted for less than 3% of our gross sales. Sales to our top customers decreased as a percentage of our gross sales in 2013 due to a shift in our channels of distribution from mass merchandisers and food and drug stores to convenience stores. For the majority of our convenience store sales, we use distributors to manage brand and product distribution to that channel.

Our strong customer relationships and product recognition allow us to attempt to capitalize on a number of important strategic opportunities, including (i) minimization of slotting fees, (ii) maximization of new product introductions, (iii) maximization of shelf space prominence, and (iv) minimization of cash collection days. We believe that our emphasis on strong customer relationships, speed and flexibility and leading sales technology capabilities, combined with consistent marketing support programs and ongoing product innovation, will continue to maximize our competitiveness in the increasingly complex retail environment.

The following table sets forth a list of our primary distribution channels and our principal customers for each channel:

Distribution Channel	Customers	Distribution Channel	Customers
Mass	Kmart	***Drug***	CVS
	Meijer		Rite Aid
	Target		Walgreens
	Walmart		
		Dollar	Dollar General
Food	Ahold		Dollar Tree
	Kroger		Family Dollar
	Publix		
	Safeway	***Club***	BJ's Wholesale Club
	Supervalu		Costco
			Sam's Club
Convenience	McLane		
	HT Hackney		
	Core Mark		

Outsourcing and Manufacturing

In order to maximize our competitiveness and efficiently allocate our resources, third-party manufacturers fulfill all of our manufacturing needs. We have found that contract manufacturing maximizes our flexibility and responsiveness to industry and consumer trends while minimizing the need for capital expenditures. We select contract manufacturers based on their core competencies and our perception of the best overall value, including factors such as (i) depth of services, (ii) professionalism and integrity of the management team, (iii) manufacturing agility and capacity, (iv) regulatory compliance, and (v) competitive pricing. We also conduct thorough reviews of each potential manufacturer's facilities, quality standards, capacity and financial stability. We generally purchase only finished products from our manufacturers.

Our primary contract manufacturers provide comprehensive services from product development through the manufacturing of finished goods. They are responsible for such matters as (i) production planning, (ii) product research and development, (iii) procurement, (iv) production, (v) quality testing, and (vi) almost all capital expenditures. In most instances, we provide our contract manufacturers with guidance in the areas of (i) product development, (ii) performance criteria, (iii) regulatory guidance, (iv) sourcing of packaging materials, and (v) monthly master production schedules. This management approach results in minimal capital expenditures and maximizes our cash flow, which allows us to reinvest to support our marketing initiatives, fund brand acquisitions or repay outstanding indebtedness.

At March 31, 2013, we had relationships with 66 third-party manufacturers. Of those, we had long-term contracts with 22 manufacturers that produced items that accounted for approximately 75.3% of our gross sales for 2013 compared to 20 manufacturers with long-term contracts that accounted for approximately 70.6% of our gross sales in 2012. The fact that we do not have long-term contracts with certain manufacturers means that they could cease manufacturing our products at any time and for any reason or initiate arbitrary and costly price increases which could have a material adverse effect on our business, financial condition and results from operations.

At March 31, 2013, suppliers for our key brands included (i) GlaxoSmithKline, (ii) Fitzpatrick Bros. Inc., (iii) Aspen Pharmacare, (iv) Pharma Tech Industries, (v) BestSweet, Inc., and (vi) Aaron Industries, Inc. We enter into manufacturing agreements for a majority of our products by sales volume, each of which vary based on the capabilities of the third-party manufacturer and the products being supplied. These agreements explicitly outline the manufacturer's obligations and product specifications with respect to the brand or brands being produced. The purchase price of products under these agreements is subject to change pursuant to the terms of these agreements due to fluctuations in raw material, packaging and labor costs. Other products are manufactured on a purchase order basis, which is generally based on batch sizes and results in no long-term obligations or commitments.

Warehousing and Distribution

We receive orders from retailers and/or brokers primarily by electronic data interchange, which automatically enters each order into our computer systems and then routes the order to our distribution center. The distribution center will, in turn, send a confirmation that the order was received, fill the order and ship the order to the customer, while sending a shipment confirmation to us. Upon receipt of the confirmation, we send an invoice to the customer.

We manage product distribution in the continental United States primarily through one facility located in St. Louis, which is owned and operated by a third-party provider. Our warehouse provider provides warehouse services with respect to our full line of products, including storage, handling and shipping, as well as transportation services with respect to our full line of products, including (i) complete management services, (ii) claims administration, (iii) proof of delivery, (iv) procurement, (v) report generation, and (vi) automation and freight payment services.

If our warehouse provider abruptly stopped providing warehousing or transportation services to us, our business operations could suffer a temporary disruption while we engage new service providers. We believe this process could be completed quickly and any resulting temporary disruption would not be likely to have a significant effect on our business, operating results or financial condition. However, a serious disruption, such as a flood or fire, to our distribution center could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with the distribution of our products to our customers during the time required to reopen or replace our distribution center. As a result, any such serious or prolonged disruption could have a material adverse effect on our business, financial condition and results from operations.

Competition

The business of selling brand name consumer products in the OTC Healthcare and Household Cleaning categories is highly competitive. These markets include numerous national and global manufacturers, distributors, marketers and retailers that actively compete for consumers' business both in the United States and abroad. In addition, like most companies that market products in these categories, we are experiencing increased competition from "private label" products introduced by major retail chains. While we believe that our branded products provide superior quality and benefits, we are unable to predict the extent to which consumers will purchase "private label" products as an alternative to branded products.

Our principal competitors vary by industry category. Competitors in the OTC Healthcare category include: Johnson & Johnson, maker of Visine®, which competes with our *Clear Eyes* and *Murine* brands; McNeil-PPC (owned by Johnson & Johnson), maker of Children's Tylenol®, and Novartis Consumer Healthcare, maker of Triaminic®, each of which competes with our *PediaCare* and *Little Remedies* brands; The Procter & Gamble Company, maker of Vicks®, and Reckitt Benckiser, maker of Cepacol®, each of which competes with our *Chloraseptic* brand; Kraft Foods, maker of Halls®, which competes with our *Luden's* brand; The Procter & Gamble Company, maker of Fixodent®, and GlaxoSmithKline, maker of Polident®, each of which competes with our *Efferdent* brand; and Insight Pharmaceuticals, Inc., maker of Bonine®, which competes with our *Dramamine* brand. Sunstar America, Inc., maker of the GUM® line of oral care products, as well as DenTek® Oral Care, Inc., which markets a dental protector for nighttime teeth grinding and interdental toothpicks, compete with our *The Doctor's* oral care brand.

Top competitors of our newly acquired GSK Brands categories include: McNeil-PPC (owned by Johnson & Johnson), maker of Tylenol®, Pfizer, maker of Advil®, and Novartis Consumer Healthcare, maker of Excedrin®, each of which competes with our *BC, Goody's* and *Ecotrin* brands. The Procter & Gamble Company, maker of Metamucil®, which competes with our *Fiber Choice* brand; Novartis Consumer Healthcare, maker of Gas X®, which competes with our *Beano* brand; and GSK, maker of Tums®, which competes with our *Gaviscon* and *Tagamet* brands.

Competitors in the Household Cleaning category include: Henkel AG & Co., maker of Soft Scrub®, Colgate-Palmolive Company, maker of Ajax® Cleanser, and The Clorox Company, maker of Tilex®, each of which competes with our *Comet* brand. Additionally, Clorox's Pine Sol® and The Procter & Gamble Company's Mr. Clean® compete with our *Spic and Span* brand, while 3M Company, maker of Scotch-Brite®, O-Cel-O® and Dobie® brands, and Clorox's SOS® compete with our *Chore Boy* brand.

We compete on the basis of numerous factors, including brand recognition, product quality, performance, price and product availability at the retail level. Advertising, promotion, merchandising and packaging, the timing of new product introductions, and line extensions also have a significant impact on customers' buying decisions and, as a result, on our sales. The structure and quality of our sales force, as well as sell-through of our products, affect in-store position, wall display space and inventory levels in retail outlets. If we are unable to maintain the inventory levels and in-store positioning of our products in retail stores, our sales and operating results will be adversely affected. Our markets are also highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. An increase in the amount of new product introductions and the levels of advertising spending by our competitors could have a material adverse effect on our business, financial condition and results from operations.

Many of the competitors noted above are larger and have substantially greater research and development and financial resources than we do, and may therefore have the ability to spend more aggressively and consistently on research and development, advertising and marketing, and to respond more effectively to changing business and economic conditions. See "Competitive Strengths" above for additional information regarding our competitive strengths and "Risk Factors" below for additional information regarding competition in our industry.

Regulation

Product Regulation

The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including the FDA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), and the Environmental Protection Agency ("EPA"), and various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. Our Regulatory Team is guided by a senior member of management and staffed by individuals with appropriate legal and regulatory experience. Our Regulatory and Operations teams work closely with our third-party manufacturers on quality-related matters, while we monitor their compliance with FDA regulations and perform periodic audits to ensure compliance. This continual evaluation process is designed to ensure that our manufacturing processes and products are of the highest quality and in compliance with known regulatory requirements. If the FDA chooses to audit a particular manufacturing facility, we require the third-party manufacturer to notify us immediately and update us on the progress of the audit as it proceeds. If we or our manufacturers fail to comply with applicable regulations, we could become subject to significant claims or penalties or be required to discontinue the sale of the non-compliant product, which could have a material adverse effect our business, financial condition and results from operations. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant additional compliance costs or discontinuation of product sales and may also have a material adverse effect on our business, financial condition and results from operations.

Most of our OTC drug products are regulated pursuant to the FDA's monograph system. The monographs set out the active ingredients and labeling indications that are permitted for certain broad categories of OTC drug products. When the FDA has finalized a particular monograph, it has concluded that a properly labeled product formulation is generally recognized as safe and effective and not misbranded. A tentative final monograph indicates that the FDA has not made a final determination about products in a category to establish safety and efficacy for a product and its uses. However, unless there is a serious safety or efficacy issue, the FDA typically will exercise enforcement discretion and permit companies to sell products conforming to a tentative final monograph until the final monograph is published. Products that comply with either final or tentative final monograph standards do not require pre-market approval from the FDA.

Certain of our OTC drug products are New Drug Applications ("NDA") and Abbreviated New Drug Applications ("ANDA") products and are manufactured and labeled in accordance with an FDA-approved submission. These products are subject to reporting requirements as set forth in FDA regulations.

Certain of our OTC Healthcare products are medical devices regulated by the FDA through a system which usually involves pre-market clearance. During the review process, the FDA makes an affirmative determination as to the sufficiency of the label directions, cautions and warnings for the medical devices in question.

In accordance with the Federal Food, Drug and Cosmetic Act ("FDC Act") and FDA regulations, the Company and its drug and device manufacturers must also comply with the FDA's current Good Manufacturing Practices ("GMPs"). The FDA inspects our facilities and those of our third-party manufacturers periodically to determine that both the Company and our third-party manufacturers are complying with GMPs.

A number of our products are regulated by the CPSC under the Federal Hazardous Substances Act (the "FHSA"), the Poison Prevention Packaging Act of 1970 (the "PPPA") and the Consumer Products Safety Improvement Act of 2008 (the "CPSIA"). Certain of our household products are considered to be hazardous substances under the FHSA and therefore require specific cautionary warnings to be included in their labeling for such products to be legally marketed. In addition, a small number of our products are subject to regulation under the PPPA and can only be legally marketed if they are dispensed in child-resistant packaging or labeled for use in households where there are no children. The CPSIA requires us to make available to our customers certificates stating that we are in compliance with any applicable regulation administered by the CPSC.

Certain of our Household Cleaning products are considered pesticides under the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"). Generally speaking, any substance intended for preventing, destroying, repelling, or mitigating any pest is considered to be a pesticide under FIFRA. We market and distribute certain household products under our *Comet* and *Spic and Span* brands that make antibacterial and/or disinfectant claims governed by FIFRA. Due to the antibacterial and/or disinfectant claims on certain of the *Comet* and *Spic and Span* products, such products are considered to be pesticides under FIFRA and are required to be registered with the EPA and contain certain disclosures on the product labels. In addition, the contract manufacturers from which we source these products must be registered with the EPA. Our *Comet* and *Spic and*

Span products that make antibacterial and/or disinfectant claims are also subject to state regulations and the rules and regulations of the various jurisdictions where these products are sold.

Other Regulations

We are also subject to a variety of other regulations in various foreign markets, including regulations pertaining to import/export regulations and antitrust issues. To the extent we decide to commence or expand operations in additional countries, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. We must also comply with product labeling and packaging regulations that may vary from country to country. Government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products. Our failure to comply with these regulations can also result in a product being removed from sale in a particular market, either temporarily or permanently. In addition, we are subject to FTC and state regulations, as well as foreign regulations, relating to our product claims and advertising. If we fail to comply with these regulations, we could be subject to enforcement actions and the imposition of penalties, which could have a material adverse effect on our business, financial condition and results from operations.

Intellectual Property

We own a number of trademark registrations and applications in the United States, Canada and other foreign countries. The following are some of the most important registered trademarks we own in the United States and/or Canada: *Chloraseptic, Chore Boy, Cinch®, Clear Eyes, Comet, Compound W, Dermoplast, Dramamine, Efferdent, Effergrip, Freeze Off, Little Remedies, Longlast®, Luden's, Momentum®, Murine, NasalCrom, New-Skin, PediaCare, Percogesic®, Spic and Span, The Doctor's Brushpicks, The Doctor's NightGuard, Wartner, BC, Goody's, Ecotrin, Beano, Gaviscon, Tagamet, Fiber Choice, Sominex, Debrox* and *Gly-Oxide.*

Our trademarks and trade names are how we convey that the products we sell are "brand name" products. Our ownership of these trademarks and trade names is very important to our business, as it allows us to compete based on the value and goodwill associated with these marks. We may also license others to use these marks. Additionally, we own or license patents on innovative and proprietary technology. The patents evidence the unique nature of our products, provide us with exclusivity, and afford us protection from the encroachment of others. None of the patents that we own or license, however, is material to us on a consolidated basis. Enforcing our rights, or the rights of any of our licensors, represented by these trademarks, trade names and patents is critical to our business but is expensive. If we are not able to effectively enforce our rights, others may be able to dilute our trademarks, trade names and patents and diminish the value associated with our brands and technologies, which could have a material adverse effect on our business, financial condition and results from operations.

We do not own all of the intellectual property rights applicable to our products. In those cases where our third-party manufacturers own patents that protect our products, we are dependent on them as a source of supply for our products. Unless other non-infringing technologies are available, we must continue to purchase patented products from our suppliers who sell patented products to us. In addition, we rely on our suppliers for their enforcement of their intellectual property rights against infringing products.

We have licensed to The Procter & Gamble Company the right to use the *Comet, Spic and Span* and *Chlorinol®* trademarks in the commercial/institutional/industrial segment in the United States and Canada until 2019. We have also licensed to The Procter & Gamble Company the *Comet* and *Chlorinol* brands in Russia and specified Eastern European countries until 2015.

Seasonality

The first quarter of our fiscal year typically has the lowest level of revenue due to the seasonal nature of certain of our brands relative to the summer and winter months. In addition, the first quarter generally is the least profitable quarter due to the increased advertising and promotional spending to support those brands with a summer selling season, such as *Clear Eyes* products, *Compound W*, *Wartner* and *New-Skin*. The level of advertising and promotional campaigns in the third quarter influences sales of our cough/cold products such as *Chloraseptic, Little Remedies, Luden's* and *PediaCare* during the fourth quarter cough/cold winter months. Additionally, the fourth quarter typically has the lowest level of advertising and promotional spending as a percent of revenue.

Employees

We employed approximately 117 full time individuals at March 31, 2013. None of our employees is a party to a collective bargaining agreement. Management believes that our relations with our employees are good.

Backlog Orders

We had no backlog orders at March 31, 2013 or 2012.

Available Information

Our Internet address is www.prestigebrands.com. We make available free of charge on or through our Internet website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as well as the Proxy Statement for our annual stockholders' meetings, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Information on our Internet website does not constitute a part of this Annual Report on Form 10-K and is not incorporated herein by reference, including any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We have adopted a Code of Conduct Policy, Code of Ethics for Senior Financial Employees, Complaint Procedures for Accounting and Auditing Matters, Corporate Governance Guidelines, Audit Committee Pre-Approval Policy, and Charters for our Audit, Compensation and Nominating and Governance Committees, as well as a Related Persons Transaction Policy and Stock Ownership Guidelines. We will provide to any person without charge, upon request, a copy of the foregoing materials. Any requests for the foregoing documents from us should be made in writing to:

Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, New York 10591
Attention: Secretary

We intend to disclose future amendments to the provisions of the foregoing documents, policies and guidelines and waivers therefrom, if any, on our Internet website and/or through the filing of a Current Report on Form 8-K with the SEC, to the extent required under the Exchange Act.

ITEM 1A. RISK FACTORS

The high level of competition in our industry, much of which comes from competitors with greater resources, could adversely affect our business, financial condition and results from operations.

The business of selling brand name consumer products in the OTC Healthcare and Household Cleaning categories is highly competitive. These markets include numerous manufacturers, distributors, marketers and retailers that actively compete for consumers' business both in the United States and abroad. Many of these competitors are larger and have substantially greater resources than we do, and may therefore have the ability to spend more aggressively on research and development, advertising and marketing, and to respond more effectively to changing business and economic conditions. If this were to occur, it could have a material adverse effect on our business, financial condition and results from operations.

Certain of our product lines that account for a large percentage of our sales have a small market share relative to our competitors. For example, while *Clear Eyes* has a number two market share position of 19.9% within the Allergy/Redness Relief segment, its top competitor, Visine®, has a market share of 24.1% in the same segment. In contrast, certain of our brands with number one market positions have a similar market share relative to our competitors. For example, *Compound W* has a number one market position of 37.5% of the Wart Removal segment and its top competitor, Dr. Scholl's®, has a market position of 37.0% in the same category. Finally, while our *New-Skin* liquid bandage product has a number one market position and a market share of 63.8%, the size of the Liquid Bandages market is relatively small, particularly when compared to the much larger bandage category. See "Part I, Item 1. Business - Major Brands" of this Annual Report on Form 10-K for information regarding market share calculations.

We compete for customers' attention based on a number of factors, including brand recognition, product quality, performance, price and product availability at the retail level. Advertising, promotion, merchandising and packaging and the timing of new product introductions and line extensions also have a significant impact on consumer buying decisions and, as a result, on our sales. The structure and quality of our sales force, as well as sell-through of our products affect the continued offering of our products, in-store position, wall display space and inventory levels in retail stores. If we are unable to maintain our current distribution network, product offerings in retail stores, inventory levels and in-store positioning of our products, our sales and operating results will be adversely affected. Our markets also are highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. An increase in the number of product innovations by our competitors or the failure of a new product launch by the Company could have a material adverse effect on our business, financial condition and results from operations.

In addition, competitors may attempt to gain market share by offering products at prices at or below those typically offered by us. Competitive pricing may require us to reduce prices, which may result in lost sales or a reduction of our profit margins. Future price adjustments, product changes or new product introductions by our competitors or our inability to react with price adjustments, product changes or new product introductions of our own could result in a loss of market share, which could have a material adverse effect on our business, financial condition and results from operations.

We depend on a limited number of customers with whom we have no long-term agreements for a large portion of our gross sales and the loss of one or more of these customers could reduce our gross sales and have a material adverse effect on our business, financial condition and results of operations.

For 2013, our top five and ten customers accounted for approximately 26.9% and 33.8%, respectively, of our sales, compared with approximately 40.0% and 50.1%, respectively, for 2012 and 41.7% and 53.0%, respectively, for 2011. Walmart, which itself accounted for approximately 15.9%, 18.9% and 20.3% of our sales in 2013, 2012 and 2011, respectively, is our only customer that accounted for 10% or more of our sales. We expect that for future periods, our top five and ten customers, including Walmart, will, in the aggregate, continue to account for a large portion of our sales. The loss of one or more of our top customers, any significant decrease in sales to these customers, or a significant decrease in our retail display space in any of these customers' stores, could reduce our sales and have a material adverse effect on our business, financial condition and results from operations.

In addition, our business is based primarily upon individual sales orders. We typically do not enter into long-term contracts with our customers. Accordingly, our customers could cease buying products or reduce the number of items they buy from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us or reduces the number of items purchased. If a significant number of our smaller customers, or any of our significant customers, elect not to purchase products from us, our business, financial condition and results from operations could be adversely affected.

Our business has been and could continue to be adversely affected by the slow economic recovery in the United States.

The uncertainty surrounding the current slow economic recovery in the United States recession has affected and could continue to materially affect our business because such economic challenges could adversely affect consumers, our customers and suppliers. Specifically:

- Consumer spending may continue to be curtailed, resulting in downward pressure on our sales;
- Our customers may continue to ration the number of products that reach store shelves resulting in a reduction of the number of products that are carried at retail, particularly those that are not number one or two in their category;
- Our customers may continue to reduce overall inventory levels to strengthen their working capital positions which could result in additional sales reductions for us during those periods that our customers implement such strategies;
- Our customers may continue to increase the number and breadth of products that are sold via their "private label" to the detriment of our branded products;
- Our customers may continue to reduce store count by closing additional marginally performing stores resulting in sales reductions, and an inability to repay amounts owed to us; and
- Our suppliers may suffer from sales reductions which could diminish their working capital, impede their ability to provide product to us in a timely manner or in sufficient quantities, and result in an increase in prices.

We depend on third-party manufacturers to produce the products we sell. If we are unable to maintain these manufacturing relationships or fail to enter into additional relationships, as necessary, we may be unable to meet customer demand and our sales and profitability could suffer as a result.

All of our products are produced by third-party manufacturers. Our ability to retain our current manufacturing relationships and engage in and successfully transition to new relationships is critical to our ability to deliver quality products to our customers in a timely manner. Without adequate supplies of quality merchandise, sales would decrease materially and our business would suffer. In the event that our primary third-party manufacturers are unable or unwilling to ship products to us in a timely manner, we would have to rely on secondary manufacturing relationships or identify and qualify new manufacturing relationships. We might not be able to identify or qualify such manufacturers for existing or new products in a timely manner, and such manufacturers may not allocate sufficient capacity to us in order that we may meet our commitments to customers. In addition, identifying alternative manufacturers without adequate lead times can compromise required product validation and stability protocol, which may involve additional manufacturing expense, delay in production or product disadvantage in the marketplace. In general, the consequences of not securing adequate, high quality and timely supplies of merchandise would negatively impact inventory levels, sales and gross margins, and could have a material adverse effect on our business, financial condition and results from operations.

The manufacturers we use may also increase the cost of the products we purchase which could adversely affect our margins in the event we are unable to pass along these increased costs to our customers. A situation such as this could also have a material adverse effect on our business, financial condition and results from operations.

At March 31, 2013, we had relationships with 66 third-party manufacturers. Of those, we had long-term contracts with 22 manufacturers that produced items that accounted for approximately 75.3% of our gross sales for 2013, compared to 20 manufacturers with long-term contracts that produced approximately 70.6% of gross sales in 2012. The fact that we do not have long-term contracts with certain manufacturers means that they could cease manufacturing these products at any time and for any reason or initiate arbitrary and costly price increases, either of which could have a material adverse effect on our business, financial condition and results from operations.

Price increases for raw materials, labor, energy and transportation costs could have an adverse impact on our margins.

The costs to manufacture and distribute our products are subject to fluctuation based on a variety of factors. Increases in commodity raw material (including resins) and packaging component prices and labor, energy and fuel costs could have a significant impact on our financial condition and results from operations. If we are unable to increase the price for our products or continue to achieve cost savings in a rising cost environment, such cost increases would reduce our gross margins and could have a material adverse effect on our financial condition or results from operations. If we increase the price for our products in order to maintain our current gross margins for our products, such increase may adversely affect demand for, and sales of, our products, which could have a material adverse effect on our business, financial condition and results of operations.

Disruption in our St. Louis distribution center may prevent us from meeting customer demand, and our sales and profitability may suffer as a result.

We manage our product distribution in the continental United States through one primary distribution center in St. Louis, Missouri. A serious disruption, such as a flood or fire, to our primary distribution center could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times during the time required to reopen or replace our primary distribution center. As a result, any serious disruption could have a material adverse effect on our business, financial condition and results from operations.

Achievement of our strategic objectives requires the acquisition, or potentially the disposition, of certain brands or product lines. Efforts to effect and integrate such acquisitions or dispositions may divert our managerial resources away from our business operations.

The majority of our growth has been driven by acquiring other brands and companies. At any given time, we may be engaged in discussions with respect to possible acquisitions that are intended to enhance our product portfolio, enable us to realize cost savings and further diversify our category, customer and channel focus. Our ability to successfully grow through acquisitions depends on our ability to identify, negotiate, complete and integrate suitable acquisition candidates and to obtain any necessary financing. These efforts could divert the attention of our management and key personnel from our business operations. If we complete acquisitions, we may also experience:

- Difficulties achieving, or an inability to achieve, our expected returns;
- Difficulties in integrating any acquired companies, suppliers, personnel and products into our existing business;
- Delays in realizing the benefits of the acquired company or products;
- Higher costs of integration than we anticipated;
- Difficulties in retaining key employees of the acquired business who are necessary to manage the business;
- Difficulties in maintaining uniform standards, controls, procedures and policies throughout our acquired companies; or
- Adverse customer or stockholder reaction to the acquisition.

In addition, any acquisition could adversely affect our operating results as a result of higher interest costs from the acquisition-related debt and higher amortization expenses related to the acquired intangible assets. The diversion of management's attention to pursue acquisitions, or our failure to successfully integrate acquired companies into our business, could have a material adverse effect on our business, financial condition and results from operations.

In the event that we decide to divest of a brand or product line, we may encounter difficulty finding, or be unable to find, a buyer on acceptable terms in a timely manner. The pursuit of divestitures could also divert management's attention from our business operations and result in a delay in our efforts to achieve our strategic objectives.

Our risks associated with doing business internationally increase as we expand our international footprint.

During 2013, 2012 and 2011, approximately 2.7%, 3.5% and 4.2%, respectively, of our total revenues were attributable to our international business. International sales beyond the borders of North America grew 10.6% and 7.5% in 2013 and 2012, respectively. We generally rely on brokers and distributors for the sale of our products in foreign countries. In addition to the risks associated with political instability, changes in the outlook for economic prosperity in these countries could adversely affect the sales of our products in these countries. Other risks of doing business internationally include:

- Changes in the legislative or regulatory requirements of the countries or regions where we do business;
- Currency controls that restrict or prohibit the payment of funds or the repatriation of earnings to the United States;
- Fluctuating foreign exchange rates could result in unfavorable increases in the price of our products or cause increases in the cost of certain products purchased from our foreign third-party manufacturers;
- Regulatory oversight and its impact on our ability to get products registered for sale in certain markets;

- Potential trade restrictions and exchange controls;
- Inability to protect our intellectual property rights in these markets; and
- Increased costs of compliance with general business and tax regulations in these countries or regions.

Regulatory matters governing our industry could have a significant negative effect on our sales and operating costs.

In both our United States and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints exist at the federal, state and local levels in the United States and at analogous levels of government in foreign jurisdictions.

The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including the FDA, the FTC, the CPSC, the EPA, and by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed, stored and sold. If we or our third-party manufacturers or distributors fail to comply with those regulations, we could become subject to enforcement actions, significant penalties or claims, which could materially adversely affect our business, financial condition and results from operations. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or the cessation of product sales and may adversely affect the marketing of our products, of revenues which could have a material adverse effect on our business, financial condition and results from operations.

The FDC Act and FDA regulations require that the manufacturing processes of our third-party manufacturers must also comply with the FDA's GMPs. The FDA inspects our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with GMPs. A history of general compliance in the past is not a guarantee that future GMPs will not mandate other compliance steps and associated expense.

If we or our third-party manufacturers fail to comply with applicable federal, state, local or foreign regulations, we could be required to:

- Suspend manufacturing operations;
- Modify product formulations or processes;
- Suspend the sale of products with non-complying specifications; or
- Change product labeling, packaging or advertising or take other corrective action.

In addition, we could be required for a variety of reasons to initiate product recalls, which we have recently done on several occasions. Any of the foregoing actions could have a material adverse effect on our business, financial condition and results from operations.

In addition, our failure to comply with FTC or any other federal and state regulations, or with similar regulations in foreign markets, that cover our product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise materially adversely affect the distribution and sale of our products, which could have a material adverse effect on our business, financial condition and results from operations.

Product liability claims and product recalls and related negative publicity could adversely affect our sales and operating results.

We may be required to pay for losses or injuries purportedly caused by our products. From time to time we are subjected to various product liability claims. Claims could be based on allegations that, among other things, our products contain contaminants, include inadequate instructions or warnings regarding their use or inadequate warnings concerning side effects and interactions with other substances. Any product liability claims may result in negative publicity that may adversely affect our sales and operating results. Also, if one of our products is found to be defective, we may be required to recall it, which we have done on several recent occasions. Recalls may result in substantial costs and negative publicity, as well as negatively impact inventory levels, which may adversely affect our business, sales and operating results.

Although we maintain, and require our suppliers and third-party manufacturers to maintain, product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or may be excluded under the terms of the policy, which could have a material adverse effect on our financial condition and results from operations. In addition, in the future we may not be able to obtain adequate insurance coverage or we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage.

If we are unable to protect our intellectual property rights, our ability to compete effectively in the market for our products could be negatively impacted.

The market for our products depends to a significant extent upon the goodwill associated with our trademarks, trade names and patents. Our trademarks and trade names convey that the products we sell are "brand name" products. We believe consumers ascribe value to our brands, some of which are over 100 years old. We own or license the material trademarks, trade names and patents used in connection with the packaging, marketing and sale of our products. These rights prevent our competitors or new entrants to the market from using our valuable brand names and technologies. Therefore, trademark, trade name and patent protection is critical to our business. Although most of our material intellectual property is registered in the United States and in applicable foreign countries, we may not be successful in asserting protection. If we were to lose the exclusive right to use one or more of our intellectual property rights, the loss of such exclusive right could have a material adverse effect on our business, financial condition and results from operations.

Other parties may infringe on our intellectual property rights and may thereby dilute the value of our brands in the marketplace. Brand dilution or the introduction of competitive brands could cause confusion in the marketplace and adversely affect the value that consumers associate with our brands, and thereby negatively impact our sales. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources, financial or otherwise, to protect these rights through litigation or other means. In addition, third parties may assert claims against our intellectual property rights, and we may not be able to successfully resolve those claims, which would cause us to lose the right to use the intellectual property subject to those claims. Such loss could have a material adverse effect on our financial condition and results from operations. Furthermore, from time to time, we may be involved in litigation in which we are enforcing or defending our intellectual property rights which could require us to incur substantial fees and expenses and have a material adverse effect on our financial condition and results from operations.

We license certain of our trademarks to third party licensees, who are bound by their respective license agreement to protect our trademarks from infringement and adhere to defined quality requirements. If a licensee of our trademarks fails to adhere to the contractually defined quality requirements, our business and financial results could be negatively impacted if one of our brands suffers a substantial impairment to its reputation due to real or perceived quality issues. Further, if a licensee fails to protect one of our licensed trademarks from infringement, we might be required to take action, which could require us to incur substantial fees and expenses.

Virtually all of our assets consist of goodwill and intangibles.

As our financial statements indicate, virtually all of our assets consist of goodwill and intangibles, principally the trademarks, trade names and patents that we have acquired. We recorded charges in 2010 and 2009 for impairment of certain assets and in the event that the value of those assets become further impaired or our financial condition is materially adversely affected in any way, we would not have tangible assets that could be sold to repay our liabilities. As a result, our creditors and investors may not be able to recoup the amount of the indebtedness that they have extended to us or the amount they have invested in us.

We depend on third parties for intellectual property relating to some of the products we sell, and our inability to maintain or enter into future license agreements may result in our failure to meet customer demand, which would adversely affect our operating results.

We have licenses or manufacturing agreements with third parties that own intellectual property (e.g., formulae, copyrights, trademarks, trade dress, patents and other technology) used in the manufacture and sale of certain of our products. In the event that any such license or manufacturing agreement expires or is otherwise terminated, we will lose the right to use the intellectual property covered by such license or agreement and will have to develop or obtain rights to use other intellectual property. Similarly, our rights could be reduced if the applicable licensor or third-party manufacturer fails to maintain or protect the licensed intellectual property because, in such event, our competitors could obtain the right to use the intellectual property without restriction. If this were to occur, we might not be able to develop or obtain replacement intellectual property in a timely or cost effective manner. Additionally, any modified products may not be well-received by customers. The consequences of losing the right to use or having reduced rights to such intellectual property could negatively impact our sales due to our failure to meet consumer demand for the affected products or require us to incur costs for development of new or different intellectual property, either of which could have a material adverse effect on our business, financial condition and results from operations. In addition, development of replacement products may be time-consuming and ultimately may not be feasible.

We depend on our key personnel, and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. While we believe we have developed depth and experience among our key personnel, our business may be adversely affected if one or more of these key individuals were to leave. We do not maintain any key-man or similar insurance policies covering any of our senior management or key personnel.

Our indebtedness could adversely affect our financial condition, and the significant amount of cash we need to service our debt will not be available to reinvest in our business.

At March 31, 2013, our total indebtedness, including current maturities, is approximately $978.0 million.

Our indebtedness could:

- Increase our vulnerability to general adverse economic and industry conditions;
- Limit our ability to engage in strategic acquisitions;
- Require us to dedicate a substantial portion of our cash flow from operations toward repayment of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- Limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;
- Place us at a competitive disadvantage compared to our competitors that have less debt; and
- Limit, among other things, our ability to borrow additional funds on favorable terms or at all.

The terms of the indentures governing the 2010 Senior Notes and the 2012 Senior Notes, and the credit agreement governing the 2012 Term Loan and 2012 ABL Revolver allow us to issue and incur additional debt upon satisfaction of conditions set forth in the respective agreements. If new debt is added to current debt levels, the related risks described above could increase.

At March 31, 2013, we had $42.0 million of borrowing capacity available under the 2012 ABL Revolver to support our operating activities.

Our operating flexibility is limited in significant respects by the restrictive covenants in our senior credit facility and the indentures governing our senior notes.

Our senior credit facility and the indentures governing our senior notes impose restrictions that could impede our ability to enter into certain corporate transactions, as well as increase our vulnerability to adverse economic and industry conditions, by limiting our flexibility in planning for, and reacting to, changes in our business and industry. These restrictions limit our ability to, among other things:

- Borrow money or issue guarantees;
- Pay dividends, repurchase stock from, or make other restricted payments to, stockholders;
- Make investments or acquisitions;
- Use assets as security in other transactions;
- Sell assets or merge with or into other companies;
- Enter into transactions with affiliates;
- Sell stock in our subsidiaries; and
- Direct our subsidiaries to pay dividends or make other payments to us.

Our ability to engage in these types of transactions is generally limited by the terms of the senior credit facility and the indenture governing the senior notes, even if we believe that a specific transaction would positively contribute to our future growth, operating results or profitability. However, if we are able to enter into these types of transactions under the terms of the senior credit facility and the indentures, or if we obtain a waiver with respect to any specific transaction, that transaction may cause our indebtedness to increase, may not result in the benefits we anticipate, or may cause us to incur greater costs or suffer greater disruptions in our business than we anticipate, and could therefore, have a material adverse effect on our business, financial condition and results from operations.

In addition,our senior credit facility requires us to maintain certain leverage, interest coverage and fixed charge ratios. Although we believe we can continue to meet and/or maintain the financial covenants contained in our credit agreement, our ability to do so may be affected by events outside our control. Covenants in our senior credit facility also require us to use 100% of the proceeds we receive from debt issuances to repay outstanding borrowings under our senior credit facility. Any failure by us to comply with the terms and conditions of the credit agreement and the indentures governing the senior notes could have a material adverse effect on our financial condition.

The senior credit facility and the indentures governing the senior notes contain cross-default provisions that could result in the acceleration of all of our indebtedness.

The senior credit facility and the indentures governing the senior notes contain provisions that allow the respective creditors to declare all outstanding borrowings under one agreement to be immediately due and payable as a result of a default under the other agreement. Consequently, under the senior credit facility, failure to make a payment required by the indentures governing the senior notes, among other things, may lead to an event of default under the senior credit facility. Similarly, an event of default or failure to make a required payment at maturity under the senior credit facility, among other things, may lead to an event of default under the indentures governing the senior notes. If the debt under the senior credit facility and indentures governing the senior notes were to both be accelerated, the aggregate amount immediately due and payable as of March 31, 2013 would have been approximately $970.9 million. We presently do not have sufficient liquidity to repay these borrowings in the event they were to be accelerated, and we may not have sufficient liquidity in the future to do so. Additionally, we may not be able to borrow money from other lenders to enable us to refinance our indebtedness. At March 31, 2013, the book value of our current assets was $164.2 million. Although the book value of our total assets was $1,739.8 million, approximately $1,540.8 million was in the form of intangible assets, including goodwill of $167.5 million, a significant portion of which may not be available to satisfy our creditors in the event our debt is accelerated.

Any failure to comply with the restrictions of the senior credit facility, the indentures governing the senior notes or any other subsequent financing agreements may result in an event of default. Such default may allow the creditors to accelerate the related debt, as well as any other debt to which the cross-acceleration or cross-default provisions apply. In addition, the lenders may be able to terminate any commitments they had made to supply us with additional funding. As a result, any default by us under our credit agreement, indentures governing the senior notes or any other financing agreement could have a material adverse effect on our financial condition.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of, and from time to time in the ordinary cause of business we are involved in, litigation by employees, customers, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend current and future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our products, regardless of whether the allegations are valid or whether we are ultimately found liable. Conversely, we may be required to initiate litigation against others to protect the value of our intellectual property and the goodwill associated therewith or enforce an agreement or contract that has been breached. These matters are extremely time consuming and expensive, but may be necessary to maintain enterprise value, protect our assets and realize the benefits of the agreements and contracts that we have negotiated and safeguard our future. As a result, litigation may adversely affect our business, financial condition and results of operations.

The trading price of our common stock may be volatile.

The trading price of our common stock could be subject to significant fluctuations in response to several factors, some of which are beyond our control, including (i) general stock market volatility, (ii) variations in our quarterly operating results, (iii) our leveraged financial position, (iv) potential sales of additional shares of our common stock, (v) perceptions associated with the identification of material weaknesses in internal control over financial reporting, (vi) general trends in the consumer products industry, (vii) changes by securities analysts in their estimates or investment ratings, (viii) the relative illiquidity of our common stock, (ix) voluntary withdrawal or recall of products, (x) news regarding litigation in which we are or become involved, and (xi) general marketplace conditions brought on by economic recession.

We have no current intention of paying dividends to holders of our common stock.

We presently intend to retain our earnings, if any, for use in our operations, to facilitate strategic acquisitions, or to repay our outstanding indebtedness and have no current intention of paying dividends to holders of our common stock. In addition, our debt instruments limit our ability to declare and pay cash dividends on our common stock. As a result, your only opportunity to achieve a return on your investment in our common stock will be if the market price of our common stock appreciates and you sell your shares at a profit.

Our annual and quarterly results from operations may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, many of which are beyond our control, resulting in a decline in the price of our securities.

Our annual and quarterly results from operations may fluctuate significantly because of numerous factors, including:

- Increases and decreases in average quarterly revenues and profitability;
- The rate at which we make acquisitions or develop new products and successfully market them;
- Our inability to increase the sales of our existing products and expand their distribution;
- Adverse regulatory or market events in the United States or in our international markets;
- Litigation matters;
- Changes in consumer preferences, spending habits and competitive conditions, including the effects of competitors' operational, promotional or expansion activities;
- Seasonality of our products;
- Fluctuations in commodity prices, product costs, utilities and energy costs, prevailing wage rates, insurance costs and other costs;
- Our ability to recruit, train and retain qualified employees, and the costs associated with those activities;
- Changes in advertising and promotional activities and expansion to new markets;
- Negative publicity relating to us and the products we sell;
- Unanticipated increases in infrastructure costs;
- Impairment of goodwill or long-lived assets;
- Changes in interest rates; and
- Changes in accounting, tax, regulatory or other rules applicable to our business.

Our quarterly operating results and revenues may fluctuate as a result of any of these or other factors. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and revenues for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the market price of our outstanding securities could be adversely impacted.

We can be adversely affected by the implementation of new, or changes in the interpretation of existing, accounting principles generally accepted in the United States of America ("GAAP").

Our financial reporting complies with GAAP, which is subject to change over time. If new rules or interpretations of existing rules require us to change our financial reporting, our financial condition and results from operations could be adversely affected.

Identification of a material weakness in internal controls over financial reporting may adversely affect our financial results.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder. Those provisions provide for the identification and reporting of material weaknesses in our system of internal controls over financial reporting. If such a material weakness is identified, it could indicate a lack of controls adequate to generate accurate financial statements. We routinely assess our internal controls over financial reporting, but we cannot assure you that we will be able to timely remediate any material weaknesses that may be identified in future periods, or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure you that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly-traded companies.

Provisions in our amended and restated certificate of incorporation and Delaware law may discourage potential acquirers of our company, which could adversely affect the value of our securities.

Our amended and restated certificate of incorporation provides that our Board of Directors is authorized to issue from time to time, without further stockholder approval, up to five million shares of preferred stock in one or more series of preferred stock issuances. Our Board of Directors may establish the number of shares to be included in each series of preferred stock and determine, as applicable, the voting and other powers, designations, preferences, rights, qualifications, limitations and restrictions for such series of preferred stock. The shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of the Company without further action by our stockholders. The shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

Our amended and restated certificate of incorporation, as amended, contains additional provisions that may have the effect of making it more difficult for a third party to acquire or attempt to acquire control of our company. In addition, we are subject to certain provisions of Delaware law that limit, in some cases, our ability to engage in certain business combinations with significant stockholders.

These provisions, either alone, or in combination with each other, give our current directors and executive officers the ability to significantly influence the outcome of a proposed acquisition of the Company. These provisions would apply even if an acquisition or other significant corporate transaction was considered beneficial by some of our stockholders. If a change in control or change in management is delayed or prevented by these provisions, the market price of our outstanding securities could be adversely impacted.

Interruptions and breaches of computer and communications systems, including computer viruses, "hacking" and "cyber-attacks," could impair our ability to conduct business.

Increased IT security threats and more sophisticated computer crime, including advanced persistent threats, pose a potential risk to the security of our IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or stakeholder information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely impact our results of operations and/or financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Tarrytown, New York, a suburb of New York City. Primary functions performed at the Tarrytown facility include senior management, marketing, sales, operations, quality control and regulatory affairs, finance and legal. We believe our Tarrytown facility is adequate for these functions, and the lease expires on March 31, 2018. We also have an administrative center in Jackson, Wyoming which we also believe is adequate for our needs there. Primary functions performed at the Jackson facility include back office functions, such as invoicing, credit and collection, general ledger and customer service. The lease on the Jackson facility expires on December 31, 2018; however, we have the option to renew the lease on an annual basis. In May 2012, we also entered into a three-year office lease in Rogers, Arkansas. All of our facilities serve the OTC Healthcare and Household Cleaning segments.

ITEM 3. LEGAL PROCEEDINGS

We are involved from time to time in routine legal matters and other claims incidental to our business. We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability and amount of potential loss. These assessments are re-evaluated at each reporting period and as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement). We believe the resolution of routine matters and other incidental claims, taking our reserves into account, will not have a material adverse effect on our business, financial condition or results from operations.

ITEM 4. MINE SAFETY DISCLOSURES

None.

Part II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on The New York Stock Exchange ("NYSE") under the symbol "PBH." The high and low sales prices of our common stock as reported by the NYSE for the two most recently completed fiscal years on a quarterly basis and the current year through April 30, 2013 are as follows:

	High	Low
Year Ending March 31, 2014		
April 1, 2013 - April 30, 2013	$ 27.42	$ 25.51
Year Ended March 31, 2013		
Quarter Ended:		
June 30, 2012	$ 17.84	$ 12.50
September 30, 2012	17.16	15.05
December 31, 2012	21.92	16.30
March 31, 2013	26.35	19.48
Year Ended March 31, 2012		
Quarter Ended:		
June 30, 2011	$ 13.00	$ 10.68
September 30, 2011	13.62	8.35
December 31, 2011	11.74	8.15
March 31, 2012	17.86	11.07

Unregistered Sales of Equity Securities and Use of Proceeds

There were no equity securities sold by us during the year ended March 31, 2013 that were not registered under the Securities Act.

There were no purchases of shares of our common stock made during the quarter ended March 31, 2013, by or on behalf of us or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Exchange Act.

Holders

As of April 30, 2013, there were 31 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividend Policy

Common Stock

We have not in the past paid, and do not expect for the foreseeable future to pay, cash dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in our operations, to facilitate strategic acquisitions, or to pay down our outstanding indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results from operations, financial condition, capital requirements and contractual restrictions limiting our ability to declare and pay cash dividends, including restrictions under our 2012 Term Loan and the indentures governing our senior notes, and any other considerations our Board of Directors deems relevant.

Preferred Stock Dividend
On February 26, 2012, we declared a dividend of one preferred share purchase right (a "Right"), payable on March 8, 2012, for each share of our common stock, par value $0.01 per share, outstanding as of March 8, 2012 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at a price of $65.00 per one one-thousandth of a Preferred Share subject to a dilution adjustment.

In connection with the distribution of the Rights, we entered into a Rights Agreement (the "Rights Agreement"), dated as of February 27, 2012, between us and Computershare Trust Company, N.A., as Rights Agent. The Rights are in all respects subject to and governed by the provisions of the Rights Agreement.

Adjustments to Executive Compensation
On May 14, 2013, the Compensation Committee (the "Compensation Committee") of the Board of Directors approved the following cash bonuses payable pursuant to the Annual Cash Incentive Plan for certain of the Company's named executive officers: (i) Mr. Matthew M. Mannelly, $1,140,000, (ii) Mr. Ronald M. Lombardi, $489,000, and (iii) Mr. Timothy J. Connors, $368,000. The Compensation Committee also approved the following extraordinary equity grants under the Company's 2005 Long-Term Equity Incentive Plan for outstanding performance: (i) Mr. Mannelly, 20,000 restricted stock units, (ii) Mr. Lombardi, 15,000 restricted stock units, and (iii) Mr. Connors, 15,000 restricted stock units, all of which will vest in three approximately equal annual installments beginning on the first anniversary of the date of grant.

Part III, Item 12 of this Annual Report on Form 10-K is incorporated herein by reference.

PERFORMANCE GRAPH

The following graph ("Performance Graph") compares our cumulative total stockholder return since March 31, 2008, with the cumulative total stockholder return for the Standard & Poor's SmallCap 600 Index, the Russell 2000 Index and our peer group index. The Company is included in each of the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index. The Performance Graph assumes that the value of the investment in the Company's common stock and each index was $100.00 on March 31, 2008. The Performance Graph was also prepared based on the assumption that all dividends paid, if any, were reinvested. The peer group index was established in 2011 by the Company in connection with research regarding improvements to our executive compensation program in light of the significant recent growth of the Company. Based on the Company's use of the peer group for executive compensation benchmarking purposes, we believe the peer group should be included in the Performance Graph.



COMPARISON OF CUMULATIVE TOTAL RETURN
Prestige Brands Holdings, Inc.
Peer Group Index
Russell 2000 Index
S&P Smallcap 600 Index
$350
$300
$250
$200
$150
$100
$50
$0
2008
2009
2010
2011
2012
2013
ASSUMES $100 INVESTED ON MAR. 31, 2008
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MAR. 31, 2013

	March 31,					
Company/Market/Peer Group	2008	2009	2010	2011	2012	2013
Prestige Brands Holdings, Inc.	$ 100.00	$ 63.33	$ 110.02	$ 140.59	$ 213.69	$ 314.06
Russell 2000 Index	100.00	62.49	101.70	127.94	127.69	148.49
S&P SmallCap 600 Index	100.00	61.94	101.57	127.23	133.60	155.17
Peer Group Index (1)	100.00	64.74	110.41	140.22	159.69	200.90

(1) The Peer Group Index is a self-constructed peer group consisting of companies in the consumer products industry with comparable revenues and market capitalization, from which the Company has been excluded. The peer group index was constructed in connection with the Company's analysis of its executive compensation program in light of the Company's significant recent growth. The peer group index is comprised of: (i) B&G Food Holdings Corp., (ii) Hain Celestial Group, Inc., (iii) Hi Tech Pharmacal Co. Inc., (iv) Helen of Troy, Ltd., (v) Inter Parfums, Inc., (vi) Lifetime Brands, Inc., (vii) Maidenform Brands, Inc., (viii) Smart Balance, Inc., (ix) USANA Health Sciences, Inc., (x) WD-40 Company, and (xi) Zep, Inc.

The Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

ITEM 6. SELECTED FINANCIAL DATA

Prestige Brands Holdings, Inc.

(In thousands, except per share data)	Year Ended March 31,				
	2013	2012	2011	2010	2009
Income Statement Data					
Total revenues	$ 623,597	$ 441,085	$ 336,510	$ 292,602	$ 294,346
Cost of sales (1)	276,381	213,701	165,632	139,158	138,909
Gross profit	347,216	227,384	170,878	153,444	155,437
Advertising and promotion	90,630	57,127	42,897	30,923	37,376
General and administrative (2)	51,467	56,700	41,960	34,195	31,888
Depreciation and amortization	13,235	10,734	9,876	10,001	8,872
Impairment of goodwill and intangibles	—	—	—	—	249,285
Interest expense, net	84,407	41,320	27,317	22,935	28,436
Gain on settlement	—	(5,063)	—	—	—
Loss on extinguishment of debt	1,443	5,409	300	2,656	—
Income (loss) from continuing operations before income taxes	106,034	61,157	48,528	52,734	(200,420)
Provision (benefit) for income taxes	40,529	23,945	19,349	20,664	(10,876)
Income (loss) from continuing operations	65,505	37,212	29,179	32,070	(189,544)
Discontinued Operations					
Income (loss) from discontinued operations, net of income tax	—	—	591	(112)	2,768
(Loss) gain on sale of discontinued operations, net of income tax	—	—	(550)	157	—
Net income (loss) available to common stockholders	$ 65,505	$ 37,212	$ 29,220	$ 32,115	$ (186,776)
Basic earnings per share:					
Income (loss) from continuing operations	$ 1.29	$ 0.74	$ 0.58	$ 0.64	$ (3.80)
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	—	—	—	—	0.06
Net income (loss)	$ 1.29	$ 0.74	$ 0.58	$ 0.64	$ (3.74)
Diluted earnings per share:					
Income (loss) from continuing operations	$ 1.27	$ 0.73	$ 0.58	$ 0.64	$ (3.80)
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	—	—	—	—	0.06
Net income (loss)	$ 1.27	$ 0.73	$ 0.58	$ 0.64	$ (3.74)
Weighted average shares outstanding:					
Basic	50,633	50,270	50,081	50,013	49,935
Diluted	51,440	50,748	50,338	50,085	49,935
Other comprehensive (loss) income	(91)	(13)	—	1,334	(335)
Comprehensive income (loss)	$ 65,414	$ 37,199	$ 29,220	$ 33,449	$ (187,111)

	Year Ended March 31,				
Other Financial Data	**2013**	**2012**	**2011**	**2010**	**2009**
Capital expenditures	$ 10,268	$ 606	$ 655	$ 673	$ 481
Cash provided by (used in):					
Operating activities	137,605	67,452	86,670	59,427	66,679
Investing activities	11,221	(662,206)	(275,680)	7,320	(4,672)
Financing activities	(152,117)	600,434	161,247	(60,831)	(32,904)

	March 31,				
Balance Sheet Data	**2013**	**2012**	**2011**	**2010**	**2009**
Cash and cash equivalents	$ 15,670	$ 19,015	$ 13,334	$ 41,097	$ 35,181
Total assets	1,739,799	1,758,276	1,056,918	791,412	801,381
Total long-term debt, including current maturities	978,000	1,135,000	492,000	328,087	378,337
Stockholders' equity	477,943	402,728	361,832	329,059	294,385

(1) For 2012 and 2011, cost of sales included $1.8 million and $7.3 million, respectively, of charges related to the step-up of inventory associated with acquisitions.

(2) General and administrative expense included $13.8 million of costs related to the GSK Brands acquisition and $1.7 million of unsolicited offer defense costs in 2012, and $7.7 million of costs related to the acquisitions of Blacksmith and *Dramamine* in 2011.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the "Selected Financial Data" and the Consolidated Financial Statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis may contain forward-looking statements that involve certain risks, assumptions and uncertainties. Future results could differ materially from the discussion that follows for many reasons, including the factors described in Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K, as well as those described in future reports filed with the SEC.

General

We are engaged in the marketing, sales and distribution of brand name OTC healthcare and household cleaning products to mass merchandisers, drug stores, supermarkets and dollar and club stores primarily in the United States and Canada. We continue to use the strength of our brands, our established retail distribution network, a low-cost operating model, and our experienced management team as a competitive advantage to grow our presence in these categories and, as a result, grow our sales and profits.

We have grown our brand portfolio both organically and through acquisitions. We develop our existing brands by investing in new product lines, brand extensions and strong advertising support. Acquisitions of OTC brands have also been an important part of our growth strategy. We have acquired strong and well-recognized brands from consumer products and pharmaceutical companies. While many of these brands have long histories of brand development and investment, we believe that, at the time we acquired them, most were considered "non-core" by their previous owners. As a result, these acquired brands did not benefit from adequate management focus and marketing support during the period prior to their acquisition, which created significant opportunities for us to reinvigorate these brands and improve their performance post-acquisition. After adding a core brand to our portfolio, we seek to increase its sales, market share and distribution in both existing and new channels through our established retail distribution network. We pursue this growth through increased spending on advertising and promotional support, new sales and marketing strategies, improved packaging and formulations, and innovative development of brand extensions.

Acquisitions

Acquisition of GlaxoSmithKline OTC Brands

On December 20, 2011, we entered into two separate agreements with GSK to acquire a total of 17 North American OTC Healthcare brands for $660.0 million in cash (the "GSK Agreement").

On January 31, 2012, we completed, subject to a post-closing inventory and apportionment adjustment, as defined in the GSK Agreement, the acquisition of the GSK Brands I for $615.0 million in cash, including the related contracts, trademarks and inventory. The GSK Brands I include, among other brands, *BC*, *Goody's* and *Ecotrin* brands of pain relievers; *Beano*, *Gaviscon*, *Phazyme*, *Tagamet* and *Fiber Choice* gastrointestinal brands; and the *Sominex* sleep aid brand.

On March 30, 2012, we completed, subject to a post-closing inventory and apportionment adjustment, as defined in the GSK Agreement, the acquisition of the *Debrox* and *Gly-Oxide* brands in the United States for $45.0 million in cash, including the related contracts, trademarks and inventory.

Both the GSK Brands I and GSK Brands II are complementary to our existing OTC healthcare portfolio.

These acquisitions were accounted for in accordance with the Business Combinations topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), which requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition.

The purchase price of the GSK Brands I and GSK Brands II was funded by cash provided by the issuance of long-term debt and additional bank borrowings, which are discussed further in Note 11 to the Consolidated Financial Statements in this Annual Report on Form 10-K. In April 2012, we received the post-closing inventory and apportionment adjustments, attributable to both GSK Brands I and GSK Brands II, which required us to pay an additional $2.8 million to GSK, and in May 2012 we received a revised post-closing inventory and apportionment adjustment, attributable to GSK Brands II, which required us to pay an additional $0.2 million, for a total of $3.0 million, to GSK.

Concurrent with the closing of the GSK Brands I transaction, we entered into a Transitional Services Agreement with GSK (the "TSA"), whereby GSK provided us with various services including: marketing, operations, finance and other services from the GSK Brands I acquisition date through June 30, 2012, with additional finance support through August 31, 2012. As part of the

TSA, GSK, among other things, shipped products, invoiced customers, collected from customers and paid certain vendors on our behalf. Our initial costs under the TSA were approximately $2.5 million per month for the length of the agreement and were reduced during the service period as we removed certain services and transitioned those processes to us. We incurred $6.9 million in TSA costs for the year ended March 31, 2013. Pursuant to the TSA, we received on a monthly basis the amount owed to us for revenues and expenses, net of GSK's TSA fees and inventory that GSK purchased on our behalf.

The allocation of the purchase price to assets acquired is based on a valuation which we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our allocation of the $663.0 million purchase price to the assets we acquired at the GSK Brands I and GSK Brands II acquisition dates:

(In thousands)	GSK Brands I (January 31, 2012)	GSK Brands II (March 30, 2012)	Total
Inventory	$ 14,820	$ 250	$ 15,070
Prepaid expenses	3,575	—	3,575
Trade names	542,892	81,257	624,149
Goodwill	17,401	2,831	20,232
Total purchase price	$ 578,688	$ 84,338	$ 663,026

Transaction and other costs of $13.8 million associated with the GSK Brands acquisition are included in general and administrative expenses in our Consolidated Statements of Income and Comprehensive Income for 2012.

We recorded goodwill based on the amount by which the purchase price exceeded the fair value of assets acquired. The amount of goodwill deductible for tax purposes is $20.2 million.

The fair value of the trade names is comprised of $556.9 million of non-amortizable intangible assets and $67.2 million of amortizable intangible assets. We are amortizing the purchased amortizable intangible assets on a straight-line basis over an estimated weighted average useful life of 19.3 years. The weighted average remaining life for amortizable intangible assets at March 31, 2013 was 18.0 years.

The operating results of the GSK Brands I have been included in our Consolidated Financial Statements from February 1, 2012, while the operating results of the GSK Brands II are included in our Consolidated Financial Statements beginning April 1, 2012. Revenues of the acquired operations for the year ended March 31, 2013 were $211.2 million, and net income was $27.4 million.

Blacksmith Acquisition

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith for $190.0 million in cash, plus a working capital adjustment of $13.4 million, and we paid an additional $1.1 million on behalf of Blacksmith for the seller's transaction costs. In 2011, we brought to arbitration a matter regarding the working capital adjustment related to Blacksmith. On July 20, 2011, we received notification from the arbitrator that we would be awarded a working capital adjustment pending final resolution and distribution from the escrow agent. In September 2011, we received $1.2 million in settlement of this matter, which reduced the amount of recorded goodwill related to Blacksmith.

As a result of this acquisition, we acquired five leading consumer OTC brands: *Efferdent, Effergrip, PediaCare, Luden's,* and *NasalCrom*. We believe the acquisition of the five brands enhances our position in the OTC market and that these brands will benefit from a targeted advertising and marketing program, as well as our business model of outsourcing manufacturing and the elimination of redundant operations. The purchase price was funded by cash provided by the issuance of long-term debt and additional bank borrowings, which are discussed further in Note 11 to the Consolidated Financial Statements in this Annual Report on Form 10-K.

The Blacksmith acquisition was accounted for in accordance with the Business Combinations topic of the ASC, which requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition.

The following table summarizes our final allocation of the $203.4 million purchase price to the assets we acquired and liabilities we assumed on the Blacksmith acquisition date:

(In thousands)	November 1, 2010
Cash acquired	$ 2,507
Accounts receivable, net	17,473
Other receivables	1,198
Income taxes receivable	5
Inventories	22,155
Prepaids and other current assets	44
Property, plant and equipment, net	226
Goodwill	42,207
Trademarks	165,346
Other long-term assets	19
Total assets acquired	251,180
Accounts payable	7,060
Accrued expenses	5,212
Income taxes payable	2,031
Deferred income taxes	33,526
Total liabilities assumed	47,829
Total purchase price	$ 203,351

Transaction and other costs of $7.2 million associated with the Blacksmith acquisition are included in general and administrative expenses in our Consolidated Statements of Income and Comprehensive Income for 2011.

We recorded goodwill based on the amount by which the purchase price exceeded the fair value of net assets acquired. The amount of goodwill deductible for tax purposes is $4.6 million.

The fair value of the trademarks is comprised of $158.0 million of non-amortizable intangible assets and $7.3 million of amortizable intangible assets. We are amortizing the purchased amortizable intangible assets on a straight-line basis over an estimated useful life of 15 years. The weighted average remaining life for the amortizable intangible assets at March 31, 2013 was 12.6 years.

The operating results of Blacksmith have been included in our Consolidated Financial Statements from November 1, 2010, the date of acquisition. Revenues of the acquired operations from November 1, 2010 through March 31, 2011 were $34.8 million and the net loss was $4.8 million.

The following table provides our combined unaudited pro forma revenues, income from continuing operations and income from continuing operations per basic and diluted common share as if the acquisitions of Blacksmith and the GSK Brands occurred on April 1, 2010. The pro forma results were prepared from financial information obtained from the sellers of the businesses, as well as information obtained during the due diligence processes associated with the acquisitions. The unaudited pro forma results reflect certain adjustments related to the acquisitions, such as increased depreciation and amortization expense resulting from the stepped-up basis to fair value of the assets acquired and adjustments to reflect the Company's borrowing and tax rates. This pro forma information is not necessarily indicative either of the combined results of operations that actually would have been realized by us had the acquisition of Blacksmith and the GSK Brands been consummated at the beginning of the period for which the pro forma information is presented, or of future results.

(In thousands, except per share data)	Year Ended March 31, 2012	2011
	(Unaudited)	
Revenues	$ 616,849	$ 599,543
Income from continuing operations	69,989	34,913
Basic earnings per share:		
Income from continuing operations	$ 1.39	$ 0.70
Diluted earnings per share:		
Income from continuing operations	$ 1.38	$ 0.69

Dramamine Acquisition

On January 6, 2011, we acquired certain assets comprising the *Dramamine* brand in the United States. The purchase price was $77.1 million in cash, after a $0.1 million post-closing inventory adjustment and including transaction costs of $1.2 million incurred in the acquisition. We acquired the *Dramamine* brand primarily to expand our brand offerings and complement our existing OTC brands. The purchase price was funded by cash on hand.

In accounting for the acquisition of the *Dramamine* brand, we considered the Business Combinations topic of the ASC. Accordingly, as the *Dramamine* assets acquired do not constitute a business, as defined in the ASC, we have accounted for the transaction as an asset acquisition. The total consideration paid, including transaction costs, have been allocated to the tangible and intangible assets acquired based upon their relative fair values at the date of acquisition.

The allocation of the purchase price to assets acquired is based on valuations we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our allocation of the $77.1 million purchase price to the assets we acquired comprising the assets of the *Dramamine* brand:

(In thousands)	January 6, 2011
Inventories	$ 1,249
Trademark	75,866
Total purchase price	$ 77,115

The $75.9 million fair value of the acquired *Dramamine* trademark was comprised of non-amortizable intangible assets.

Discontinued Operations and Sale of Certain Assets

On September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand for $4.1 million. In accordance with the Discontinued Operations topic of the ASC, we reclassified the related operating results as discontinued operations in the Consolidated Financial Statements and related notes in this Annual Report on Form 10-K for all periods presented. We recognized a loss of $0.9 million on a pre-tax basis and $0.6 million, net of related tax effects of $0.3 million, on the sale in 2011. As a result of the divestiture of *Cutex*, which comprised a substantial majority of the assets in our previously reported Personal Care segment, we reclassified the remaining Personal Care segment assets to the OTC Healthcare segment for all periods presented.

The following table summarizes the results of discontinued operations:

(In thousands)	Year Ended March 31, 2013	2012	2011
Components of Income			
Revenues	$ —	$ —	$ 4,027
Income (loss) from discontinued operations, net of tax	—	—	591

Sale of the Phazyme Brand

On October 31, 2012, we divested the *Phazyme* gas treatment brand, which was a non-core OTC brand that we acquired from GSK in January 2012. We received $21.7 million from the divestiture on October 31, 2012 and the remaining $0.6 million on January 4, 2013. The proceeds were used to repay debt. No significant gain or loss was recorded as a result of the sale.

Concurrent with the completion of the sale of the *Phazyme* brand, we entered into a Transitional Services Agreement with the buyer (the "Phazyme TSA"), whereby we agreed to provide the buyer with various services including: marketing, operations, finance and other services from the date of the acquisition primarily through January 31, 2013, with an option for additional support for the Canadian portion of that business through October 31, 2013, at the buyer's discretion. All Phazyme United States TSA services ended, as agreed, on January 31, 2013. However, the buyer elected to extend the Canadian TSA support on a month to month basis. As part of the ongoing Phazyme TSA, our Canadian distributor will, among other things, ship products, invoice customers, collect from customers and pay certain vendors on the buyer's behalf.

The following table presents the assets sold at October 31, 2012 related to the *Phazyme* brand:

(In thousands)		**October 31, 2012**
Components of assets sold:		
Inventory	$	220
Prepaid expenses		100
Trade names		15,604
Goodwill		6,382

Critical Accounting Policies and Estimates

Our significant accounting policies are described in the notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. While all significant accounting policies are important to our Consolidated Financial Statements, certain of these policies may be viewed as being critical. Such policies are those that are both most important to the portrayal of our financial condition and results from operations and require our most difficult, subjective and complex estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses or the related disclosure of contingent assets and liabilities. These estimates are based upon our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates. The most critical accounting policies are as follows:

Revenue Recognition

We recognize revenue when the following revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the selling price is fixed or determinable; (iii) the product has been shipped and the customer takes ownership and assumes the risk of loss; and (iv) collection of the resulting receivable is reasonably assured. We have determined that these criteria are met and the transfer of risk of loss generally occurs when product is received by the customer, and, accordingly we recognize revenue at that time. Provision is made for estimated discounts related to customer payment terms and estimated product returns at the time of sale based on our historical experience.

As is customary in the consumer products industry, we participate in the promotional programs of our customers to enhance the sale of our products. The cost of these promotional programs varies based on the actual number of units sold during a finite period of time. These promotional programs consist of direct-to-consumer incentives, such as coupons and temporary price reductions, as well as incentives to our customers, such as allowances for new distribution, including slotting fees, and cooperative advertising. Estimates of the costs of these promotional programs are based on (i) historical sales experience, (ii) the current promotional offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel. We recognize the cost of such sales incentives by recording an estimate of such cost as a reduction of revenue, at the later of (a) the date the related revenue is recognized, or (b) the date when a particular sales incentive is offered. At the completion of the promotional program, these estimated amounts are adjusted to actual amounts. Our related promotional expense for 2013, 2012, and 2011 was $35.6 million, $32.2 million, and $21.3 million, respectively. In 2013, 2012, and 2011 we participated in over 9,000, 7,000, and 6,000 promotional campaigns, respectively. For all three years, the average cost per campaign was less than $5,000. Of such amount, approximately 1,400, 1,000, and 1,000 payments were in excess of $5,000 in 2013, 2012, and 2011, respectively. We believe that the estimation methodologies employed, combined with the nature of the promotional campaigns, make the likelihood remote that our obligation would be misstated by a material amount. However, for illustrative purposes, had we underestimated the promotional program rate by

10% for each of 2013, 2012, and 2011, our operating income would have been reduced by approximately $3.6 million, $3.2 million, and $2.1 million, respectively. Net income would have been adversely affected by approximately $2.2 million, $1.9 million, and $1.3 million, respectively.

We also periodically run coupon programs in Sunday newspaper inserts, on our product website, or as on-package instant redeemable coupons. We utilize a national clearing house to process coupons redeemed by customers. At the time a coupon is distributed, a provision is made based upon historical redemption rates for that particular product, information provided as a result of the clearing house's experience with coupons of similar dollar value, the length of time the coupon is valid, and the seasonality of the coupon drop, among other factors. During 2013, we had 263 coupon events. The amount recorded against revenues and accrued for these events during the year was $8.3 million. Cash settlement of coupon redemptions during the year was $7.3 million.

Allowances for Product Returns

Due to the nature of the consumer products industry, we are required to estimate future product returns. Accordingly, we record an estimate of product returns concurrent with the recording of sales. Such estimates are made after analyzing (i) historical return rates, (ii) current economic trends, (iii) changes in customer demand, (iv) product acceptance, (v) seasonality of our product offerings, and (vi) the impact of changes in product formulation, packaging and advertising.

We construct our returns analysis by looking at the previous year's return history for each brand. Subsequently, each month, we estimate our current return rate based upon an average of the previous six months' return rate and review that calculated rate for reasonableness, giving consideration to the other factors described above. Our historical return rate has been relatively stable; for example, for the years ended March 31, 2013, 2012 and 2011, returns represented 2.9%, 2.9% and 2.7%, respectively, of gross sales. At March 31, 2013 and 2012, the allowance for sales returns was $6.4 million and $3.3 million, respectively.

While we utilize the methodology described above to estimate product returns, actual results may differ materially from our estimates, causing our future financial results to be adversely affected. Among the factors that could cause a material change in the estimated return rate would be significant unexpected returns with respect to a product or products that comprise a significant portion of our revenues. Based upon the methodology described above and our actual returns experience, management believes the likelihood of such an event remains remote. As noted, over the last three years our actual product return rate has stayed within a range of 2.7% to 2.9% of gross sales. A hypothetical increase of 0.1% in our estimated return rate as a percentage of gross sales would have decreased our reported sales and operating income for 2013 by approximately $1.0 million. Net income would have been reduced by approximately $0.6 million.

Lower of Cost or Market for Obsolete and Damaged Inventory

We value our inventory at the lower of cost or market value. Accordingly, we reduce our inventories for the diminution of value resulting from product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Many of our products are subject to expiration dating. As a general rule, our customers will not accept goods with expiration dating of less than 12 months from the date of delivery. To monitor this risk, management utilizes a detailed compilation of inventory with expiration dating between zero and 15 months and reserves for 100% of the cost of any item with expiration dating of 12 months or less. Inventory obsolescence costs charged to operations for 2013, 2012, and 2011 were $3.2 million, $3.3 million and $0.2 million, respectively, or 0.5%, 0.8% and 0.1%, respectively, of net sales.

Allowance for Doubtful Accounts

In the ordinary course of business, we grant non-interest bearing trade credit to our customers on normal credit terms. We maintain an allowance for doubtful accounts receivable, which is based upon our historical collection experience and expected collectability of the accounts receivable. In an effort to reduce our credit risk, we (i) establish credit limits for all of our customer relationships, (ii) perform ongoing credit evaluations of our customers' financial condition, (iii) monitor the payment history and aging of our customers' receivables, and (iv) monitor open orders against an individual customer's outstanding receivable balance.

We establish specific reserves for those accounts which file for bankruptcy, have no payment activity for 180 days, or have reported major negative changes to their financial condition. The allowance for bad debts amounted to 1.1% of accounts receivable at both March 31, 2013 and 2012. Bad debt expense in each of the years 2013, 2012 and 2011 was $0.3 million, representing less than 0.1% of net sales for each of 2013, 2012 and 2011.

While management believes that it is diligent in its evaluation of the adequacy of the allowance for doubtful accounts, an unexpected event, such as the bankruptcy filing of a major customer, could have an adverse effect on our future financial results. A hypothetical increase of 0.1% in our bad debt expense as a percentage of net sales in 2013 would have resulted in a decrease in reported operating income of approximately $0.6 million, and a decrease in our reported net income of approximately $0.4 million.

Valuation of Intangible Assets and Goodwill
Goodwill and intangible assets amounted to $1,540.8 million and $1,574.2 million at March 31, 2013 and 2012, respectively. At March 31, 2013 and 2012, goodwill and intangible assets were apportioned among similar product groups within our two operating segments as follows:

	March 31, 2013			March 31, 2012		
	Over-the-Counter Healthcare	Household Cleaning	Consolidated	Over-the-Counter Healthcare	Household Cleaning	Consolidated
(In thousands)						
Goodwill	$ 160,157	$ 7,389	$ 167,546	$ 166,313	$ 7,389	$ 173,702
Intangible assets, net						
Indefinite-lived:						
Analgesics	341,123	—	341,123	342,164	—	342,164
Cough & Cold	185,453	—	185,453	185,453	—	185,453
Gastrointestinal	213,639	—	213,639	214,060	—	214,060
Eye & Ear Care	172,318	—	172,318	172,552	—	172,552
Dermatologicals	149,927	—	149,927	149,927	—	149,927
Oral Care	61,438	—	61,438	61,438	—	61,438
Other OTC	—	—	—	—	—	—
Household Cleaning	—	119,820	119,820	—	119,820	119,820
Total indefinite-lived intangible assets, net	1,123,898	119,820	1,243,718	1,125,594	119,820	1,245,414
Finite-lived:						
Analgesics	4,341	—	4,341	4,585	—	4,585
Cough & Cold	22,527	—	22,527	17,803	—	17,803
Gastrointestinal	12,805	—	12,805	27,690	—	27,690
Eye & Ear Care	8,573	—	8,573	9,109	—	9,109
Dermatologicals	6,321	—	6,321	7,651	—	7,651
Oral Care	18,551	—	18,551	19,880	—	19,880
Other OTC	28,493	—	28,493	38,734	—	38,734
Household Cleaning	—	27,911	27,911	—	29,656	29,656
Total finite-lived intangible assets, net	101,611	27,911	129,522	125,452	29,656	155,108
Total intangible assets, net	1,225,509	147,731	1,373,240	1,251,046	149,476	1,400,522
	$ 1,385,666	$ 155,120	$ 1,540,786	$ 1,417,359	$ 156,865	$ 1,574,224

The decrease in goodwill of $6.2 million for 2013 was primarily due to the sale of the *Phazyme* brand. As discussed in Note 8 to the Consolidated Financial Statements, we reduced goodwill by $6.4 million as a result of this divestiture. The decrease in the indefinite-lived intangible assets of $1.7 million for 2013 was due to a reclassification to finite-lived intangible assets related to the acquired GSK Brands, as discussed in Note 9 to the Consolidated Financial Statements. The decrease in the finite-lived intangible assets of $25.6 million for 2013 was primarily due to the sale of the *Phazyme* brand, combined with the amortization of the acquired GSK Brands. As discussed in Note 9 to the Consolidated Financial Statements, we reduced the net book value of our intangible assets by $15.6 million as a result of the *Phazyme* divestiture.

Our *Chloraseptic, Clear Eyes, Compound W, Dramamine, Efferdent, Luden's, PediaCare, BC, Goody's, Ecotrin, Beano, Gaviscon, Tagamet, Fiber Choice, Dermoplast, New-Skin, Sominex,* and *Debrox* brands comprise the majority of the value of the intangible assets within the OTC Healthcare segment. The *Chore Boy, Comet* and *Spic and Span* brands comprise substantially all of the intangible asset value within the Household Cleaning segment.

Goodwill and intangible assets comprise substantially all of our assets. Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a purchase business combination. Intangible assets generally represent our trademarks, brand names and patents. When we acquire a brand, we are required to make judgments regarding the value assigned to the associated intangible assets, as well as their respective useful lives. Management considers many factors both prior to and after the acquisition of an intangible asset in determining the value, as well as the useful life, assigned to each intangible asset that we acquire or continue to own and promote. The most significant factors are:

- ***Brand History***
  A brand that has been in existence for a long period of time (e.g., 25, 50 or 100 years) generally warrants a higher valuation and longer life (sometimes indefinite) than a brand that has been in existence for a very short period of time. A brand that has been in existence for an extended period of time generally has been the subject of considerable investment by its previous owner(s) to support product innovation and advertising and promotion.

- ***Market Position***
  Consumer products that rank number one or two in their respective market generally have greater name recognition and are known as quality product offerings, which warrant a higher valuation and longer life than products that lag in the marketplace.

- ***Recent and Projected Sales Growth***
  Recent sales results present a snapshot as to how the brand has performed in the most recent time periods and represent another factor in the determination of brand value. In addition, projected sales growth provides information about the strength and potential longevity of the brand. A brand that has both strong current and projected sales generally warrants a higher valuation and a longer life than a brand that has weak or declining sales. Similarly, consideration is given to the potential investment, in the form of advertising and promotion, which is required to reinvigorate a brand that has fallen from favor.

- ***History of and Potential for Product Extensions***
  Consideration also is given to the product innovation that has occurred during the brand's history and the potential for continued product innovation that will determine the brand's future. Brands that can be continually enhanced by new product offerings generally warrant a higher valuation and longer life than a brand that has always "followed the leader".

After consideration of the factors described above, as well as current economic conditions and changing consumer behavior, management prepares a determination of an intangible asset's value and useful life based on its analysis. Under accounting guidelines, goodwill is not amortized, but must be tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below the carrying amount. In a similar manner, indefinite-lived assets are not amortized. They are also subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Additionally, at each reporting period an evaluation must be made to determine whether events and circumstances continue to support an indefinite useful life. Intangible assets with finite lives are amortized over their respective estimated useful lives and must also be tested for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable and exceeds its fair value.

On an annual basis, during the fourth fiscal quarter, or more frequently if conditions indicate that the carrying value of the asset may not be recovered, management performs a review of both the values and, if applicable, useful lives assigned to goodwill and intangible assets and tests for impairment.

We report goodwill and indefinite-lived intangible assets in two operating segments: OTC Healthcare and Household Cleaning. We identify our reporting units in accordance with the FASB ASC Subtopic 280-10, which is at the brand level, and one level below the operating segment level. The carrying value and fair value for intangible assets and goodwill for a reporting unit are calculated based on key assumptions and valuation methodologies previously discussed. As a result, any material changes to these assumptions could require us to record additional impairment in the future. The Company has experienced revenue declines in regard to certain brands in its Household Cleaning segment during 2013, 2012 and 2011. Adverse changes in the expected operating results and/or unfavorable changes in other economic factors used to estimate fair values of these specific brands could result in a non-cash impairment charge in the future.

Goodwill
As of March 31, 2013, we had 15 reporting units with goodwill, including six reporting units resulting from the acquisition of the GSK Brands. As part of our annual test for impairment of goodwill, management estimates the discounted cash flows of each reporting unit, which is at the brand level, and one level below the operating segment level, to estimate their respective fair values. In performing this analysis, management considers the same types of information as listed below in regard to finite-lived intangible assets. In the event that the carrying amount of the reporting unit exceeds the fair value, management would then be required to allocate the estimated fair value of the assets and liabilities of the reporting unit as if the unit was acquired in a business combination, thereby revaluing the carrying amount of goodwill. Future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names, could cause subsequent evaluations to utilize different assumptions.

Indefinite-Lived Intangible Assets
At each reporting period, management analyzes current events and circumstances to determine whether the indefinite life classification for a trademark or trade name continues to be valid. If circumstances warrant a change to a finite life, the carrying value of the intangible asset would then be amortized prospectively over the estimated remaining useful life.

Management tests the indefinite-lived intangible assets for impairment by comparing the carrying value of the intangible asset to its estimated fair value. Since quoted market prices are seldom available for trademarks and trade names such as ours, we utilize present value techniques to estimate fair value. Accordingly, management's projections are utilized to assimilate all of the facts, circumstances and expectations related to the trademark or trade name and estimate the cash flows over its useful life. In performing this analysis, management considers the same types of information as listed below in regard to finite-lived intangible assets. Once that analysis is completed, a discount rate is applied to the cash flows to estimate fair value. In a manner similar to goodwill, future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names, could cause subsequent evaluations to utilize different assumptions.

Finite-Lived Intangible Assets
As mentioned above, when events or changes in circumstances indicate the carrying value of the assets may not be recoverable, management performs a review to ascertain the impact of events and circumstances on the estimated useful lives and carrying values of our trademarks and trade names. In connection with this analysis, management:

- Reviews period-to-period sales and profitability by brand;
- Analyzes industry trends and projects brand growth rates;
- Prepares annual sales forecasts;
- Evaluates advertising effectiveness;
- Analyzes gross margins;
- Reviews contractual benefits or limitations;
- Monitors competitors' advertising spend and product innovation;
- Prepares projections to measure brand viability over the estimated useful life of the intangible asset; and
- Considers the regulatory environment, as well as industry litigation.

If analysis of any of the aforementioned factors warrants a change in the estimated useful life of the intangible asset, management will reduce the estimated useful life and amortize the carrying value prospectively over the shorter remaining useful life. Management's projections are utilized to assimilate all of the facts, circumstances and expectations related to the trademark or trade name and estimate the cash flows over its useful life. In the event that the long-term projections indicate that the carrying value is in excess of the undiscounted cash flows expected to result from the use of the intangible assets, management is required to record an impairment charge. Once that analysis is completed, a discount rate is applied to the cash flows to estimate fair value. The impairment charge is measured as the excess of the carrying amount of the intangible asset over fair value as calculated using the discounted cash flow analysis. Future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names, could cause subsequent evaluations to utilize different assumptions.

Impairment Analysis
We utilize the discounted cash flow method to estimate the fair value of our indefinite-lived intangible assets and goodwill and the undiscounted cash flow method to estimate the fair value of our finite-lived intangible assets. This methodology is a widely-accepted valuation technique to estimate fair value utilized by market participants in the transaction evaluation process and has been applied consistently. In addition, we considered our market capitalization at March 31, 2013, as compared to the aggregate fair values of our reporting units, to assess the reasonableness of our estimates pursuant to the discounted cash flow methodology. As a result of our analysis, we did not record an impairment charge in 2013.

The aggregate fair value exceeded the carrying value by 57.6%. Two individual reporting unit's fair value exceeded their carrying values by less than 10.0%. The first reporting unit's associated carrying value of goodwill and intangible assets amounted to $8.0 million at March 31, 2013. The second reporting unit's associated carrying value of goodwill and intangible assets amounted to $58.4 million at March 31, 2013. Additionally, certain brands, including certain of our household brands, have experienced recent revenue declines. While the fair value of these reporting units exceeds the carrying value by more than 10%, should such revenue declines continue, the fair value of the corresponding reporting units may no longer exceed their carrying value and we would be required to record an impairment charge.

The discount rate utilized in the analyses, as well as future cash flows, may be influenced by such factors as changes in interest rates and rates of inflation. Additionally, should the related fair values of goodwill and intangible assets be adversely affected as a result of declining sales or margins caused by competition, changing consumer preferences, technological advances or reductions in advertising and promotional expenses, we may be required to record impairment charges in the future.

In accordance with recent guidance from the FASB, an entity is permitted to first assess qualitative factors in testing goodwill for impairment prior to performing a quantitative assessment. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and became effective for the Company in 2013. The adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

Stock-Based Compensation
The Compensation and Equity topic of the FASB ASC requires us to measure the cost of services to be rendered based on the grant-date fair value of the equity award. Compensation expense is to be recognized over the period during which an employee is required to provide service in exchange for the award, generally referred to as the requisite service period. Information utilized in the determination of fair value includes the following:

- Type of instrument (i.e., restricted shares vs. an option, warrant or performance shares);
- Strike price of the instrument;
- Market price of our common stock on the date of grant;
- Discount rates;
- Duration of the instrument; and
- Volatility of our common stock in the public market.

Additionally, management must estimate the expected attrition rate of the recipients to enable it to estimate the amount of non-cash compensation expense to be recorded in our financial statements. While management prepares various analyses to estimate the respective variables, a change in assumptions or market conditions, as well as changes in the anticipated attrition rates, could have a significant impact on the future amounts recorded as non-cash compensation expense. We recorded net non-cash compensation expense of $3.8 million, $3.1 million and $3.6 million during 2013, 2012 and 2011, respectively. During 2011, performance goals related to certain restricted stock grants were met and recorded accordingly. Assuming no changes in assumptions and no new awards authorized by the Compensation Committee of the Board of Directors, we expect to record non-cash compensation expense of approximately $2.1 million during 2014. On May 9, 2012, the Compensation Committee of our Board of Directors granted 111,152 shares of restricted common stock units and stock options to acquire 422,962 shares of our common stock to certain executive officers and employees under the Company's 2005 Long-Term Equity Incentive Plan (the "Plan"). On June 29, 2012, the Compensation Committee of our Board of Directors granted 12,652 shares of restricted common stock units to the independent members of the Board of Directors under the Plan. On August 6, 2012, the Compensation Committee of the Board of Directors granted 5,109 shares of restricted common stock units and stock options to acquire 21,978 shares of our common stock to Matthew M. Mannelly, our President and CEO, under the Plan.

Loss Contingencies
Loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of such loss is reasonably estimable. Contingent losses are often resolved over longer periods of time and involve many factors including:

- Rules and regulations promulgated by regulatory agencies;
- Sufficiency of the evidence in support of our position;

- Anticipated costs to support our position; and
- Likelihood of a positive outcome.

Recent Accounting Pronouncements

In March 2013, the FASB issued guidance relating to the release of cumulative translation adjustments into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets. The guidance is effective prospectively for annual reporting periods beginning after December 15, 2013, and interim periods within those annual periods. Early adoption is permitted. The adoption of this new guidance is not expected to have a material impact on our Consolidated Financial Statements.

In July 2012, the FASB issued guidance regarding testing the impairment of indefinite-lived intangible assets other than goodwill. The new guidance is intended to simplify how entities test impairment of indefinite-lived intangible assets other than goodwill. The new guidance permits an entity to first assess qualitative factors to determine whether it is "more-likely-than-not" that the fair value of the asset is less than its carrying amount as a basis for determining whether it is necessary to perform the impairment test described in the ASC Intangibles-Goodwill and Other topic. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect that the adoption of this new guidance will have a material impact on our Consolidated Financial Statements.

In December 2011, the FASB issued guidance regarding disclosures about offsetting assets and liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. An entity will be required to disclose the following information for assets and liabilities within the scope of the new standard: (i) the gross amounts of those recognized assets and those recognized liabilities; (ii) the amounts offset to determine the net amounts presented in the statement of financial position; (iii) the net amounts presented in the statement of financial position; (iv) the amounts subject to an enforceable master netting arrangement or similar agreement not otherwise included in (ii); and (v) the net amount after deducting the amounts in (iv) from the amounts in (iii). The standard affects all entities with balances presented on a net basis in the financial statements, derivative assets and derivative liabilities, repurchase agreements, and financial assets and financial liabilities executed under a master netting or similar arrangement. This guidance was effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this new guidance is not expected to have a material impact on our Consolidated Financial Statements. However, our TSA with GSK provided that, during the term of the arrangement, we would receive a net monthly remittance and, therefore, we have reported a net amount due from GSK in our accounts receivable at March 31, 2012 of $8.4 million. Since the TSA ended June 30, 2012, we do not have any amounts due from GSK in our accounts receivable at March 31, 2013.

In June 2011, the FASB issued guidance regarding presentation of comprehensive income. Under the ASC Comprehensive Income topic, entities are allowed the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

In December 2011, the FASB issued guidance to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. Based on this guidance, entities are still required to adopt either the single continuous statement or the two-statement approach required by the new guidance. However, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the requirements in effect before the adoption of the new standard (i.e., by component of other comprehensive income, either by displaying each component on a gross basis on the face of the appropriate financial statement or by displaying each component net of other changes on the face of the appropriate financial statement with the gross change disclosed in the notes). The December 2011 deferral of the guidance issued in June 2011, as well as the June 2011 guidance, are effective at the same time. The new guidance and this deferral were effective for the Company beginning with the three months ended June 30, 2012, and full retrospective application is required. The adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

In February 2013, the FASB issued guidance relating to the disclosure of items reclassified out of accumulated other comprehensive income. The new guidance requires that for those items that are reclassified out of accumulated other comprehensive income and into net income in their entirety, the effect of the reclassification on each affected net income line item be disclosed. For accumulated other comprehensive income reclassification items that are not reclassified in their entirety into net income, a cross reference must be made to other required disclosures. The guidance is effective prospectively for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. Early adoption is permitted. The update impacts presentation and disclosure only, and therefore adoption is not expected to have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued guidance regarding testing goodwill for impairment. The new guidance is intended to simplify how entities test goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is "more-likely-than-not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the ASC Intangibles-Goodwill and Other topic. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

Management has reviewed and continues to monitor the actions of the various financial and regulatory reporting agencies and is currently not aware of any other pronouncement that could have a material impact on our consolidated financial position, results of operations or cash flows.

Results of Operations

2013 compared to 2012

Revenues	**2013**	**%**	**2012**	**%**	**Increase (Decrease)**	**%**
Analgesics	$ 108,144	17.3	$ 18,930	4.3	$ 89,214	471.3
Cough & Cold	126,974	20.3	116,669	26.4	10,305	8.8
Gastrointestinal	97,940	15.7	29,489	6.7	68,451	232.1
Eye & Ear Care	86,380	13.9	74,363	16.9	12,017	16.2
Dermatologicals	52,401	8.4	52,592	11.9	(191)	(0.4)
Oral Care	49,617	8.0	46,551	10.6	3,066	6.6
Other OTC	15,475	2.5	6,407	1.4	9,068	141.5
Total OTC Healthcare Revenues	536,931	86.1	345,001	78.2	191,930	55.6
Household Cleaning	86,666	13.9	96,084	21.8	(9,418)	(9.8)
Consolidated Revenues	$ 623,597	100.0	$ 441,085	100.0	$ 182,512	41.4

Revenues for 2013 were $623.6 million, an increase of $182.5 million, or 41.4%, versus 2012. Revenues for 2013 increased versus the prior year primarily due to the impact of the acquisition of 17 GSK Brands in the fourth quarter of 2012, which increased 2013 revenues by $180.8 million versus 2012 by adding $211.2 million in 2013 to our OTC Healthcare segment revenues versus $30.4 million in 2012. Revenues for the Household Cleaning segment declined 9.8% during 2013 versus 2012. Revenues from customers outside of North America, which represent 2.7% of total revenues, increased by $1.6 million, or 10.6%, during 2013 versus 2012.

OTC Healthcare Segment

Revenues for the OTC Healthcare segment increased $191.9 million, or 55.6%, during 2013 versus 2012. The GSK Brands added $180.8 million, while our legacy OTC Healthcare brands contributed to the remainder of the net revenue increase. Revenue increases for *Chloraseptic*, *Little Remedies*, *PediaCare*, *Dramamine*, and *Efferdent* products were partially offset by revenue decreases in our other OTC Healthcare brands. We believe our core OTC Healthcare brands have continued to benefit from increased advertising and promotional investment, which has translated into organic sales growth.

Household Cleaning Segment

Revenues for the Household Cleaning segment decreased $9.4 million, or 9.8%, during 2013 versus 2012. *Comet* revenues decreased primarily due to lower demand for non-abrasive products. *Spic and Span* revenues decreased as a result of lower demand for dilutables.

Cost of Sales	2013	%	2012	%	Increase (Decrease)	%
OTC Healthcare	$ 211,654	39.4	$ 143,151	41.5	$ 68,503	47.9
Household Cleaning	64,727	74.7	70,550	73.4	(5,823)	(8.3)
	$ 276,381	44.3	$ 213,701	48.4	$ 62,680	29.3

Cost of sales increased $62.7 million, or 29.3%, during 2013 versus 2012. As a percent of total revenue, cost of sales decreased from 48.4% in 2012 to 44.3% in 2013. The decrease in cost of sales as a percent of revenues was primarily due to the lower cost of sales associated with the GSK Brands and the change in product mix associated with the acquired GSK Brands. This decrease was partially offset by the higher cost of sales percentage for the Household Cleaning products.

OTC Healthcare Segment
Cost of sales for the OTC Healthcare segment increased $68.5 million, or 47.9%, during 2013 versus 2012. As a percentage of OTC Healthcare revenues, cost of sales in the OTC Healthcare segment decreased from 41.5% during 2012 to 39.4% during 2013. The reduction in cost of sales as a percentage of revenues is primarily attributable to the acquired GSK Brands, which have lower cost of sales.

Household Cleaning Segment
Cost of sales for the Household Cleaning segment decreased $5.8 million, or 8.3%, during 2013 versus 2012. As a percentage of Household Cleaning revenues, cost of sales increased from 73.4% during 2012 to 74.7% during 2013. The increase in the cost of sales percentage was the result of lower revenues and higher product costs associated with promotional products and other discounting.

Gross Profit	2013	%	2012	%	Increase (Decrease)	%
OTC Healthcare	$ 325,277	60.6	$ 201,850	58.5	$ 123,427	61.1
Household Cleaning	21,939	25.3	25,534	26.6	(3,595)	(14.1)
	$ 347,216	55.7	$ 227,384	51.6	$ 119,832	52.7

Gross profit during 2013 increased $119.8 million, or 52.7%, versus 2012. As a percentage of total revenues, gross profit increased from 51.6% in 2012 to 55.7% in 2013. The higher gross profit was primarily the result of the acquired GSK Brands, which increased gross profit by $113.9 million, partially offset by decreases in gross profit from our Household Cleaning segment, primarily *Comet*. The increase in gross profit as a percentage of revenues was primarily due to the higher gross profit recognized as a result of the larger percentage of overall sales of OTC Healthcare products, which provide a higher gross profit margin than the Household Cleaning products.

OTC Healthcare Segment
Gross profit for the OTC Healthcare segment increased $123.4 million, or 61.1%, during 2013 versus 2012. As a percentage of revenues, gross profit in the OTC Healthcare segment increased from 58.5% during 2012 to 60.6% during 2013. The increase in gross profit percentage was primarily the result of higher margins on the GSK Brands we acquired. The full year impact of the acquired GSK Brands in 2012 contributed $113.9 million to gross profit in 2013.

Household Cleaning Segment
Gross profit for the Household Cleaning segment decreased $3.6 million, or 14.1%, during 2013 versus 2012. As a percentage of Household Cleaning revenues, gross profit decreased from 26.6% during 2012 to 25.3% during 2013. The decrease in gross profit percentage was the result of the lower revenues, attributable to the *Comet* and *Spic and Span* brands, and higher product costs associated with promotional products and other discounting in the *Comet* brand.

Contribution Margin	2013	%	2012	%	Increase (Decrease)	%
OTC Healthcare	$ 240,740	44.8	$ 149,955	43.5	$ 90,785	60.5
Household Cleaning	15,846	18.3	20,302	21.1	(4,456)	(21.9)
	$ 256,586	41.1	$ 170,257	38.6	$ 86,329	50.7

Contribution margin, a non-GAAP financial measure, is defined as gross profit less advertising and promotional expenses, and is discussed further in Note 19 to the Consolidated Financial Statements. Contribution margin for 2013 increased $86.3 million, or 50.7%, versus 2012. The contribution margin increase was primarily the result of the higher gross profit previously discussed, offset by higher advertising and promotional spending in the OTC Healthcare segment. The acquired GSK Brands added $88.4 million to total contribution margin.

OTC Healthcare Segment
Contribution margin for the OTC Healthcare segment increased $90.8 million, or 60.5%, during 2013 versus 2012. The contribution margin increase was the result of the increase in gross margin of the OTC Healthcare segment as previously discussed, offset by a $32.6 million, or 62.9%, increase in advertising and promotional spending, of which $25.5 million related to the GSK Brands. The GSK Brands added $88.4 million to the contribution margin of the OTC Healthcare segment.

Household Cleaning Segment
Contribution margin for the Household Cleaning segment decreased $4.5 million, or 21.9%, during 2013 versus 2012. The contribution margin decrease was the result of the decrease in gross profit as previously discussed, and an increase in advertising and promotional spending for the *Comet* brand.

General and Administrative
General and administrative expenses were $51.5 million for 2013 versus $56.7 million for 2012. The decrease in general and administrative expenses was due primarily to higher acquisition costs in 2012 related to the acquisition of the GSK Brands of $13.8 million and higher professional fees in 2012 of $1.2 million incurred. These costs were offset by $5.2 million of higher compensation costs associated with increased personnel, a lease termination charge of $1.0 million associated with our office relocation, $0.8 million of excess TSA costs associated with the GSK Brands acquisition, higher product regulatory and insurance charges of $0.7 million, warehouse relocation costs of $0.7 million and higher business development and consulting costs of $0.5 million incurred in 2013.

Depreciation and Amortization
Depreciation and amortization expense was $13.2 million for 2013 versus $10.7 million for 2012. The increase in expense was primarily attributable to the amortization of the trademarks acquired related to the GSK Brands and to the new assets placed into service associated with our new office facility in New York.

Impairment of Intangible Assets and Goodwill
During the fourth quarter of 2013 and 2012, we performed our annual impairment analysis of intangible assets and goodwill. No impairment charges were recorded in 2013 or 2012. However, reporting units whose fair value exceeded their carrying value by 5.4% or less included goodwill and intangible assets amounting to $66.4 million.

Interest Expense
Net interest expense was $84.4 million during 2013 versus $41.3 million during 2012. The increase in interest expense was primarily the result of a higher level of indebtedness incurred as a result of the acquisition of the GSK Brands and the acceleration of a portion of our deferred financing costs and debt discount on our 2012 Term Loan. During the year ended March 31, 2013, we made significant payments toward our outstanding indebtedness under our 2012 Term Loan. As such, we accelerated the amortization of a portion of the deferred financing costs and the debt discount related to the 2012 Term Loan in the amount of $5.1 million and $2.6 million, respectively. The average cost of funds increased to 7.9% for 2013 versus 6.7% for 2012. This increase was attributed to the accelerated portion of the deferred financing costs and debt discount. The average indebtedness outstanding increased from $621.1 million during 2012 to $1,065.0 million during 2013. The increase in the average indebtedness outstanding was the result of the additional borrowings related to the acquisition of the GSK Brands in January 2012.

Loss on Extinguishment of Debt
In February 2013, we refinanced our 2012 Term Loan as a result of the entry into a new amendment as described in Note 11 to our Consolidated Financial Statements. In connection with the refinancing, we recognized a $1.4 million loss on the extinguishment of debt for 2013.

Income Taxes
The provision for income taxes from continuing operations during 2013 was $40.5 million versus $23.9 million in 2012. The effective tax rate on pretax income from continuing operations was 38.2% during 2013 versus 39.2% during 2012. The 2013 tax rate reflects the impact of non-deductible compensation of $1.7 million and a non-cash benefit of $1.7 million for expected lower future state taxes. The 2012 tax rate reflects the impact of non-deductible compensation of $1.3 million and a non-cash benefit of $1.2 million for expected lower future state taxes.

2012 compared to 2011

Revenues	2012	%	2011	%	Increase (Decrease)	%
Analgesics	$ 18,930	4.3	$ 3,063	0.9	$ 15,867	518.0
Cough & Cold	116,669	26.4	75,013	22.3	41,656	55.5
Gastrointestinal	29,489	6.7	4,067	1.2	25,422	625.1
Eye & Ear Care	74,363	16.9	70,724	21.0	3,639	5.1
Dermatologicals	52,592	11.9	51,398	15.3	1,194	2.3
Oral Care	46,551	10.6	26,518	7.9	20,033	75.5
Other OTC	6,407	1.4	3,802	1.1	2,605	68.5
Total OTC Healthcare Revenues	345,001	78.2	234,585	69.7	110,416	47.1
Household Cleaning	96,084	21.8	101,925	30.3	(5,841)	(5.7)
Consolidated Revenues	$ 441,085	100.0	$ 336,510	100.0	$ 104,575	31.1

Revenues for 2012 were $441.1 million, an increase of $104.6 million, or 31.1%, versus 2011. Revenues for the OTC Healthcare segment increased versus the prior year primarily due to the impact of a full year of contribution from Blacksmith and *Dramamine* and the acquisition of the GSK Brands I. Revenues for the Household Cleaning segment declined 5.7% during 2012 versus 2011. Revenues from customers outside of North America, which represented 3.5% of total revenues in 2012, increased by $1.1 million, or 7.5%, during 2012 versus 2011.

OTC Healthcare Segment

Revenues for the OTC Healthcare segment increased $110.4 million, or 47.1%, during 2012 versus 2011. Acquisitions of the Blacksmith and *Dramamine* brands added $72.1 million of revenue and the acquired GSK Brands I added $30.4 million of revenue, while our legacy OTC Healthcare brands contributed to the remainder of the net revenue increase. Revenue increases for *Clear Eyes*, *Compound W*, *The Doctor's* and *Little Remedies* were partially offset by revenue decreases in our other OTC Healthcare brands. We believe our core OTC Healthcare brands have continued to benefit from increased advertising and promotional investment, which has translated into organic sales growth.

Household Cleaning Segment

Revenues for the Household Cleaning segment decreased $5.8 million, or 5.7%, during 2012 versus 2011. *Comet* revenues decreased primarily due to softer consumer consumption of non-abrasive products. *Chore Boy* and *Spic and Span* revenues increased as a result of increased promotional activity and expanded distribution and consumer demand for *Spic and Span* sprays and *Chore Boy* copper scrubbers.

Cost of Sales	2012	%	2011	%	Increase (Decrease)	%
OTC Healthcare	$ 143,151	41.5	$ 97,710	41.7	$ 45,441	46.5
Household Cleaning	70,550	73.4	67,922	66.6	2,628	3.9
	$ 213,701	48.4	$ 165,632	49.2	$ 48,069	29.0

Cost of sales during 2012 increased $48.1 million, or 29.0%, versus 2011. As a percentage of total revenue, cost of sales decreased from 49.2% in 2011 to 48.4% in 2012. The decrease in cost of sales as a percentage of revenues was primarily due to the charges related to the step-up adjustments related to the inventory valuation of the acquired Blacksmith and *Dramamine* brands in 2011 of $7.3 million, while the charges related to the step-up adjustment related to the GSK Brands I amounted to $1.8 million in 2012. Additionally, cost of sales as a percentage of revenues decreased due to the change in product mix associated with the acquired GSK Brands I, which have a lower cost of sales, offset by the higher cost of sales for the Household Cleaning products.

OTC Healthcare Segment

Cost of sales for the OTC Healthcare segment increased $45.4 million, or 46.5%, during 2012 versus 2011. As a percentage of revenues, cost of sales in the OTC Healthcare segment decreased from 41.7% during 2011 to 41.5% during 2012. The reduction in cost of sales as a percentage of revenues is primarily attributable to the acquired GSK Brands I and the full year impact of *Dramamine*, which are lower cost products, partially offset by the higher cost products acquired from Blacksmith brands for the full year of 2012. Additionally, the inventory step-up adjustment of $1.8 million in 2012 related to the GSK Brands I was lower than the inventory step-up adjustment in 2011 related to the Blacksmith brands and *Dramamine*.

Household Cleaning Segment
Cost of sales for the Household Cleaning segment increased $2.6 million, or 3.9%, during 2012 versus 2011. As a percent of Household Cleaning revenues, cost of sales increased from 66.6% during 2011 to 73.4% during 2012. The increase in cost of sales percentage was the result of higher product costs associated with promotional products and other discounting.

Gross Profit	**2012**	**%**	**2011**	**%**	**Increase (Decrease)**	**%**
OTC Healthcare	$ 201,850	58.5	$ 136,875	58.3	$ 64,975	47.5
Household Cleaning	25,534	26.6	34,003	33.4	(8,469)	(24.9)
	$ 227,384	51.6	$ 170,878	50.8	$ 56,506	33.1

Gross profit during 2012 increased $56.5 million, or 33.1%, versus 2011. As a percentage of total revenue, gross profit increased from 50.8% in 2011 to 51.6% in 2012. The increase in gross profit as a percentage of revenues was primarily due to the higher gross profit recognized as a result of the larger percentage of overall sales of OTC Healthcare products, which provide a higher gross profit margin than the Household Cleaning products.

OTC Healthcare Segment
Gross profit for the OTC Healthcare segment increased $65.0 million, or 47.5%, during 2012 versus 2011. As a percentage of revenues, gross profit in the OTC Healthcare segment increased from 58.3% during 2011 to 58.5% during 2012. The full year impact in 2012 of the Blacksmith and *Dramamine* acquisitions increased gross profit by $36.1 million and the acquired GSK Brands I in 2012 contributed $18.4 million in gross profit. The remainder of the increase resulted from a higher sales volume of our legacy OTC Healthcare brands, as well as the reduction in the amount recognized for the step-up inventory adjustments in 2012 versus 2011. The increase in gross profit percentage was primarily the result of the reduction in the step-up adjustment in 2012, higher margins on the acquired *Dramamine* brand and slightly higher margins from our legacy OTC Healthcare brands, offset by lower margins on the acquired Blacksmith brands.

Household Cleaning Segment
Gross profit for the Household Cleaning segment decreased $8.5 million or 24.9%, during 2012 versus 2011. As a percentage of Household Cleaning revenues, gross profit decreased from 33.4% during 2011 to 26.6% during 2012. The decrease in gross profit percentage was the result of higher product costs associated with promotional products and other discounting in the *Comet* brand.

Contribution Margin	**2012**	**%**	**2011**	**%**	**Increase (Decrease)**	**%**
OTC Healthcare	$ 149,955	43.5	$ 100,123	42.7	$ 49,832	49.8
Household Cleaning	20,302	21.1	27,858	27.3	(7,556)	(27.1)
	$ 170,257	38.6	$ 127,981	38.0	$ 42,276	33.0

Contribution margin, a non-GAAP financial measure, is defined as gross profit less advertising and promotional expenses, and is discussed further in Note 19 to the Consolidated Financial Statements. Contribution margin for 2012 increased $42.3 million, or 33.0%, versus 2011. The contribution margin increase was primarily the result of the higher gross profit previously discussed, offset by higher advertising and promotional spending. The acquired Blacksmith, *Dramamine,* and GSK Brands contributed $40.7 million to contribution margin in 2012. The increase in advertising and promotional spending was primarily attributable to the acquired brands.

OTC Healthcare Segment
Contribution margin for the OTC Healthcare segment increased $49.8 million, or 49.8%, during 2012 versus 2011. The contribution margin increase was the result of the increase in gross margin of the OTC Healthcare segment as previously discussed, offset by a $15.1 million, or 41.2%, increase in advertising and promotional spending, of which $13.9 million related to the acquired Blacksmith, *Dramamine* brands and the GSK Brands I.

Household Cleaning Segment
Contribution margin for the Household Cleaning segment decreased $7.6 million, or 27.1%, during 2012 versus 2011. The contribution margin decrease was the result of the decrease in gross profit for the Household Cleaning segment as previously discussed, offset by a decrease in advertising and promotional spending for the *Comet* brand.

General and Administrative
General and administrative expenses were $56.7 million for 2012 versus $42.0 million for 2011. The increase in expense was due primarily to $13.8 million in costs associated with the acquisitions of the GSK Brands I, and $1.7 million in costs associated with the unsolicited proposal to acquire all of the common stock of the Company.

Depreciation and Amortization
Depreciation and amortization expense was $10.7 million for 2012 versus $9.9 million for 2011. The increase is primarily due to higher amortization related to the acquired GSK Brands I in 2012 and, to a lesser extent, the full year of amortization from the acquired Blacksmith brands in 2011.

Impairment of Intangible Assets and Goodwill
During the fourth quarters of 2012 and 2011, we performed our annual impairment analysis of intangible assets and goodwill. No impairment charges were recorded in 2012 or 2011.

Interest Expense
Net interest expense was $41.3 million during 2012 versus $27.3 million during 2011. The increase in interest expense was primarily the result of a higher level of indebtedness incurred as a result of the acquisition of the GSK Brands. The average cost of funds remained constant at approximately 6.7% for 2011 and 2012, while the average indebtedness increased from $410.0 million during 2011 to $621.1 million during 2012.

Gain on Settlement
On June 15, 2011, we received a settlement payment of $8.0 million in resolution of a pending litigation matter. We incurred costs of $2.9 million in pursuing this matter, which we initiated for legal malpractice, breach of contract and breach of fiduciary duty against a law firm and two individual lawyers who had previously provided legal representation to us. Therefore, during 2012, we recorded a pre-tax gain on settlement of $5.1 million net of costs incurred, which is included in other (income) expense, as this gain did not relate to our ongoing operations.

Loss on Extinguishment of Debt
In January 2012, we made a payment of $184.0 million to fully repay our 2010 Senior Term Loan as a result of the entry into the new senior secured credit facilities described in Note 11 to our Consolidated Financial Statements. In connection with the payoff of the 2010 Senior Term Loan, we recognized a $5.4 million loss on the extinguishment of debt for 2012. During 2011, we retired our Tranche B Term Loan facility with an original maturity date of April 6, 2011. We recognized a $0.3 million loss on the extinguishment of the Tranche B Term Loan facility for 2011.

Income Taxes
The provision for income taxes from continuing operations during 2012 was $23.9 million versus $19.3 million in 2011. The effective tax rate on pretax income from continuing operations was 39.2% during 2012 versus 39.9% during 2011. The 2012 tax rate reflects the impact of non-deductible compensation of $1.3 million and a non-cash benefit of $1.2 million for expected lower future state taxes. The 2011 tax rate reflects the impact of non-deductible transaction costs for the Blacksmith acquisition and a non-cash tax charge of $0.3 million related to our deferred tax liability for expected higher future state taxes.

Liquidity and Capital Resources

Liquidity
We have financed and expect to continue to finance our operations with a combination of borrowings and funds generated from operations. Our principal uses of cash are for operating expenses, debt service, acquisitions, working capital and capital expenditures.

We entered into a 5.5 year lease for a new office facility in New York, which began on October 15, 2012. The New York office lease provides for a six month rent deferral with monthly rent payments beginning in May 2013 of approximately $78,000 and escalating to approximately $87,000 in the last two years of the lease.

On March 24, 2010, we entered into the 2010 Senior Term Loan, which provided for a $150.0 million senior secured term loan facility with a maturity date of March 24, 2016, entered into a $30.0 million senior secured revolving credit facility with a maturity date of March 24, 2015 (the "2010 Revolving Credit Facility" and collectively with the 2010 Senior Term Loan, the

"2010 Credit Facility") and issued $150.0 million of senior notes that bear interest at 8.25% with a maturity date of April 1, 2018 (the "2010 Senior Notes").

In November 2010, we issued an additional $100.0 million of 2010 Senior Notes and borrowed an additional $115.0 million term loan under the 2010 Credit Facility. In addition, in November 2010, we amended the 2010 Credit Facility to increase our borrowing capacity under the 2010 Revolving Credit Facility by $10.0 million to $40.0 million. The proceeds from the preceding transactions, in addition to cash that was on hand, were used to purchase, redeem or otherwise retire all of the previously issued senior subordinated notes, to repay all amounts under our former credit facility and terminate the associated credit agreement, and fund the Blacksmith and *Dramamine* acquisitions.

On January 31, 2012, we issued $250.0 million of 2012 Senior Notes, with an interest rate of 8.125% and a maturity date of February 1, 2020, and also entered into a new senior secured credit facility, which consists of (i) the $660.0 million 2012 Term Loan with a seven-year maturity and (ii) the $50.0 million 2012 ABL Revolver with a five-year maturity. In September 2012, we utilized a portion of our accordion feature to increase the amount of our borrowing capacity under the 2012 ABL Revolver by $25.0 million to $75.0 million. We used the net proceeds from the 2012 Senior Notes offering, together with the borrowings under the 2012 Term Loan, to finance the acquisition of the GSK Brands, to repay amounts borrowed under our 2010 Credit Facility, to pay fees and expenses incurred in connection with these transactions and for general corporate purposes.

	Year Ended March 31,		
(In thousands)	**2013**	**2012**	**2011**
Net cash provided by (used in):			
Operating activities	$ 137,605	$ 67,452	$ 86,670
Investing activities	11,221	(662,206)	(275,680)
Financing activities	(152,117)	600,434	161,247

2013 compared to 2012

Operating Activities

Net cash provided by operating activities was $137.6 million for 2013 compared to $67.5 million for 2012. The $70.2 million increase in net cash provided by operating activities was primarily due to the higher profitability of the Company, which was largely attributed to the acquired GSK Brands and decreased working capital of $15.6 million. The working capital decrease was mainly the result of increased accounts payable related to the procurement of inventory for the GSK Brands and higher accrued liabilities, which were mostly related to higher marketing accruals associated with the GSK Brands, and higher accrued compensation costs. These working capital decreases were partially offset by increased inventories associated with the GSK Brands.

Consistent with 2012, our cash flow from operations in 2013 exceeded net income due to the substantial non-cash charges primarily related to depreciation and amortization, increases in deferred income tax liabilities resulting from differences in the amortization of intangible assets and goodwill for income tax and financial reporting purposes, the amortization of certain deferred financing costs and debt discount, a recognized loss on the early extinguishment of debt, and stock-based compensation costs.

Investing Activities

Net cash provided by investing activities was $11.2 million for 2013 compared to net cash used in investing activities of $662.2 million for 2012. The increase in net cash provided by investing activities for the year ended March 31, 2013 was due primarily to acquisition of the GSK Brands acquired in the prior year, partially offset by higher capital expenditures for leasehold improvements associated with the new corporate office lease and to higher equipment purchases primarily resulting from the increased personnel and systems requirements.

Financing Activities

Net cash used in financing activities was $152.1 million for 2013 compared to net cash provided by financing activities of $600.4 million for 2012. During the year ended March 31, 2013, we repaid $190.0 million of our outstanding 2012 Term Loan debt from the cash generated from operating activities, and borrowed $33.0 million, net of repayments on our 2012 ABL Revolver. This decreased our outstanding indebtedness to $978.0 million at March 31, 2013 from $1,135.0 million at March 31, 2012. During 2012, we issued $250.0 million of the 2012 Senior Notes, and borrowed $660.0 million under our 2012 Term Loan. These borrowings were offset by voluntary principal payments against outstanding indebtedness of $58.0 million in excess of required payments under the 2010 Credit Facility and $25.0 million against the 2012 Term Loan, payment of $184.0 million to fully repay the 2010 Senior Term Loan, and payment of $33.3 million for deferred financing costs

2012 compared to 2011

Operating Activities

Net cash provided by operating activities was $67.5 million for 2012 compared to $86.7 million for 2011. The $19.2 million decrease in net cash provided by operating activities was primarily the result of a net cash outflow of $5.4 million related to working capital in 2012 compared to a net cash inflow of $31.4 million related to working capital in 2011 which resulted in a $36.8 million decrease in cash flow provided by working capital. This decrease was partially offset by a net increase of $17.6 million in net income plus non-cash expenses in 2012 compared to 2011, including higher acquisition and public company defense costs of $7.8 million in 2012 compared to 2011.

The increase in working capital in 2012 was primarily the result of higher accounts receivable due to the acquired GSK Brands and higher prepaid expenses, partially offset by higher accounts payable, accrued interest and lower inventory levels.

Consistent with 2011, our cash flow from operations in 2012 exceeded net income due to the substantial non-cash charges related to depreciation and amortization, increases in deferred income tax liabilities resulting from differences in the amortization of intangible assets and goodwill for income tax and financial reporting purposes, the amortization of certain deferred financing costs and debt discount, a recognized loss on the early extinguishment of debt, and stock-based compensation costs.

Investing Activities

Net cash used in investing activities was $662.2 million for 2012 compared to $275.7 million for 2011. The net cash used in investing activities during 2012 was primarily the result of the GSK Brands acquisition. The net cash used in investing activities during 2011 was primarily the result of the Blacksmith and *Dramamine* acquisitions, partially offset by the proceeds received from the *Cutex* divestiture.

Financing Activities

Net cash provided by financing activities was $600.4 million for 2012 compared to $161.2 million for 2011. During 2012, we issued $250.0 million of the 2012 Senior Notes, and borrowed $660.0 million under our 2012 Term Loan. These borrowings were offset by voluntary principal payments against outstanding indebtedness of $58.0 million in excess of required payments under the 2010 Credit Facility and $25.0 million against the 2012 Term Loan, payment of $184.0 million to fully repay the 2010 Senior Term Loan, and payment of $33.3 million for deferred financing costs. During 2011, we issued $100.0 million of 2010 Senior Notes, and borrowed $115.0 million under our 2010 Credit Facility, which was partially offset by the redemption of the remaining $28.1 million of Senior Subordinated Notes due in 2012 that bore interest at 9.25%. At March 31, 2012, our outstanding indebtedness was $1,135.0 million compared to $492.0 million at March 31, 2011.

Capital Resources

The 2010 Senior Term Loan included a discount to the lenders of $1.8 million resulting in our receipt of net proceeds of $148.2 million. The 2010 Senior Notes were issued at an aggregate face value of $150.0 million with a discount to noteholders of $2.2 million and net proceeds to us of $147.8 million. The discount was offered to improve the yield to maturity to lenders reflective of market conditions at the time of the offering. In addition to the discount, we incurred $7.3 million of costs primarily related to fees of bank arrangers and legal advisors, of which $6.6 million was capitalized as deferred financing costs and $0.7 million expensed. The deferred financing costs were being amortized over the term of the 2010 Senior Term Loan and are being amortized over the term of 2010 Senior Notes, and the balance was charged to expense upon the refinancing of the 2010 Credit Facility on January 31, 2012.

On November 1, 2010, in connection with the acquisition of Blacksmith, we amended our existing debt agreements and increased the amount borrowed thereunder. Specifically, on November 1, 2010, we amended our 2010 Credit Facility in order to allow us to (i) borrow an additional $115.0 million as an incremental term loan, with the same maturity date and other terms and conditions as the 2010 Senior Term Loan and (ii) increase our borrowing capacity under our 2010 Revolving Credit Facility by $10.0 million to $40.0 million. On November 1, 2010, we also issued an additional $100.0 million of 2010 Senior Notes.

On January 31, 2012, in connection with the acquisition of the GSK Brands, we (i) issued the 2012 Senior Notes in an aggregate principal amount of $250.0 million, (ii) entered into the 2012 Term Loan with a seven-year maturity and the 2012 ABL Revolver with a five-year maturity, and (iii) repaid in full and canceled the outstanding 2010 Credit Facility. The 2012 Term Loan was issued with an original issue discount of 1.5% of the principal amount thereof, resulting in net proceeds to us of $650.1 million. In addition to the discount, we incurred $33.3 million in issuance costs, which were capitalized as deferred financing costs and are being amortized over the terms of the related loans and notes.

On February 21, 2013, we entered into the Amendment to the 2012 Term Loan. The Amendment provides for the refinancing of all of our existing Term B Loans with new Term B-1 Loans. The interest rate on the Term B-1 Loans is based, at our option, on a LIBOR rate, plus a margin of 2.75% per annum, with a LIBOR floor of 1.00%, or an alternate base rate, plus a margin. The new Term B-1 Loans will mature on the same date as the Term B Loans original maturity date. In addition, the Amendment provides us with certain additional capacity to prepay subordinated debt, the 2012 Senior Notes and certain other unsecured indebtedness permitted to be incurred under the credit agreement. In connection with the refinancing, during the fourth quarter ended March 31, 2013, we recognized a $1.4 million loss on the extinguishment of debt.

As of March 31, 2013, we had an aggregate of $978.0 million of outstanding indebtedness, which consisted of the following:

- $250.0 million of 8.25% 2010 Senior Notes due 2018;
- $250.0 million of 8.125% 2012 Senior Notes due 2020;
- $445.0 million of borrowings under the 2012 Term Loan; and
- $33.0 million of borrowings under the 2012 ABL Revolver

As of March 31, 2013, we had $42.0 million of borrowing capacity under the 2012 ABL Revolver.

The 2010 Senior Term Loan bore interest at floating rates, based on either the prime rate, or at our option, the LIBOR rate, plus an applicable margin. The LIBOR rate option contained a floor rate of 1.5%. The 2010 Senior Term Loans was fully repaid during the year ended March 31, 2012.

The 2012 Term Loan bears interest, as amended, at a rate per annum equal to an applicable margin plus, at our option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Citibank, N.A., (c) the LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% and (d) a floor of 2.00% or (ii) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs provided that LIBOR shall not be lower than 1.00%.

Borrowings under the 2012 ABL Revolver bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Citibank, N.A., (c) the LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (ii) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under the 2012 ABL Revolver is 1.75% with respect to LIBOR borrowings and 0.75% with respect to base-rate borrowings. The applicable margin for borrowings under the 2012 ABL Revolver may be increased to 2.00% or 2.25% for LIBOR borrowings and 1.00% or 1.25% for base-rate borrowings, depending on average excess availability under the 2012 ABL Revolver during the prior fiscal quarter. In addition to paying interest on outstanding principal under the 2012 ABL Revolver, we are required to pay a commitment fee to the lenders under the 2012 ABL Revolver in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate will be reduced to 0.375% per annum at any time when the average daily unused commitments for the prior quarter is less than the percentage of total commitments set forth in the credit agreement covering the 2012 ABL Revolver.

As we deem appropriate, we may from time to time utilize derivative financial instruments to mitigate the impact of changing interest rates associated with our long-term debt obligations or other derivative financial instruments. While we have utilized derivative financial instruments in the past, we did not have any derivative financial instruments outstanding at either March 31, 2013 or March 31, 2012 or during any of the periods presented. We have not entered into derivative financial instruments for trading purposes; all of our derivatives were over-the-counter instruments with liquid markets.

Our debt facilities contain various financial covenants, including provisions that require us to maintain certain leverage, interest coverage and fixed charge ratios. The senior secured credit facility governing the 2012 Term Loan and 2012 ABL Revolver and the indentures governing the 2010 Senior Notes and the 2012 Senior Notes contain provisions that accelerate our indebtedness on certain changes in control and restrict us from undertaking specified corporate actions, including asset dispositions, acquisitions, payment of dividends and other specified payments, repurchasing our equity securities in the public markets, incurrence of indebtedness, creation of liens, making loans and investments, and transactions with affiliates. Specifically, we must:

- Have a leverage ratio of less than 7.25 to 1.0 for the quarter ending March 31, 2013 (defined as, with certain adjustments, the ratio of our consolidated total net debt as of the last day of the fiscal quarter to our trailing twelve month consolidated net income before interest, taxes, depreciation, amortization, non-cash charges, and certain other items ("EBITDA")). Our leverage ratio requirement decreases over time to 3.50 to 1.0 for the quarter ending June 30, 2016, and remains level thereafter;

- Have an interest coverage ratio of greater than 1.50 to 1.0 for the quarter ending March 31, 2013 (defined as, with certain adjustments, the ratio of our consolidated EBITDA to our trailing twelve month consolidated cash interest expense). Our interest coverage requirement increases over time to 2.50 to 1.0 for the quarter ending June 30, 2016, and remains level thereafter; and

- Have a fixed charge ratio of greater than 1.0 to 1.0 for the quarter ending March 31, 2013 (defined as, with certain adjustments, the ratio of our consolidated EBITDA minus capital expenditures to our trailing twelve month consolidated interest paid, taxes paid and other specified payments). Our fixed charge requirement remains level throughout the term.

At March 31, 2013, we were in compliance with the applicable financial and restrictive covenants under the 2012 Term Loan and the 2012 ABL Revolver and the indentures governing the 2010 Senior Notes and the 2012 Senior Notes. Additionally, management anticipates that in the normal course of operations, we will be in compliance with the financial and restrictive covenants during the ensuing year. During the year ended March 31, 2013, we made voluntary principal payments against outstanding indebtedness of $190.0 million under the 2012 Term Loan. Therefore, we are not required to make quarterly principal payments until the maturity date of January 31, 2019.

Commitments

As of March 31, 2013, we had ongoing commitments under various contractual and commercial obligations as follows:

(In millions)		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Long-term debt	$ 978.0	$ —	$ —	$ 33.0	$ 945.0
Interest on long-term debt(1)	425.7	72.3	218.2	116.5	18.7
Purchase obligations:					
Inventory costs(2)	88.2	82.4	3.2	2.0	0.6
Other costs(3)	25.7	25.7	—	—	—
Operating leases	6.3	1.9	3.4	1.0	—
Total contractual cash obligations (4)	$ 1,523.9	$ 182.3	$ 224.8	$ 152.5	$ 964.3

(1) Represents the estimated interest obligations on the outstanding balances of the 2012 Term Loan, 2012 ABL Revolver, 2012 Senior Notes and 2010 Senior Notes, together, assuming scheduled principal payments (based on the terms of the loan agreements) are made and assuming a weighted average interest rate of 7.9%. Estimated interest obligations would be different under different assumptions regarding interest rates or timing of principal payments.

(2) Purchase obligations for inventory costs are legally binding commitments for projected inventory requirements to be utilized during the normal course of our operations.

(3) Purchase obligations for other costs are legally binding commitments for marketing, advertising and capital expenditures. Activity costs for molds and equipment to be paid, based solely on a per unit basis without any deadlines for final payment, have been excluded from the table because we are unable to determine the time period over which such activity costs will be paid.

(4) We have excluded obligations related to uncertain tax positions because we cannot reasonably estimate when they will occur.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Inflation

Inflationary factors such as increases in the costs of raw materials, packaging materials, purchased product and overhead may adversely affect our operating results and financial condition. Although we do not believe that inflation has had a material impact on our financial condition or results from operations for the three most recent fiscal years, a high rate of inflation in the future could have a material adverse effect on our financial condition or results from operations. The recent volatility in crude oil prices has had an adverse impact on transportation costs, as well as certain petroleum based raw materials and packaging material. Although we make efforts to minimize the impact of inflationary factors, including raising prices to our customers, a high rate of pricing volatility associated with crude oil supplies may continue to have an adverse effect on our operating results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, without limitation, information within Management's Discussion and Analysis of Financial Condition and Results of Operations. The following cautionary statements are being made pursuant to the provisions of the PSLRA and with the intention of obtaining the benefits of the "safe harbor" provisions of the PSLRA. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not intend to update any forward-looking statements to reflect events or circumstances arising after the date of this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements included in this Annual Report on Form 10-K or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "anticipate," "expect," "estimate," "project," "intend," "strategy," "future," "opportunity," "plan," "seek," "may," "should," "would," "will," "will be," "will continue," "will likely result," or other similar words and phrases. Forward-looking statements are based on current expectation and assumptions that are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, and our business in general is subject to such risks. For more information, see "Risk Factors" contained in Part I Item 1A of this Annual Report on Form 10-K. In addition, our expectations or beliefs concerning future events involve risks and uncertainties, including, without limitation:

- General economic conditions affecting our products and their respective markets;
- Our ability to increase organic growth via new product introductions or line extensions;
- The high level of competition in our industry and markets (including, without limitation, vendor and stock keeping unit ("SKU") rationalization and expansion of private label product offerings);
- Our ability to invest in research and development;
- Changing consumer trends or pricing pressures which may cause us to lower our prices;
- Our dependence on a limited number of customers for a large portion of our sales;
- Our expectations regarding increased advertising and promotion spending for acquired brands;
- Our ability to grow our international sales;
- Our dependence on third-party manufacturers to produce the products we sell;
- Price increases for raw materials, labor, energy and transportation costs;
- Disruptions in our distribution center;
- Acquisitions, dispositions or other strategic transactions diverting managerial resources, or incurrence of additional liabilities or integration problems associated with such transactions;
- Actions of government agencies in connection with regulatory matters governing our industry;

- Product liability claims, recalls and related negative publicity;
- Our ability to protect our intellectual property rights;
- Our dependence on third parties for intellectual property relating to some of the products we sell;
- Our assets being comprised virtually entirely of goodwill and intangibles;
- Our dependence on key personnel;
- Shortages of supply of sourced goods or interruptions in the manufacturing of our products;
- The costs associated with any adverse judgments rendered in any litigation or arbitration;
- Our level of indebtedness, and possible inability to service our debt;
- Our ability to obtain additional financing; and
- The restrictions imposed by our financing agreements on our operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates because our 2012 Term Loan and 2012 ABL Revolver are variable rate debt. Interest rate changes generally do not significantly affect the market value of the 2012 Term Loan and the 2012 ABL Revolver but do affect the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. At March 31, 2013, we had variable rate debt of approximately $445.0 million under our 2012 Term Loan and $33.0 million under our 2012 ABL Revolver.

Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates on our variable rate debt would have an adverse impact on pre-tax earnings and cash flows for the year ended March 31, 2013 of approximately $4.6 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The supplementary data required by this Item are described in Part IV, Item 15 of this Annual Report on Form 10-K and are presented beginning on page 105.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Prestige Brands Holdings, Inc.

Audited Financial Statements

March 31, 2013

Report of Management

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives will be met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate over time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2013. In making its evaluation, management has used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (the "COSO Criteria").

Based on management's assessment utilizing the COSO Criteria, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2013.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which appears below.

Prestige Brands Holdings, Inc.
May 17, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Prestige Brands Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Prestige Brands Holdings, Inc. and its subsidiaries at March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control - Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado
May 17, 2013

Prestige Brands Holdings, Inc.
Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)	Year Ended March 31, 2013	2012	2011
Revenues			
Net sales	$ 620,394	$ 437,838	$ 333,715
Other revenues	3,203	3,247	2,795
Total revenues	623,597	441,085	336,510
Cost of Sales			
Cost of sales (exclusive of depreciation shown below)	276,381	213,701	165,632
Gross profit	347,216	227,384	170,878
Operating Expenses			
Advertising and promotion	90,630	57,127	42,897
General and administrative	51,467	56,700	41,960
Depreciation and amortization	13,235	10,734	9,876
Total operating expenses	155,332	124,561	94,733
Operating income	191,884	102,823	76,145
Other (income) expense			
Interest income	(13)	(18)	(1)
Interest expense	84,420	41,338	27,318
Gain on settlement	—	(5,063)	—
Loss on extinguishment of debt	1,443	5,409	300
Total other expense	85,850	41,666	27,617
Income from continuing operations before income taxes	106,034	61,157	48,528
Provision for income taxes	40,529	23,945	19,349
Income from continuing operations	65,505	37,212	29,179
Discontinued Operations			
Income from discontinued operations, net of income tax	—	—	591
Loss on sale of discontinued operations, net of income tax	—	—	(550)
Net income	$ 65,505	$ 37,212	$ 29,220
Basic earnings per share:			
Income from continuing operations	$ 1.29	$ 0.74	$ 0.58
Income from discontinued operations and loss from sale of discontinued operations	—	—	—
Net income	$ 1.29	$ 0.74	$ 0.58
Diluted earnings per share:			
Income from continuing operations	$ 1.27	$ 0.73	$ 0.58
Income from discontinued operations and loss from sale of discontinued operations	—	—	—
Net income	$ 1.27	$ 0.73	$ 0.58
Weighted average shares outstanding:			
Basic	50,633	50,270	50,081
Diluted	51,440	50,748	50,338
Comprehensive income, net of tax:			
Currency translation adjustments	(91)	(13)	—
Total other comprehensive loss	(91)	(13)	—
Comprehensive income	$ 65,414	$ 37,199	$ 29,220

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Balance Sheets

(In thousands)	March 31, 2013	March 31, 2012
Assets		
Current assets		
Cash and cash equivalents	$ 15,670	$ 19,015
Accounts receivable, net	73,053	60,228
Inventories	60,201	51,113
Deferred income tax assets	6,349	5,283
Prepaid expenses and other current assets	8,900	11,396
Total current assets	164,173	147,035
Property and equipment, net	9,896	1,304
Goodwill	167,546	173,702
Intangible assets, net	1,373,240	1,400,522
Other long-term assets	24,944	35,713
Total Assets	$ 1,739,799	$ 1,758,276
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 51,376	$ 26,726
Accrued interest payable	13,894	13,889
Other accrued liabilities	31,398	23,308
Total current liabilities	96,668	63,923
Long-term debt		
Principal amount	978,000	1,135,000
Less unamortized discount	(7,100)	(11,092)
Long-term debt, net of unamortized discount	970,900	1,123,908
Deferred income tax liabilities	194,288	167,717
Total Liabilities	1,261,856	1,355,548
Commitments and Contingencies – Note 17		
Stockholders' Equity		
Preferred stock – $0.01 par value		
Authorized – 5,000 shares		
Issued and outstanding – None	—	—
Preferred share rights	283	283
Common stock – $0.01 par value		
Authorized – 250,000 shares		
Issued – 51,311 shares and 50,466 shares at March 31, 2013 and 2012, respectively	513	505
Additional paid-in capital	401,691	391,898
Treasury stock, at cost – 181 shares at March 31, 2013 and March 31, 2012	(687)	(687)
Accumulated other comprehensive loss, net of tax	(104)	(13)
Retained earnings	76,247	10,742
Total Stockholders' Equity	477,943	402,728
Total Liabilities and Stockholders' Equity	$ 1,739,799	$ 1,758,276

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock			Treasury Stock					
(In thousands)	Shares	Par Value	Additional Paid-in Capital	Shares	Amount	Accumulated Other Comprehensive Loss	Preferred Share Rights	Retained Earnings (Accumulated Deficit)	Totals
Balances at March 31, 2010	50,154	$ 502	$ 384,027	124	$ (63)	$ —	$ —	$ (55,407)	$ 329,059
Stock-based compensation	—	—	3,575	—	—	—	—	—	3,575
Exercise of stock options	34	—	331	—	—	—	—	—	331
Issuance of shares related to restricted stock	88	1	(1)	—	—	—	—	—	—
Shares surrendered as payment of tax withholding	—	—	—	36	(353)	—	—	—	(353)
Components of comprehensive income:									
Net income	—	—	—	—	—	—	—	29,220	29,220
Total comprehensive income	—	—	—	—	—	—	—	—	29,220
Balances at March 31, 2011	50,276	$ 503	$ 387,932	160	$ (416)	$ —	$ —	$ (26,187)	$ 361,832
Stock-based compensation	—	—	3,078	—	—	—	—	—	3,078
Exercise of stock options	87	1	888	—	—	—	—	—	889
Preferred share rights	—	—	—	—	—	—	283	(283)	—
Issuance of shares related to restricted stock	103	1	—	—	—	—	—	—	1
Shares surrendered as payment of tax withholding	—	—	—	21	(271)	—	—	—	(271)
Components of comprehensive income:									
Net income	—	—	—	—	—	—	—	37,212	37,212
Translation adjustments	—	—	—	—	—	(13)	—	—	(13)
Total comprehensive income	—	—	—	—	—	—	—	—	37,199
Balances at March 31, 2012	50,466	$ 505	$ 391,898	181	$ (687)	(13)	$ 283	$ 10,742	$ 402,728

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock			Treasury Stock						
	Shares	Par Value	Additional Paid-in Capital	Shares	Amount	Accumulated Other Comprehensive Loss	Preferred Share Rights	Retained Earnings (Accumulated Deficit)	Totals
Balances at March 31, 2012	50,466	$ 505	$ 391,898	181	$ (687)	$ (13)	$ 283	$ 10,742	$ 402,728
Stock-based compensation	—	—	3,772	—	—	—	—	—	3,772
Exercise of stock options	786	7	6,022	—	—	—	—	—	6,029
Preferred share rights	—	—	—	—	—	—	—	—	—
Issuance of shares related to restricted stock	59	1	(1)	—	—	—	—	—	—
Components of comprehensive income:									
Net income	—	—	—	—	—	—	—	65,505	65,505
Translation adjustments	—	—	—	—	—	(91)	—	—	(91)
Total comprehensive income	—	—	—	—	—	—	—	—	65,414
Balances at March 31, 2013	51,311	$ 513	$ 401,691	181	$ (687)	$ (104)	$ 283	$ 76,247	$ 477,943

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Year Ended March 31, 2013	2012	2011
Operating Activities			
Net income	$ 65,505	$ 37,212	$ 29,220
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,235	10,734	10,108
Loss on sale of discontinued operations	—	—	890
Deferred income taxes	25,505	13,793	9,324
Amortization of deferred financing costs	9,832	1,630	1,043
Stock-based compensation costs	3,772	3,078	3,575
Loss on extinguishment of debt	1,443	5,409	300
Amortization of debt discount	4,632	1,030	702
Lease termination costs	975	—	—
Loss on disposal of equipment	103	—	153
Changes in operating assets and liabilities, net of effects from acquisitions			
Accounts receivable	(12,882)	(15,854)	4,918
Inventories	(9,342)	3,710	12,443
Prepaid expenses and other current assets	3,096	(3,009)	154
Accounts payable	24,677	5,127	1,784
Accrued liabilities	7,054	4,592	12,056
Net cash provided by operating activities	137,605	67,452	86,670
Investing Activities			
Purchases of property and equipment	(10,268)	(606)	(655)
Proceeds from sale of property and equipment	15	—	12
Proceeds from sale of discontinued operations	—	—	4,122
Acquisition of Blacksmith, net of cash acquired	—	—	(202,044)
Proceeds from escrow of Blacksmith acquisition	—	1,200	—
Proceeds from the sale of Phazyme brand	21,700	—	—
Acquisition of Dramamine	—	—	(77,115)
Acquisition of brands from GSK	—	(662,800)	—
Acquisition of brands from GSK purchase price adjustments	(226)	—	—
Net cash provided by (used in) investing activities	11,221	(662,206)	(275,680)
Financing Activities			
Proceeds from issuance of Senior Notes	—	250,000	100,250
Proceeds from issuance of 2012 Term Loan and 2010 Term Loan	—	650,100	112,936
Repayment of 2010 Term Loan	—	(242,000)	—
Payment of deferred financing costs	(1,146)	(33,284)	(830)
Repayment of long-term debt	(190,000)	(25,000)	(51,087)
Repayments under revolving credit agreement	(15,000)	—	—
Borrowings under revolving credit agreement	48,000	—	—
Proceeds from exercise of stock options	6,029	889	331
Shares surrendered as payment of tax withholding	—	(271)	(353)
Net cash (used in) provided by financing activities	(152,117)	600,434	161,247
Effects of exchange rate changes on cash and cash equivalents	(54)	1	—
(Decrease) increase in cash and cash equivalents	(3,345)	5,681	(27,763)
Cash - beginning of year	19,015	13,334	41,097
Cash - end of year	$ 15,670	$ 19,015	$ 13,334
Interest paid	$ 69,641	$ 34,977	$ 17,509
Income taxes paid	$ 10,624	$ 12,865	$ 11,894

See accompanying notes.

1. Business and Basis of Presentation

Nature of Business
Prestige Brands Holdings, Inc. (referred to herein as the "Company" or "we" which reference shall, unless the context requires otherwise, be deemed to refer to Prestige Brands Holdings, Inc. and all of its direct and indirect 100% owned subsidiaries on a consolidated basis) is engaged in the marketing, sales and distribution of over-the-counter ("OTC") healthcare and household cleaning brands to mass merchandisers, drug stores, supermarkets, club and dollar stores in the United States, Canada and certain other international markets. Prestige Brands Holdings, Inc. is a holding company with no operations and is also the parent guarantor of the senior credit facility and the senior notes described in Note 11 to the Consolidated Financial Statements.

Basis of Presentation
Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated in consolidation. Our fiscal year ends on March 31st of each year. References in these Consolidated Financial Statements or notes to a year (e.g., "2013") mean our fiscal year ended on March 31st of that year.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on our knowledge of current events and actions that we may undertake in the future, actual results could differ from those estimates. As discussed below, our most significant estimates include those made in connection with the valuation of intangible assets, sales returns and allowances, trade promotional allowances and inventory obsolescence.

Cash and Cash Equivalents
We consider all short-term deposits and investments with original maturities of three months or less to be cash equivalents. Substantially all of our cash is held by a large regional bank with headquarters in California. We do not believe that, as a result of this concentration, we are subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships. The Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") insure these balances, up to $250,000 and $500,000, with a $250,000 limit for cash, respectively. Substantially all of the Company's cash balances at March 31, 2013 are uninsured.

Accounts Receivable
We extend non-interest-bearing trade credit to our customers in the ordinary course of business. We maintain an allowance for doubtful accounts receivable based upon historical collection experience and expected collectability of the accounts receivable. In an effort to reduce credit risk, we (i) have established credit limits for all of our customer relationships, (ii) perform ongoing credit evaluations of customers' financial condition, (iii) monitor the payment history and aging of customers' receivables, and (iv) monitor open orders against an individual customer's outstanding receivable balance.

Inventories
Inventories are stated at the lower of cost or market value, where cost is determined by using the first-in, first-out method. We reduce inventories for the diminution of value resulting from product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Property and Equipment
Property and equipment are stated at cost and are depreciated using the straight-line method based on the following estimated useful lives:

	Years
Machinery	5
Computer equipment	3
Furniture and fixtures	7
Leasehold improvements	*

*Leasehold improvements are amortized over the lesser of the lease-term or the estimated useful life of the related asset.

Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, we remove the cost and associated accumulated depreciation from the accounts and recognize the resulting gain or loss in the Consolidated Statements of Income and Comprehensive Income.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

Goodwill
The excess of the purchase price over the fair market value of assets acquired and liabilities assumed in purchase business combinations is classified as goodwill. Goodwill is not amortized, although the carrying value is tested for impairment at least annually in the fourth fiscal quarter of each year, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is tested for impairment at the reporting unit "brand" level, which is one level below the operating segment level.

Intangible Assets
Intangible assets, which are comprised primarily of trademarks, are stated at cost less accumulated amortization. For intangible assets with finite lives, amortization is computed using the straight-line method over estimated useful lives ranging from 3 to 30 years.

Indefinite-lived intangible assets are tested for impairment at least annually in the fourth fiscal quarter of each year. Intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their fair values and may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

Deferred Financing Costs
We have incurred debt origination costs in connection with the issuance of long-term debt. These costs are capitalized as deferred financing costs and amortized over the term of the related debt using the effective interest method. For a further discussion regarding accelerated amortization, refer to Note 11.

Revenue Recognition
We recognize revenue when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the selling price is fixed or determinable; (iii) the product has been shipped and the customer takes ownership and assumes the risk of loss; and (iv) collection of the resulting receivable is reasonably assured. We have determined that these criteria are met and the transfer of the risk of loss generally occurs when product is received by the customer and, accordingly, we recognize revenue at that time. Provision is made for estimated discounts related to customer payment terms and estimated product returns at the time of sale based on our historical experience.

As is customary in the consumer products industry, we participate in the promotional programs of our customers to enhance the sale of our products. The cost of these promotional programs varies based on the actual number of units sold during a finite period of time. These promotional programs consist of direct-to-consumer incentives, such as coupons and temporary price reductions, as well as incentives to our customers, such as allowances for new distribution, including slotting fees, and cooperative advertising. Estimates of the costs of these promotional programs are based on (i) historical sales experience, (ii) the current promotional offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel. We recognize the cost of such sales incentives by recording an estimate of such cost as a reduction of revenue, at the later of (a) the date the related revenue is recognized, or (b) the date when a particular sales incentive is offered. At the completion of the promotional program, the estimated amounts are adjusted to actual results.

Due to the nature of the consumer products industry, we are required to estimate future product returns. Accordingly, we record an estimate of product returns concurrent with recording sales, which is made after analyzing (i) historical return rates, (ii) current economic trends, (iii) changes in customer demand, (iv) product acceptance, (v) seasonality of our product offerings, and (vi) the impact of changes in product formulation, packaging and advertising.

Cost of Sales
Cost of sales includes product costs, warehousing costs, inbound and outbound shipping costs, and handling and storage costs. Shipping, warehousing and handling costs were $30.6 million for 2013, $27.8 million for 2012 and $23.5 million for 2011.

Advertising and Promotion Costs
Advertising and promotion costs are expensed as incurred. Allowances for new distribution costs associated with products, including slotting fees, are recognized as a reduction of sales. Under these new distribution arrangements, the retailers allow our products to be placed on the stores' shelves in exchange for such fees.

Stock-based Compensation
We recognize stock-based compensation by measuring the cost of services to be rendered based on the grant-date fair value of the equity award. Compensation expense is to be recognized over the period an employee is required to provide service in exchange for the award, generally referred to as the requisite service period.

Income Taxes
Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Income Taxes topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, we have applied a more-likely-than-not recognition threshold for all tax uncertainties. The guidance only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the various taxing authorities.

We are subject to taxation in the United States and various state and foreign jurisdictions.

We classify penalties and interest related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Income and Comprehensive Income.

Earnings Per Share
Basic earnings per share is calculated based on income available to common stockholders and the weighted-average number of shares outstanding during the reporting period. Diluted earnings per share is calculated based on income available to common stockholders and the weighted-average number of common and potential common shares outstanding during the reporting period. Potential common shares, composed of the incremental common shares issuable upon the exercise of stock options, stock appreciation rights and unvested restricted shares, are included in the earnings per share calculation to the extent that they are dilutive.

Recently Issued Accounting Standards
In March 2013, the FASB issued guidance relating to the release of cumulative translation adjustments into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets. The guidance is effective prospectively for annual reporting periods beginning after December 15, 2013, and interim periods within those annual periods. Early adoption is permitted. The adoption of this new guidance is not expected to have a material impact on our Consolidated Financial Statements.

In July 2012, the FASB issued guidance regarding testing the impairment of indefinite-lived intangible assets other than goodwill. The new guidance is intended to simplify how entities test impairment of indefinite-lived intangible assets other than goodwill. The new guidance permits an entity to first assess qualitative factors to determine whether it is "more-likely-than-not" that the fair value of the asset is less than its carrying amount as a basis for determining whether it is necessary to perform the impairment test described in the ASC Intangibles-Goodwill and Other topic. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect that the adoption of this new guidance will have a material impact on our Consolidated Financial Statements.

In December 2011, the FASB issued guidance regarding disclosures about offsetting assets and liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. An entity will be required to disclose the following information for assets and liabilities within the scope of the new standard: (i) the gross amounts of those recognized assets and those recognized liabilities; (ii) the amounts offset to determine the net amounts presented in the statement of financial position; (iii) the net amounts presented in the statement of financial position; (iv) the amounts subject to an enforceable master netting arrangement or similar agreement not otherwise included in (ii); and (v) the net amount after deducting the amounts in (iv) from the amounts in (iii). The standard affects all entities with balances presented on a net basis in the financial statements, derivative assets and derivative liabilities, repurchase agreements, and financial assets and financial liabilities executed under a master netting or similar arrangement. This guidance was effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this new guidance is not expected to have a material impact on our Consolidated Financial Statements. However, our transition services arrangement with GlaxoSmithKline plc ("GSK"), provided that, during the term of the arrangement, we would receive a net monthly remittance, and therefore, we have reported a net amount due from GSK in our accounts receivable at March 31, 2012 of $8.4 million. Since the arrangement ended June 30, 2012, we do not have any amounts due from GSK in our accounts receivable at March 31, 2013.

In June 2011, the FASB issued guidance regarding presentation of comprehensive income. Under the ASC Comprehensive Income topic, entities are allowed the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

In December 2011, the FASB issued guidance to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. Based on this guidance, entities are still required to adopt either the single continuous statement or the two-statement approach required by the new guidance. However, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the requirements in effect before the adoption of the new standard (i.e., by component of other comprehensive income, either by displaying each component on a gross basis on the face of the appropriate financial statement or by displaying each component net of other changes on the face of the appropriate financial statement with the gross change disclosed in the notes). The December 2011 deferral of the guidance issued in June 2011, as well as the June 2011 guidance, are effective at the same time. The new guidance and this deferral were effective for the Company beginning with the three months ended June 30, 2012, and full retrospective application is required. The adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

In February 2013, the FASB issued guidance relating to the disclosure of items reclassified out of accumulated other comprehensive income. The new guidance requires that for those items that are reclassified out of accumulated other comprehensive income and into net income in their entirety, the effect of the reclassification on each affected net income line item be disclosed. For accumulated other comprehensive income reclassification items that are not reclassified in their entirety into net income, a cross reference must be made to other required disclosures. The guidance is effective prospectively for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. Early adoption is permitted. The update impacts presentation and disclosure only, and therefore adoption is not expected to have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued guidance regarding testing goodwill for impairment. The new guidance is intended to simplify how entities test goodwill for impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is "more-likely-than-not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the ASC Intangibles-Goodwill and Other topic. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

Management has reviewed and continues to monitor the actions of the various financial and regulatory reporting agencies and is currently not aware of any other pronouncement that could have a material impact on our consolidated financial position, results of operations or cash flows.

2. Discontinued Operations and Sale of Certain Assets

On September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand for $4.1 million. In accordance with the Discontinued Operations topic of the ASC, we reclassified the related operating results as discontinued in the Consolidated Financial Statements and related notes for all periods presented. We recognized a loss of $0.9 million on a pre-tax basis and $0.6 million, net of related tax effects of $0.3 million, on the sale in 2011. As a result of the divestiture of *Cutex*, which comprised a substantial majority of the assets in our previously reported Personal Care segment, we reclassified the then remaining Personal Care segment assets to the OTC Healthcare segment for all periods presented.

The following table summarizes the results of discontinued operations:

(In thousands)	Year Ended March 31,		
	2013	2012	2011
Components of Income			
Revenues	$ —	$ —	$ 4,027
Income (loss) from discontinued operations, net of income tax	—	—	591

3. Acquisitions

Acquisition of GlaxoSmithKline OTC Brands

On December 20, 2011, we entered into two separate agreements with GSK to acquire a total of 17 North American OTC healthcare brands (the "GSK Brands") for $660.0 million in cash (the "GSK Agreement").

On January 31, 2012, we completed, subject to a post-closing inventory and apportionment adjustment, as defined in the GSK Agreement, the acquisition of the first 15 North American GSK Brands (the "GSK Brands I") for $615.0 million in cash, including the related contracts, trademarks and inventory. The GSK Brands I include, among other brands, *BC*, *Goody's* and *Ecotrin* brands of pain relievers; *Beano*, *Gaviscon*, *Phazyme*, *Tagamet* and *Fiber Choice* gastrointestinal brands; and the *Sominex* sleep aid brand.

On March 30, 2012, we completed, subject to a post-closing inventory and apportionment adjustment, as defined in the GSK Agreement, the acquisition of the *Debrox* and *Gly-Oxide* brands (the "GSK Brands II") in the United States for $45.0 million in cash, including the related contracts, trademarks and inventory.

Both the GSK Brands I and GSK Brands II are complementary to our existing OTC healthcare portfolio.

These acquisitions were accounted for in accordance with the Business Combinations topic of the ASC, which requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition.

The purchase price of the GSK Brands I and GSK Brands II was funded by cash provided by the issuance of long-term debt and additional bank borrowings, which are discussed further in Note 11. In April 2012, we received the post-closing inventory and apportionment adjustments, attributable to both GSK Brands I and GSK Brands II, which required us to pay an additional $2.8 million to GSK, and in May 2012 we received a revised post-closing inventory and apportionment adjustment, attributable to GSK Brands II, which required us to pay an additional $0.2 million, for a total of $3.0 million, to GSK.

Concurrent with the closing of the GSK Brands I transaction, we entered into a Transitional Services Agreement with GSK (the "TSA"), whereby GSK provided us with various services including: marketing, operations, finance and other services from the GSK Brands I acquisition date primarily through June 30, 2012, with additional finance support through August 31, 2012. As part of the TSA, GSK, among other things, shipped products, invoiced customers, collected from customers and paid certain vendors on our behalf. Our initial costs under the TSA were approximately $2.5 million per month for the length of the agreement and were reduced during the service period as we removed certain services and transitioned those processes to us. We incurred $6.9 million in TSA costs for the year ended March 31, 2013. Pursuant to the TSA, we received on a monthly basis the amount owed to us for revenues and expenses, net of GSK's TSA fees and inventory that GSK purchased on our behalf.

The allocation of the purchase price to assets acquired is based on a valuation which we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our allocation of the $663.0 million purchase price to the assets we acquired on the GSK Brands acquisition dates:

(In thousands)	GSK Brands I (January 31, 2012)	GSK Brands II (March 30, 2012)	Total
Inventory	$ 14,820	$ 250	$ 15,070
Prepaid expenses	3,575	—	3,575
Trade names	542,892	81,257	624,149
Goodwill	17,401	2,831	20,232
Total purchase price	$ 578,688	$ 84,338	$ 663,026

We recorded goodwill based on the amount by which the purchase price exceeded the fair value of assets acquired. The amount of goodwill deductible for tax purposes is $20.2 million.

The fair value of the trade names is comprised of $556.9 million of non-amortizable intangible assets and $67.2 million of amortizable intangible assets. We are amortizing the purchased amortizable intangible assets on a straight-line basis over an estimated weighted average useful life of 19.3 years. The weighted average remaining life for amortizable intangible assets at March 31, 2013 was 18.0 years.

The operating results of the GSK Brands I have been included in our Consolidated Financial Statements beginning February 1, 2012, while the operating results of the GSK Brands II have been included in our Consolidated Financial Statements beginning April 1, 2012. Revenues of the acquired operations for the year ended March 31, 2013 were $211.2 million and net income was $27.4 million.

Blacksmith Acquisition

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith Brands Holdings, Inc. ("Blacksmith") for $190.0 million in cash, plus a working capital adjustment of $13.4 million, and we paid an additional $1.1 million on behalf of Blacksmith for the seller's transaction costs. In 2011, we brought to arbitration a matter regarding the working capital adjustment related to Blacksmith. On July 20, 2011, we received notification from the arbitrator that we would be awarded a working capital adjustment pending final resolution and distribution from the escrow agent. In September 2011, we received $1.2 million in settlement of this matter, which reduced the amount of recorded goodwill related to Blacksmith.

As a result of this acquisition, we acquired five leading consumer OTC brands: *Efferdent, Effergrip, PediaCare, Luden's,* and *NasalCrom*. The purchase price was funded by cash provided by the issuance of long-term debt and additional bank borrowings, which are discussed further in Note 11.

The acquisition was accounted for in accordance with the Business Combinations topic of the ASC, which requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition.

The allocation of the purchase price to assets acquired and liabilities assumed is based on a valuation which we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our final allocation of the $203.4 million purchase price to the assets we acquired and liabilities assumed on the Blacksmith acquisition date:

(In thousands)	November 1, 2010
Cash acquired	$ 2,507
Accounts receivable, net	17,473
Other receivables	1,198
Income taxes receivable	5
Inventories	22,155
Prepaids and other current assets	44
Property, plant and equipment, net	226
Goodwill	42,207
Trademarks	165,346
Other long-term assets	19
Total assets acquired	251,180
Accounts payable	7,060
Accrued expenses	5,212
Income taxes payable	2,031
Deferred income taxes	33,526
Total liabilities assumed	47,829
Total purchase price	$ 203,351

We recorded goodwill based on the amount by which the purchase price exceeded the fair value of assets acquired and liabilities assumed. The amount of goodwill deductible for tax purposes is $4.6 million.

The fair value of the trademarks is comprised of $158.0 million of non-amortizable intangible assets and $7.3 million of amortizable intangible assets. We are amortizing the purchased amortizable intangible assets on a straight-line basis over an estimated weighted average useful life of 15 years. The weighted average remaining life for amortizable intangible assets at March 31, 2013 was 12.6 years.

The operating results of Blacksmith have been included in our Consolidated Financial Statements from November 1, 2010, the date of acquisition. Revenues of the acquired operations from November 1, 2010 through March 31, 2011 were $34.8 million and the net loss was $4.8 million.

The following table provides our combined unaudited pro forma revenues, income from continuing operations and income from continuing operations per basic and diluted common share as if the acquisitions of Blacksmith and the GSK Brands occurred on April 1, 2010. The pro forma results were prepared from financial information obtained from the sellers of the businesses, as well as information obtained during the due diligence processes associated with the acquisitions. The unaudited pro forma results reflect certain adjustments related to the acquisitions, such as increased depreciation and amortization expense resulting from the stepped-up basis to fair value of the assets acquired and adjustments to reflect the Company's borrowing and tax rates. This pro forma information is not necessarily indicative of either the combined results of operations that actually would have been realized by us had the acquisition of Blacksmith and the GSK Brands been consummated at the beginning of the period for which the pro forma information is presented, or of future results.

(In thousands, except per share data)	Year Ended March 31,			
	2012		2011	
	(Unaudited)			
Revenues	$	616,849	$	599,543
Income from continuing operations		69,989		34,913
Basic earnings per share:				
Income from continuing operations	$	1.39	$	0.70
Diluted earnings per share:				
Income from continuing operations	$	1.38	$	0.69

Dramamine Acquisition
On January 6, 2011, we acquired certain assets comprising the *Dramamine* brand in the United States. The purchase price was $77.1 million in cash, after a $0.1 million post-closing inventory adjustment and including transaction costs of $1.2 million incurred in the acquisition. The purchase price was funded by cash on hand.

In accounting for the acquisition of the *Dramamine* brand, we considered the Business Combinations topic of the ASC. Accordingly, as the *Dramamine* assets acquired do not constitute a business, as defined in the ASC, we have accounted for the transaction as an asset acquisition. The total consideration paid, including transaction costs, has been allocated to the tangible and intangible assets acquired based upon their relative fair values at the date of acquisition.

The allocation of the purchase price to assets acquired is based on valuations which we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our allocation of the $77.1 million purchase price to the assets we acquired comprising the *Dramamine* brand:

(In thousands)	January 6, 2011	
Inventories	$	1,249
Trademark		75,866
Total purchase price	$	77,115

The $75.9 million fair value of the acquired *Dramamine* trademark was comprised solely of non-amortizable intangible assets.

4. Divestitures

Sale of the Phazyme Brand
On October 31, 2012, we divested the *Phazyme* gas treatment brand, which was a non-core OTC brand that we acquired from GSK in January 2012. We received $21.7 million from the divestiture on October 31, 2012 and the remaining $0.6 million on January 4, 2013. The proceeds were used to repay debt. No significant gain or loss was recorded as a result of the sale.

Concurrent with the completion of the sale of the *Phazyme* brand, we entered into a Transitional Services Agreement with the buyer (the "Phazyme TSA"), whereby we agreed to provide the buyer with various services including: marketing, operations, finance and other services from the date of the acquisition primarily through January 31, 2013, with an option for additional support for the Canadian portion of that business through October 31, 2013, at the buyer's discretion. All Phazyme United States TSA services ended, as agreed, on January 31, 2013. However, the buyer elected to extend the Canadian TSA support on a month to month basis. As part of the ongoing Phazyme TSA, our Canadian distributor, among other things, will ship products, invoice customers, collect from customers and pay certain vendors on the buyer's behalf.

The following table presents the assets sold at October 31, 2012 related to the *Phazyme* brand:

(In thousands)	October 31, 2012
Components of assets sold:	
Inventory	$ 220
Prepaid expenses	100
Trade names	15,604
Goodwill	6,382

5. Accounts Receivable

Accounts receivable consist of the following:

(In thousands)	March 31, 2013	March 31, 2012
Components of Accounts Receivable		
Trade accounts receivable	$ 79,746	$ 55,721
Other receivables	615	9,368
	80,361	65,089
Less allowances for discounts, returns and uncollectible accounts	(7,308)	(4,861)
Accounts receivable, net	$ 73,053	$ 60,228

6. Inventories

Inventories consist of the following:

(In thousands)	March 31, 2013	March 31, 2012
Components of Inventories		
Packaging and raw materials	$ 1,875	$ 1,189
Finished goods	58,326	49,924
Inventories	$ 60,201	$ 51,113

Inventories are carried and depicted above at the lower of cost or market, which includes a reduction in inventory values of $1.3 million and $1.6 million at March 31, 2013 and 2012, respectively, related to obsolete and slow-moving inventory.

7. Property and Equipment

Property and equipment consist of the following:

(In thousands)	March 31,	
	2013	2012
Components of Property and Equipment		
Machinery	$ 1,580	$ 1,454
Computer equipment	6,559	2,693
Furniture and fixtures	1,510	241
Leasehold improvements	4,713	436
	14,362	4,824
Accumulated depreciation	(4,466)	(3,520)
Property and equipment, net	$ 9,896	$ 1,304

We recorded depreciation expense of $1.6 million for 2013 and $0.7 million for both 2012 and 2011. Additionally, during the year ended March 31, 2013, we wrote off leasehold improvements with a remaining net book value of less than $0.1 million due to the relocation of our corporate offices.

8. Goodwill

The following table summarizes the changes in the carrying value of goodwill by operating segment for each of 2011, 2012 and 2013:

(In thousands)	OTC Healthcare	Household Cleaning	Consolidated
Balance – March 31, 2010			
Goodwill	$ 234,270	$ 72,549	$ 306,819
Accumulated impairment losses	(130,170)	(65,160)	(195,330)
Balance – March 31, 2010	104,100	7,389	111,489
2011 additions	43,407	—	43,407
Balance – March 31, 2011			
Goodwill	277,677	72,549	350,226
Accumulated impairment losses	(130,170)	(65,160)	(195,330)
Balance – March 31, 2011	147,507	7,389	154,896
2012 additions	20,006	—	20,006
Balance – March 31, 2012			
Goodwill	296,483	72,549	369,032
Accumulated impairment losses	(130,170)	(65,160)	(195,330)
	166,313	7,389	173,702
2013 additions	226	—	226
2013 reductions	(6,382)	—	(6,382)
Balance – March 31, 2013			
Goodwill	290,327	72,549	362,876
Accumulated impairment losses	(130,170)	(65,160)	(195,330)
	$ 160,157	$ 7,389	$ 167,546

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith. In connection with this acquisition, we recorded goodwill of $42.2 million, net of the $1.2 million settlement discussed in Note 3, based on the amount by which the purchase price exceeded the fair value of net assets acquired.

As discussed in Note 3, on January 31, 2012, we completed the acquisition of the GSK Brands I for $615.0 million in cash, and on March 30, 2012, we completed the acquisition of the GSK Brands II for $45.0 million in cash, in each case subject to certain post-closing adjustments. We recorded a post-closing adjustment of $2.8 million as of March 31, 2012, to reflect adjustments to certain inventory items and other current assets acquired. In connection with these acquisitions, we recorded goodwill of $20.0 million based on the amount by which the purchase price exceeded the fair value of assets acquired.

During the three months ended June 30, 2012, we received a revised post-closing inventory and apportionment adjustment from GSK for an additional amount of $0.2 million, which resulted in an increase to our recorded goodwill balance.

As more fully disclosed in Note 4, on October 31, 2012, we sold the *Phazyme* brand for $22.3 million. As a result of the divestiture of *Phazyme*, we reduced goodwill by $6.4 million.

At March 31, 2013 and March 31, 2012, in conjunction with the annual test for goodwill impairment, there were no indicators of impairment under the analysis. Accordingly, no impairment charge was recorded in 2013 or in 2012.

The discounted cash flow methodology is a widely-accepted valuation technique utilized by market participants in the transaction evaluation process and has been applied consistently. We also considered our market capitalization at March 31, 2013, 2012 and 2011, as compared to the aggregate fair values of our reporting units, to assess the reasonableness of our estimates pursuant to the discounted cash flow methodology. Although the impairment charges in the prior years were a result of utilizing management's best estimate of fair value, the estimates and assumptions made in assessing the fair value of the our reporting units and the valuation of the underlying assets and liabilities are inherently subject to significant uncertainties. Consequently, changing rates of interest and inflation, declining sales or margins, increases in competition, changing consumer preferences, technical advances, or reductions in advertising and promotion may require additional impairments in the future. The Company has experienced revenue declines in regard to certain brands in its Household Cleaning segment during 2013, 2012 and 2011. Adverse changes in the expected operating results and/or unfavorable changes in other economic factors used to estimate fair values of these specific brands could result in a non-cash impairment charge in the future.

The aggregate fair value exceeded the carrying value by 57.6%. Two individual reporting units' fair value exceeded their carrying values by less than 10.0%. The first reporting unit's associated carrying value of goodwill and intangible assets amounted to $8.0 million at March 31, 2013. The second reporting unit's associated carrying value of goodwill and intangible assets amounted to $58.4 million at March 31, 2013. Additionally, certain brands, including certain of our household brands, have experienced recent revenue declines. While the fair value of these reporting units exceeds the carrying value by more than 10%, should such revenue declines continue, the fair value of the corresponding reporting units may no longer exceed their carrying value and we would be required to record an impairment charge.

As discussed in Note 1, in accordance with recent guidance from the FASB, an entity is permitted to first assess qualitative factors in testing goodwill for impairment prior to performing a quantitative assessment. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and became effective for the Company in fiscal year 2013. The adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

9. Intangible Assets

A reconciliation of the activity affecting intangible assets for each of 2011, 2012 and 2013 is as follows:

(In thousands)	Year Ended March 31, 2011			
	Indefinite Lived Trademarks	Finite Lived Trademarks	Non Compete Agreement	Totals
Gross Amount				
Balance – March 31, 2010 (including discontinued operations)	$ 454,571	$ 151,264	$ 158	$ 605,993
Additions	233,913	7,299	—	241,212
Disposals	—	(8,270)	—	(8,270)
Balance – March 31, 2011	$ 688,484	$ 150,293	$ 158	$ 838,935
Accumulated Amortization				
Balance – March 31, 2010	$ —	$ 46,606	$ 158	$ 46,764
Additions	—	9,210	—	9,210
Disposals	—	(3,400)	—	(3,400)
Balance – March 31, 2011	$ —	$ 52,416	$ 158	$ 52,574
Intangibles, net – March 31, 2011	$ 688,484	$ 97,877	$ —	$ 786,361

(In thousands)	Year Ended March 31, 2012			
	Indefinite Lived Trademarks	Finite Lived Trademarks	Non Compete Agreement	Totals
Gross Amount				
Balance – March 31, 2011	$ 688,484	$ 150,293	$ 158	$ 838,935
Additions	556,930	67,219	—	624,149
Balance – March 31, 2012	$ 1,245,414	$ 217,512	$ 158	$ 1,463,084
Accumulated Amortization				
Balance – March 31, 2011	$ —	$ 52,416	$ 158	$ 52,574
Additions	—	9,988	—	9,988
Balance – March 31, 2012	$ —	$ 62,404	$ 158	$ 62,562
Intangibles, net – March 31, 2012	$ 1,245,414	$ 155,108	$ —	$ 1,400,522

(In thousands)	Year Ended March 31, 2013			
	Indefinite Lived Trademarks	Finite Lived Trademarks	Non Compete Agreement	Totals
Gross Amount				
Balance – March 31, 2012	$ 1,245,414	$ 217,512	$ 158	$ 1,463,084
Reclassifications	(1,696)	1,696	—	—
Reductions	—	(16,142)	—	(16,142)
Balance – March 31, 2013	$ 1,243,718	$ 203,066	$ 158	$ 1,446,942
Accumulated Amortization				
Balance – March 31, 2012	$ —	$ 62,404	$ 158	$ 62,562
Additions	—	11,678	—	11,678
Reductions	—	(538)	—	(538)
Balance – March 31, 2013	$ —	$ 73,544	$ 158	$ 73,702
Intangibles, net – March 31, 2013	$ 1,243,718	$ 129,522	—	$ 1,373,240

As discussed in Note 3, on January 31, 2012, we completed the acquisition of the GSK Brands I for $615.0 million in cash. On March 30, 2012, we completed the acquisition of the GSK Brands II for $45.0 million in cash. In connection with these acquisitions, we allocated $624.1 million of the purchase price to intangible assets.

As discussed in Note 4, on October 31, 2012, we sold the *Phazyme* brand for $22.3 million. As a result of this divestiture, we reduced the net book value of our intangible assets by $15.6 million.

During the year ended March 31, 2013, we reclassified a portion of trademarks related to the acquired GSK Brands in the amount of $1.7 million.

On January 6, 2011, we acquired certain assets related to the *Dramamine* brand in the United States. In connection with this acquisition, we allocated $75.9 million of the purchase price to intangible assets.

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith. In connection with this acquisition, we allocated $165.3 million of the purchase price to intangible assets, which are comprised of acquired trademarks. The allocation is based on valuations performed to determine the fair value of such assets as of the acquisition date.

We completed our test for impairment of intangible assets during the fourth quarter of 2013, 2012 and 2011. For 2013, 2012 and 2011, we did not record any impairment charge, as facts and circumstances indicated that the fair values of the intangible assets for such segments exceeded their carrying values. The Company has experienced revenue declines in regard to certain brands in its Household Cleaning segment during 2013, 2012 and 2011. Adverse changes in the expected operating results and/or unfavorable changes in other economic factors used to estimate fair values of these specific brands could result in a non-cash impairment charge in the future.

The weighted average remaining life for finite-lived intangible assets at March 31, 2013 was approximately 12.0 years and the amortization expense for the year ended March 31, 2013 was $11.7 million. At March 31, 2013, finite-lived intangible assets are expected to be amortized over their estimated useful life, which ranges from a period of 3 to 30 years , and the estimated amortization expense for each of the five succeeding years and periods thereafter is as follows (in thousands):

Year Ending March 31,		
2014	$	10,210
2015		8,834
2016		8,834
2017		8,834
2018		8,834
Thereafter		83,976
	$	129,522

10. Other Accrued Liabilities

Other accrued liabilities consist of the following:

(In thousands)	March 31,	
	2013	2012
Accrued marketing costs	$ 17,187	$ 10,554
Accrued compensation costs	8,847	7,181
Accrued broker commissions	1,028	415
Income taxes payable	493	577
Accrued professional fees	1,846	3,821
Deferred rent	1,268	9
Accrued severance costs	—	461
Accrued lease termination costs	729	290
	$ 31,398	$ 23,308

11. Long-Term Debt

On March 24, 2010, Prestige Brands, Inc. ("the Borrower") issued $150.0 million of senior unsecured notes, with an interest rate of 8.25% and a maturity date of April 1, 2018 (the "2010 Senior Notes"). On November 1, 2010, the Borrower issued an additional $100.0 million of the 2010 Senior Notes. The Borrower may earlier redeem some or all of the 2010 Senior Notes at redemption prices set forth in the indenture governing the 2010 Senior Notes . The 2010 Senior Notes issued in March and November 2010 were issued at an aggregate face value of $150.0 million and $100.0 million, respectively, with a discount to the initial purchasers of $2.2 million and a premium of $0.3 million, respectively, and net proceeds to the Company of $147.8 million and $100.3 million, respectively, yielding an 8.5% effective interest rate for the 2010 Senior Notes on a combined basis. The 2010 Senior Notes are unconditionally guaranteed by Prestige Brands Holdings, Inc. and its domestic 100% owned subsidiaries, other than the Borrower. Each of these guarantees is joint and several. There are no significant restrictions on the ability of any of the guarantors to make payments to Prestige Brands, Inc., or the Company or to obtain funds from their subsidiaries.

On March 24, 2010, the Borrower also entered into a senior secured term loan facility for $150.0 million, with an interest rate at LIBOR plus 3.25% with a LIBOR floor of 1.5%, and a maturity date of March 24, 2016 (the "2010 Senior Term Loan"). The $150.0 million 2010 Senior Term Loan was entered into with a discount to lenders of $1.8 million and net proceeds to the Company of $148.2 million, yielding a 5.0% effective interest rate. On November 1, 2010, Prestige Brands Holdings, Inc., together with the Borrower and certain of our other subsidiaries, executed an Increase Joinder to our credit agreement governing the 2010 Senior Term Loan (the "Increase Joinder"), pursuant to which the Borrower entered into an incremental term loan in the amount of $115.0 million. The 2010 Senior Term Loan was scheduled to mature on March 24, 2016 and was repaid in full on January 31, 2012 with the entry into the new senior secured credit facility described below. In connection with the refinancing and the payoff of the 2010 Senior Term Loan, we recognized a $5.4 million loss on the extinguishment of debt for 2012. The 2010 Senior Term Loan was unconditionally guaranteed by Prestige Brands Holdings, Inc. and its domestic 100% owned subsidiaries, other than the Borrower.

Additionally, on March 24, 2010, the Borrower entered into a non-amortizing senior secured revolving credit facility ("2010 Revolving Credit Facility" and, together with the 2010 Senior Term Loan, the "2010 Credit Facility") in an aggregate principal amount of up to $30.0 million. On November 1, 2010, pursuant to the Increase Joinder, the amount of the 2010 Revolving Credit Facility was increased by $10.0 million, providing the Borrower with borrowing capacity under the 2010 Revolving

Credit Facility in an aggregate principal amount of up to $40.0 million. On January 31, 2012, in connection with the entry into the new senior secured credit facility as described below, the Borrower terminated the 2010 Credit Facility. There were no material early termination penalties as a result of the termination of the 2010 Credit Facility.

On January 31, 2012, the Borrower issued $250.0 million of senior unsecured notes at par value, with an interest rate of 8.125% and a maturity date of February 1, 2020 (the "2012 Senior Notes"). The Borrower may earlier redeem some or all of the 2012 Senior Notes at redemption prices set forth in the indenture governing the 2012 Senior Notes. The 2012 Senior Notes are guaranteed by Prestige Brands Holdings, Inc. and certain of its domestic 100% owned subsidiaries. Each of these guarantees is joint and several. There are no significant restrictions on the ability of any of the guarantors to obtain funds from their subsidiaries. In connection with the 2012 Senior Notes offering, we incurred $12.6 million of costs which were capitalized as deferred financing costs and are being amortized over the term of the 2012 Senior Notes.

On January 31, 2012, the Borrower also entered into a new senior secured credit facility, which consists of (i) a $660.0 million term loan facility ("2012 Term Loan") with a seven-year maturity and (ii) a $50.0 million asset-based revolving credit facility ("2012 ABL Revolver") with a five-year maturity. In September 2012, we utilized a portion of our accordion feature to increase the amount of our borrowing capacity under the 2012 ABL Revolver by $25.0 million to $75.0 million. The 2012 Term Loan was issued with an original issue discount of 1.5% of the principal amount thereof, resulting in net proceeds to Company of $650.1 million. In connection with these loan facilities, we incurred $20.6 million of costs which were capitalized as deferred financing costs and are being amortized over the terms of the facilities. The 2012 Term Loan is unconditionally guaranteed by Prestige Brands Holdings, Inc. and its domestic 100% owned subsidiaries, other than the Borrower. Each of these guarantees is joint and several. There are no significant restrictions on the ability of any of the guarantors to obtain funds from their subsidiaries.

On February 21, 2013, the Borrower entered into Amendment No. 1 (the "Amendment") to the 2012 Term Loan. The Amendment provides for the refinancing of all of the Borrower's existing Term B Loans with new Term B-1 Loans. The interest rate on the Term B-1 Loans is based, at the Borrower's option, on a LIBOR rate, plus a margin of 2.75% per annum, with a LIBOR floor of 1.00%, or an alternate base rate, plus a margin. The new Term B-1 Loans will mature on the same date as the Term B Loans original maturity date. In addition, the Amendment provides the Borrower with certain additional capacity to prepay subordinated debt, the 2012 Senior Notes and certain other unsecured indebtedness permitted to be incurred under the credit agreement. In connection with the refinancing, during the fourth quarter ended March 31, 2013, we recognized a $1.4 million loss on the extinguishment of debt.

The 2012 Term Loan, as amended, bears interest at a rate per annum equal to an applicable margin plus, at our option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Citibank, N.A., (c) the LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% and (d) a floor of 2.00% or (ii) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, provided that LIBOR shall not be lower than 1.00%. For the year ended March 31, 2013, the average interest rate on the 2012 Term Loan was 5.2%.

Under the 2012 Term Loan, we are required to make quarterly payments each equal to 0.25% of the original principal amount of the 2012 Term Loan, with the balance expected to be due on the seventh anniversary of the closing date. However, since we made a $25.0 million payment in March 2012, and additional payments totaling $190.0 million during the year ended March 31, 2013, we will not be required to make a quarterly payment until the maturity date of January 31, 2019.

Borrowings under the 2012 ABL Revolver bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Citibank, N.A., (c) the LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (ii) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under the 2012 ABL Revolver is 1.75% with respect to LIBOR borrowings and 0.75% with respect to base-rate borrowings. The applicable margin for borrowings under the 2012 ABL Revolver may be increased to 2.00% or 2.25% for LIBOR borrowings and 1.00% or 1.25% for base-rate borrowings, depending on average excess availability under the 2012 ABL Revolver during the prior fiscal quarter. In addition to paying interest on outstanding principal under the 2012 ABL Revolver, we are required to pay a commitment fee to the lenders under the 2012 ABL Revolver in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate will be reduced to 0.375% per annum at any time when the average daily unused commitments for the prior quarter is less than the percentage of total commitments set forth in the credit agreement covering the 2012 ABL Revolver. We may voluntarily repay outstanding loans under the 2012 ABL Revolver at any time without a premium or penalty. For the year ended March 31, 2013, the average interest rate on the 2012 ABL Revolver was 2.2%.

We used the net proceeds from the 2012 Senior Notes offering, together with borrowings under the 2012 Term Loan to finance the acquisition of the GSK Brands, to repay the 2010 Credit Facility, to pay fees and expenses incurred in connection with these transactions and for general corporate purposes. The acquisition of the GSK Brands is discussed in Note 3 .

In connection with the financing activities of March 2010 relating to the 2010 Senior Notes, the 2010 Senior Term Loan and the 2010 Revolving Credit Facility, we incurred $7.3 million in issuance costs, of which $6.6 million was capitalized as deferred financing costs and $0.7 million was expensed. In connection with the financing activities of November 2010 relating to the 2010 Senior Notes and the Increase Joiner, we incurred $0.6 million in issuance costs, all of which was capitalized as deferred financing costs. In connection with the financing activities of January 2012 relating to the 2012 Senior Notes, the 2012 Term Loan and the 2012 ABL Revolver, we incurred $12.6 million, $18.8 million and $1.8 million, respectively, in issuance costs, which were capitalized as deferred financing costs. The deferred financing costs are being amortized over the terms of the related loan and notes. During the three months ended December 31, 2012, we made significant payments toward our outstanding indebtedness under our 2012 Term Loan. As such, we accelerated a portion of the deferred financing costs related to the 2012 Term Loan in the amount of $5.1 million.

On March 24, 2010, we retired our then-existing senior secured term loan facility with an original maturity date of April 6, 2011. In addition, on March 24, 2010, we repaid a portion and, on April 15, 2010, redeemed in full the remaining outstanding indebtedness under our previously outstanding senior subordinated notes due in 2012, which bore interest at 9.25% with a maturity date of April 15, 2012. In connection with the refinancing, we recognized a $0.3 million loss on the extinguishment of debt for 2011.

The 2010 Senior Notes are secured on a pari passu basis with the 2012 Term Loan and are guaranteed on a senior unsecured basis. The 2012 Senior Notes are senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis. The 2010 Senior Notes are effectively junior in right of payment to all existing and future secured obligations of the Company , equal in right of payment with all existing and future senior unsecured indebtedness of the Company, and senior in right of payment to all future subordinated debt of the Company. The 2012 Senior Notes are effectively subordinated to secured obligations of the Company, including the 2012 Term Loan and the 2012 ABL Revolver and the 2010 Senior Notes, equal in right of payment to all existing and future unsecured obligations of the Company, and senior in right of payment to all existing and future subordinated obligations of the Company.

At any time prior to April 1, 2014, we may redeem the 2010 Senior Notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes redeemed, plus a "make-whole premium" calculated as set forth in the indenture governing the 2010 Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption. We may redeem the 2010 Senior Notes in whole or in part at any time on or after the 12-month period beginning April 1, 2014 at a redemption price of 104.125% of the principal amount thereof, at a redemption price of 102.063% of the principal amount thereof if the redemption occurs during the 12-month period beginning on April 1, 2015, and at a redemption price of 100% of the principal amount thereof if the redemption occurs on and after April 1, 2016, in each case, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to April 1, 2013, with the net cash proceeds from certain equity offerings, we could have redeemed up to 35% in aggregate principal amount of the 2010 Senior Notes at a redemption price of 108.250% of the principal amount of the 2010 Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to February 1, 2016, we may redeem the 2012 Senior Notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes redeemed, plus a "make-whole premium" calculated as set forth in the indenture governing the 2012 Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption. On or after February 1, 2016, we may redeem the 2012 Senior Notes in whole or in part at redemption prices set forth in the indenture governing the 2012 Senior Notes. In addition, at any time prior to February 1, 2015, we may redeem up to 35% of the aggregate principal amount of the 2012 Senior Notes at a redemption price equal to 108.125% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of certain equity offerings, provided that certain conditions are met. Subject to certain limitations, in the event of a change of control, as defined in the indenture governing the 2012 Senior Notes, Prestige Brands, Inc. will be required to make an offer to purchase the 2012 Senior Notes at a price equal to 101% of the aggregate principal amount of the 2012 Senior Notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase.

The indentures governing the 2010 Senior Notes and 2012 Senior Notes contain provisions that restrict us from undertaking specified corporate actions, such as asset dispositions, acquisitions, dividend payments, repurchases of common shares outstanding, changes of control, incurrences of indebtedness, issuance of equity, creation of liens, making of loans and transactions with affiliates. Additionally, the credit agreement with respect to the 2012 Term Loan and the 2012 ABL Revolver and the indenture governing the 2012 Senior Notes contain cross-default provisions, whereby a default pursuant to the terms and conditions of certain indebtedness will cause a default on the remaining indebtedness under the credit agreement and the indenture governing the 2012 Senior Notes. At March 31, 2013, we were in compliance with the covenants under our long-term indebtedness.

During the year ended March 31, 2013, we made principal payments of $190.0 million against the outstanding 2012 Term Loan and borrowed a net amount of $33.0 million against the 2012 ABL Revolver. The 2010 Senior Term Loan was repaid in full on January 31, 2012.

Long-term debt consists of the following, as of the dates indicated:

(In thousands, except percentages)	**March 31,**	
	2013	**2012**
2012 Senior Notes bearing interest at 8.125%, with interest only payable on February 1st and August 1st of each year. The 2012 Senior Notes mature on February 1, 2020.	$250,000	$ 250,000
2012 Term Loan bearing interest at the Company's option at either a base rate plus applicable margin with a floor of 2.00% or LIBOR with a floor of 1.00%, due on January 31, 2019.	445,000	635,000
2012 ABL Revolver bearing interest at the Company's option at either a base rate plus applicable margin or LIBOR plus applicable margin. Any unpaid balance is due on January 31, 2017.	33,000	—
2010 Senior Notes bearing interest at 8.25%, with interest only payable on April 1st and October 1st of each year. The 2010 Senior Notes mature on April 1, 2018.	250,000	250,000
	978,000	1,135,000
Current portion of long-term debt	—	—
	978,000	1,135,000
Less: unamortized discount	(7,100)	(11,092)
Long-term debt, net of unamortized discount	$ 970,900	$ 1,123,908

During the year ended March 31, 2013, we made significant payments toward our outstanding indebtedness under our 2012 Term Loan. As such, we accelerated the amortization of a portion of the debt discount related to the 2012 Term Loan in the amount of $2.6 million. Aggregate future principal payments required in accordance with the terms of the 2012 Term Loan, the 2012 ABL Revolver and the indentures governing the 2010 Senior Notes and the 2012 Senior Notes are as follows (in thousands):

Year Ending March 31,	**Amount**
2014	$ —
2015	—
2016	—
2017	33,000
2018	—
Thereafter	945,000
	$ 978,000

12. Fair Value Measurements

As we deem appropriate, we may from time to time utilize derivative financial instruments to mitigate the impact of changing interest rates associated with our long-term debt obligations or other derivative financial instruments. While we have utilized derivative financial instruments in the past, we did not have any derivative financial instruments outstanding at March 31, 2013, 2012 or 2011. We have not entered into derivative financial instruments for trading purposes; all of our derivatives were over-the-counter instruments with liquid markets.

For certain of our financial instruments, including cash, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their respective fair values due to the relatively short maturity of these amounts.

The Fair Value Measurements and Disclosures topic of the FASB ASC requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market assuming an orderly transaction between market participants. The Fair Value Measurements and Disclosures topic established market (observable inputs) as the preferred source of fair value to be followed by the Company's assumptions of fair value based on hypothetical transactions (unobservable inputs) in the absence of observable market inputs. Based upon the above, the following fair value hierarchy was created:

Level 1 - Quoted market prices for identical instruments in active markets;

Level 2 - Quoted prices for similar instruments in active markets, as well as quoted prices for identical or similar instruments in markets that are not considered active; and

Level 3 - Unobservable inputs developed by the Company using estimates and assumptions reflective of those that would be utilized by a market participant.

The market values have been determined based on market values for similar instruments adjusted for certain factors. As such, the 2012 Term Loan, the 2012 Senior Notes, the 2010 Senior Notes, and the 2012 ABL Revolver are measured in Level 2 of the above hierarchy. At March 31, 2013 and 2012, we did not have any assets or liabilities measured in Level 1 or 3. During 2013, 2012 and 2011, there were no transfers of assets or liabilities between Levels 1, 2 and 3.

At March 31, 2013 and March 31, 2012, the carrying value of our 2012 Senior Notes was $250.0 million and $250.0 million, respectively. The market value of our 2012 Senior Notes was $281.9 million and $270.6 million, respectively, at March 31, 2013 and March 31, 2012.

At March 31, 2013 and March 31, 2012, the carrying value of the 2012 Term Loan was $445.0 million and $635.0 million, respectively. The market value of the 2012 Term Loan was $451.1 million and $639.0 million at March 31, 2013 and March 31, 2012, respectively.

At March 31, 2013 and March 31, 2012, the carrying value of our 2010 Senior Notes was $250.0 million and $250.0 million, respectively. The market value of our 2010 Senior Notes was $271.9 million and $272.5 million at March 31, 2013 and March 31, 2012, respectively.

At March 31, 2013, the carrying value of the 2012 ABL Revolver of $33.0 million approximated its market value.

13. Stockholders' Equity

We are authorized to issue 250.0 million shares of common stock, $0.01 par value per share, and 5.0 million shares of preferred stock, $0.01 par value per share. The Board of Directors may direct the issuance of the undesignated preferred stock in one or more series and determine preferences, privileges and restrictions thereof.

Each share of common stock has the right to one vote on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on our common stock through March 31, 2013.

Effective February 26, 2012, our Board of Directors adopted a stockholder rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board of Directors declared a dividend distribution of one preferred share right (a "Right") for each share of common stock held of record by our stockholders as of March 8, 2012. Each Right entitles the holder to purchase one one-thousandth of a share of Series A Preferred Stock (the "Preferred Shares") at an initial exercise price of $65.00, subject to dilution adjustments for dividends payable in Preferred Shares or other such events. The Rights Plan is intended to ensure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to protect stockholders' interests in the event we are confronted with partial tender offers or other coercive or unfair takeover tactics.

The Rights become exercisable after ten days following the acquisition by an acquiring person or group of 10% or more of our outstanding common stock ("Acquisition Event"). If such acquiring person or group acquires 10% or more of the common stock, each Right (other than such acquiring person's or group's Rights, whose Rights become void upon exceeding the 10% threshold) will entitle the holder to purchase, at the exercise price, common stock having a market value equal to twice the exercise price of the Right.

The Rights Plan and the Rights will expire on the date of the 2013 Annual Stockholders' Meeting if the Rights Plan is not approved by the Company's stockholders. If approved by the stockholders, the Rights Plan and the Rights will expire on February 26, 2022, unless an Acquisition Event occurs earlier. Subject to the provisions of the Rights Plan, at the Company's option, the Rights may be redeemed by the Company at an initial cash redemption price of $0.01 per Right or may be exchanged in whole or in part for one share of the Company's common stock, or one one-thousandth of a share of Preferred Share.

During March 2012, we recorded a charge against retained earnings in the amount of $283,000 related to the fair value of the Rights as of the dividend date. For any right that expires unredeemed, the appropriate charge to retained earnings will be reversed.

During 2013, 2012 and 2011, we repurchased zero, 20,999, and 36,032 shares, respectively, of restricted common stock from current and former employees pursuant to the provisions of the various employee stock purchase agreements. The purchases were at an average price of $12.86 per share for 2012 and $9.81 per share for 2011. All of such shares have been recorded as treasury stock.

14. Earnings Per Share

Basic earnings per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted-average number of shares of common stock outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method, which includes stock options, restricted stock awards, and restricted stock units. The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share data)	Year Ended March 31,		
	2013	2012	2011
Numerator			
Income from continuing operations	$ 65,505	$ 37,212	$ 29,179
Income from discontinued operations and loss on sale of discontinued operations	—	—	41
Net income	$ 65,505	$ 37,212	$ 29,220
Denominator			
Denominator for basic earnings per share- weighted average shares	50,633	50,270	50,081
Dilutive effect of unvested restricted common stock (including restricted stock units) and options issued to employees and directors	807	478	257
Denominator for diluted earnings per share	51,440	50,748	50,338
Earnings per Common Share:			
Basic earnings per share from continuing operations	$ 1.29	$ 0.74	$ 0.58
Basic earnings per share from discontinued operations and loss on sale of discontinued operations	—	—	—
Basic net earnings per share	$ 1.29	$ 0.74	$ 0.58
Diluted earnings per share from continuing operations	$ 1.27	$ 0.73	$ 0.58
Diluted earnings per share from discontinued operations and loss on sale of discontinued operations	—	—	—
Diluted net earnings per share	$ 1.27	$ 0.73	$ 0.58

Additionally, for 2013, 2012 and 2011 there were zero, 0.4 million and 0.5 million shares attributable to outstanding stock-based awards that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

15. Share-Based Compensation

In connection with our initial public offering, the Board of Directors adopted the 2005 Long-Term Equity Incentive Plan (the "Plan") which provides for the grant, up to a maximum of 5.0 million shares of restricted stock, stock options, restricted stock units and other equity-based awards. Directors, officers and other employees of the Company and its subsidiaries, as well as others performing services for the Company, are eligible for grants under the Plan.

During 2013, pre-tax share-based compensation costs charged against income and the related income tax benefit recognized were $3.8 million and $1.2 million, respectively.

During 2012, pre-tax share-based compensation costs charged against income and the related income tax benefit recognized were $3.1 million and $1.2 million, respectively. During 2012 management determined that performance goals associated with the grants of stock to management and employees in May 2008 were met and recorded stock compensation costs, and accordingly shares were issued in accordance with the Plan in May 2011. No prior compensation costs were required to be reversed.

During 2011, pre-tax share-based compensation costs charged against income and the related income tax benefit recognized were $3.6 million and $1.4 million, respectively. During 2011 management determined that performance goals associated with the grants of stock to management and employees in May 2008 were met and recorded stock compensation costs accordingly. No prior compensation costs were required to be reversed.

Restricted Shares

Restricted shares granted to employees under the Plan generally vest in three to five years, primarily upon the attainment of certain time vesting thresholds, and may also be contingent on the attainment of certain performance goals of the Company, including revenue and earnings before income taxes, depreciation and amortization targets. The restricted share awards provide for accelerated vesting if there is a change of control, as defined in the Plan. On January 25, 2012, the Compensation Committee of our Board of Directors granted 95,000 shares of restricted stock units to certain members of executive management. The restricted stock units will vest in equal annual installments over a three year period on the anniversary date of the grants. The grant-date fair value of restricted shares is determined using the closing price of our common stock on the day of grant. On May 9, 2012, the Compensation Committee of our Board of Directors granted 111,152 shares of restricted common stock units to certain executive officers and employees under the Plan. On June 29, 2012, the Compensation Committee of our Board of Directors granted 12,652 shares of restricted common stock units to the independent members of the Board of Directors under the Plan. On August 6, 2012, the Compensation Committee of the Board of Directors granted 5,109 shares of restricted common stock units to Matthew M. Mannelly, our President and CEO, under the Plan..

The restricted common stock units granted to directors will vest in their entirety one year after the date of grant so long as the membership on the Board of Directors continues through the vesting date, with the settlement in common stock to occur on the earliest of the director's death, disability or six-month anniversary of the date on which the director's Board membership ceases for reasons other than death or disability. The restricted stock units granted to employees generally vest in their entirety on the three-year anniversary of the date of the grant. Upon vesting, the units will be settled in shares of our common stock. The fair value of the restricted stock units is determined using the closing price of our common stock on the day of grant. The weighted-average grant-date fair value during 2013, 2012 and 2011 was $13.59, $11.81 and $8.99, respectively.

A summary of the Company's restricted shares granted under the Plan is presented below:

Nonvested Shares	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2010	287.1	$ 8.86
Granted	125.0	8.99
Vested and issued	(88.2)	9.63
Forfeited	(48.5)	10.10
Vested and nonvested at March 31, 2011	275.4	8.46
Vested at March 31, 2011	29.2	6.84
Granted	217.5	11.81
Vested and issued	(103.4)	9.93
Forfeited	(26.1)	10.17
Vested and nonvested at March 31, 2012	363.4	9.92
Vested at March 31, 2012	54.0	7.40
Granted	128.9	13.59
Vested and issued	(58.7)	9.99
Forfeited	(12.3)	10.69
Vested and nonvested at March 31, 2013	421.3	11.01
Vested at March 31, 2013	70.4	8.52

Options

The Plan provides that the exercise price of options granted shall be no less than the fair market value of the Company's common stock on the date the options are granted. Options granted have a term of no greater than ten years from the date of grant and vest in accordance with a schedule determined at the time the option is granted, generally three to five years. The option awards provide for accelerated vesting in the event of a change in control, as defined in the Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model that uses the assumptions noted in the table below. Expected volatilities are based on the historical volatility of our common stock and other factors, including the historical volatilities of comparable companies. We use appropriate historical data, as well as current data, to estimate option exercise and employee termination behaviors. Employees that are expected to exhibit similar exercise or termination behaviors are grouped together for the purposes of valuation. The expected terms of the options granted are derived from our historical experience, management's estimates, and consideration of information derived from the public filings of companies similar to us, and represent the period of time that options granted are expected to be outstanding. The risk-free rate represents the yield on U.S. Treasury bonds with a maturity equal to the expected term of the granted option. On May 9, 2012, the Compensation Committee of our Board of Directors granted stock options to acquire 422,962 shares of our common stock to certain executive officers and employees under the Plan. These stock options were granted at an exercise price of $13.24 per share, which is equal to the closing price for our common stock on the day of the grant. On August 6, 2012, the Compensation Committee of the Board of Directors granted stock options to acquire 21,978 shares of our common stock to Matthew M. Mannelly. These stock options were granted at an exercise price of $15.66 per share, which is equal to the closing price for our common stock on the date of grant. The stock options will vest 33.3% per year over three years and are exercisable for up to ten years from the date of grant.

The weighted-average grant-date fair value of the options granted during 2013, 2012 and 2011 were $6.03, $5.83 and $4.91, respectively.

	Year Ended March 31,	
	2013	**2012**
Expected volatility	44.0%	53.0%
Expected dividends	—	—
Expected term in years	6.5	6.5
Risk-free rate	1.2%	2.4%

A summary of option activity under the Plan is as follows:

Options	**Shares (in thousands)**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term**	**Aggregate Intrinsic Value (in thousands)**
Outstanding at March 31, 2010	1,584.2	$ 8.50		
Granted	418.6	9.26		
Exercised	(33.8)	9.79		
Forfeited or expired	(347.5)	10.74		
Outstanding at March 31, 2011	1,621.5	8.19		
Granted	308.2	11.27		
Exercised	(86.9)	10.24		
Forfeited or expired	(97.4)	11.57		
Outstanding at March 31, 2012	1,745.4	8.44		
Granted	444.9	13.36		
Exercised	(786.5)	7.67		
Forfeited or expired	(17.4)	11.21		
Outstanding at March 31, 2013	1,386.4	10.43	7.6	$ 10,468
Exercisable at March 31, 2013	254.4	10.81	6.6	1,666

The aggregate intrinsic value of options exercised during 2013 was $3.8 million. The aggregate intrinsic value at March 31, 2013 for options granted during 2013 was $5.5 million. The weighted-average fair value per option at the grant date was $6.03 for 2013.

At March 31, 2013, there were $3.0 million of unrecognized compensation costs related to nonvested share-based compensation arrangements under the Plan, based on management's estimate of the shares that will ultimately vest. We expect to recognize such costs over a weighted-average period of 0.9 years. The total fair value of options and restricted shares vested during 2013, 2012 and 2011, was $2.5 million, $2.9 million and $2.3 million, respectively. Cash received from the exercise of stock options was $6.0 million during 2013, and we realized $11.3 million in tax benefits for the tax deductions resulting from option exercises. Cash received from the exercise of stock options was $0.6 million during 2012, and we realized $0.3 million in tax benefits for the tax deductions resulting from option exercises. Cash received from the exercise of stock options was $0.3 million during 2011, and we realized $0.2 million in tax benefits for the tax deductions from option exercises. At March 31, 2013, there were 1.9 million shares available for issuance under the Plan.

16. Income Taxes

The provision for income taxes from continuing operations consists of the following:

(In thousands)	Year Ended March 31,		
	2013	2012	2011
Current			
Federal	$ 12,520	$ 8,127	$ 8,793
State	1,972	1,396	1,496
Foreign	532	630	522
Deferred			
Federal	23,845	13,100	7,211
State	1,660	692	1,327
Total provision for income taxes from continuing operations	$ 40,529	$ 23,945	$ 19,349

The principal components of our deferred tax balances are as follows:

(In thousands)	March 31,	
	2013	2012
Deferred Tax Assets		
Allowance for doubtful accounts and sales returns	$ 2,807	$ 1,931
Inventory capitalization	1,370	1,184
Inventory reserves	525	635
Net operating loss carryforwards	411	495
State income taxes	7,364	7,103
Accrued liabilities	1,896	1,762
Stock compensation	2,367	2,536
Other	496	1
Total deferred tax assets	17,236	15,647
Deferred Tax Liabilities		
Property and equipment	(1,504)	(155)
Intangible assets	(203,671)	(177,926)
Total deferred tax liabilities	(205,175)	(178,081)
Net deferred tax liability	$ (187,939)	$ (162,434)

At March 31, 2013, a 100% owned subsidiary had a net operating loss carryforward of approximately $1.2 million, which may be used to offset future taxable income of the consolidated group and begins to expire in 2020. The net operating loss carryforward is subject to an annual limitation as to usage under Internal Revenue Code Section 382 of approximately $0.2 million.

A reconciliation of the effective tax rate compared to the statutory U.S. Federal tax rate is as follows:

(In thousands)	Year Ended March 31, 2013	%	2012	%	2011	%
Income tax provision at statutory rate	$ 37,112	35.0	$ 21,405	35.0	$ 17,008	35.0
Foreign tax (benefit) provision	—	—	191	0.3	(42)	(0.1)
State income taxes, net of federal income tax benefit	3,413	3.2	2,073	3.4	1,615	3.3
(Decrease) increase in net deferred tax liability resulting from a change in the effective state tax rate	(1,741)	(1.6)	(1,177)	(1.9)	302	0.6
Nondeductible compensation	1,684	1.6	1,305	2.1	—	—
Transaction costs	—	—	—	—	367	0.8
Other	61	—	148	0.3	124	0.3
Total provision for income taxes	40,529	38.2	23,945	39.2	19,374	39.9
Amount included in discontinued operations	—	—	—	—	25	38.2
Provision for income taxes from continuing operations	$ 40,529	38.2	$ 23,945	39.2	$ 19,349	39.9

Uncertain tax liability activity is as follows:

(In thousands)	2013	2012
Balance – beginning of year	$ 292	456
Additions based on tax positions related to the current year	831	45
Reductions based on lapse of statute of limitations	(107)	(209)
Balance – end of year	$ 1,016	$ 292

We recognize interest and penalties related to uncertain tax positions as a component of income tax expense. All of our uncertain tax liabilities, if recognized, would reduce our effective tax rate. We did not incur any material interest or penalties related to income taxes in any of the periods presented. We do not anticipate any events or circumstances that would cause a material change to these uncertainties during the ensuing year. We are subject to taxation in the United States and various state and foreign jurisdictions, and we are generally open to examination from the year ended March 31, 2010 forward.

17. Commitments and Contingencies

We are involved from time to time in routine legal matters and other claims incidental to our business. We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability and amount of potential loss. These assessments are re-evaluated at each reporting period and as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement). We believe the resolution of routine legal matters and other claims incidental to our business, taking our reserves into account, will not have a material adverse effect on our business, financial condition, or results from operations.

Lease Commitments
We have operating leases for office facilities and equipment in New York and Wyoming, which expire at various dates through 2018. Due to the recent acquisition of the GSK Brands, we required additional office space and entered into a 5.5 year lease for a new office facility in New York, which began in the third quarter of fiscal 2013. In May 2012, we also entered into a three year office lease in Rogers, Arkansas. These amounts have been included in the schedule below.

The following summarizes future minimum lease payments for our operating leases:

(In thousands)	Facilities	Equipment	Total
Year Ending March 31,			
2014	$ 1,764	$ 141	$ 1,905
2015	1,049	136	1,185
2016	994	135	1,129
2017	1,023	68	1,091
2018	1,044	—	1,044
	$ 5,874	$ 480	$ 6,354

Rent expense was $1.2 million, $0.9 million, and $0.8 million for 2013, 2012, and 2011, respectively.

Purchase Commitments
Effective November 1, 2009, we entered into a ten year supply agreement for the exclusive manufacture of a portion of one of our Household Cleaning products. Although we are committed under the supply agreement to pay the minimum amounts set forth in the table below, the total commitment is less than 10% of the estimated purchases that we expect to make during the course of the agreement.

(In thousands)	
Year Ending March 31,	
2014	1,136
2015	1,105
2016	1,074
2017	1,044
2018	1,013
Thereafter	1,542
	$ 6,914

18. Concentrations of Risk

Our sales are concentrated in the areas of OTC Healthcare and Household Cleaning products. We sell our products to mass merchandisers, food and drug stores, and dollar and club stores. During 2013, 2012 and 2011, approximately 40.5%, 51.3% and 63.3%, respectively, of our total sales were derived from our five top selling brands. One customer, Walmart, accounted for more than 10% of our gross revenues for each of the periods presented. During 2013, 2012 and 2011, Walmart accounted for approximately 15.9%, 18.9% and 20.3%, respectively, of our gross revenues. At March 31, 2013, approximately 24.5% of accounts receivable were owed by the same customer.

We manage product distribution in the continental United States through a third-party distribution center in St. Louis, Missouri. A serious disruption, such as a flood or fire, to the main distribution center could damage our inventories and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with the distribution of our products to our customers during the time that it takes us to reopen or replace our distribution center. As a result, any such disruption could have a material adverse effect on our business, sales and profitability.

At March 31, 2013, we had relationships with 66 third-party manufacturers. Of those, we had long-term contracts with 22 manufacturers that produced items that accounted for approximately 75.3% of our gross sales for 2013, compared to 20 manufactures with long-term contracts that accounted for approximately 70.6% of gross sales in 2012. The fact that we do not have long-term contracts with certain manufacturers means that they could cease manufacturing our products at any time and for any reason or initiate arbitrary and costly price increases which could have a material adverse effect on our business, financial condition, and results from operations.

19. Business Segments

Segment information has been prepared in accordance with Segment Reporting topic of the FASB ASC and includes certain information that our chief operating decision maker, the Company's Chief Executive Officer, reviews, including contribution margin, which is a non-GAAP financial measure. Contribution margin is defined as gross profit less advertising and promotional expenses. Our general and administrative expenses and other corporate-level activity is not allocated to our segments, including costs of: employee-related costs; legal; finance; information technology; corporate development; legal settlements; depreciation and amortization; and facility and insurance costs. As described in Note 2, on September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand included in our previously reported Personal Care segment to an unrelated third party. The assets sold comprised a substantial majority of the assets in our previously reported Personal Care segment. The remaining assets and revenues generated do not constitute a reportable segment under the Segment Reporting topic of the FASB ASC. Therefore, we reclassified the remaining assets and results of the Personal Care segment to the OTC Healthcare segment for all periods presented. Our current operating and reportable segments now consist of (i) OTC Healthcare and (ii) Household Cleaning.

There were no inter-segment sales or transfers during any of the periods presented. We evaluate the performance of our operating segments and allocate resources to them based primarily on contribution margin.

The table below summarizes information about our operating and reportable segments.

	Year Ended March 31, 2013		
	OTC Healthcare	Household Cleaning	Consolidated
(In thousands)			
Net sales	$ 536,247	$ 84,147	$ 620,394
Other revenues	684	2,519	3,203
Total revenues	536,931	86,666	623,597
Cost of sales	211,654	64,727	276,381
Gross profit	325,277	21,939	347,216
Advertising and promotion	84,537	6,093	90,630
Contribution margin	$ 240,740	$ 15,846	256,586
Other operating expenses			64,702
Operating income			191,884
Other expenses			85,850
Provision for income taxes			40,529
Income from continuing operations			65,505
Income from discontinued operations, net of income tax			—
Loss on sale of discontinued operations, net of income tax benefit			—
Net income			$ 65,505

(In thousands)	Year Ended March 31, 2012		
	OTC Healthcare	Household Cleaning	Consolidated
Net sales	$ 344,282	$ 93,556	$ 437,838
Other revenues	719	2,528	3,247
Total revenues	345,001	96,084	441,085
Cost of sales	143,151	70,550	213,701
Gross profit	201,850	25,534	227,384
Advertising and promotion	51,895	5,232	57,127
Contribution margin	$ 149,955	$ 20,302	170,257
Other operating expenses			67,434
Operating income			102,823
Other expenses			41,666
Provision for income taxes			23,945
Income from continuing operations			37,212
Income from discontinued operations, net of income tax			—
Loss on sale of discontinued operations, net of income tax			—
Net income			$ 37,212

(In thousands)	Year Ended March 31, 2011		
	OTC Healthcare	Household Cleaning	Consolidated
Net sales	$ 234,042	$ 99,673	$ 333,715
Other revenues	543	2,252	2,795
Total revenues	234,585	101,925	336,510
Cost of sales	97,710	67,922	165,632
Gross profit	136,875	34,003	170,878
Advertising and promotion	36,752	6,145	42,897
Contribution margin	$ 100,123	$ 27,858	127,981
Other operating expenses			51,836
Operating income			76,145
Other expenses			27,617
Provision for income taxes			19,349
Income from continuing operations			29,179
Income from discontinued operations, net of income tax			591
Loss on sale of discontinued operations, net of income tax			(550)
Net income			$ 29,220

(In thousands)	Year Ended March 31, 2013	2012	2011
Analgesics	$ 108,144	$ 18,930	$ 3,063
Cough & Cold	126,974	116,669	75,013
Gastrointestinal	97,940	29,489	4,067
Eye & Ear Care	86,380	74,363	70,724
Dermatologicals	52,401	52,592	51,398
Oral Care	49,617	46,551	26,518
Other OTC	15,475	6,407	3,802
Total OTC Healthcare Segment	536,931	345,001	234,585
Household Cleaning Segment	86,666	96,084	101,925
Consolidated Net Revenues	$ 623,597	$ 441,085	$ 336,510

During 2013, 2012 and 2011, approximately 89.9%, 90.2%, and 89.3%, respectively of our sales were made to customers in the United States. Other than the United States, no individual geographical area accounted for more than 10% of net sales in any of the periods presented. Sales to Canada accounted for 7.4%, 6.3%, and 6.5% of our total revenues for 2013, 2012, and 2011, respectively. At March 31, 2013, substantially all of our long-term assets were located in the United States of America and have been allocated to the operating segments as follows:

(In thousands)	OTC Healthcare	Household Cleaning	Consolidated
Goodwill	$ 160,157	$ 7,389	$ 167,546
Intangible assets			
Indefinite-lived	1,123,898	119,820	1,243,718
Finite-lived	101,611	27,911	129,522
	1,225,509	147,731	1,373,240
	$ 1,385,666	$ 155,120	$ 1,540,786

20. Gain on Settlement

On June 15, 2011, we received a settlement payment of $8.0 million in the resolution of pending litigation, which Prestige Brands, Inc. had initiated for legal malpractice, breach of contract and breach of fiduciary duty against a law firm and two individual lawyers who had previously provided legal representation to Prestige Brands, Inc.

Because the result of the litigation could only have resulted in a potential gain and the amount could not be determined prior to the settlement, the settlement payment was not disclosed prior to the actual receipt of the settlement. Additionally, the costs netted against the gain during the period ended June 30, 2011 were legal fees paid solely on a contingent basis and other immaterial legal fees incurred in the period ended June 30, 2011. All other costs and legal fees that were incurred prior to the period ended June 30, 2011 were immaterial and expensed as incurred.

We incurred costs of $2.9 million in pursuing this matter. Therefore, we recorded a pre-tax gain on settlement of $5.1 million, net of costs incurred, and $3.2 million after income tax effects for the fiscal year ended March 31, 2012. The $5.1 million pre-tax gain is included in other (income) expense, as this gain did not relate to our ongoing operations.

21. Unaudited Quarterly Financial Information

Unaudited quarterly financial information for 2013 and 2012 is as follows:

Year Ended March 31, 2013

	Quarterly Period Ended			
(In thousands, except for per share data)	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
Total revenues	$ 146,997	$ 161,855	$ 160,232	$ 154,513
Cost of sales (exclusive of depreciation shown below)	63,393	71,310	75,235	66,443
Gross profit	83,604	90,545	84,997	88,070
Operating expenses				
Advertising and promotion	20,325	23,508	23,538	23,259
General and administrative	16,151	12,585	11,378	11,353
Depreciation and amortization	3,295	3,296	3,359	3,285
	39,771	39,389	38,275	37,897
Operating income	43,833	51,156	46,722	50,173
Net interest expense	19,848	19,660	26,661	18,238
Gain on settlement	—	—	—	—
Loss on extinguishment of debt	—	—	—	1,443
Income before income taxes	23,985	31,496	20,061	30,492
Provision for income taxes	9,330	12,252	7,804	11,143
Net income	14,655	19,244	12,257	19,349
Earnings per share:				
Basic	$ 0.29	$ 0.38	$ 0.24	$ 0.38
Diluted	$ 0.29	$ 0.38	$ 0.24	$ 0.37
Weighted average shares outstanding:				
Basic	50,342	50,364	50,686	51,147
Diluted	51,106	51,225	51,523	51,913
Comprehensive income, net of tax:				
Currency translation adjustments	(42)	66	(1)	(114)
Total other comprehensive income (loss)	(42)	66	(1)	(114)
Comprehensive income	14,613	19,310	12,256	19,235

Year Ended March 31, 2012

(In thousands, except for per share data)	Quarterly Period Ended			
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Total revenues	$ 95,295	$ 105,544	$ 106,250	$ 133,996
Cost of sales (exclusive of depreciation shown below)	45,427	51,638	51,128	65,508
Gross profit	49,868	53,906	55,122	68,488
Operating expenses				
Advertising and promotion	10,233	13,073	15,274	18,547
General and administrative	9,850	8,861	13,655	24,334
Depreciation and amortization	2,550	2,570	2,563	3,051
	22,633	24,504	31,492	45,932
Operating income	27,235	29,402	23,630	22,556
Net interest expense	8,578	8,279	8,116	16,347
Gain on settlement	(5,063)	—	—	—
Loss on extinguishment of debt	—	—	—	5,409
Income before income taxes	23,720	21,123	15,514	800
Provision for income taxes	8,952	8,174	6,004	815
Net income (loss)	14,768	12,949	9,510	(15)
Earnings per share:				
Basic	$ 0.29	$ 0.26	$ 0.19	$ —
Diluted	$ 0.29	$ 0.26	$ 0.19	$ —
Weighted average shares outstanding:				
Basic	50,183	50,278	50,307	50,314
Diluted	50,646	50,671	50,684	50,992
Comprehensive income, net of tax:				
Currency translation adjustments	(10)	(42)	(18)	57
Total other comprehensive income (loss)	(10)	(42)	(18)	57
Comprehensive income	14,758	12,907	9,492	42

22. Condensed Consolidating Financial Statements

As described in Note 11, Prestige Brands Holdings, Inc., ("Holdings") together with certain of our 100% owned subsidiaries, have fully and unconditionally guaranteed, on a joint and several basis, the obligations of Prestige Brands, Inc. (a 100% owned subsidiary of the Company) set forth in the indenture governing the 2012 Senior Notes , including, without limitation, the obligation to pay principal and interest with respect to the indenture governing the 2012 Senior Notes. The 100% owned subsidiaries of the Company that have guaranteed the 2012 Senior Notes are as follows: Prestige Services Corp., Prestige Brands Holdings, Inc. (a Virginia corporation), Prestige Brands International, Inc., Medtech Holdings, Inc., Medtech Products Inc., The Cutex Company, The Spic and Span Company and Blacksmith Brands, Inc. (collectively, the "Subsidiary Guarantors"). A significant portion of our operating income and cash flow is generated by our subsidiaries. As a result, funds necessary to meet Prestige Brands, Inc.'s debt service obligations are provided in part by distributions or advances from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit Prestige Brands, Inc.'s ability to obtain cash from our subsidiaries for the purpose of meeting our debt service obligations, including the payment of principal and interest on the 2012 Senior Notes and the 2010 Senior Notes. Although holders of the 2012 Senior Notes and the 2010 Senior Notes will be direct creditors of the guarantors of the 2012 Senior Notes and the 2010 Senior Notes by virtue of the guarantees, we have indirect subsidiaries located primarily in the United Kingdom and in the Netherlands (collectively, the "Non-Guarantor Subsidiaries") that have not guaranteed the 2012 and the 2010 Senior Notes, and such subsidiaries will not be obligated with respect to the 2012 Senior Notes and the 2010 Senior Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of the holders of the 2012 Senior Notes and the 2010 Senior Notes.

In February 2013, we merged Prestige Personal Care Holdings, Inc., Prestige Personal Care, Inc. and The Denorex Company into Holdings. The net assets of these entities was transferred to Holdings as a carryover of approximately $17.7 million in outstanding intercompany payables and was treated as a deemed contribution.

Presented below are supplemental Condensed Consolidating Balance Sheets as of March 31, 2013 and 2012 and Condensed Consolidating Income and Comprehensive Income Statements and Condensed Consolidating Statements of Cash Flows for each year in the three year period ended March 31, 2013. Such consolidating information includes separate columns for:

a) Prestige Brands Holdings, Inc., the parent,
b) Prestige Brands, Inc., the issuer,
c) Combined Subsidiary Guarantors,
d) Combined Non-Guarantor Subsidiaries,
e) Elimination entries necessary to consolidate the Company and all of its subsidiaries.

The Condensed Consolidating Financial Statements are presented using the equity method of accounting for investments in 100% owned subsidiaries. Under the equity method, the investments in subsidiaries are recorded at cost and adjusted for our share of the subsidiaries' cumulative results of operations, capital contributions, distributions and other equity changes. The elimination entries principally eliminate investments in subsidiaries and intercompany balances and transactions. The financial information in this footnote should be read in conjunction with the Consolidated Financial Statements presented and other notes related thereto contained in this Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

Condensed Consolidating Statement of Income and Comprehensive Income
Year Ended March 31, 2013

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues						
Net sales	$ —	$ 102,706	$ 513,017	$ 4,671	$ —	$ 620,394
Other revenues	—	278	3,158	1,517	(1,750)	3,203
Total Revenues	—	102,984	516,175	6,188	(1,750)	623,597
Cost of Sales						
Cost of sales (exclusive of depreciation shown below)	—	39,333	236,795	2,003	(1,750)	276,381
Gross profit	—	63,651	279,380	4,185	—	347,216
Advertising and promotion	—	12,605	76,599	1,426	—	90,630
General and administrative	5,127	6,917	38,713	710	—	51,467
Depreciation and amortization	1,346	569	11,261	59	—	13,235
Total operating expenses	6,473	20,091	126,573	2,195	—	155,332
Operating income (loss)	(6,473)	43,560	152,807	1,990	—	191,884
Other (income) expense						
Interest income	(30,561)	(57,496)	—	(1)	88,045	(13)
Interest expense	34,671	84,420	53,374	—	(88,045)	84,420
Loss on extinguishment of debt	—	1,443	—	—	—	1,443
Equity in income of subsidiaries	(72,295)	(65,784)	(1,482)	—	139,561	—
Total other (income) expense	(68,185)	(37,417)	51,892	(1)	139,561	85,850
Income (loss) before income taxes	61,712	80,977	100,915	1,991	(139,561)	106,034
Provision (benefit) for income taxes	(3,793)	5,807	38,006	509	—	40,529
Net income (loss)	65,505	75,170	62,909	1,482	(139,561)	65,505
Comprehensive income, net of tax:						
Currency translation adjustments	(91)	—	—	(91)	91	(91)
Total other comprehensive income (loss)	(91)	—	—	(91)	91	(91)
Comprehensive income (loss)	$ 65,414	$ 75,170	$ 62,909	$ 1,391	$ (139,470)	$ 65,414

Condensed Consolidating Statement of Income and Comprehensive Income
Year Ended March 31, 2012

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues						
Net sales	$ —	$ 100,542	$ 333,407	$ 3,889	$ —	$ 437,838
Other revenues	—	229	3,212	1,475	(1,669)	3,247
Total Revenues	—	100,771	336,619	5,364	(1,669)	441,085
Cost of Sales						
Cost of sales (exclusive of depreciation)	—	36,658	177,112	1,600	(1,669)	213,701
Gross profit	—	64,113	159,507	3,764	—	227,384
Advertising and promotion	—	11,918	43,906	1,303	—	57,127
General and administrative	17,181	10,059	28,698	762	—	56,700
Depreciation and amortization	538	570	9,556	70	—	10,734
Total operating expenses (income)	17,719	22,547	82,160	2,135	—	124,561
Operating (loss) income	(17,719)	41,566	77,347	1,629	—	102,823
Other (income) expense						
Interest income	(50,357)	(44,269)	—	(221)	94,829	(18)
Interest expense	35,004	76,341	24,822	—	(94,829)	41,338
Gain on settlement	(5,063)	—	—	—	—	(5,063)
Loss on extinguishment of debt	—	5,409	—	—	—	5,409
Equity in income of subsidiaries	(35,571)	(37,192)	(1,313)	—	74,076	—
Total other (income) expense	(55,987)	289	23,509	(221)	74,076	41,666
Income (loss) from continuing operations before income taxes	38,268	41,277	53,838	1,850	(74,076)	61,157
Provision (benefit) for income taxes	1,056	1,599	20,565	725	—	23,945
Net income (loss)	37,212	39,678	33,273	1,125	(74,076)	37,212
Comprehensive income, net of tax:						
Currency translation adjustments	(13)	—	—	13	(13)	(13)
Total other comprehensive income (loss)	(13)	—	—	13	(13)	(13)
Comprehensive income (loss)	$ 37,199	$ 39,678	$ 33,273	$ 1,138	$ (74,089)	$ 37,199

Condensed Consolidating Statement of Income and Comprehensive Income
Year Ended March 31, 2011

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues						
Net sales	$ —	$ 98,988	$ 230,986	$ 3,741	$ —	$ 333,715
Other revenues	—	207	2,775	1,479	(1,666)	2,795
Total Revenues	—	99,195	233,761	5,220	(1,666)	336,510
Cost of Sales						
Cost of sales (exclusive of depreciation)	—	37,268	128,527	1,503	(1,666)	165,632
Gross profit	—	61,927	105,234	3,717	—	170,878
Advertising and promotion	—	11,642	29,762	1,493	—	42,897
General and administrative	4,003	10,883	27,190	(116)	—	41,960
Depreciation and amortization	486	577	8,745	68	—	9,876
Total operating expenses	4,489	23,102	65,697	1,445	—	94,733
Operating (loss) income	(4,489)	38,825	39,537	2,272	—	76,145
Other (income) expense						
Interest income	(51,909)	(44,453)	—	(189)	96,550	(1)
Interest expense	35,149	62,467	26,248	4	(96,550)	27,318
Loss on extinguishment of debt	—	300	—	—	—	300
Equity in income of subsidiaries	(21,842)	(8,912)	(1,928)	—	32,682	—
Total other (income) expense	(38,602)	9,402	24,320	(185)	32,682	27,617
Income (loss) from continuing operations before income taxes	34,113	29,423	15,217	2,457	(32,682)	48,528
Provision (benefit) for income taxes	4,893	8,177	5,299	980	—	19,349
Income (loss) from continuing operations	29,220	21,246	9,918	1,477	(32,682)	29,179
Discontinued operations						
Income (loss) from discontinued operations, net of income tax/(benefit)	—	—	591	—	—	591
Gain/(loss) on sale of discontinued operations, net of income tax/(benefit)	—	—	(550)	—	—	(550)
Net income (loss)	$ 29,220	$ 21,246	$ 9,959	$ 1,477	$ (32,682)	$ 29,220
Comprehensive income, net of tax:						
Currency translation adjustments	—	—	—	—	—	—
Total other comprehensive income (loss)	—	—	—	—	—	—
Comprehensive income	$ 29,220	$ 21,246	$ 9,959	$ 1,477	$ (32,682)	$ 29,220

Condensed Consolidating Balance Sheet
March 31, 2013

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets						
Cash and cash equivalents	$ 14,720	$ —	$ —	$ 950	$ —	$ 15,670
Accounts receivable, net	21	13,875	58,345	812	—	73,053
Inventories	—	11,164	48,474	563	—	60,201
Deferred income tax assets	218	855	5,276	—	—	6,349
Prepaid expenses and other current assets	4,942	93	3,609	256	—	8,900
Total current assets	19,901	25,987	115,704	2,581	—	164,173
Property and equipment, net	9,609	34	253	—	—	9,896
Goodwill	—	66,007	101,539	—	—	167,546
Intangible assets, net	—	193,396	1,179,524	320	—	1,373,240
Other long-term assets	—	24,944	—	—	—	24,944
Intercompany receivable	653,049	1,911,573	415,587	7,316	(2,987,525)	—
Investment in subsidiary	1,429,775	638,611	7,067	—	(2,075,453)	—
Total Assets	$ 2,112,334	$ 2,860,552	$ 1,819,674	$ 10,217	$ (5,062,978)	$ 1,739,799
Liabilities and Stockholders' Equity						
Current liabilities						
Accounts payable	$ 2,601	$ 10,600	$ 37,695	$ 480	$ —	$ 51,376
Accrued interest payable	—	13,894	—	—	—	13,894
Other accrued liabilities	12,694	1,684	16,107	913	—	31,398
Total current liabilities	15,295	26,178	53,802	1,393	—	96,668
Long-term debt						
Principal amount	—	978,000	—	—	—	978,000
Less unamortized discount	—	(7,100)	—	—	—	(7,100)
Long-term debt, net of unamortized discount	—	970,900	—	—	—	970,900
Deferred income tax liabilities	—	55,291	138,924	73	—	194,288
Intercompany payable	1,619,096	447,419	920,865	145	(2,987,525)	—
Total Liabilities	1,634,391	1,499,788	1,113,591	1,611	(2,987,525)	1,261,856
Stockholders' Equity						
Preferred share rights	283	—	—	—	—	283
Common Stock	513	—	—	—	—	513
Additional paid-in capital	401,691	1,280,945	624,742	1,111	(1,906,798)	401,691
Treasury stock, at cost - 181 shares	(687)	—	—	—	—	(687)
Accumulated other comprehensive loss, net of tax	(104)	—	—	(104)	104	(104)
Retained earnings (accumulated deficit)	76,247	79,819	81,341	7,599	(168,759)	76,247
Total Stockholders' Equity	477,943	1,360,764	706,083	8,606	(2,075,453)	477,943
Total Liabilities and Stockholders' Equity	$ 2,112,334	$ 2,860,552	$ 1,819,674	$ 10,217	$ (5,062,978)	$ 1,739,799

Condensed Consolidating Balance Sheet
March 31, 2012

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets						
Cash and cash equivalents	$ 18,221	$ —	$ —	$ 794	$ —	$ 19,015
Accounts receivable, net	25	13,502	45,954	747	—	60,228
Inventories	—	8,098	42,334	681	—	51,113
Deferred income tax assets	356	849	4,078	—	—	5,283
Prepaid expenses and other current assets	8,102	56	2,874	364	—	11,396
Total current assets	26,704	22,505	95,240	2,586	—	147,035
Property and equipment, net	934	22	346	2	—	1,304
Goodwill	—	66,007	107,695	—	—	173,702
Intangible assets, net	—	193,932	1,206,213	377	—	1,400,522
Other long-term assets	—	35,713	—	—	—	35,713
Intercompany receivable	683,358	1,449,005	312,581	5,935	(2,450,879)	—
Investment in subsidiary	1,354,829	1,172,601	5,583	—	(2,533,013)	—
Total Assets	$ 2,065,825	$ 2,939,785	$ 1,727,658	$ 8,900	$ (4,983,892)	$ 1,758,276
Liabilities and Stockholders' Equity						
Current liabilities						
Accounts payable	$ 4,531	$ 4,816	$ 17,008	$ 371	$ —	$ 26,726
Accrued interest payable	—	13,889	—	—	—	13,889
Other accrued liabilities	11,758	1,687	8,944	919	—	23,308
Total current liabilities	16,289	20,392	25,952	1,290	—	63,923
Long-term debt						
Principal amount	—	1,135,000	—	—	—	1,135,000
Less unamortized discount	—	(11,092)	—	—	—	(11,092)
Long-term debt, net of unamortized discount	—	1,123,908	—	—	—	1,123,908
Deferred income tax liabilities	—	50,944	116,690	83	—	167,717
Intercompany payable	1,646,808	458,993	344,766	312	(2,450,879)	—
Total Liabilities	1,663,097	1,654,237	487,408	1,685	(2,450,879)	1,355,548
Stockholders' Equity						
Preferred share rights	283	—	—	—	—	283
Common Stock	505	—	—	—	—	505
Additional paid-in capital	391,898	1,280,719	1,239,497	1,111	(2,521,327)	391,898
Treasury stock, at cost - 181 shares	(687)	—	—	—	—	(687)
Accumulated other comprehensive loss, net of tax	(13)	—	—	(13)	13	(13)
Retained earnings (accumulated deficit)	10,742	4,829	753	6,117	(11,699)	10,742
Total Stockholders' Equity	402,728	1,285,548	1,240,250	7,215	(2,533,013)	402,728
Total Liabilities and Stockholders' Equity	$ 2,065,825	$ 2,939,785	$ 1,727,658	$ 8,900	$ (4,983,892)	$ 1,758,276

Condensed Consolidating Statement of Cash Flows
Year Ended March 31, 2013

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities						
Net income (loss)	$ 65,505	$ 75,170	$ 62,909	$ 1,482	$ (139,561)	$ 65,505
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and amortization	1,346	569	11,261	59	—	13,235
Deferred income taxes	138	4,341	21,036	(10)	—	25,505
Amortization of deferred financing costs	—	9,832	—	—	—	9,832
Stock-based compensation costs	3,772	—	—	—	—	3,772
Loss on extinguishment of debt	—	1,443	—	—	—	1,443
Amortization of debt discount	—	4,632	—	—	—	4,632
Lease termination costs	975	—	—	—	—	975
Loss on disposal of equipment	82	—	21	—	—	103
Equity in income of subsidiaries	(72,295)	(65,784)	(1,482)	—	139,561	—
Changes in operating assets and liabilities						
Accounts receivable	4	(373)	(12,391)	(122)	—	(12,882)
Inventories	—	(3,066)	(6,360)	84	—	(9,342)
Prepaid expenses and other current assets	3,160	(37)	(135)	108	—	3,096
Accounts payable	(1,930)	5,784	20,687	136	—	24,677
Accrued liabilities	(39)	2	7,069	22	—	7,054
Net cash provided by (used in) operating activities	718	32,513	102,615	1,759	—	137,605
Investing Activities						
Purchases of property and equipment	(10,268)	—	—	—	—	(10,268)
Proceeds from the sale of property and equipment	—	—	15	—	—	15
Proceeds from the sale of the Phazyme brand	—	—	21,700	—	—	21,700
Acquisition of brands from GSK purchase price adjustments	—	—	(226)	—	—	(226)
Intercompany activity, net	(226)	—	226	—	—	—
Net cash provided by (used in) investing activities	(10,494)	—	21,715	—	—	11,221
Financing Activities						
Repayments of long-term debt	—	(190,000)	—	—	—	(190,000)
Repayments under revolving credit agreement	—	(15,000)	—	—	—	(15,000)
Borrowings under revolving credit agreement	—	48,000	—	—	—	48,000
Payment of deferred financing costs	—	(1,146)	—	—	—	(1,146)
Proceeds from exercise of stock options	6,029	—	—	—	—	6,029
Intercompany activity, net	246	125,633	(124,330)	(1,549)	—	—
Net cash (used in) provided by financing activities	6,275	(32,513)	(124,330)	(1,549)	—	(152,117)
Effects of exchange rate changes on cash and cash equivalents	—	—	—	(54)	—	(54)
Increase (decrease) in cash and cash equivalents	(3,501)	—	—	156	—	(3,345)
Cash - beginning of period	18,221	—	—	794	—	19,015
Cash - end of period	$ 14,720	$ —	$ —	$ 950	$ —	$ 15,670

Condensed Consolidating Statement of Cash Flows
Year Ended March 31, 2012

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities						
Net income (loss)	$ 37,212	$ 39,678	$ 33,273	$ 1,125	$ (74,076)	$ 37,212
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization	538	570	9,556	70	—	10,734
Deferred income taxes	290	3,514	10,000	(11)	—	13,793
Amortization of deferred financing costs	—	1,630	—	—	—	1,630
Stock-based compensation costs	3,078	—	—	—	—	3,078
Loss on extinguishment of debt	—	5,409	—	—	—	5,409
Amortization of debt discount	—	1,030	—	—	—	1,030
Equity in income of subsidiaries	(35,571)	(37,192)	(1,313)	—	74,076	—
Changes in operating assets and liabilities						
Accounts receivable	(12)	(3,412)	(12,367)	(63)	—	(15,854)
Inventories	—	1,459	2,252	(1)	—	3,710
Prepaid expenses and other current assets	(3,598)	(20)	968	(359)	—	(3,009)
Accounts payable	2,611	(1,598)	4,139	(25)	—	5,127
Accrued liabilities	417	2,984	856	335	—	4,592
Intercompany activity, net	—	—	—	—	—	—
Net cash provided by operating activities	4,965	14,052	47,364	1,071	—	67,452
Investing Activities						
Purchases of equipment	(367)	—	(239)	—	—	(606)
Proceeds from escrow of Blacksmith acquisition	—	—	1,200	—	—	1,200
Acquisition of GSK Brands	—	—	(662,800)	—	—	(662,800)
Intercompany activity, net	1,200	(662,800)	661,600	—	—	—
Net cash used in investing activities	833	(662,800)	(239)	—	—	(662,206)
Financing Activities						
Proceeds from issuance of 2012 Senior notes	—	250,000	—	—	—	250,000
Repayment of 2010 Senior Term Loan	—	(242,000)	—	—	—	(242,000)
Proceeds from issuance of 2012 Term Loan and 2010 Term Loan	—	650,100	—	—	—	650,100
Payment of deferred financing costs	—	(33,284)	—	—	—	(33,284)
Repayment of 2012 Term Loan	—	(25,000)	—	—	—	(25,000)
Proceeds from exercise of stock options	889	—	—	—	—	889
Shares surrendered as payment of tax withholding	(271)	—	—	—	—	(271)
Intercompany activity, net	(893)	48,932	(47,125)	(914)	—	—
Net cash (used in) provided by financing activities	(275)	648,748	(47,125)	(914)	—	600,434
Effect of exchange rate changes on cash and cash equivalents	—	—	—	1	—	1
Increase (decrease) in cash and cash equivalents	5,523	—	—	158	—	5,681
Cash - beginning of period	12,698	—	—	636	—	13,334
Cash - end of period	$ 18,221	$ —	$ —	$ 794	$ —	$ 19,015

Condensed Consolidating Statement of Cash Flows
Year Ended March 31, 2011

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities						
Net income (loss)	$ 29,220	$ 21,246	$ 9,959	$ 1,477	$ (32,682)	$ 29,220
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization	486	577	8,973	72	—	10,108
Loss on sale of discontinued operations	—	—	890	—	—	890
Deferred income taxes	1,668	1,851	5,806	(1)	—	9,324
Amortization of deferred financing costs	—	1,043	—	—	—	1,043
Stock-based compensation costs	3,575	—	—	—	—	3,575
Loss on extinguishment of debt	—	300	—	—	—	300
Amortization of debt discount	—	702	—	—	—	702
Loss on disposal of equipment	27	—	126	—	—	153
Equity in income of subsidiaries	(21,842)	(8,912)	(1,928)	—	32,682	—
Changes in operating assets and liabilities						
Accounts receivable	1,041	(1,949)	5,852	(26)	—	4,918
Inventories	—	1,852	10,648	(57)	—	12,443
Prepaid expenses and other current assets	(63)	92	97	28	—	154
Accounts payable	(605)	2,538	(212)	63	—	1,784
Accrued liabilities	4,113	9,776	(2,117)	284	—	12,056
Net cash provided by operating activities	17,620	29,116	38,094	1,840	—	86,670
Investing Activities						
Purchases of equipment	(595)	—	(56)	(4)	—	(655)
Proceeds from sale of property and equipment	12	—	—	—	—	12
Proceeds from sale of discontinued operations	—	—	4,122	—	—	4,122
Acquisition of Blacksmith, net of cash acquired	—	—	(202,044)	—	—	(202,044)
Acquisition of Dramamine	—	—	(77,115)	—	—	(77,115)
Intercompany activity, net	—	(202,044)	202,044	—	—	—
Net cash (used in) provided by investing activities	(583)	(202,044)	(73,049)	(4)	—	(275,680)
Financing Activities						
Proceed from issuance of debt	—	100,250	—	—	—	100,250
Proceeds from issuance of senior term loan	—	112,936	—	—	—	112,936
Payment of deferred financing costs	—	(830)	—	—	—	(830)
Repayment of long-term debt	—	(51,087)	—	—	—	(51,087)
Proceeds from exercise of stock options	331	—	—	—	—	331
Purchase of treasury stock	(353)	—	—	—	—	(353)
Intercompany activity, net	(44,961)	11,659	34,955	(1,653)	—	—
Net cash (used in) provided by financing activities	(44,983)	172,928	34,955	(1,653)	—	161,247
Increase (decrease) in cash	(27,946)	—	—	183	—	(27,763)
Cash - beginning of period	40,644	—	—	453	—	41,097
Cash - end of period	$ 12,698	$ —	$ —	$ 636	$ —	$ 13,334

In the first quarter of fiscal 2013, the Company determined that in prior periods it had incorrectly recorded intercompany transactions between Prestige Brands Holdings, Inc. ("the Parent") and Prestige Brands, Inc. ("the Issuer") as a component of interest expense, resulting in (i) the misclassification of amounts between interest expense, equity in income of subsidiaries, and taxes of the Parent, and (ii) a corresponding understatement of interest income, taxes and net income of the Issuer. It was further determined that certain subsidiaries of the Issuer had been fully consolidated by the Issuer in error, resulting in (i) a gross-up of the Issuer's balance sheet, statement of income and comprehensive income and statement of cash flows, and (ii) the need to revise the presentation to reflect the Issuer's interests in those subsidiaries under the equity method. Those entities had previously been incorrectly included in the Issuer column and omitted from the Guarantor column, and accordingly, this resulted in a need to revise the presentation to include the balance sheet, results of operations, and cash flows of those Issuer subsidiary entities in the Combined Subsidiary Guarantors column of the revised Condensed Consolidating Financial Statements. In addition, the Company reclassified portions of its intercompany activity between operating and financing in the statement of cash flows. The Company also determined that it had incorrectly presented certain intercompany balances between the Parent, the Issuer, the Combined Subsidiary Guarantors and Non-Guarantors resulting in revisions impacting other accrued liabilities, deferred income taxes, provision (benefit) for income taxes, intercompany receivables, intercompany payables, investment in subsidiaries and total equity balances. Additionally, certain revisions have been made to the Company's Condensed Consolidating Statement of Income and Comprehensive Income for the three months ended June 30, 2012. For the three months ended June 30, 2012, the provision for income taxes was increased approximately $4.3 million to $0.6 million for the Parent, and the benefit for income taxes was increased approximately $4.4 million to $3.0 million for the Issuer.

The Company has revised its Condensed Consolidating Financial Statements to correct the presentation of these items. There were no changes to any of the Company's Condensed Consolidated Financial Statements. The Company assessed the materiality of these items on previously issued annual and interim financial statements in accordance with SEC Staff Accounting Bulletin No. 99 and No. 108 and concluded that the revisions were not material to the consolidated financial statements. The Company has disclosed the impact of the revisions on previously reported annual period amounts and accordingly has revised the Condensed Consolidated Financial Statements for comparative periods. The impact of these revisions as of March 31, 2012 and for each of the periods ended March 31, 2012 and 2011 are shown in the following tables:

Condensed Consolidating Statement of Income and Comprehensive Income for the year ended March 31, 2012;

(In thousands)	Prestige Brands Holdings, Inc.		Prestige Brands, Inc., the issuer		Combined Subsidiary Guarantors		Combined Non-Guarantor Subsidiaries		Eliminations	
	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised
Revenue	$ —	$ —	$ 341,307	$ 100,771	$ 96,082	$ 336,619	$ 5,365	$ 5,364	$ (1,669)	$ (1,669)
Income before income taxes	38,995	38,268	76,595	41,277	(4,905)	53,838	1,656	1,850	(51,184)	(74,076)
Provision (benefit) for income taxes	1,783	1,056	23,643	1,599	(2,018)	20,565	537	725	—	—
Net income	37,212	37,212	52,952	39,678	(2,887)	33,273	1,119	1,125	(51,184)	(74,076)

Condensed Consolidating Statement of Income and Comprehensive Income for the year ended March 31, 2011;

(In thousands)	Prestige Brands Holdings, Inc.		Prestige Brands, Inc., the issuer		Combined Subsidiary Guarantors		Combined Non-Guarantor Subsidiaries		Eliminations	
	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised
Revenue	$ —	$ —	$ 230,844	$ 99,195	$ 101,925	$ 233,761	$ 5,407	$ 5,220	$ (1,666)	$ (1,666)
Income before income taxes	49,846	34,113	(6,252)	29,423	602	15,217	2,457	2,457	1,875	(32,682)
Provision (benefit) for income taxes	20,626	4,893	(2,081)	8,177	274	5,299	530	980	—	—
Net income from continuing operations	29,220	29,220	(4,143)	21,246	341	9,918	1,927	1,477	1,875	(32,682)

Condensed Consolidating Balance sheet as of March 31, 2012;

(In thousands)	Prestige Brands Holdings, Inc.		Prestige Brands, Inc., the issuer		Combined Subsidiary Guarantors		Combined Non-Guarantor Subsidiaries		Eliminations	
	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised
Total current assets	$ 26,704	$ 26,704	$ 98,887	$ 22,505	$ 19,222	$ 95,240	$ 2,222	$ 2,586	$ —	$ —
Total assets	2,200,652	2,065,825	3,236,598	2,939,785	267,407	1,727,658	10,402	8,900	(3,956,783)	(4,983,892)
Total current liabilities	16,779	16,289	49,246	20,392	(3,446)	25,952	1,344	1,290	—	—
Total liabilities	1,797,927	1,663,097	2,982,492	1,654,237	196,430	487,408	2,116	1,685	(3,623,417)	(2,450,879)
Total stockholder's equity	402,725	402,728	254,106	1,285,548	70,977	1,240,250	8,286	7,215	(333,366)	(2,533,013)

Condensed Consolidating Statement of Cash Flows for the Year Ended March 31, 2012;

(In thousands)	Prestige Brands Holdings, Inc.		Prestige Brands, Inc., the issuer		Combined Subsidiary Guarantors		Combined Non-Guarantor Subsidiaries		Eliminations	
	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised
Net cash provided by (used in) operating activities	$ 60,323	$ 4,965	$ 51,023	$ 14,052	$ (2,125)	$ 47,364	$ (230)	$ 1,071	$ (41,539)	$ —
Net cash provided by (used in) investing activities	833	833	(239)	(662,800)	—	(239)	—	—	(662,800)	—
Net cash provided by (used in) financing activities	(55,633)	(275)	(50,784)	648,748	2,125	(47,125)	387	(914)	704,339	—

Condensed Consolidating Statement of Cash Flows for the Year Ended March 31, 2011;

(In thousands)	Prestige Brands Holdings, Inc.		Prestige Brands, Inc., the issuer		Combined Subsidiary Guarantors		Combined Non-Guarantor Subsidiaries		Eliminations	
	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised	Reported	Revised
Net cash provided by (used in) operating activities	$ 36,726	$ 17,620	$ 42,853	$ 29,116	$ 3,190	$ 38,094	$ 2,026	$ 1,840	$ 1,875	$ —
Net cash provided by (used in) investing activities	(803)	(583)	(274,873)	(202,044)	—	(73,049)	(4)	(4)	—	—
Net cash provided by (used in) financing activities	(63,869)	(44,983)	232,020	172,928	(3,190)	34,955	(1,839)	(1,653)	(1,875)	—

23. Subsequent Events

On May 14, 2013, the Compensation Committee of our Board of Directors granted 113,637 shares of restricted common stock units and stock options to acquire 227,672 shares of our common stock to certain executive officers and employees under the Plan. 55,637 shares of restricted common stock units vest in their entirety on the three-year anniversary of the date of grant. 58,000 shares of restricted common stock units vest 33.3% per year over three years. Upon vesting, the units will be settled in shares of our common stock. The stock options will vest 33.3% per year over three years and are exercisable for up to ten years from the date of grant. These stock options were granted at an exercise price of $29.94 per share, which is equal to the closing price for our common stock on the day of the grant. Termination of employment prior to vesting will result in forfeiture of the restricted common stock units and the unvested stock options. Vested stock options will remain exercisable by the employee after termination, subject to the terms of the Plan.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a–15(e) of the Exchange Act as of March 31, 2013. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2013, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The report of management on our internal control over financial reporting as of March 31, 2013 and the attestation report of our independent registered public accounting firm on our internal control over financial reporting are set forth in Part II, Item 8. "Financial Statements and Supplementary Data" beginning on page 55 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes during the quarter ended March 31, 2013 in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

Part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required to be disclosed by this Item will be contained in the Company's 2013 Proxy Statement under the headings "Election of Directors," "Executive Compensation and Other Matters," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Governance of the Company", which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required to be disclosed by this Item will be contained in the Company's 2013 Proxy Statement under the headings "Executive Compensation and Other Matters" and "Governance of the Company", which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required to be disclosed by this Item will be contained in the Company's 2013 Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans", which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required to be disclosed by this Item will be contained in the Company's 2013 Proxy Statement under the headings "Certain Relationships and Related Transactions", "Election of Directors" and "Governance of the Company", which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required to be disclosed by this Item will be contained in the Company's 2013 Proxy Statement under the heading "Ratification of Appointment of the Independent Registered Public Accounting Firm", which information is incorporated herein by reference.

Part IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The financial statements and financial statement schedules listed below are set forth under Part II, Item 8 (pages 54 through 104 and page 108) of this Annual Report on Form 10-K, which are incorporated herein to this Item as if copied verbatim.

Prestige Brands Holdings, Inc.

Report of Independent Registered Public Accounting Firm,
PricewaterhouseCoopers LLP

Consolidated Statements of Income and Comprehensive Income for each of the three years in the period ended March 31, 2013

Consolidated Balance Sheets at March 31, 2013 and 2012

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income for each of the three years in the period ended March 31, 2013

Consolidated Statements of Cash Flows for each of the three years in the period ended March 31, 2013

Notes to Consolidated Financial Statements

Schedule II—Valuation and Qualifying Accounts

(a)(2) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts listed in (a)(1) above is incorporated herein by reference as if copied verbatim. Schedules other than those listed in the preceding sentence have been omitted as they are either not required, not applicable, or the information has otherwise been shown in the consolidated financial statements or notes thereto.

(b) Exhibits

See Exhibit Index immediately following the financial statements and financial statement schedules of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRESTIGE BRANDS HOLDINGS, INC.

By: /s/ RONALD M. LOMBARDI
Name: Ronald M. Lombardi
Title: Chief Financial Officer
Date: May 17, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	***Title***	***Date***
/s/ MATTHEW M. MANNELLY Matthew M. Mannelly	Director, President and Chief Executive Officer (Principal Executive Officer)	May 17, 2013
/s/ RONALD M. LOMBARDI Ronald M. Lombardi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 17, 2013
/s/ JOHN E. BYOM John E. Byom	Director	May 17, 2013
/s/ GARY E. COSTLEY Gary E. Costley	Director	May 17, 2013
/s/ CHARLES J. HINKATY Charles J. Hinkaty	Director	May 17, 2013
/s/ PATRICK M. LONERGAN Patrick M. Lonergan	Director	May 17, 2013

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)	Balance at Beginning of Year	Amounts Charged to Expense	Deductions	Other	Balance at End of Year
Year Ended March 31, 2013					
Reserves for sales returns and allowance	$ 4,257	$ 33,165	$ (30,976)	$ —	$ 6,446
Reserves for trade promotions	5,506	41,041	(38,024)	—	8,523
Reserves for consumer coupon redemptions	3,509	8,282	(7,542)	—	4,249
Allowance for doubtful accounts	604	265	(6)	—	863
Year Ended March 31, 2012					
Reserves for sales returns and allowance	6,208	23,457	(25,408)	—	4,257
Reserves for trade promotions	4,853	32,185	(31,532)	—	5,506
Reserves for consumer coupon redemptions	2,723	7,180	(6,394)	—	3,509
Allowance for doubtful accounts	444	200	(40)	—	604
Year Ended March 31, 2011					
Reserves for sales returns and allowance	6,221	17,316	(17,746)	417 (2)	6,208
Reserves for trade promotions	2,051	23,906 (1)	(23,350)	2,246 (2)	4,853
Reserves for consumer coupon redemptions	263	3,932 (1)	(3,090)	1,618 (2)	2,723
Allowance for doubtful accounts	273	180	(16)	7 (2)	444

(1) We increased our reserves for Trade Promotion and Consumer Coupon Redemption by $3.0 million and $2.0 million, respectively, in an effort to gain market share for the *PediaCare* brand.

(2) Reflect the applicable amounts acquired from the purchase of Blacksmith on November 1, 2010.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of September 14, 2010, by and among Prestige Brands Holdings, Inc., Blacksmith Brands Holdings, Inc. and the Stockholders of Blacksmith Brands Holdings, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on September 20, 2010).+
2.2	Asset Purchase Agreement, dated as of December 15, 2010, by and between McNeil-PPC, Inc. and Prestige Brands Holdings, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 17, 2010).+
2.3	Business Sale and Purchase Agreement, dated December 20, 2011, between GlaxoSmithKline LLC, GlaxoSmithKline plc and certain of its affiliates and Prestige Brands Holdings, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 27, 2011).+†
2.4	Business Sale and Purchase Agreement, dated December 20, 2011 between GlaxoSmithKline LC, GlaxoSmithKline Consumer Healthcare L.P., GlaxoSmithKline plc and Prestige Brands Holdings, Inc. (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the SEC on December 20, 2011).+†
3.1	Amended and Restated Certificate of Incorporation of Prestige Brands Holdings, Inc. (filed as Exhibit 3.1 to the Company's Form S-1/A filed with the SEC on February 8, 2005).+
3.2	Amended and Restated Bylaws of Prestige Brands Holdings, Inc., as amended (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009).+
3.3	Certificate of Designations of Series A Preferred Stock of Prestige Brands Holdings, Inc., as filed with the Secretary of State of the State of Delaware on February 27, 2012 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 28, 2012).+
4.1	Form of stock certificate for common stock (filed as Exhibit 4.1 to the Company's Form S-1/A filed with the SEC on January 26, 2005).+
4.2	Indenture, dated as of March 24, 2010, by and among Prestige Brands, Inc., each Guarantor listed on the signature pages thereto, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the SEC on June 11, 2010).+
4.3	First Supplemental Indenture dated as of November 1, 2010, by and among Prestige Brands, Inc., the Guarantors listed on the signature pages thereto and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on February 9, 2011).+
4.4	Form of 8¼% Senior Note due 2018 (contained in Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on June 11, 2010).+
4.5	Indenture, dated as of January 31, 2012, among Prestige Brands, Inc., as issuer, the Company and certain subsidiaries, as guarantors, and U.S. Bank National Association, as Trustee with respect to 8.125% Senior Notes Due 2020 (filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012). +
4.6	Form of 8.125% Senior Note due 2020 (contained in Exhibit 4.5 to the Company's Annual Report on Form 10-K filed May 18, 2012).+
4.7	Rights Agreement, dated as of February 27, 2012, between Prestige Brands Holdings, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 28, 2012).+
10.1	Note Purchase Agreement entered into on January 24, 2012 with respect to the sale by Prestige Brands, Inc., as issuer, of $250.0 million in aggregate principal amount of 8.125% Senior Notes due 2020 (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012).+
10.2	Registration Rights Agreement, dated as of January 31, 2012, among Prestige Brands, Inc., the Company, and certain subsidiaries of the Company, as guarantors, and Morgan Stanley & Co., LLC, Citigroup Global Markets Inc., RBC Capital Markets, LLC and Deutsche Bank Securities Inc. (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012).+

10.3	$660,000,000 Term Loan Credit Agreement, dated as of January 31, 2012, among Prestige Brands Inc., the Company, and certain subsidiaries of the Company as guarantors, Citibank, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc. and RBC Capital Markets (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012).+
10.4	Term Loan Security Agreement, dated as of January 31, 2012, among Prestige Brands Inc., the Company and certain subsidiaries of the Company as guarantors, Citibank N.A. and U.S. Bank National Association, as Trustee (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012).+
10.5	$50,000,000 ABL Credit Agreement, dated as of January 31, 2012, Among Prestige Brands, Inc., the Company, certain subsidiaries of the Company as guarantors, Citibank, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc. and RBC Capital Markets filed (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012.).+
10.6	Incremental Amendment, dated as of September 12, 2012, to the ABL Credit Agreement dated as of January 31, 2012 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2012).+
10.7	Amendment No. 1, dated as of February 21, 2013, to the Term Loan Credit Agreement, dated as of January 31, 2013, among Prestige Brands Holdings, Inc., Prestige Brands, Inc., the other Guarantors from time to time party thereto, the lenders from time to time party thereto and Citibank, N.A. as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 25, 2013).+
10.8	Registration Rights Agreement, dated as of November 1, 2010, by and among Prestige Brands, Inc., each Guarantor listed on the signature pages thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated (formerly known as Banc of America Securities LLC) and Deutsche Bank Securities Inc. (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on February 9, 2011).+
10.9	Agreement of Lease between RA 660 White Plains Road LLC and Prestige Brands, Inc. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2012).+
10.10	Executive Employment Agreement, dated as of September 2, 2009, by and between Prestige Brands Holdings, Inc. and Matthew M. Mannelly (filed as Exhibit 10.1 to the Company's Quarterly Report on Form10-Q filed with the SEC on November 6, 2009).+@
10.11	Executive Employment Agreement, dated as of August 21, 2006, between Prestige Brands Holdings, Inc. and Jean A. Boyko (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2006).+@
10.12	Executive Employment Agreement, dated as of October 1, 2007, between Prestige Brands Holdings, Inc. and John Parkinson (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on February 8, 2008).+@
10.13	Executive Employment Agreement, dated as of April 19, 2010, between Prestige Brands Holdings, Inc. and Timothy Connors (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K filed with the SEC on June 11, 2010).+@
10.14	Executive Employment Agreement, dated as of December 6, 2010, between Prestige Brands Holdings, Inc. and Ronald M. Lombardi (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on February 9, 2011).+@
10.15	Executive Employment Agreement, dated as of March 4, 2011, between Prestige Brands Holdings, Inc. and Paul Hennessey (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K filed with the SEC on May 13, 2011).+@
10.16	Executive Employment Agreement, dated as of February 29, 2012, by and between Prestige Brands Holdings, Inc. and Samuel C. Cowley (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012).+@
10.17	Prestige Brands Holdings, Inc. 2005 Long-Term Equity Incentive Plan (filed as Exhibit 10.38 to the Company's Form S-1/A filed with the SEC on January 26, 2005).+#
10.18	Form of Restricted Stock Grant Agreement (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2005).+#
10.19	Form of Nonqualified Stock Option Agreement (filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K filed with the SEC on June 14, 2007).+#
10.20	Form of Award Agreement for Restricted Stock Units (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K filed with the SEC on June 15, 2009).+#

10.21	Form of Director Indemnification Agreement. *@
10.22	Form of Officer Indemnification Agreement.*@
10.23	Supply Agreement, dated May 15, 2008, by and between Fitzpatrick Bros., Inc. and The Spic and Span Company (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2008).+†
10.24	First Amendment to Supply Agreement, dated as of March 1, 2011, between Fitzpatrick Bros., Inc. and The Spic and Span Company (filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K filed with the SEC on May 13, 2011).+†
10.25	Transitional Manufacturing and Supply Agreement, dated January 31, 2012 between Medtech Products Inc. and GlaxoSmithKline Consumer Healthcare L.P. (filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K filed with the SEC on May 18, 2012).+†
10.26	Prestige Brands Holdings, Inc. Summary of Director Compensation Program (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2012). +#
10.27	Supply Agreement, dated as of July 1, 2012, among Medtech Products Inc. and Pharmacare Limited T/A Aspen Pharmacare.*
10.28	Supply Agreement, dated as of November 16, 2012, among Medtech Products Inc. and BestSweet Inc.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of PricewaterhouseCoopers LLP.*
31.1	Certification of Principal Executive Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Principal Financial Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.
†	Certain confidential portions have been omitted pursuant to a confidential treatment request separately filed with the SEC.
+	Incorporated herein by reference.
@	Represents a management contract.
#	Represents a compensatory plan.



Corporate Information

DIRECTORS

Matthew M. Mannelly
President and
Chief Executive Officer

John E. Byom
Chief Executive Officer
Classic Provisions, Inc.

Gary E. Costley, Ph.D.
Chairman and Chief Executive Officer
International MultiFoods (Retired)

Charles J. Hinkaty
Former President and Chief Executive Officer
Del Laboratories, Inc.

Patrick M. Lonergan
Co-Founder and President
Numark Laboratories, Inc.

OFFICERS

Matthew M. Mannelly
President and
Chief Executive Officer

Ronald M. Lombardi
Chief Financial Officer

Timothy J. Connors
Executive Vice President–
Sales and Marketing

Samuel C. Cowley
General Counsel,
Vice President–
Business Development, and Secretary

Jean Boyko, Ph.D.
Senior Vice President–
Science and Technology

Paul A. Hennessey
Vice President–Operations

John Parkinson
Senior Vice President–International

Paul T. Migaki
Vice President–Strategic Planning/Canada/Household

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

Registered stockholders with questions regarding stock holdings, certificate replacement/transfer and address change should contact our Transfer Agent:
Computershare, Ltd.
250 Royall Street
Canton, MA 02021
Telephone: (781) 575-3400

INDEPENDENT AUDITOR

PricewaterhouseCoopers LLP
201 South Main Street, Suite 900
Salt Lake City, UT 84111

CORPORATE COUNSEL

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

COMMON STOCK LISTING

PBH LISTED NYSE New York Stock Exchange
(Symbol–PBH)

NEW YORK STOCK EXCHANGE SPECIALIST

Barclays Capital, Inc.
14 Wall Street
New York, NY 10005

CERTIFICATION REQUIREMENTS

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, which has been filed with the Securities and Exchange Commission. We have also filed with the New York Stock Exchange the most recent Annual Chief Executive Officer Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

INVESTOR INQUIRIES

Attn: Investor Relations
Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, NY 10591
Telephone: (914) 524-6800
www.prestigebrands.com



Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, NY 10591
(914) 524-6800

www.prestigebrands.com

PRESTIGE BRANDS HOLDINGS, INC.
660 White Plains Road
Tarrytown, New York 10591
Telephone: (800) 831-7105

June 25, 2013

Dear Stockholder:

You are cordially invited to attend our 2013 Annual Meeting of Stockholders, which will be held on Friday, July 29, 2013, at 10:00 a.m. (Eastern Daylight Time), at the Company's offices, 660 White Plains Road, Tarrytown, New York 10591. This letter accompanies a copy of our Annual Report for the fiscal year ended March 31, 2013; Notice of Annual Meeting of Stockholders; Proxy Statement; and proxy card. These materials provide further information concerning the Annual Meeting.

At this year's Annual Meeting, the agenda includes the following four proposals:

(i) the election of the five directors nominated by the Board of Directors and named in our Proxy Statement;

(ii) the ratification of the appointment of our independent registered public accounting firm for fiscal 2014;

(iii) the approval of an amendment to our 2005 Long-Term Equity Incentive Plan so that bonus and equity awards made under the plan can satisfy the requirements of "performance based" compensation within the meaning of Section 162(m) of the tax code; and

(iv) a non-binding resolution to approve the compensation of our named executive officers as disclosed in our Proxy Statement.

The Company's Board of Directors recommends that you vote FOR the proposals set forth above.

Members of the Board of Directors, our executive officers and representatives from our independent registered public accounting firm will be present at the Annual Meeting to answer any appropriate questions you may have.

It is important that your shares be represented and voted at the Annual Meeting, regardless of the number of shares you own. Accordingly, even if you plan to attend the Annual Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope, or vote by telephone or the Internet according to the instructions on your proxy card. If you do attend the Annual Meeting, you may withdraw your proxy should you wish to vote in person.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Matthew M. Mannelly

Matthew M. Mannelly
President and Chief Executive Officer

Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, New York 10591
Telephone: (800) 831-7105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
July 29, 2013
10:00 a.m. Eastern Daylight Time

The 2013 Annual Meeting of Stockholders of Prestige Brands Holdings, Inc. will be held on Monday, July 29, 2013, at 10:00 a.m. (Eastern Daylight Time), at the Company's offices, 660 White Plains Road, Tarrytown, New York 10591. The Annual Meeting is being held for the following purposes:

1. To elect the five directors nominated by the Board of Directors and named in the accompanying Proxy Statement to serve until the 2014 Annual Meeting of Stockholders or until their earlier death, removal or resignation;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Prestige Brands Holdings, Inc. for the fiscal year ending March 31, 2014;

3. To approve an amendment to our 2005 Long-Term Equity Incentive Plan so that bonus and equity awards made under the plan can satisfy the requirements of "performance based" compensation within the meaning of Section 162(m) of the tax code;

4. To vote on a non-binding resolution to approve the compensation of our named executive officers as disclosed in our Proxy Statement; and

5. To conduct other business as may properly be brought before the Annual Meeting or any adjournment or postponement thereof, including proposals to adjourn or postpone the meeting.

Only stockholders of record at the close of business on June 10, 2013 will be entitled to vote at the Annual Meeting.

Accompanying this Notice of Annual Meeting of Stockholders is a Proxy Statement, related proxy card with a postage paid return envelope, and our Annual Report for our fiscal year ended March 31, 2013. The Annual Report contains financial and other information that is not incorporated into the Proxy Statement and is not deemed to be a part of the proxy soliciting material.

By Order of the Board of Directors

Samuel C. Cowley
General Counsel, Vice President, Business Development and Secretary

June 25, 2013

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE PROMPTLY COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD OR VOTE BY TELEPHONE OR THE INTERNET. A SELF-ADDRESSED POSTAGE PAID RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY BY FOLLOWING THE INSTRUCTIONS ON PAGE 4 OF THE PROXY STATEMENT. If you own shares in a brokerage account, your broker cannot vote your shares for proposals regarding the election of our directors, the amendment to our incentive plan or approval of the compensation of our named executive officers unless you provide voting instructions to your broker. Therefore, it is very important that you exercise your right as a stockholder and vote on all proposals.

ANNUAL MEETING OF STOCKHOLDERS
OF
PRESTIGE BRANDS HOLDINGS, INC.

PROXY STATEMENT

TABLE OF CONTENTS

ANNUAL MEETING OF STOCKHOLDERS
OF
PRESTIGE BRANDS HOLDINGS, INC.

660 White Plains Road
Tarrytown, New York 10591
Telephone: (800) 831-7105

PROXY STATEMENT

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON JULY 29, 2013: THIS PROXY STATEMENT, THE PROXY CARD AND THE 2013 ANNUAL REPORT TO STOCKHOLDERS ARE AVAILABLE AT THE INVESTORS TAB OF WWW.PRESTIGEBRANDS.COM, OUR INTERNET WEBSITE.

YOU CAN SUBMIT A REQUEST FOR A COPY OF THE PROXY STATEMENT, ANNUAL REPORT AND FORM OF PROXY FOR ANY FUTURE STOCKHOLDER MEETINGS (INCLUDING THE MEETING OF STOCKHOLDERS TO BE HELD ON JULY 29, 2013) TO 1-800-831-7105, PROXY@PRESTIGEBRANDS.COM OR THE CONTACT US TAB AT WWW.PRESTIGEBRANDS.COM. YOU CAN ALSO CONTACT US AT THE PHONE NUMBER, E-MAIL ADDRESS AND WEBSITE SET FORTH ABOVE TO REQUEST DIRECTIONS TO THE LOCATION OF THE ANNUAL MEETING OF STOCKHOLDERS SO THAT YOU MAY ATTEND THE MEETING AND VOTE IN PERSON.

GENERAL INFORMATION

What is this document?

This document is the Proxy Statement of Prestige Brands Holdings, Inc. for the 2013 Annual Meeting of Stockholders to be held at 10:00 a.m., Eastern Daylight Time, on Monday, July 29, 2013 at the Company's offices, 660 White Plains Road, Tarrytown, New York 10591. A proxy card is included. This Proxy Statement and the proxy card are first being mailed or given to stockholders on or about June 25, 2013.

We have tried to make this document simple and easy to understand. The Securities and Exchange Commission ("SEC") encourages companies to use "plain English" and we will always try to communicate with you clearly and effectively. We refer to Prestige Brands Holdings, Inc. throughout this document as "we" or "us" or the "Company." In addition, throughout this document, "2014" refers to our fiscal year ending March 31, 2014, "2013" refers to our fiscal year ended March 31, 2013, "2012" refers to our fiscal year ended March 31, 2012 and "2011" refers to our fiscal year ended March 31, 2011.

Why am I receiving this document?

You are receiving this document because you were one of our stockholders at the close of business on June 10, 2013, the record date for our 2013 Annual Meeting. We are furnishing this Proxy Statement and the enclosed proxy card to you to solicit your proxy (*i.e.*, your permission) to vote your stock in connection with certain matters at the Annual Meeting.

If your shares are held by a bank or brokerage firm, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in "street name," your bank or brokerage firm forwarded these proxy materials, along with a voting instruction card, to you.

What is a proxy?

It is your legal designation of another person, called a "proxy," to vote the stock you own. The document that designates someone as your proxy is also called a proxy or a proxy card.

Giving us your proxy means that you authorize the proxy holders identified on the enclosed proxy card — Ronald M. Lombardi and Samuel C. Cowley — to vote your shares at the Annual Meeting in the manner you direct.

Who is soliciting my vote?

In this Proxy Statement, the Board of Directors (the "Board" or "your Board") is soliciting your vote for matters being submitted for stockholder approval at the Annual Meeting.

Will anyone be compensated to solicit my vote?

The cost of proxy solicitation, including the cost of preparing, assembling, printing, mailing and distributing these proxy materials, will be paid by the Company. Our directors, officers and employees will not receive additional compensation for their proxy solicitation efforts, but they may be reimbursed for out-of-pocket expenses in connection with any solicitation. We also may reimburse custodians, nominees and fiduciaries for their expenses in sending proxies and proxy material to beneficial owners of our stock.

Who may attend the Annual Meeting?

Only stockholders, their proxy holders and our invited guests may attend the Annual Meeting. For security reasons, we may require photo identification for admission. If your shares are held in "street name" by a broker, bank or other nominee, please bring a copy of the account statement reflecting your ownership of our common stock as of June 10, 2013, so that we may verify your stockholder status.

What if I have a disability?

If you are disabled and would like to participate in the Annual Meeting, we can provide reasonable assistance. Please send any request for assistance to Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591, Attention: Secretary, at least two weeks before the meeting.

What is Prestige Brands Holdings and where is it located?

Prestige Brands Holdings, Inc. is a holding company incorporated under the laws of the State of Delaware that, through its wholly-owned subsidiaries, markets and distributes well-recognized, brand name over-the-counter healthcare and household cleaning products throughout the U.S. and Canada, and in certain international markets. Core brands include Chloraseptic®, Clear Eyes®, Compound W®, The Doctor's®, NightGuard®, Little Remedies®, PediaCare®, Efferdent®, Luden's®, Dramamine®, BC®, Goody's®, Beano®, and Debrox®, as well as Gaviscon® in Canada. Our principle executive offices are located at 660 White Plains Road, Tarrytown, New York 10591. Our telephone number is (800) 831-7105.

Where is our common stock traded?

Our common stock is traded and quoted on the New York Stock Exchange ("NYSE") under the symbol "PBH."

VOTING MATTERS

What am I voting on?

You will be voting on the following:

- the election of the five directors nominated by the Board of Directors and named as nominees in this Proxy Statement;
- the ratification of the appointment of our independent registered public accounting firm for 2014;
- the approval of an amendment to our incentive plan so that bonus and equity awards made under the plan can satisfy the requirements of "performance based" compensation within the meaning of Section162(m) of the tax code; and
- a non-binding resolution approving the compensation of our named executive officers as disclosed in this Proxy Statement.

What are the Board's recommendations on the proposals?

The Board unanimously recommends that you vote your shares as follows:

- **FOR** the election of the following five individuals nominated by the Board for election as directors: Matthew M. Mannelly, Gary E. Costley, John E. Byom, Charles J. Hinkaty and Carl J. Johnson;
- **FOR** the ratification of the appointment of our independent registered public accounting firm for 2014;
- **FOR** the approval of the amendment to our long-term equity incentive plan; and
- **FOR** the approval of the compensation of our named executive officers as disclosed in this Proxy Statement.

Who is entitled to vote?

You may vote if you owned shares of our common stock at the close of business on June 10, 2013. Each share of common stock is entitled to one vote. As of June 10, 2013, there were 51,161,384 shares of our common stock outstanding. A list of our stockholders will be open to the examination of any stockholder, for any purpose relevant to the meeting, at our headquarters for a period of 10 days prior to the Annual Meeting and at the Annual Meeting.

May other matters be raised at the Annual Meeting?

We currently are not aware of any business to be acted upon at the Annual Meeting other than the matters described above. Under federal securities laws, Delaware law and our governing documents, no other business aside from procedural matters may be raised at the Annual Meeting unless proper notice has been given to the Company by the stockholders. If other business is properly raised and you have returned a signed proxy card with or without voting instructions or have voted by telephone or the Internet, your proxies have authority to vote as they think best, including to adjourn the meeting.

How will the meeting be conducted?

The Chairman of the meeting has broad authority to conduct the Annual Meeting so that the business of the meeting is carried out in an orderly and timely manner. In doing so, he has broad discretion to establish reasonable rules for discussion, comments and questions during the meeting. The Chairman of the meeting is also entitled to rely upon applicable law regarding disruptions or disorderly conduct to ensure that the Annual Meeting proceeds in a manner that is fair to all participants.

How do I vote?

If you own shares registered directly with the Company's transfer agent, you may vote by telephone, by the Internet, or by signing and returning the enclosed proxy card. For more information about how to vote, please see the instructions on your proxy card.

If your shares are held in "street name," your bank or brokerage firm forwarded these proxy materials, as well as a voting instruction card, to you. Please follow the instructions on the voting instruction card to vote your shares.

In addition to voting by proxy, you may vote in person at the Annual Meeting. Beneficial owners who hold shares in "street name" and who wish to vote in person at the Annual Meeting must bring a power of attorney or legal proxy from their bank, broker or other nominee. However, in order to assist us in tabulating votes at the Annual Meeting, we encourage you to vote by proxy even if you plan to be present at the Annual Meeting. Even if you vote prior to the Annual Meeting, stockholders are entitled to attend the Annual Meeting. Please see "Who may attend the Annual Meeting?" above for instructions on attending the Annual Meeting.

What materials are available on the Internet?

This Proxy Statement, our Annual Report on Form 10-K, our 2013 Annual Report to Stockholders and other financial documents are available free of charge at the Investors tab on our corporate website at www.prestigebrands.com. The Proxy Statement and our Annual Report on Form 10-K also are available free of charge on the SEC's website at www.sec.gov.

How will my proxy be voted?

If you are a registered stockholder, the individuals named on the proxy card will vote your shares in the manner you indicate on your proxy card. You may vote for all, some or none of the director nominees. You may also abstain from voting. If your proxy card is signed and returned but does not contain specific voting instructions, your proxy will be voted "FOR" the election of the directors named as nominees in this Proxy Statement, "FOR" the ratification of the appointment of our independent registered public accounting firm for 2014, "FOR" approval of the amendment to our long-term equity incentive plan, and "FOR" the approval of the compensation of our named executive officers as disclosed in this Proxy Statement. If any other matters are properly presented at the Annual Meeting for consideration, the persons named as proxies on the enclosed proxy card will vote as recommended by your Board or, if no recommendation is given, in their own discretion.

If your shares are held in "street name," you have the right to direct your bank or brokerage firm how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares with respect to "routine" items, but it will not be permitted to vote your shares with respect to "non-routine" items. In the case of a non-routine item, your shares will be considered "broker non-votes" on that proposal.

Can I change my vote or revoke my proxy after I vote?

Yes. If you are a registered stockholder, to change your vote or revoke your proxy you must:

- cast a new vote by telephone or the Internet prior to 11:59 p.m., Eastern Daylight Time, on July 28, 2013 or sign another proxy card with a later date and return it before the Annual Meeting;

- provide our Secretary with a written notice of revocation dated later than the date of the latest proxy submitted at or before the Annual Meeting; or

- attend the Annual Meeting and vote in person. Note that attendance at the Annual Meeting will not revoke a proxy if you do not actually vote at the Annual Meeting. "Street Name" stockholders should refer to the instructions above under "How do I vote?" to vote at the Annual Meeting.

If you hold your shares in "street name," the above options for changing your vote or revoking your instructions (other than attending the Annual Meeting and voting in person) do not apply, and you must follow the instructions received from your bank or broker to change your vote or revoke your proxy.

What if I receive more than one copy of these proxy materials?

The receipt of multiple copies of these proxy materials means that you have more than one account with brokers or our transfer agent. Please vote all of your shares. We also recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare, Ltd., 250 Royall Street, Canton, MA 02021, and they may be reached at (781) 575-3400. In addition, any stockholders who share an address and are receiving multiple copies of our proxy material can request delivery of a single copy of our proxy materials by sending a written request addressed to Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591, Attention: Secretary.

How many shares must be present to hold the Annual Meeting?

A quorum must be present at the Annual Meeting for any business to be conducted. A quorum exists when the holders of a majority of the 51,161,384 shares of our common stock outstanding on June 10, 2013 and entitled to vote at the Annual Meeting are present in person or by proxy at the meeting. The shares represented by withhold votes, abstentions and "broker non-votes" regarding proposals in the Proxy Statement will be considered present for quorum purposes.

How many votes are required to approve each proposal in the Proxy Statement?

- **Election of Directors**

  The affirmative vote of a plurality of the votes cast in person or by proxy is necessary for the election of directors. This means that the five director nominees receiving the greatest number of "For" votes will be elected. You may vote in favor of all nominees, withhold your vote as to all nominees or withhold your vote as to specific nominees. If you withhold your vote as to all or specific nominees, your shares will not be voted with respect to the nominee or nominees indicated.

- **Ratification of Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm**

  The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal. Abstentions will be counted against this matter.

- **Approval of Amendment to our Long-Term Equity Incentive Plan**

  The approval of an amendment to our long-term equity incentive plan requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal. Abstentions will be counted against this matter.

- **Approval of Compensation of our Named Executive Officers**

  The approval of the non-binding resolution to approve the compensation of our named executive officers requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal. Abstentions will be counted against this matter. If the proposal is not approved by the required majority vote, the Board of Directors and the Compensation Committee will take into account the result of the vote when determining future executive compensation arrangements, particularly if the votes cast against the resolution exceed the number of votes cast in favor of the resolution.

What is the effect of not voting?

If you are a stockholder of record and submit a signed proxy without specifying a choice on any given matter to be considered at the Annual Meeting, the proxy holders will vote your shares according to the Board's recommendation on each matter. If you are a stockholder of record and you do not sign and return a proxy card or vote by telephone or Internet, your shares will not count toward the quorum requirement or towards any proposal at the Annual Meeting.

If you hold shares in "street name", then, under NYSE rules and Delaware law:

- **Election of Directors**

  With respect to the election of directors, your broker is not entitled to vote your shares on this matter if your broker does not receive instructions from you. A broker non-vote is not considered a vote cast and, therefore, it will have no effect on the election of directors.

- **Ratification of Appointment of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm**

  With respect to ratification of the appointment of our independent registered accounting firm, your broker is entitled to vote your shares on this matter if no instructions are received from you, so there will be no broker non-votes on this proposal.

- **Approval of Amendment to our Long-Term Equity Incentive Plan**

  With respect to approval of an amendment to our long-term equity incentive plan, your broker is not entitled to vote your shares on this matter if your broker does not receive instructions from you. Broker non-votes will be counted neither for nor against this matter.

- **Approval of Compensation of our Named Executive Officers**

  With respect to the advisory vote on the compensation of our named executive officers, your broker is not entitled to vote your shares on this matter if your broker does not receive instructions from you. Broker non-votes will be counted neither for nor against this matter.

How many votes do I have and can I cumulate my votes?

You have one vote for every share of our common stock that you own. Cumulative voting is not allowed.

In order to support your Board, please sign, date and mail the enclosed proxy card to vote FOR the election of the five director nominees nominated by your Board, FOR the ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, FOR approval of the amendment to our long-term equity incentive plan, and FOR the approval of the compensation of our named executive officers. You may also vote over the Internet using the Internet address on the proxy card or by telephone using the toll-free number on the proxy card. If your shares are held in "street name", you should follow the instructions on your voting instruction card and provide specific instructions to your broker to vote as described above.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

What is the structure of the Board of Directors?

The number of directors on the Board of Directors is fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Currently, the Board of Directors is comprised of five directors. All current members of the Board of Directors, except for Mr. Patrick M. Lonergan, are standing for re-election to hold office until the next Annual Meeting of Stockholders. Mr. Carl J. Johnson has been nominated by the Board to fill the vacancy that will be created by Mr. Lonergan's retirement at the Annual Meeting.

How are nominees evaluated; what are the minimum qualifications?

We believe that our directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the interests of the stockholders. They must also have an inquisitive and objective perspective, practical wisdom, mature judgment and demonstrated leadership skills. We also endeavor to have a Board of Directors representing a range of experiences in areas that are relevant to the Company's business activities.

Below we identify and describe the key experience, qualifications and skills our directors bring to the Board that are important in light of the Company's business and structure. The directors' experiences, qualifications and skills that the Nominating and Corporate Governance Committee considered in their nominations are included in their individual biographies.

- *Leadership Experience.* We believe that directors with experience in significant leadership positions over an extended period, especially chief executive officer positions, provide the Company with valuable insights and strategic thinking. These people generally possess extraordinary leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management and the methods to drive change and growth.

- *Finance Experience.* We believe that an understanding of finance and the financial reporting process is important for our directors. We measure our operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and robust auditing are critical to our success and developing stockholders' confidence in our reporting processes under the Sarbanes-Oxley Act of 2002. We expect all of our directors to be financially literate.

- *Consumer Products Experience.* We seek to have directors with experience as executives managing consumer product businesses.

- *Marketing Experience.* The Company seeks to grow organically by identifying and developing opportunities for expanding distribution of its existing product offerings while also developing and launching new products to sell into the market. Therefore, marketing expertise is important to us.

Who are the nominees this year?

The nominees for the Board of Directors consist of five nominees, four of whom serve on our current Board of Directors. Mr. Patrick M. Lonergan, who has served as a member of our Board of Directors since 2005, is retiring at age 78. Mr. Carl J. Johnson has been nominated by the Board to fill the vacancy created by Mr. Lonergan's retirement. Mr. Johnson was recommended by the Nominating and Corporate Governance Committee after having been recommended by a non-management director. If elected, each nominee would hold office until the 2014 Annual Meeting of Stockholders and until his respective successor is elected and qualified or until his earlier death, removal or resignation. These nominees, their ages at the date of this Proxy Statement and the year in which they first became directors are set forth in the table below. The Board of Directors has affirmatively determined that each of these nominees, other than Mr. Mannelly, is independent from the Company and its management.

Name	Age	Director Since
Matthew M. Mannelly	55	September 2009
Gary E. Costley	69	November 2004
John E. Byom	59	January 2006
Charles J. Hinkaty	63	May 2010
Carl J. Johnson	64	-

If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have voted "Withhold" with respect to the original nominee.

What are the backgrounds and qualifications of the Company's nominees?

Matthew M. Mannelly*, Director, President and Chief Executive Officer,* has served as President and Chief Executive Officer and as a director of the Company since September 2009. Prior to joining the Company, he served as the President and Chief Executive Officer of Cannondale Bicycle Corporation from 2005 to 2008 and as President from 2003 to 2004. From 2002 to 2003, Mr. Mannelly served as President of the Americas for Paxar Corporation. From 2000 to 2002, he served as Chief Marketing Officer for the United States Olympic Committee. From 1993 to 2000, Mr. Mannelly held positions with increasing responsibility at Nike, Inc., where he was Global Director of Retail Development from 1996 to 2000, Category Business Director for the Tennis Division from 1994 to 1996, and General Manager of Sport Specialties from 1993 to 1994. Mr. Mannelly received a B.S. in Economics from Boston College and an M.B.A. in Marketing from the University of North Carolina at Chapel Hill.

Director Qualifications:

- Leadership Experience – Served as President and Chief Executive Officer of Cannondale Bicycle Corporation; served as President of the Americas for Paxar Corporation; held various leadership positions at Nike, Inc.

- Financial Experience – Served as President and Chief Executive Officer of Cannondale Bicycle Corporation; served as President of the Americas for Paxar Corporation, where he was responsible for profit and loss management

- Marketing Experience – Served as Chief Marketing Officer for United States Olympic Committee; Director of Marketing for Gatorade®; received an M.B.A. in Marketing; recipient of 2008 Academy of Marketing Science Distinguished Marketer of the Year

- Consumer Products Experience – Has extensive experience in packaged goods, sports, fitness, and apparel for world class consumer brand names including Cannondale, Nike®, Quaker Oats® and Gatorade®

Gary E. Costley, Ph.D.*, Lead Director*, has served as a director since November 2004 and lead director since September 2009. Dr. Costley serves as managing partner at C&G Capital and Management, a private investment company, which he joined in July 2004. He previously served from 2001 to June 2004 as Chairman and Chief Executive Officer of International Multifoods Corporation and from 1997 to 2001 as its Chairman, President and Chief Executive Officer. From 1995 to 1996, Dr. Costley served as Dean of the Graduate School of Marketing at Wake Forest University. Prior to that time, Dr. Costley spent 24 years with the Kellogg Company, where he held various positions of increasing responsibility, including his most recent role as President of Kellogg North America. Dr. Costley earned a B.S. in Animal Science and both an M.S. and Ph.D. in Nutrition from Oregon State University. Dr. Costley is currently a director of Principal Financial Group Inc., Tiffany & Co. and Covance Inc. Dr. Costley has also served on the boards of Pharmacopeia Inc. and Accelrys, Inc.

Director Qualifications:

- Leadership Experience - Managing partner of C&G Capital and Management; served as Chief Executive Officer of International Multifoods Corporation; former President of Kellogg North America

- Financial Experience - Managing partner of C&G Capital and Management; served as Chief Executive Officer of International Multifoods Corporation; former President of Kellogg North America

- Marketing Experience – Served as Dean of the Graduate School of Marketing at Wake Forest University

- Consumer Products Experience – Served as Chief Executive Officer of International Multifoods Corporation; former President of Kellogg North America

***John E. Byom**, Director,* has served as director since January 2006. Mr. Byom is currently Chief Executive Officer of Classic Provisions Inc., a specialty foods distribution company, which he joined in October 2007. Mr. Byom was previously the Chief Financial Officer of International Multifoods Corporation. He left International Multifoods Corporation in March 2005 after 26 years, including four years as Vice President Finance and Chief Financial Officer from March 2000 to June 2004. Subsequent to the sale of International Multifoods Corporation to The J.M. Smucker Company in June 2004, Mr. Byom was President of Multifoods Foodservice and Bakery Products. Prior to his time as Chief Financial Officer, Mr. Byom was President of U.S. Manufacturing from July 1999 to March 2000, and Vice President Finance and IT for the North American Foods Division from 1993 to 1999. Prior to 1993, he held various positions in finance and was an internal auditor for International Multifoods Corporation from 1979 to 1981. Mr. Byom earned his B.A. in Accounting from Luther College. Mr. Byom is currently a director of MGP Ingredients Inc.

Director Qualifications:

- Leadership Experience – Chief Executive Officer of Classic Provisions Inc.; served as President of Multifoods Foodservice and Bakery Products and U.S. Manufacturing for International Multifoods Corporation

- Financial Experience – Served as Chief Financial Officer of International Multifoods Corporation; held several leadership positions in finance; served as internal auditor for International Multifoods Corporation

- Consumer Products Experience – Chief Executive Officer of Classic Provisions Inc.; served as Chief Financial Officer of International Multifoods Corporation; served as President of Multifoods Foodservice and Bakery Products and U.S. Manufacturing for International Multifoods Corporation

***Charles J. Hinkaty**, Director*, has served as a director since May 2010. Mr. Hinkaty was the President and Chief Executive Officer of Del Laboratories, Inc. from August 2005 through his retirement in January 2008. Prior to that, Mr. Hinkaty was the Chief Operating Officer of Del Laboratories, Inc. from January 2005 to August 2005, and Vice President of Del Laboratories, Inc. and President of its subsidiary, Del Pharmaceuticals, Inc., from 1985 to January 2005. Prior to joining Del, Mr. Hinkaty held positions of increasing responsibility at Bristol Myers Squibb, Inc. and Procter & Gamble, Inc. Mr. Hinkaty earned a B.S. and M.S. in Mathematics from Polytechnic Institute of New York University and presently serves as Trustee of New York University. Mr. Hinkaty is currently a director of Cache Incorporated, Renfro, Inc. and W.F. Young, Inc. Mr. Hinkaty served as a director of Del Laboratories, Inc. from 1986 to 2008 and also previously served as a director of FGX International, Inc., Sterling Infosystems, Inc., Lornamead Ltd., and Physicians Formula Holdings, Inc. He also led the Consumer Healthcare Products Association as its Chairman from 1999 to 2001.

Director Qualifications:

- Leadership Experience/Financial Experience/ Consumer Products Experience – Served as President, Chief Executive Officer and Chief Operating Officer of Del Laboratories, Inc.

- Marketing Experience – Served as President, Chief Executive Officer and Chief Operating Officer of Del Laboratories, Inc.; twelve years of marketing experience at Bristol Myers Squibb Company in which he served in positions of increasing responsibility, including Director of Marketing and Director of Strategic Planning and Business Development.

Carl J. Johnson, served as President and Chief Executive Officer and as a member of the Board of Directors of Matrixx Initiatives, Inc., a marketer of over-the-counter ("OTC") healthcare products, from July 2001 until his retirement in October 2008, and again as a member of the Board of Directors of Matrixx Initiatives from February 2011 to June 2013. Previously, from 1993 to 2001, Mr. Johnson was Vice President, Commercial Development with Perrigo Company, a leading manufacturer of OTC pharmaceutical and nutritional products for the store brand market. In that capacity, he was responsible for the procurement of new products and technologies and contract manufacturing services with emphasis on Abbreviated New Drug Applications (ANDA) products. Mr. Johnson worked at Johnson & Johnson from 1973 to 1989, where he held a number of high-level marketing and sales positions, including responsibility for the national launch of the Acuvue® disposable contact lens product. Mr. Johnson provided marketing leadership for a special team tasked to re-engineer Johnson & Johnson's Consumer Sector sales, administrative and operational functions. He also held the position of Director of Marketing for Johnson & Johnson Baby Products Company. Prior to joining Johnson & Johnson, he was an Account Executive at Compton Advertising servicing Procter & Gamble business. Mr. Johnson earned a Masters of Business Administration — Marketing from the Fairleigh Dickinson University and a Bachelors of Science in Economics from Wagner College. Mr. Johnson was a member of the Board of Directors of Scolr Pharma, Inc. from 2010 to 2013 and Chairman from 2011 to 2013. Mr. Johnson has previously served on the Boards of Generic Pharmaceutical Association & the Consumer Healthcare Products Association.

Director Qualifications:

- Leadership Experience – Served as Chief Executive Officer of Matrixx Initiatives

- Consumer Products and Marketing Experience – Served as Chief Executive Officer of Matrixx Initiatives; Vice President, Commercial Development of Perrigo Company; and various marketing and sales positions with Johnson & Johnson

How are the Company's directors compensated?

Annually, the Compensation Committee reviews and recommends to the Board of Directors any changes in compensation for directors. Unless changed, each of our directors other than Mr. Mannelly receives the following cash and equity compensation for his services as a director:

- a one-time grant of our common stock equal to $20,000, awarded on the date of the first Annual Meeting of Stockholders after appointment;

- an annual grant of restricted stock units valued at $60,000, awarded on the date of each Annual Meeting of Stockholders, which restricted stock units vest one year after the date of grant so long as membership on the Board of Directors continues through the vesting date, with settlement in common stock to occur on the earliest of the director's death, disability or the six month anniversary of the date on which the director's Board membership ceases for reasons other than death or disability;

- a $30,000 annual retainer fee paid in equal quarterly installments; and

- attendance fees for meetings in accordance with the following table:

Meeting	Fee
Board of Directors (in person)	$2,000
Committee (in person)	$1,000
Board of Directors or Committee (by telephone)	$750

The Chairman of each of our standing committees and our Lead Director receive the additional fees set forth in the following table for their services in their respective capacities:

Position	Annual Fee
Chairman of the Audit Committee	$10,000
Chairman of the Compensation Committee	$6,500
Chairman of the Nominating and Corporate Governance Committee	$6,500
Lead Director	$45,000

Our directors are also reimbursed for out-of-pocket expenses incurred in connection with Board of Directors and/or Committee participation.

Please see the Director Compensation table later in this Proxy Statement for information regarding the compensation paid to our directors during 2013.

Are there any family relationships between the Company's directors and executive officers?

There are no family relationships between or among any of our directors and executive officers.

How many votes are needed to elect directors?

The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting of Stockholders is necessary for the election of directors. This means that the five director nominees with the most "For" votes will be elected. You may vote in favor of all nominees, withhold your vote as to all nominees or withhold your vote as to specific nominees.

What does the Board of Directors recommend?

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED ABOVE.

GOVERNANCE OF THE COMPANY

What is Corporate Governance and how does the Company implement it?

Corporate governance is a set of rules established by the Company to ensure that our directors, executive officers and employees conduct the Company's business in a legal, impartial and ethical manner. Your Board has a strong commitment to sound and effective corporate governance practices. The Company's management and the Board have reviewed and continue to monitor our corporate governance practices in light of Delaware law, U.S. federal securities laws, the listing requirements of the NYSE and other best practices.

What documents establish and implement the Company's Corporate Governance practices?

The Code of Conduct Policy, the Code of Ethics for Senior Financial Employees (which is applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions), the Policy and Procedures for Complaints Regarding Accounting, Internal Controls and Auditing Matters, the Corporate Governance Guidelines, the Related Persons Transaction Policy, the Stock Ownership Guidelines, the Clawback Policy and the Charters of our Audit, Compensation and Nominating and Corporate Governance Committees were adopted by the Company for the purpose of transparency in our governance practices, as well as promoting honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company, and compliance with all applicable rules and regulations that apply to the Company and its officers, employees and directors.

The documents described above may be accessed at the Investors tab of www.prestigebrands.com, our Internet website. In addition, you may request, without charge, a copy of the foregoing documents by submitting a written request for any of such materials to: Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591, Attention: Secretary.

Are the Company's directors and executive officers required to own a minimum amount of the Company's common stock?

The Board of Directors has adopted Stock Ownership Guidelines for the Board of Directors and executive officers of the Company in order to align their interests with the Company's stockholders. Each person subject to the Stock Ownership Guidelines is expected to be fully compliant by the later of the fifth anniversary of the event requiring compliance or February 5, 2013, which was the fifth anniversary of the date of adoption of the Stock Ownership Guidelines by the Board of Directors. The following equity interests are included for purposes of determining compliance with the Stock Ownership Guidelines:

- Shares of the Company purchased on the open market or in privately negotiated transactions
- Shares of the Company acquired by inheritance or gift
- Shares of the Company held by immediate family members
- Vested Founder Shares
- Shares of the Company held in trust for the benefit of the director or executive officer or the director's or executive officer's immediate family members
- Vested Restricted Stock and Restricted Stock Units of the Company
- Vested Performance Share Units
- Vested "in-the-money" stock options

The following equity interests are not included for purposes of determining compliance with the Stock Ownership Guidelines:

- Unvested Founder shares
- Unvested Restricted Stock and Restricted Stock Units
- Unvested stock options
- Vested but not "in-the-money" stock options

The Stock Ownership Guidelines are summarized as follows:

Office	Value of Stockholdings Required to be Owned
Non-Employee Director	5X Annual Cash Retainer (exclusive of meeting fees and expense payments)
Chief Executive Officer	4X Annual Salary (exclusive of annual bonus)
Chief Financial Officer, Chief Marketing Officer and General Counsel	3X Annual Salary (exclusive of annual bonus)
Remaining senior executive officers	2X Annual Salary (exclusive of annual bonus)

Does the Company have a policy regarding the recovery of incentive-based compensation paid to executive officers if the Company restates its financial statements?

Yes. On May 10, 2011, the Board of Directors formalized the Company's previously unwritten clawback policy by adopting a written Clawback Policy, which is available at the Investors tab on the Company's corporate website at www.prestigebrands.com. Pursuant to the Clawback Policy, in the event that the Company is required to restate its financial statements due to material non-compliance with any financial reporting requirement under the U.S. federal securities laws, the Company shall, subject to the terms of the Clawback Policy, seek to recover from senior management any incentive-based compensation granted on or after May 10, 2011 that was paid to or received by, or is to be paid to, senior management for the three years immediately preceding the period for which the Company is required to restate its financial statements, insofar as such incentive compensation is a result of errors within the financial statements that are required to be restated. The amount of the incentive-based compensation that the Company shall seek to recover shall be the difference between the amount of the incentive-based compensation received by senior management based on the erroneous financial statements and the amount of incentive-based compensation that would have been paid to senior management based on the financial statements as restated. Notwithstanding the foregoing, the Company is not obligated to pursue any recovery contemplated above if the Board of Directors determines that the recovery amount is de minimis to the Company or the expected cost of recovery will exceed the amount to be recovered.

How often did the Board of Directors meet in 2013?

The Board of Directors held 11 meetings during 2013. Each director is expected to attend each meeting of the Board of Directors and those Committees on which he serves. Each of our directors attended 75% or more of the total number of meetings of the Board of Directors and those Committees on which he served during the last fiscal year. The Board of Directors expects that its members will attend the 2013 Annual Meeting of Stockholders. All of our directors attended the 2012 Annual Meeting of Stockholders.

Does the Company have a Chairman of the Board?

No. The Board of Directors has not appointed anyone to serve as the Chairman of the Board. However, the Board of Directors has appointed Dr. Costley as Lead Director. The Board of Directors has considered how to structure its leadership and determined that appointing Dr. Costley as its independent and non-executive Lead Director optimizes the effectiveness of the Board of Directors and the implementation of the Company's corporate governance policies through independent leadership. We also believe that the current structure of the Board of Directors allows the independent directors to effectively oversee Company management and key issues related to strategy, risk and integrity.

What are the responsibilities of the Lead Director?

The Lead Director acts in a leadership capacity with respect to the Board of Directors and consults with the Chief Executive Officer of the Company between meetings of the Board of Directors. The Lead Director presides over non-management and executive sessions of the Board of Directors.

What Committees have been established by the Board of Directors?

The Board of Directors currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. As required by the NYSE, all members of the Audit, Compensation and Nominating and Corporate Governance Committees are independent directors. The following table sets forth the current membership of the Company's standing committees:

Committee	Membership
Audit Committee	John E. Byom (Chairman) Gary E. Costley Charles J. Hinkaty Patrick M. Lonergan/Carl J. Johnson*
Compensation Committee	Charles J. Hinkaty (Chairman) John E. Byom Gary E. Costley Patrick M. Lonergan/Carl J. Johnson*
Nominating and Corporate Governance Committee	Patrick M. Lonergan (Chairman)/Carl J. Johnson* John E. Byom Gary E. Costley Charles J. Hinkaty

* Note that Mr. Lonergan has served in these capacities through 2013 and will serve until his retirement at the Annual Meeting. Carl J. Johnson has been nominated to serve in these capacities following Mr. Lonergan's retirement.

Who are the Company's independent directors?

In accordance with the NYSE's listing requirements, the Board of Directors has evaluated each of its members' independence from the Company and its management. In its review of each director's independence, the Board of Directors reviewed whether any transactions or relationships exist currently, or existed during the past three years, between each director and the Company and its subsidiaries, affiliates, equity investors or independent auditors. The Board of Directors also examined whether there were any transactions or relationships between each director and members of the senior management of the Company or their affiliates. Based on the review of the Board of Directors and the NYSE's definition of "independence," the Board of Directors has determined that a majority of the Board of Directors is "independent." The independent directors currently are Messrs. Byom, Costley, Hinkaty and Lonergan. Carl J. Johnson will also be an independent director upon his election to the Board. The Board of Directors has also determined that each of the members of our Audit Committee is "independent" for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that Mr. Byom is an "audit committee financial expert" as that term is defined by SEC regulations.

Does the Board of Directors evaluate itself and its committees?

Yes. Every year, the Board of Directors and its Committees complete a self-evaluation of their performance and engage in discussion regarding the results. In the event the Board of Directors or its Committees determine that modifications to their practices are required, they expect to promptly institute the required changes to the Company's corporate governance practices and the documents through which such practices are effectuated.

What role does the Board play in the oversight of risk management?

The Board implements its risk oversight function both as a whole and through its Committees. Throughout the year, the Board and the Committees to which it has delegated responsibility conduct risk assessments and discuss identified risks and how to eliminate or mitigate such risks.

Management communicates routinely with the Board and its Committees, including through the Lead Director and in executive session, on significant risks and how they are being managed, and directors are free to communicate directly with senior management. In addition, the Board is routinely informed of developments at the Company that could affect the Company's risk profile and business in general.

The Audit Committee has primary responsibility for overseeing the Company's risk management. It oversees risks related to the Company's financial statements, the financial reporting process, accounting and legal matters. The Audit Committee also oversees the internal audit function and the Company's ethics and compliance program. The Compensation Committee evaluates the risks associated with the Company's compensation philosophy and programs. The Nominating and Corporate Governance Committee oversees risks associated with its areas of responsibility, including, along with the Audit Committee, the Company's Code of Conduct and Code of Ethics.

How can I communicate with the Board of Directors?

Stockholders and other interested parties may send communications to the Board of Directors or any Committee thereof or any individual director by writing to the Board of Directors, such Committee or such individual director at Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591, Attention: Secretary. The Secretary will distribute all stockholder and other interested party communications to the intended recipients and/or to the entire Board of Directors, as appropriate.

In addition, stockholders and other interested parties may also contact the Lead Director or the non-management directors as a group by writing to the Lead Director at Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591, Attention: Secretary. The Secretary will forward all stockholder and other interested party communications to the Lead Director, who will review and distribute, if addressed to the non-management directors, all stockholder and other interested party communications to the non-management directors as a group.

What are the Company's Complaint Procedures?

Complaints and concerns about accounting, internal accounting controls or auditing or related matters pertaining to the Company may be submitted by writing to the Chairman of the Audit Committee at Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591. Complaints may be submitted on a confidential and anonymous basis by sending them in a sealed envelope marked "Confidential." Alternatively, complaints and concerns about accounting, internal accounting controls or auditing or related matters pertaining to the Company may be submitted by our employees confidentially and anonymously by contacting the Company's TeleSentry Hotline. TeleSentry is an independent third party that the Company has retained to receive anonymous complaints from the Company's employees. TeleSentry may be reached by telephone at (888) 883-1499 or by mail at P.O. Box 161, Westport, CT 06881. TeleSentry may also be contacted by e-mail at resp@telesentry.org.

What are the responsibilities of the Audit Committee?

The Audit Committee is responsible for, among other things:

(1) the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing and issuing an audit report on our annual financial statements;

(2) reviewing the independence of the independent registered public accounting firm and taking, or recommending that the Board of Directors take, appropriate action to oversee their independence;

(3) approving, in advance, all audit and non-audit services to be performed by the independent registered public accounting firm;

(4) overseeing our accounting and financial reporting processes and the audits of our financial statements;

(5) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

(6) engaging independent counsel and other advisers as the Audit Committee deems necessary;

(7) determining compensation of the independent registered public accounting firm, compensation of advisors hired by the Audit Committee and ordinary administrative expenses;

(8) reviewing and assessing the adequacy of the Audit Committee's formal written charter on an annual basis;

(9) reviewing policies for risk assessment and risk management and management's monitoring and controlling of risk exposure, including the structure and sufficiency of the Company's risk control organization, any significant changes to corporate risk control policies and significant risk control issues; and

(10) handling such other matters as are specifically delegated to the Audit Committee by the Board of Directors from time to time.

The Board of Directors adopted a written charter for our Audit Committee, which is available at the Investors tab on our website at www.prestigebrands.com and is also available in print to any stockholder or other interested party who makes such a request in writing to the Company's Secretary. PricewaterhouseCoopers LLP currently serves as our independent registered public accounting firm. The Audit Committee met four times during 2013.

What are the responsibilities of the Compensation Committee?

The Compensation Committee is responsible for, among other things:

(1) determining, or recommending to the Board of Directors for determination, the compensation and benefits of all of our executive officers and non-employee directors;

(2) reviewing our compensation and benefit plans to ensure that they meet corporate objectives, as well as evaluating the risk associated with the compensation and benefit plans;

(3) administering our stock plans and other incentive compensation plans; and

(4) handling such other matters as are specifically delegated to the Compensation Committee by the Board of Directors from time to time.

The Board of Directors adopted a written charter for our Compensation Committee, which is available at the Investors tab on our website at www.prestigebrands.com and is also available in print to any stockholder or other interested party who makes such a request in writing to the Company's Secretary. Pursuant to the charter, the

Compensation Committee may delegate its authority and duties to one or more subcommittees, individual members of the Compensation Committee, other members of the Board or management, as it deems appropriate, in accordance with applicable laws and regulations. In addition, the Compensation Committee may, in its sole discretion and at the Company's expense, retain and terminate such independent consultants or experts as it deems necessary or appropriate in the performance of its duties. In 2013, the Compensation Committee retained Compensation Advisory Partners LLC (CAP) to conduct an analysis of the Company's compensation package for the Chief Executive Officer, the other executive officers of the Company and the independent directors.

The Compensation Committee evaluated the independence of CAP in light of new SEC rules and NYSE listing standards, which require consideration of the following factors: (i) whether any other services are provided to the Company by the consultant; (ii) the fees paid by the Company as a percentage of the consulting firm's total revenue; (iii) the policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (iv) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation Committee; (v) any company stock owned by the individual consultants involved in the engagement; and (vi) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Compensation Committee discussed these considerations and concluded that the engagement of CAP and the services provided to the Compensation Committee by CAP did not raise any conflict of interest.

The Compensation Committee met five times during 2013.

What are the responsibilities of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee is responsible for, among other things:

(1) selecting, or recommending to the Board of Directors for selection, nominees for election to the Board of Directors;

(2) making recommendations to the Board of Directors regarding the size and composition of the Board of Directors and its Committees and retirement procedures affecting members of the Board of Directors;

(3) monitoring our performance in meeting our obligations under our principles of corporate governance;

(4) monitoring risks related to its areas of responsibility, including, along with the Audit Committee, the Company's Code of Conduct and Code of Ethics; and

(5) handling such other matters as are specifically delegated to the Nominating and Corporate Governance Committee by the Board of Directors from time to time.

The Board of Directors adopted a written charter for our Nominating and Corporate Governance Committee, which is available at the Investors tab on our website at www.prestigebrands.com and is also available in print to any stockholder or other interested party who makes such a request in writing to the Company's Secretary. The Nominating and Corporate Governance Committee met three times during 2013.

The Nominating and Corporate Governance Committee will consider as potential director nominees any individuals properly recommended by stockholders. Recommendations concerning individuals proposed for consideration by the Nominating and Corporate Governance Committee should be addressed to Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591, Attention: Secretary. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected. Stockholders who themselves want to nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Nominating and Corporate Governance Committee for its consideration, are required to comply with the advance notice and other requirements set forth in the Company's Amended and Restated Bylaws, as amended (the "Amended and Restated Bylaws"), and any applicable requirements of the

Exchange Act. The Nominating and Corporate Governance Committee does not evaluate potential nominees for director differently based on whether they are recommended to the Nominating and Corporate Governance Committee by officers or directors of the Company or by a stockholder.

The Nominating and Corporate Governance Committee identifies potential candidates for nomination as directors based on recommendations by our executive officers or directors. As noted above, the Nominating and Corporate Governance Committee also considers properly submitted stockholder recommendations for candidates for the Board of Directors. In evaluating candidates for nomination, the Nominating and Corporate Governance Committee will consider the factors it believes to be appropriate, which would generally include the candidate's personal and professional integrity, business judgment, relevant experience and skills, and potential to be an effective director in conjunction with the rest of the Board of Directors in collectively serving the interests of our stockholders. Generally, candidates must have significant leadership, finance, consumer products and marketing experience, as discussed on page 7 of this Proxy Statement.

What role does diversity play in the selection of members of the Board?

In evaluating potential candidates for Board membership, the Nominating and Corporate Governance Committee also considers diversity of age, gender and ethnic background and professional experience. Although the Board has not established specific goals with respect to diversity, the Board believes in a governing style that emphasizes respect for diversity in perspective and includes individuals from diverse backgrounds. The Board believes that diversity is important because various points of view contribute to a more effective, engaged Board and better decision-making processes.

PROPOSAL NO. 2 – RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who has the Audit Committee selected as the Company's independent accounting firm for 2014?

The Audit Committee has reappointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's financial statements and evaluate its systems of internal control over financial reporting for 2014. However, the Audit Committee may, in its discretion, decide to engage another independent registered public accounting firm as the Company's auditor for 2014.

Is stockholder approval required for the appointment of an independent accounting firm for 2014?

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee will reconsider the appointment. However, the Audit Committee may, in its discretion, still direct the appointment of PricewaterhouseCoopers LLP. Likewise, stockholder ratification of the selection of PricewaterhouseCoopers LLP would not prevent the Audit Committee, in its discretion, from selecting and engaging another independent registered public accounting firm.

Will representatives of PricewaterhouseCoopers LLP attend the Annual Meeting?

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

What fees were paid to our independent registered public accounting firm in 2013 and 2012?

For 2013 and 2012, the following fees were billed by PricewaterhouseCoopers LLP to the Company for the indicated services:

	2013	2012
Audit Fees	$ 800,500	$ 983,273
Audit-Related Fees	-	758,890
Tax Fees	114,932	118,272
All Other Fees	1,800	110,407
Total Independent Accountant's Fees	$ 917,232	$ 1,970,842

Audit Fees. Consisted of fees billed for professional services rendered for (i) the audit of our consolidated financial statements and internal control over financial reporting; (ii) the review of the interim consolidated financial statements included in quarterly reports; and (iii) the services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consisted of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." For 2012, these services included the audit of the carve-out financial statements for the 17 brands acquired from GlaxoSmithKline plc (the "GSK Acquisition") in the fourth quarter of 2012 and services for due diligence related to the GSK Acquisition and other projects, as well as in connection with the financing for the GSK Acquisition.

Tax Fees. Consisted of fees billed for professional services for tax compliance, tax advice and tax planning. These services included assistance regarding federal, state and international tax compliance, customs and duties and tax planning.

All Other Fees. For 2013, consisted of fees for licensing software for accounting research. For 2012, consisted of assistance with the evaluation of a third party logistics provider and fees for licensing software for accounting research.

Has the Audit Committee determined PricewaterhouseCoopers LLP's independence from the Company?

The Audit Committee has considered the non-audit services provided by PricewaterhouseCoopers LLP and determined that the provision of such services had no effect on PricewaterhouseCoopers LLP's independence from the Company.

How does the Audit Committee pre-approve services provided by the independent accounting firm?

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During 2013, all audit and non-audit services were approved in accordance with the Audit Committee's pre-approval policy.

How many votes are needed to ratify the appointment of our independent accounting firm for 2014?

Approval of the proposal to ratify the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting of Stockholders and entitled to vote on the proposal.

What does the Board of Directors recommend?

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2014.

PROPOSAL NO. 3 – APPROVAL OF AMENDMENT TO OUR 2005 LONG-TERM INCENTIVE PLAN

The Prestige Brand Holdings, Inc. 2005 Long-Term Equity Incentive Plan (the "2005 Plan") was approved by our Board on February 3, 2005 and by our stockholders on July 29, 2005. The 2005 Plan authorizes the issuance of up to 5,000,000 shares of our common stock pursuant to equity-based awards, such as stock options, restricted stock, restricted stock units (RSUs), deferred stock units and performance awards.

Why are the stockholders being asked to approve an amendment to the 2005 Plan?

The 2005 Plan has been effective in attracting and retaining highly-qualified employees and non-employee directors and has allowed the Company to provide incentives that align the economic interests of plan participants with those of our stockholders. However, the 2005 Plan does not include the provisions necessary to allow the Company to grant awards that are eligible for the performance-based compensation exemption from Section 162(m) of the Internal Revenue Code (the "Code"). That means that the Company may not always be able to take a full tax deduction for awards issued to certain of our executive officers under the 2005 Plan.

On May 14, 2013, the Board approved an amendment to the 2005 Plan to add the provisions necessary to allow the Company to grant awards that comply with the performance-based compensation exemption under Code Section 162(m). **This amendment is subject to approval of the stockholders at the Annual Meeting.** We are not seeking approval to increase the overall number of shares for issuance in the 2005 Plan. If this proposal 3 is not approved, the Company may still grant awards under the 2005 Plan, but such awards will not be eligible for the performance-based compensation exemption from Code Section 162(m).

What is Section 162(m)?

Code Section 162(m) imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's chief executive officer or any of the company's three other most highly compensated executive officers (other than the chief financial officer) who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Code Section 162(m) for qualifying "performance-based compensation" (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on criteria approved by stockholders). One of the requirements for compensation to qualify as performance-based under Code Section 162(m) is that the material terms of the performance goals for such compensation be disclosed to and approved by stockholders every five years. In accordance with Code Section 162(m), the material terms that the stockholders approve constitute the framework for the Compensation Committee to establish programs and awards under which compensation provided by the Company may qualify as performance-based compensation for purposes of Code Section 162(m); however, there can be no guarantee that amounts payable under these programs and awards will be treated as qualified performance-based compensation under Section 162(m).

The performance goals pertain to the following forms of compensation that may be awarded to the senior officers of the Company under the 2005 Plan: (i) options, (ii) performance-based restricted stock or RSUs, whether payable in stock or cash; (iii) dividends or dividend equivalents earned on performance-based awards that are contingent on the achievement of performance goals relating to the underlying award to which such dividends or dividend equivalents relate; and (iv) cash-based awards, including annual bonuses.

What are the material terms of the performance goals under the 2005 Plan?

For purposes of Code Section 162(m), the material terms of the performance goals for awards granted under the 2005 Plan include: (1) the employees eligible to receive compensation; (2) the description of the business measures on which the performance goals may be based; and (3) the maximum amount, or the formula used to calculate the maximum amount, of compensation that can be paid to an employee under the arrangement. Each of these aspects is discussed below, and stockholder approval of this proposal 3 constitutes approval of each of these aspects for purposes of the Code Section 162(m) stockholder approval requirements.

Eligible Employees. The Compensation Committee, as administrator of the 2005 Plan, may grant awards to any employee, consultant or nonemployee director of the Company or its affiliates. The number of eligible participants in the 2005 Plan varies from year to year; currently, there are approximately 35 persons employed by or otherwise in the service of the Company or our affiliates who would be eligible to receive awards under the 2005 Plan at the discretion of the Compensation Committee. The group of employees whose compensation would be subject to the performance goals described in this proposal 3 would include the Company's senior officers, including the executive officers required to file reports under Section 16 of the Exchange Act. Although Code Section 162(m) only limits deductibility for compensation paid to the chief executive officer or any of the company's three other most highly compensated executive officers (other than the chief financial officer) who are employed as of the end of the year, we may apply the performance goals to all senior officers in the event that any of them becomes a covered employee under Code Section 162(m) during the time that they hold an award described in this proposal.

Business Measures in the Performance Goals. The Compensation Committee may use one or more of the following business measures as the basis of the performance goals for an award under the 2005 Plan that is intended to meet the Section 162(m) performance-based compensation exemption:

- net earnings or net income (before or after taxes)
- earnings growth
- earnings per share
- net sales (including net sales growth)
- gross profits or net operating profit
- return measures (including, but not limited to, return on assets, capital, equity, or sales)
- cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on capital and statutory cash measures)
- revenue growth
- earnings before or after taxes, interest, depreciation, and/or amortization
- productivity ratios
- share price (including, but not limited to, growth measures, total stockholder return book value per share or total, and any component required to compute same)
- expense targets
- margins (including, but not limited to, gross or operating margins)
- operating efficiency
- customer satisfaction or increase in the number of customers
- attainment of budget goals
- division working capital turnover
- attainment of strategic or operational initiatives
- market share
- cost reductions
- working capital (including, but not limited to, capital ratios, capital or book value)
- EVA® and other value-added measures

The Compensation Committee may select one performance measure or multiple performance measures for measuring performance, and the performance goals based on such measures may be expressed in terms of Company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, region, department or function within the Company or an affiliate. The Compensation Committee will define in an objective fashion the manner of calculating the performance goals based on the performance measures it selects to use in any performance period, and will establish such performance goals within the time period prescribed by, and will otherwise comply with the requirements of, Code Section 162(m). In determining the actual amount to be paid with respect to a Section 162(m) award for a performance period, the Compensation Committee may reduce (but not increase) the amount that would otherwise be payable as a result of satisfying the applicable performance goals.

Per-Person Maximum Amounts. The maximum amounts that may be awarded to any one participant under the 2005 Plan during any 12-month period are as follows:

- no more than 1,250,000 shares subject to stock options; and
- no more than 1,000,000 shares underlying awards of restricted stock or RSUs.

The maximum aggregate amount that may be paid with respect to cash-based awards under the 2005 Plan to any one participant in any fiscal year of the Company is $5,000,000.

Is the Compensation Committee required to issue awards that qualify for the performance-based compensation exemption?

No. To maintain flexibility in compensating our executives, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the Section 162(m) deduction limit when the Compensation Committee believes that such payments are appropriate. Even if approved by stockholders, this proposal would not limit the Company's right to pay compensation that does not qualify as performance-based compensation for purposes of Code Section 162(m) in whole or in part. In addition, a number of requirements must be met for particular compensation to qualify for purposes of Section 162(m), so there can be no assurance that compensation under the 2005 Plan will be fully deductible under all circumstances.

Summary of the Amended 2005 Plan

The major features of the 2005 Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the amended 2005 Plan, which is attached to this Proxy Statement as Appendix A.

What is the purpose of the 2005 Plan?

The purpose of the 2005 Plan is to provide eligible individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

What types of awards may be granted under the 2005 Plan and who is eligible to receive such awards?

The 2005 Plan provides for grants of stock options, restricted stock, RSUs, deferred stock units, performance awards and cash-based awards (including annual bonuses). Directors, officers and other employees of the Company and its subsidiaries, as well as others performing services for the Company, are eligible for grants under the 2005 Plan. However, only employees may receive grants of incentive stock options. In each case, the Compensation Committee will select the actual participants.

Who administers the 2005 Plan?

The Compensation Committee of our Board of Directors administers the 2005 Plan. Our Board of Directors also has the authority to administer the 2005 Plan and to take all actions that the Compensation Committee is otherwise authorized to take under the 2005 Plan. Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the 2005 Plan prohibits the administrator from reducing the exercise price of any stock option without prior approval of our stockholders. **How many shares are available for issuance under the 2005 Plan?**

A total of 5,000,000 shares of our common stock are available for issuance under the 2005 Plan. The number of shares available for issuance under the 2005 Plan is subject to adjustment in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets or any other change in the Company's corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, the Compensation Committee will make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the 2005

Plan or covered by grants previously made under the 2005 Plan. The shares available for issuance under the 2005 Plan may be, in whole or in part, authorized and unissued or held as treasury shares. If any award under the 2005 Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will be available for further grants under the 2005 Plan.

As described above, in order for certain awards to qualify as "performance-based compensation" under Section 162(m) of the Code, we are required to establish limits on the number of awards that we may grant to a particular participant. The award limits in the 2005 Plan were established in order to provide us with maximum flexibility, and are not necessarily indicative of the size of awards that we expect to make to any particular participant. Under the 2005 Plan, the maximum amounts that may be awarded to any one participant under the 2005 Plan during any 12-month period are as follows: (i) no more than 1,250,000 shares subject to stock options, and (ii) no more than 1,000,000 shares underlying awards of restricted stock or RSUs, and the maximum aggregate amount that may be paid with respect to cash-based awards under the 2005 Plan to any one participant in any fiscal year is $5,000,000.

What types of awards may be granted under the 2005 Plan?

Awards under the 2005 Plan may include stock options, restricted stock, RSUs, deferred stock units, performance awards and cash-based awards (including annual bonuses).

Stock Options. Under the 2005 Plan, the Compensation Committee may grant incentive stock options conforming to the provisions of Section 422 of the Code and/or non-qualified stock options. In any one calendar year, the Compensation Committee may not grant to any one participant options to purchase in excess of 1,250,000 shares of common stock, subject to adjustment as described above. The exercise price of an option granted under the 2005 Plan may not be less than 100% of the fair market value of a share of common stock on the date of grant. The Compensation Committee will determine the term of each option in its discretion; provided, however, that no term may exceed ten years from the date of grant.

If a participant elects to deliver shares of common stock in payment of any part of an option's exercise price, the Compensation Committee may in its discretion grant the participant a "reload option." The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered. The reload option may also include, if the Compensation Committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of the Company's tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

Restricted Stock. Under the 2005 Plan, the Compensation Committee may award restricted stock, subject to the conditions and restrictions and for the duration, which will generally be at least six months, that it determines in its discretion.

Restricted Stock Units; Deferred Stock Units. Under the 2005 Plan, the Compensation Committee may award restricted stock units, subject to the conditions and restrictions and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the participant to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. From time to time, participants may have an opportunity to defer receipt of the shares underlying restricted stock units, within guidelines established by the Compensation Committee, in which case such restricted stock units will be converted into deferred stock units. Except as otherwise provided by the Compensation Committee, during the restriction period the participant will not have any rights as a stockholder of the Company; provided that the participant will have the right to receive accumulated dividends or distributions with respect to the corresponding number of shares of common stock underlying each restricted stock unit at the end of the vesting period, unless such restricted stock units are converted into deferred stock units, in which case such accumulated dividends or distributions will be paid by the Company to the participant at such time as the deferred stock units are converted into shares.

Performance Awards. Under the 2005 Plan, the Compensation Committee may grant performance awards contingent upon achievement by the participant, the Company and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, as designated by the Compensation Committee. Performance awards may include specific dollar-value target awards, performance units (the value of which is established by the Compensation Committee at the time of grant), and/or performance shares (the value of which is equal to the fair market value of a share of common stock on the date of grant). The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of our common stock or other securities. For performance awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the performance targets will be established by the Compensation Committee based on the stockholder-approved "performance goals" (which are described above).

What effect would a change in control of the Company have on outstanding equity awards?

If we undergo a change in control (as defined in the 2005 Plan) and a participant is terminated from service (other than for cause) within one year thereafter, then, subject to any applicable limitations under Section 162(m):

- all options will become fully vested and exercisable and remain so for up to one year after the date of termination,
- all restrictions on restricted stock and restricted stock units granted to such participant will lapse, and
- performance awards will vest based on actual achievement as of the applicable performance goals, measured as of the date of the change in control.

In addition, the Compensation Committee has the authority to grant awards that will become fully vested automatically upon a change in control of the Company, whether or not the participant is subsequently terminated.

What effect would a participant's termination of service have on his or her outstanding equity awards?

All options under the 2005 Plan, whether or not then exercisable, generally cease vesting when a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or its subsidiaries. In general, options that are exercisable will remain exercisable for up to 30 days after the date of cessation of service, so long as the participant does not compete with the Company during such 30-day period, and all options that were not exercisable on the date of cessation of service will terminate upon the date of cessation of service. In the case of a participant's death or disability, all options that are exercisable will remain so for up to 180 days after the date of death or disability, so long as the participant does not compete with the Company during such 180-day period, and all options that were not exercisable will terminate upon the date of death or disability. In the case of a participant's retirement, all options that are exercisable will remain so for up to 90 days after the date of retirement, so long as the participant does not compete with the Company during such 90-day period, and all options that were not exercisable will terminate upon the date of retirement. In each of the foregoing circumstances, the Board of Directors or Compensation Committee may elect to accelerate the vesting of unvested options and/or further extend the applicable exercise period in its discretion. Upon termination for cause, all options will terminate immediately.

In general, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or its subsidiaries during any period of restriction, all shares of restricted stock or restricted stock units on which the restrictions have not lapsed will be immediately forfeited to the Company. If, however, the cessation occurs due to death, disability or retirement, the Compensation Committee may elect to provide that all restrictions on shares of restricted stock or restricted stock units granted to such participant will lapse.

Unless the Compensation Committee determines otherwise, and subject to any applicable limitations under Section 162(m), if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or its subsidiaries prior to completion of a performance cycle due to death, disability or retirement, the participant will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the participant will become ineligible to receive any portion of a performance award.

Are awards granted under the 2005 Plan transferable?

Unless the Compensation Committee determines otherwise, no award made under the 2005 Plan will be transferable other than by will or the laws of descent and distribution or to a participant's family member by gift or a qualified domestic relations order, and each award may be exercised only by the participant, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

What are the amendment and termination provisions of the 2005 Plan?

The Board of Directors or the Compensation Committee may amend or terminate the 2005 Plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with applicable stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the 2005 Plan without the affected participant's consent. If not previously terminated by the Board of Directors, the 2005 Plan will terminate on the tenth anniversary of its adoption.

What are the federal income tax consequences of awards granted under the 2005 Plan?

The following is a summary of the principal U.S. federal income tax consequences to the Company and to participants subject to U.S. taxation with respect to awards granted under the 2005 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside. Plan participants should consult with their own tax advisors with respect to the tax consequences inherent in the ownership and/or exercise of the awards and the ownership and disposition of any underlying securities.

Incentive Stock Options. A participant who is granted an incentive stock option, or ISO, will not recognize any taxable income for federal income tax purposes either on the grant or exercise of the ISO. If the participant disposes of the shares purchased pursuant to the ISO more than two years after the date of grant and more than one year after the issuance of the shares to the participant (the required statutory "holding period"), then (i) the participant will recognize long-term capital gain or loss, as the case may be, equal to the difference between the selling price and the option price, and (ii) the Company will not be entitled to a deduction with respect to the shares of stock so issued. If the holding period requirements are not met, any gain realized upon disposition will be taxed as ordinary income to the extent of the excess of the lesser of (i) the excess of the fair market value of the shares at the time of exercise over the option price, and (ii) the gain on the sale. Also in that case, the Company will be entitled to a deduction in the year of disposition in an amount equal to the ordinary income recognized by the participant. Any additional gain will be taxed as short-term or long-term capital gain depending upon the holding period for the stock. A sale for less than the option price results in a capital loss. The excess of the fair market value of the shares on the date of exercise over the option price is, however, includable in the option holder's income for alternative minimum tax purposes.

Nonqualified Stock Options. A participant who is granted a nonqualified stock option under the 2005 Plan will not recognize any income for federal income tax purposes on the grant of the option. Generally, on the exercise of the option, the participant will recognize taxable ordinary income equal to the excess of the fair market value of the shares on the exercise date over the option price for the shares. The Company generally will be entitled to a deduction on the date of exercise in an amount equal to the ordinary income recognized by the participant. Upon disposition of the shares purchased pursuant to the stock option, the participant will recognize long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount realized on such disposition and the basis for such shares, which basis includes the amount paid for the shares and the amount previously recognized by the participant as ordinary income.

Restricted Stock. A participant will not be taxed at the date of grant of an award of restricted stock, but will be taxed at ordinary income rates on the fair market value of any shares of restricted stock as of the date that the restrictions lapse and the shares vest, unless the participant elects under Section 83(b) of the Code to include in income the fair market value of the restricted stock as of the date of such grant. The Company will be entitled to a corresponding deduction. Any disposition of shares after restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the restricted period (or on the date of the grant of the restricted shares, if the participant has made an election under Section 83(b) of the Code). To the extent unrestricted dividends are paid during the restricted period under the applicable award agreement, any such dividends will be taxable to the participant at ordinary income tax rates and will be deductible by the Company unless the participant has made a Section 83(b) election, in which case the dividends will thereafter be taxable to the participant as dividends and will not be deductible by the Company.

Stock Units. A participant will normally not recognize taxable income upon an award of restricted stock units or deferred stock units, but will generally recognize ordinary income at the time payment of such an award is made in an amount equal to the amount paid in cash or the then-current fair market value of the shares received, as applicable. The Company will be entitled to a corresponding deduction at the same time.

Performance Awards. Any option, award of restricted stock or award of restricted stock units may be granted with performance vesting conditions. The federal income tax effects of such a performance award would be generally the same as described above for that type of award.

Benefits to Directors, Named Executive Officers and Others

Awards under the 2005 Plan are at the discretion of the administrator. Accordingly, future awards under the 2005 Plan are not determinable.

As of June 10, 2013, the record date for the Annual Meeting, approximately 3,417,582 shares had been granted (and not forfeited, expired or otherwise returned to the plan share reserve) under the 2005 Plan. The following table shows the number of shares subject to outstanding awards granted under the 2005 Plan to our named executive officers and the other individuals and groups indicated. The closing price of our common stock on June 10, 2013, was $30.31 per share.

Name and Position	Service-Based Full Value Awards[1] Number of Shares (#)	Stock Options Number of Shares (#)
Matthew M. Mannelly President and Chief Executive Officer	98,009	495,924
Ronald M. Lombardi Chief Financial Officer	86,176	206,125
Timothy J. Connors Executive Vice President, Sales and Marketing	68,069	236,037
John F. Parkinson Senior Vice President, International	18,776	137,415
Samuel C. Cowley General Counsel, Vice President, Business Development	17,467	54,834
All Executive Officers as a Group	312,813	1,276,514
All Employees as a Group (Including all Officers who are not Executive Officers)	485,826	1,591,992
All Non-Employee Directors as a Group	75,774	-

(1) Service-based full value awards include restricted stock and RSUs.

How many votes are needed to approve an amendment to the Company's long-term equity incentive plan?

The approval of an amendment to our long-term equity incentive plan requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the proposal.

What does the Board of Directors recommend?

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR PROPOSAL 3.

PROPOSAL NO. 4 – ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

Why are we submitting this matter to you?

We are required by Section 14A of the Exchange Act and by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") to provide our stockholders with the opportunity to approve, on an advisory, non-binding basis, the compensation of our named executive officers contained in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our executive compensation as described in this Proxy Statement. Our executive compensation program is described in the Compensation Discussion and Analysis ("CD&A"), executive compensation tables and other narrative executive compensation disclosures required by the disclosure rules of the SEC, all of which are found in this Proxy Statement. In particular, the CD&A, beginning on page 32 of this Proxy Statement, describes the Company's executive compensation program in detail, and we encourage you to review it.

The Board of Directors has determined, in line with the recommendation of the Company's stockholders, to have an annual advisory vote on the compensation of our named executed officers. Accordingly, the next advisory vote on executive compensation will occur at our 2014 Annual Meeting of Stockholders.

What are you being asked to vote on?

Stockholders are being asked to vote either for or against the following non-binding resolution:

RESOLVED, that the stockholders of Prestige Brands Holdings, Inc. approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures included in this Proxy Statement.

Is this vote binding?

No. As provided by the Dodd-Frank Act, this vote will not be binding on the Board of Directors or the Compensation Committee and may not be construed as overruling a decision by the Board of Directors or the Compensation Committee or creating or implying any additional fiduciary duty for the Board. Further, it will not affect any compensation paid or awarded to any executive officer. The Compensation Committee and the Board will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

What vote is required for approval of the Say-on-Pay proposal?

The approval of this non-binding resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting and entitled to vote on the proposal. However, even if this proposal is not approved by the required vote, the Board and the Compensation Committee will take into account the result of the vote when determining future executive compensation arrangements, particularly if the votes cast against the resolution exceed the number of votes cast in favor of the resolution.

What does the Board recommend?

For all of the reasons discussed in our CD&A beginning on page 32 of this Proxy Statement, **YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATEMENT.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 10, 2013 by: (1) each of our named executive officers; (2) each of our directors; (3) all directors and executive officers as a group; and (4) each person or entity known to us to be the beneficial owner of more than five percent of our outstanding shares of common stock. All information with respect to beneficial ownership of a five percent beneficial owner of our common stock was obtained from such beneficial owner's Schedule 13G filed with the SEC. Unless otherwise indicated, (i) each person or entity named below has sole voting and investment power with respect to the number of shares set forth opposite his, her or its name; and (ii) the address of each person named in the table below is c/o Prestige Brands Holdings, Inc., 660 White Plains Road, Tarrytown, New York 10591.

	Shares Beneficially Owned	
Name of Beneficial Owner	**Number**	**Percentage (1)**
5% or more Stockholders:		
FMR LLC (2)	6,981,113	13.6%
BlackRock, Inc. (3)	4,046,438	7.9%
Dimensional Fund Advisors LP (4)	4,019,428	7.9%
The Vanguard Group (5)	3,011,184	5.9%
Directors and Named Executive Officers:		
Matthew M. Mannelly	96,121	*
Timothy J. Connors (6)	133,606	*
Ronald M. Lombardi (7)	103,704	*
John Parkinson (8)	118,350	*
Samuel C. Cowley (9)	12,495	
John E. Byom	22,020	*
Gary E. Costley	23,271	*
Charles J. Hinkaty	25,939	*
Patrick M. Lonergan	37,323	*
All directors and executive officers as a group (11 persons)	664,456 (10)	1.3%

* Denotes less than one percent.

(1) Percent is based on 51,161,384 shares of our common stock outstanding as of June 10, 2013.

(2) The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC has sole voting power with respect to no shares and sole dispositive power with respect to 6,981,113 shares. Edward C. Johnson 3d has sole dispositive power with respect to all such shares. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the beneficial owner of 6,981,113 shares as a result of acting as investment advisor to various investment companies, and the ownership of one investment company, Fidelity Advisor Small Cap Fund, amounted to 2,700,000 of such shares. The information disclosed herein was obtained from the Schedule 13G/A jointly filed with the SEC by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Advisor Small Cap Fund on February 14, 2013.

(3) The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022. BlackRock, Inc. has sole voting and dispositive power with respect to 4,046,438 shares. The information disclosed herein was obtained from the Schedule 13G/A filed with the SEC by BlackRock, Inc. on February 1, 2013.

(4) The address for Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional Fund Advisors LP has sole voting power with respect to 3,959,036 shares and sole dispositive power with respect to all of the reported shares. Dimensional Fund Advisors LP serves as investment advisor, sub-advisor and/or manager to certain investment companies, group trusts and accounts that own all of the reported shares. Dimensional Fund Advisors LP disclaims beneficial ownership

of such shares. The information disclosed herein was obtained from the Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 11, 2013.

(5) The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. The Vanguard Group has sole voting power with respect to 72,930 shares, sole dispositive power with respect to 2,940,154 shares, and shared dispositive power with respect to 71,030 shares. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, is the beneficial owner of 71,030 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of The Vanguard Group, is the beneficial owner of 1,900 shares as a result of its serving as investment manager of Australian investment offerings. The information disclosed herein was obtained from the Schedule 13G/A filed with the SEC by The Vanguard Group on February 11, 2013.

(6) Includes shares of the Company's common stock underlying stock options that vested and became exercisable as follows: (i) 22,506 shares on April 19, 2012; (ii) 33,333 shares on April 19, 2013; (iii) 23,963 shares on May 10,2012; (iv) 23,963 shares on May 10, 2013; and (v) 24,841 shares on May 9, 2013.

(7) Includes shares of the Company's common stock underlying options that vested and became exercisable as follows: (i) 6,373 shares on December 6, 2011; (ii) 6,374 shares on December 6, 2012; (iii) 23,221 shares on May 10, 2012; (iv) 23,220 shares on May 10, 2013; and (v) 26,183 shares on May 9, 2013.

(8) Includes shares of the Company's common stock underlying stock options that vested and became exercisable as follows: (i) 6,795 shares on May 25, 2008; (ii) 6,796 on May 25, 2009; (iii) 6,796 shares on May 25, 2010; (iv) 7,381 shares on each of May 30, 2009, 2010 and 2011; (v) 10,069 shares on April 8, 2011; (vi) 10,069 shares on April 8, 2012; (vii) 10,070 shares on April 8, 2013; (viii) 8,440 shares on each of May 10, 2012 and 2013; and (ix) 9,104 shares on May 9, 2013.

(9) Includes 12,495 shares of Company's common stock underlying a stock option that vested and became exercisable on May 9, 2013.

(10) Includes 404,237 shares of the Company's common stock underlying stock options currently exercisable or exercisable within 60 days of June 10, 2013.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth certain information regarding our 2005 Plan as of March 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,386,410(1)	$10.43(2)	1,912,076(3)
Equity compensation plans not approved by security holders	-	-	-
Total	1,386,410	$10.43	1,912,076

(1) Consists of shares issuable pursuant to the exercise or conversion of outstanding stock options or restricted stock units.

(2) Calculation of the weighted-average exercise price of outstanding awards includes stock options, but does not include restricted stock units that convert to shares of common stock for no consideration.

(3) All of such shares may be issued pursuant to grants of full-value stock awards.

Because the Company granted equity awards to certain employees on May 14, 2013, the Company determined to supplement the table above with the table below for transparency and full disclosure purposes. The following table sets forth certain information regarding our 2005 Plan as of June 10, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders.......	1,591,993 (1)	$13.18(2)	1,582,418 (3)
Equity compensation plans not approved by security holders.......	-	-	-
Total	1,591,993	$13.18	1,582,418

(1) Consists of shares issuable pursuant to the exercise or conversion of outstanding stock options or restricted stock units.

(2) Calculation of the weighted-average exercise price of outstanding awards includes stock options, but does not include restricted stock units that convert to shares of common stock for no consideration.

(3) All of such shares may be issued pursuant to grants of full-value stock awards.

COMPENSATION DISCUSSION AND ANALYSIS

The following section is a discussion and analysis of our compensation for our named executive officers listed below:

- Matthew M. Mannelly, our President and Chief Executive Officer;
- Ronald M. Lombardi, our Chief Financial Officer;
- Timothy J. Connors, our Executive Vice President, Sales and Marketing;
- John F. Parkinson, our Senior Vice President, International; and
- Samuel C. Cowley, our General Counsel, Vice President, Business Development, and Secretary.

Executive Summary

The following is a brief overview of the information provided in this section.

Our Performance During 2013. During 2013, the Company's AIP net sales and AIP EBITDA were $624,008,000 and $217,642,000 respectively, as measured for our Annual Cash Incentive Plan ("AIP"). AIP net sales is total revenues plus integration costs for certain GSK acquired brands. AIP EBITDA is operating income plus depreciation and amortization, integration costs related to the GSK acquisition and certain other legal and professional fees and other expenses related to the GSK acquisition and an unsolicited proposal in 2013.

Please refer to Appendix B for a reconciliation of non-GAAP AIP net sales and non-GAAP AIP EBITDA to GAAP total revenues and GAAP operating income, respectively, our most directly comparable financial measures presented in accordance with GAAP. All references in this Compensation Discussion and Analysis to "AIP net sales" and "AIP EBITDA" refer to the non-GAAP figures described above.

Brief Summary of our Compensation Program for 2013.

- The objective of our executive compensation program is to attract, motivate and retain talented management while ensuring that our executive officers are compensated in a way that advances the interests of the Company and our stockholders.

- Compensation for our executive officers for 2013 included base salary, annual cash incentive awards, and long-term equity awards.

- Annual cash incentive awards were earned based on the Company's achievement of pre-determined performance goals related to AIP net sales and AIP EBITDA. The Company's 2013 AIP net sales and AIP EBITDA were $624,008,000 and $217,642,000, respectively. Pursuant to the 2013 Annual Cash Incentive Plan, our named executive officers achieved a bonus payout equal to 160% of their target bonus with additional adjustments of between 80% to 120% of that target, based on individual performance throughout the year.

- In 2013, long-term equity awards granted to our executive officers were comprised of restricted stock units that vest on the three-year anniversary of the date of grant and stock options that vest in three equal annual installments commencing on the first anniversary of the date of grant.

- Each of our executive officers has an employment agreement that provides severance upon a termination of employment without cause or a resignation for good reason.

Policies and Practices

- Pursuant to our Stock Ownership Guidelines, our executive officers are required to own a specified value of stock based on a multiple of base salary (4x, in the case of our Chief Executive Officer; 3x, in the case of our Chief Financial Officer, Chief Marketing Officer and General Counsel; and 2x, in the case of our other senior executive officers). Please see page 12 of this Proxy Statement for additional information regarding our Stock Ownership Guidelines.

- Pursuant to our Clawback Policy, in the event that the Company is required to restate its financial statements, the Company will seek to recover from senior management any incentive-based compensation granted on and after May 10, 2011, for the three years immediately preceding the period for which the Company is required to restate, if such incentive compensation is a result of errors within the financial statements that are required to be restated. Please see page 12 of this Proxy Statement for additional information regarding our Clawback Policy.

What is the purpose of the Compensation Discussion and Analysis?

This Compensation Discussion and Analysis has been prepared in order to provide a summary of the policies and procedures established by the Company in reviewing and determining compensation for our executive officers. Specifically, the following discussion will outline, among other things, the objectives of executive compensation, the elements of executive compensation, how determinations are made as to specific elements of, and total, executive compensation, severance and change-in-control payments, and executive officer involvement in setting executive compensation.

It is the intent of the Company, through the efforts of the Compensation Committee, to:

- Motivate our leaders to deliver a high degree of business performance and ensure that their interests are closely aligned with those of our investors;
- Attract and retain highly qualified senior leaders who can drive a global enterprise to success in today's competitive marketplace;
- Differentiate compensation so that it varies based on individual and team performance;
- Establish executive compensation that is competitive with the compensation offered by similarly-situated companies;
- Focus management on both the Company's short-term and long-term strategy, performance and success; and
- Assess the Company's risks, if any, related to its compensation practices and programs.

What are the overall objectives of our executive compensation programs?

The Compensation Committee is responsible for setting and administering the policies which govern executive compensation. The general philosophy of our executive compensation programs is to attract, motivate and retain talented management while ensuring that our executive officers are compensated in a way that advances the interests of the Company and our stockholders. The Company uses the following types of cash and equity compensation to compensate and reward our executive officers for their performance: base salary, a cash-based annual incentive plan and long-term equity awards comprised of restricted stock or restricted stock units and stock options. The Compensation Committee believes that the elements of compensation that it selected creates a flexible compensation package that focuses and rewards executives for short and long-term performance while aligning the interests of our executive officers with the interests of the Company's stockholders.

Each element of executive compensation described above is determined based on:

- the executive's level of responsibility and function within the Company;
- the executive's performance within the Company;
- the overall performance and profitability of the Company; and
- executive compensation offered to similarly-situated executives at peer companies.

Through a combination of salary, incentive-based cash awards and other equity awards, the Compensation Committee desires to provide attractive and competitive compensation to the executive officers, a significant portion of which is contingent upon the Company's performance.

How are the Company's executive compensation programs structured in order to address the Company's objectives?

Performance. Our executive compensation includes a significant amount of performance-based, or at-risk, compensation. The Compensation Committee believes that the use of performance-based compensation allows the Company to tailor the compensation paid to our executive officers to the Company's performance and maintain a compensation system that significantly affects executive compensation in the event the Company does not meet the pre-determined performance goals. Furthermore, by utilizing threshold performance targets as a part of executive compensation, in the event the Company does not meet these targets, performance-based incentive compensation is entirely at-risk and is not paid to the executive officers; however, the Compensation Committee and Board generally retain and are entitled to exercise their discretion to increase or decrease the size of an award to an employee based on the employee's individual performance or to pay awards that were not earned when the circumstances warrant – such as for employee morale and retention purposes.

Alignment. By motivating and incentivizing our executive officers with regard to the Company's short- and long-term goals, the Compensation Committee believes that the interests of the executive officers and the Company's stockholders are properly aligned.

Does the Compensation Committee use the services of an independent consultant?

Yes. During 2013, the Compensation Committee retained Compensation Advisory Partners LLC ("CAP"), to conduct an analysis of the Company's compensation package for the Chief Executive Officer, for other executive officers of the Company and for the independent directors.

Does the Compensation Committee use a peer group of companies?

Yes. The group of peer companies identified by CAP, and approved by the Compensation Committee, is currently comprised of the following publicly-traded companies:

- B&G Foods Holdings Corp.
- Blyth Inc.
- Elizabeth Arden Inc.
- Hain Celestial Group, Inc.
- Helen of Troy Limited
- Hi Tech Pharmacal Co. Inc.
- Inter Parfums, Inc.
- Lancaster Colony Corp.
- Libbey Inc.
- Lifetime Brands, Inc.
- Maidenform Brands, Inc.
- Par Pharmaceutical Companies Inc.

- Seneca Foods Corp.
- Snyders-Lance Inc.
- WD-40 Company
- Zep, Inc.

The peer group was developed by selecting consumer products companies that have a similar revenue base and market capitalization as the Company.

What are the elements of the Company's executive compensation program and why does the Company pay them?

The following table provides additional information regarding the various elements of our executive compensation.

Pay Element	What the Pay Element Is Intended to Reward	Purpose of the Pay Element
Base Salary	Skills, experience, competence, performance, responsibility, leadership and contribution to the Company	Fixed element of compensation designed to recognize the level of job scope and complexity, and the skills, experience, leadership and sustained performance required by the executive.
Annual Cash Incentive Plan	Efforts to achieve annual target revenue and profitability	Variable element of compensation designed to reward the achievement of annual financial targets; ensures compensation is properly tailored to financial performance, including being completely at risk for failure to meet annual financial threshold targets.
Long-Term Incentives	Restricted Stock, Restricted Stock Units and Stock Options • Efforts to achieve long-term revenue growth and profitability over the three year vesting period • Ability to increase and maintain stock price • Continued employment with the Company during the three year vesting period	Variable element of compensation designed to (i) provide a mix of long-term incentive awards; (ii) reward achievement of long-term financial performance and strategic corporate initiatives; and (iii) provide a competitive mix of incentives to attract and retain top talent and to further reinforce alignment between the interests of management and stockholders.

How does the Company determine the types and amounts of executive compensation?

In structuring executive compensation, the Compensation Committee has offered compensation packages targeted generally at the median level of total executive compensation offered to similarly-situated executive officers at companies in the Company's peer group. Further adjustment can be made for outstanding performance in a particular year. In establishing the specific components of executive compensation, the Compensation Committee has based such decisions on the market data and recommendations based on such data provided to it by its independent compensation consultant as well as the strategic planning by the Compensation Committee and the Board.

Base Salary. Base salary for our executive officers is determined based on the scope of work, skills, experience, responsibilities, performance and seniority of the executive, peer group salaries for similarly-situated positions and the recommendation of the Chief Executive Officer (except in the case of his own compensation, which is determined by the Compensation Committee and the Board of Directors). The Company views base salary as a fixed component of executive compensation that compensates the executive officer for the daily responsibilities assumed in keeping the Company operating throughout the year. Except where an existing agreement establishes an executive's salary, the Compensation Committee reviews executive officers' salaries annually at the end of the fiscal year and establishes the base salaries for the upcoming fiscal year. During 2013, the Compensation Committee evaluated the base salary of the Chief Executive Officer and determined to make an adjustment based on his individual performance and the Company's significant recent growth. As a result of that review, Mr. Mannelly's salary was increased in August 2012 from $600,000 to $650,000. In addition, Messrs. Lombardi and Connors received base salary increases in August 2012 from $390,000 to $425,000 and from $370,000 to $400,000, respectively. None of the other named executive officers received a base salary increase during 2013. The base salaries paid to our named executive officers during 2013 are set forth in the "Salary" column of the Summary Compensation table on page 43 of this Proxy Statement. In May 2013, in connection with its annual review of base salaries, the Board approved additional adjustments in base salaries. The following table sets forth the base salaries to be paid to our named executive officers during 2014:

Name	2014 Salary
Mr. Mannelly	$700,000
Mr. Lombardi	$450,000
Mr. Connors	$415,000
Mr. Parkinson	$271,240
Mr. Cowley	$345,000

Annual Cash Incentive Plan. As part of our executive compensation, we have established an annual cash incentive plan which provides our executive officers with the ability to receive additional cash compensation based on a percentage of base salary and the Company's performance. The Company views the Annual Cash Incentive Plan as a performance-based component of executive compensation that motivates and incentivizes the executive officers for achieving the short-term goals of the Company and our stockholders.

At the start of a fiscal year, management and the Compensation Committee establish performance measures for the Annual Cash Incentive Plan. The Compensation Committee selected net sales as a performance metric to drive consistent top-line growth and EBITDA as a performance metric to drive stockholder value creation in terms of growth of earnings per share and free cash flow. Following the close of the fiscal year, management assesses the Company's performance against the pre-determined performance targets for AIP net sales and AIP EBITDA on an annual basis and determines the amount, if any, of additional cash compensation earned by the executive officers. In order to be eligible to receive cash incentive compensation, the executive must be employed with the Company at the end of the Company's fiscal year.

Each named executive officer has a target bonus, expressed as a percentage of his base salary, which for 2013 were as follows: Mr. Mannelly, 100%; Mr. Lombardi, 60%; Mr. Connors, 50%; Mr. Parkinson, 45%; and Mr. Cowley, 50%.

The following table indicates, for the 2013 Annual Cash Incentive Plan, the 2013 AIP net sales, AIP EBITDA and payout levels approved by the Compensation Committee that correspond to the threshold, target and maximum performance by the Company. In determining the amount of any payment under the 2013 Cash Incentive Plan, net sales performance against the AIP net sales target is weighted 20% and AIP EBITDA performance against the AIP EBITDA target is weighted 80%. The named executive officers may earn no payment (if performance is below threshold) or a payment on a sliding-scale between the minimum (threshold) amount and the maximum amount, inclusive of the target amount based on the Company's performance.

Performance Level (Percent of Plan)	AIP net sales*	AIP EBITDA*	Payout (Percent of Annual Cash Incentive Payment) Amount
Threshold (95%)	$584,300,000	$200,100,000	50%
Target (100%)	$615,000,000	$210,600,000	100%
Maximum (105%)	$645,800,000	$221,100,000	200%

*AIP net sales is total revenues plus charges related to integration costs for certain GSK acquired brands. AIP EBITDA is operating income plus depreciation and amortization, integration costs related to the GSK acquisition and certain other legal and professional fees and other expenses related to the GSK acquisition and an unsolicited proposal in 2013.

Our 2013 AIP net sales and AIP EBITDA were $624,008,000 and $217,642,000, respectively. Pursuant to the 2013 Annual Cash Incentive Plan, our named executive officers achieved a bonus payout equal to 160% of their target bonus with additional adjustments of between 80% to 120% of that target, based on individual performance throughout the year. The 2013 Annual Cash Incentive Plan payouts to our named executive officers are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation table on page 43 of this Proxy Statement.

Performance Matrix for 2014. Under the 2014 Annual Cash Incentive Plan, as in 2013, the performance matrix threshold payout is 50% of target bonus, the target amount is 100% of the target bonus and the maximum payout is 200% of target bonus. Furthermore, similar to the previous year, the performance goals established under the 2014 Annual Cash Incentive Plan are exclusive of one-time items and any acquisitions or divestitures that the Company may make during such time period. As a result, in the event the Company consummates an acquisition or a divestiture in 2014, the Compensation Committee has the discretion to modify the performance goals after considering the effect of such acquisition or divestiture on the expected financial performance of the Company. However, the 2014 Annual Cash Incentive Plan applies a lower threshold for bonus eligibility, 90% of target compared to 95% in 2013, and applies a higher level for a maximum payout, 110% of target in 2014 compared to 105% in 2013.

Equity Awards. Executive officers of the Company are eligible to receive equity awards under our 2005 Plan. Awards under the 2005 Plan help relate a significant portion of an executive officer's long-term compensation directly to stock price appreciation realized by all of our stockholders and aligns an executive officer's interests with those of our stockholders. Under the 2005 Plan, our executive officers have received restricted common stock, restricted stock units and stock options.

Restricted Stock and Restricted Stock Unit Awards

On May 9, 2012, the Compensation Committee granted restricted stock units to certain executive officers, including Messrs. Lombardi, Connors, Parkinson, and Cowley, and additional employees of the Company. These grants vest three years after the date of grant. On August 6, 2012, the Compensation Committee granted restricted stock units to Mr. Mannelly that vest three years after the date of grant. Based on the original equity award granted to Mr. Mannelly upon the commencement of his employment with the Company, he does not normally participate in the annual equity awards given to other executive officers of the Company.

Stock Option Awards

On May 9, 2012, certain executive officers, including Messrs. Lombardi, Connors, Parkinson, and Cowley, and additional employees of the Company received grants of stock options for a specified number of shares with an exercise price of $13.24. The stock options vest in three equal annual installments commencing on the one-year anniversary of the date of grant. The term of the stock options is ten years from the date of grant. On August 6, 2012, Mr. Mannelly also received a grant of stock options with the same vesting requirements.

Overall Philosophy and Objectives Regarding Equity Awards

The Company views the above-mentioned equity awards as components of executive compensation that motivate and incentivize management to achieve the long-term performance goals (including stock price appreciation) of the Company and our stockholders. In addition, under the 2005 Plan, the restricted stock, restricted stock units and stock options awarded to management are subject to acceleration under certain circumstances, including a change in control of the Company. With regard to change-in-control payments, the Compensation Committee believes that the additional compensation that a grantee would be entitled to receive in connection with a change in control of the Company is in the best interests of the Company as such additional compensation is necessary to retain the grantees (who would be instrumental in effectuating such change-in-control transaction) in the Company's employ while a change-in-control transaction is being contemplated, negotiated and consummated. For more information regarding change-in-control benefits, please see the section titled "Severance and Change in Control Provisions" below.

The Compensation Committee believes equity-based incentive compensation aligns executive and stockholder interests because:

- the use of a multi-year vesting schedule for equity awards encourages executive retention and emphasizes the attainment of long-term performance goals;
- paying a significant portion of executive compensation with long-term incentive-based compensation motivates and incentivizes the executive officers to meet the long-term performance goals set by the Compensation Committee; and
- the executive officers will hold significant amounts of equity in the Company as required by the Company's Stock Ownership Guidelines and will be motivated to increase stockholder value over the long-term.

The Compensation Committee determined executive equity awards based on discussions by the Compensation Committee and the Board of Directors with our Chief Executive Officer. The awards were determined based on a targeted percentage of base salary, as reflected in the table below, and the Compensation Committee's review of the executive's individual performance.

Name	Targeted percentage of base salary
Mr. Lombardi	150%
Mr. Connors	150%
Mr. Parkinson	100%
Mr. Cowley	100%

Severance and Change in Control Provisions. All of the Company's executive officers have executed employment agreements with the Company that provide for severance benefits in the event their employment with the Company is terminated under specific circumstances. In addition, the Company's 2005 Plan provides certain benefits to the recipients of equity awards under certain circumstances. For additional information regarding severance and change-in-control payments that the Company may be obligated to pay to a named executive officer in the future due to the termination of his employment under certain circumstances and/or a change in control of the Company, please see the sections titled "Executive Compensation and Other Matters – Potential Payments Upon Termination or Change in Control," "Executive Compensation and Other Matters – Employment Agreements" and "Executive Compensation and Other Matters – Additional Vesting Provisions" contained elsewhere in this Proxy Statement.

Pursuant to the terms of the equity award agreements between the Company and its employees, in the event there is a change in- control of the Company, the shares of restricted common stock, restricted stock units and stock options granted to the employees will vest upon the consummation of the change in control, even if they remain employed by the Company after such change in control. None of the Company's employees have a single trigger (payment without a termination condition) for cash compensation upon the consummation of a change in control of the Company.

The Company has agreed to vest equity granted under the 2005 Plan in connection with a change in control of the Company in order to retain the grantees during any period in which the Company contemplates, negotiates and is in the process of consummating a change in control of the Company. The participation of the grantees in a change-in-control transaction would be critical to quickly and efficiently consummating a change-in-control transaction and the accelerated vesting of the equity awards would help retain the grantees and maintain their focus and attention on the transaction while it may be pending.

How has the Company performed against its performance targets and how has the Company's performance affected compensation?

As discussed above, for each fiscal year, the Company establishes a performance plan against which the Company's actual financial results are measured for purposes of determining performance-based compensation to be paid to the Company's employees. In connection with the performance plan, the Compensation Committee and the Board of Directors approve a performance matrix for each fiscal year that mandates performance-based compensation, if any, that will be paid to employees based on various combinations of net sales and EBITDA performance by the Company. Each performance matrix has threshold, target and maximum payment levels and, depending on the Company's performance, an employee may earn no performance-based compensation or a payment of performance-based compensation on a sliding-scale between a minimum (threshold) amount and a maximum amount, inclusive of the target amount, based on the Company's AIP net sales and AIP EBITDA performance.

Also as discussed above, the Company's 2013 AIP net sales and AIP EBITDA were $624,008,000 and $217,642,000, respectively. Pursuant to the 2013 Annual Cash Incentive Plan, our employees achieved a bonus payout in an amount equal to 160% of their target bonus, subject to certain percentage increases or decreases based on individual performance reviews.

How much performance-based compensation can be earned in 2014?

The amount of incentive cash compensation payable to executive officers for 2014 ranges from 50% (threshold) to 200% (maximum) of their respective target bonuses, as set forth in the table that follows. If our 2014 net sales or EBITDA performance does not achieve a minimum level, no incentive cash compensation will be payable to the Company's employees despite the level of net sales or EBITDA performance, as applicable.

The following table sets forth the approximate amount of cash incentive payments under the 2014 Annual Cash Incentive Plan that the named executive officers would receive based upon the achievement of certain levels of performance:

Name	Threshold Award	Target Award	Maximum Award (irrespective of amount of growth)
Mr. Mannelly	$350,000	$700,000	$1,400,000
Mr. Lombardi	135,000	270,000	540,000
Mr. Connors	103,750	207,500	415,000
Mr. Parkinson	61,029	122,057	244,115
Mr. Cowley	86,250	172,500	345,000

In setting pay, did the Compensation Committee take into consideration last year's advisory stockholder vote on executive compensation?

Yes. At the 2012 annual meeting of stockholders, approximately 95% of the shares represented and entitled to vote at the annual meeting were voted to approve the compensation of the Company's named executive officers, as discussed and disclosed in our 2012 Proxy Statement. In considering the results of this advisory vote on executive compensation, the Compensation Committee concluded that the compensation paid to our named executive officers and the Company's overall compensation program enjoy strong stockholder support.

Also, at the 2011 annual meeting of stockholders, our stockholders expressed a preference that advisory votes on executive compensation be held on an annual basis. Consistent with this preference, the Board determined to implement an advisory vote on executive compensation on an annual basis until the next required vote on the frequency of stockholders votes on the compensation of executive officers.

What policies are there on timing when equity awards are made?

If the Company grants equity awards to its employees, the Company typically grants such equity awards as soon as practicable after the beginning of a fiscal year. The equity awards are granted after the Chief Executive Officer has presented a proposed structure and level of awards and the Compensation Committee has fully reviewed all aspects of the awards, including, without limitation, the value of the awards and the vesting period. The Company does not have any policy of coordinating the timing of equity award grants with the release of material non-public information.

What factors are considered in decisions to materially modify compensation?

From time to time and at least annually in connection with our fiscal year end, the Compensation Committee will review market data, individual performance and retention needs in making decisions to adjust compensation materially. We do not have any set formula for determining the amount of each compensation element as a percentage in our executive officers' compensation packages. We consider the competitive landscape for talent in our industry and geography and base our compensation decisions on how we want to position ourselves in the marketplace for talent.

What is the effect of accounting and tax treatments on compensation?

The accounting and tax treatments of executive compensation generally has not been a factor in the Compensation Committee's decisions regarding the amounts of compensation paid to the Company's executive officers. In addition, we do not expect accounting treatment of differing forms of equity awards to vary significantly and, therefore, accounting treatment is not expected to have a material effect on the Compensation Committee's future selection of differing types of equity awards.

What are the respective roles of the Compensation Committee, its consultant and the Company's executive officers in determining executive compensation?

Executive Officer Compensation. Mr. Mannelly, our President and Chief Executive Officer, with the assistance of certain members of senior management, participates in discussions with, and makes recommendations to, the Compensation Committee regarding the setting of base salaries and cash and equity incentive plan compensation for the other executive officers. Mr. Mannelly is assisted by certain members of senior management and an independent compensation consultant in reviewing the competitive landscape for executive talent and structuring the types and levels of executive compensation for review by the Compensation Committee.

Chief Executive Officer Compensation. The Compensation Committee and the Board of Directors are responsible for establishing Mr. Mannelly's compensation package. The Compensation Committee consulted with its independent compensation consultant in determining the compensation to be awarded to Mr. Mannelly in 2013 and again in connection with adjusting his base salary in 2013 and 2014.

COMPENSATION COMMITTEE REPORT

This Compensation Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussions of the Compensation Discussion and Analysis with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for 2013.

MEMBERS OF THE COMPENSATION COMMITTEE

Charles J. Hinkaty (Chairman)
John E. Byom
Gary E. Costley
Patrick M. Lonergan

EXECUTIVE COMPENSATION AND OTHER MATTERS

Who are our Executive Officers?

Our executive officers are as follows:

Name	Age	Position
Matthew M. Mannelly	55	President and Chief Executive Officer
Jean A. Boyko, Ph.D.	57	Senior Vice President, Science and Technology
Timothy J. Connors	46	Executive Vice President, Sales and Marketing
Samuel C. Cowley	53	General Counsel, Vice President, Business Development and Secretary
Paul A. Hennessey	46	Vice President, Operations
Ronald M. Lombardi	49	Chief Financial Officer
John F. Parkinson	60	Senior Vice President, International

What are the backgrounds of our executive officers?

Biographical information for Mr. Mannelly is set forth above under "Proposal No. 1 – Election of Directors."

Jean A. Boyko, Ph.D., *Senior Vice President, Science and Technology*, has served as Senior Vice President, Science and Technology of the Company since May 2007 and previously served as Senior Vice President, Quality Assurance and Regulatory Affairs of the Company since August 2006. From 2001 to 2005, Dr. Boyko was employed by Purdue Pharma L.P. as an Executive Director for Manufacturing Quality from 2003 to 2005 and as Research QA from 2001 to 2003. From 1980 to 2001, Dr. Boyko was employed by Block Drug Company, Inc., where she held positions of increasing responsibility through Vice President, Quality Services. Dr. Boyko was also previously employed by Schering Plough Research Institute and Hoechst Roussel Pharmaceutical Inc. Dr. Boyko received a B.A., M.S. and Ph.D. from Rutgers University.

Timothy J. Connors, *Executive Vice President, Sales and Marketing*, has served as Executive Vice President, Sales and Marketing of the Company since January 1, 2011 and previously served as Chief Marketing Officer of the Company from April 2010 until January 2011. Mr. Connors was employed by Matrixx Initiatives, Inc., a marketer of OTC healthcare products, as Vice President of Marketing from June 2007 to March 2010 and as Director of Sales and

Marketing from July 2005 to June 2007. Prior to joining Matrixx Initiatives, Mr. Connors was a partner at the Emerson Group from August 1998 to June 2005. From 1988 to 1998, Mr. Connors held a number of sales and marketing positions with Benckiser Consumer Products Inc., The Clorox Company, and Nestlé Foods. Mr. Connors received a B.S. from Pennsylvania State University.

Samuel C. Cowley*, General Counsel, Vice President, Business Development and Secretary,* has served as General Counsel, Vice President, Business Development and Secretary of the Company since February 2012. From May 2008 until its sale in February 2011, he served as Executive Vice President, Business Development, General Counsel and Secretary of Matrixx Initiatives, Inc., an OTC healthcare company. Prior to joining Matrixx, he was Executive Vice President, General Counsel and Secretary with Swift Transportation Co., Inc. from March 2005 until its sale in May 2007. Following the sales of Matrixx and Swift, he worked as a corporate attorney and investor. He practiced law in the business and finance group with the firm of Snell & Wilmer, LLP from March 1990 until March 2005 and prior to that with the law firm of Reid & Priest. Mr. Cowley received a B.A. from Brigham Young University and a J.D. from Cornell University.

Paul A. Hennessey*, Vice President, Operations*, has served as Vice President, Operations of the Company since March 2011. Prior to joining the Company, Mr. Hennessey was employed by Pfizer Consumer Healthcare/Wyeth, a healthcare company[, from 1992 to February 2010, where he held positions of increasing responsibility through Assistant Vice President, Strategic Category Leader, which position he held from August 2005 until February 2010. From March 2010 to March 2011, he worked as an independent consultant. Mr. Hennessey was also previously employed by Nabisco Biscuit Company and the Shulton Division of American Cyanamid Company. Mr. Hennessey received a B.S. from Rutgers College of Engineering and an M.B.A. from Rutgers University.

Ronald M. Lombardi*, Chief Financial Officer*, has served as Chief Financial Officer of the Company since December 2010. Prior to joining the Company, from October 2010 to December 2010, Mr. Lombardi was employed by Medtech Group Holdings, a components and contract medical device manufacturer, as Chief Financial Officer. From October 2009 to October 2010, Mr. Lombardi served as the Chief Financial Officer of Waterbury International Holdings, a specialty chemical and pest control business. Mr. Lombardi was employed by Cannondale Sports Group, a sporting goods and apparel manufacturing company, as Chief Operating Officer from August 2008 to October 2009 and as Senior Vice President and Chief Financial Officer from March 2004 to August 2008. From 2000 to 2004, Mr. Lombardi served in various roles at Gerber Scientific Inc., including Vice President and Chief Financial Officer of Gerber Scientific Inc.'s Gerber Coburn Optical Division and Director of Financial Planning and Analysis of Gerber Scientific Inc. Mr. Lombardi was also previously employed by Emerson Electric, Scovill Fasteners, Inc. and Go/Dan Industries. Mr. Lombardi received a B.S. from Springfield College and an M.B.A. from American International College and is a licensed CPA.

John F. Parkinson*, Senior Vice President, International,* has served as Senior Vice President, International of the Company since March 2005. From September 1999 to February 2005, Mr. Parkinson was employed by ConAgra Foods Inc. where he was the Business Director, Asia Pacific, from February 2002 to February 2005 and Business Director, Asia Pacific, Grocery Division, from September 1999 to February 2002. From January 1998 to September 1999, Mr. Parkinson served as a consultant to the Tait Group Inc., where he assisted senior management with new business development projects. From November 1984 to January 1998, Mr. Parkinson held positions of increasing responsibility at the Tait Group, where he was a Managing Director for Tait Asia Ltd. from January 1993 to January 1998 and a General Manager for Tait Taiwan from November 1984 to January 1993. Mr. Parkinson was also previously employed by Harrisons + Smurthwaite Ltd., Boyd Briggs + Co. Ltd. and Monsanto Ltd. Mr. Parkinson received a B.A. from the University of Leeds in the United Kingdom.

SUMMARY COMPENSATION TABLE

The following table includes information regarding the compensation paid or awarded to the named executive officers listed below during 2011, 2012 and 2013. We have no pension or deferred compensation plans and, therefore, have omitted the column regarding compensation under such plans.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compen-sation (3) ($)	All Other Compen-sation ($)	Total ($)
Matthew M. Mannelly	2013	$629,533	-	$80,007	$160,00	$1,140,000	$9,750(5)	$2,019,290
President and Chief	2012	$556,154	$196,325 (4)	$620,500	-	$1,003,675	$9,915 (5)	$2,386,569
Executive Officer	2011	$530,000	$60,310 (6)	-	-	$939,690	$10,975(5)	$1,540,975
Ronald M. Lombardi	2013	$410,755	-	$234,004	$468,158	$489,600	$9,214(5)	$1,611,731
Chief Financial Officer (7)	2012	$370,000	$84,360 (4)	$511,713	$406,129	$421,800	$10,958 (5)	$1,804,960
	2011	$119,301	$25,000 (6)	$58,798	$117,588	$144,322	$3,930 (5)	$468,939
Timothy J. Connors	2013	$386,445	-	$221,995	$444,151	$368,000	$8,797(5)	$1,429,388
Executive Vice President,	2012	$350,000	$66,500 (4)	$394,048	$419,107	$332,500	$8,071 (5)	$1,570,226
Sales and Marketing (8)	2011	$305,902	$192,500(9)	-	$498,000	$207,500	$128,916 (10)	$1,332,818
John F. Parkinson	2013	$249,073	-	$81,360	$162,780	$184,852	-	$678,065
Senior Vice President,	2012	$242,553	$16,864 (4)	$135,282	$147,616	$168,644	-	$710,959
International (11)	2011	$221,900	-	$71,610	$145,390	$196,714	$8,653 (5)	$644,267
Samuel C. Cowley	2013	$335,000	-	$111,666	$223,411	$281,400	$9,780(5)	$961,256
General Counsel, Vice	2012	$27,610	-	-	-	-	$125,000(13)	$152,610
President, Business Development (12)								

(1) The amounts shown in this column reflect the grant date fair value of restricted common stock and restricted stock unit awards, determined in accordance with Financial Accounting Standards Board ASC Topic 718 Stock Compensation ("FASB ASC Topic 718"). The fair value of the restricted common stock and restricted stock unit awards is based on the market value of the Company's common stock on the grant date.

(2) The amounts shown in this column reflect the grant date fair value of stock option awards, determined in accordance with FASB ASC Topic 718. The fair value of each stock option award was estimated on the date of grant using the Black-Scholes Option Pricing Model ("Black-Scholes Model"). The Black-Scholes Model uses certain assumptions about expected volatility of the Company's common stock, the expected term of the stock options and risk-free interest rates. For additional information regarding the assumptions used in the Black-Scholes Model, please see Note 15 to the financial statements contained in our Annual Report on Form 10-K for 2013, which is included in the Annual Report to Stockholders accompanying this Proxy Statement.

(3) Non-equity incentive plan awards are accrued for the fiscal year in which earned but are paid promptly after the completion of the audit of the Company's financial statements for such fiscal year.

(4) Represents a discretionary bonus paid to the named executive officer based on the Company's performance in 2012.

(5) Represents a matching contribution by the Company on the named executive officer's behalf to the Company's 401(k) plan.

(6) Represents a discretionary bonus paid to the named executive officer based on the Company's performance in 2011.

(7) Mr. Lombardi's employment with the Company commenced on December 6, 2010.

(8) Mr. Connors' employment with the Company commenced on April 19, 2010. Effective as of January 1, 2011, Mr. Connors was promoted to Executive Vice President, Sales and Marketing.

(9) Consists of (i) a guaranteed bonus of $142,500; and (ii) a $50,000 discretionary bonus paid to Mr. Connors based on the Company's performance in 2011.

(10) Consists of (i) the payment to Mr. Connors of relocation costs in the amount of $125,000; and (ii) $3,916 matching contribution by the Company on Mr. Connors' behalf to the Company's 401(k) plan.

(11) All compensation, other than equity awards, is paid in Great British Pounds and is converted to U.S. Dollars at the average exchange rate for the month paid or incurred.

(12) Mr. Cowley's employment with the Company commenced on February 29, 2012.

(13) Consists of a payment to Mr. Cowley of relocation costs in the amount of $125,000.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2013

The following Grants of Plan-based Awards table provides additional information regarding non-equity and equity incentive plan awards granted to the named executive officers during 2013. The non-equity incentive plan awards were granted pursuant to the 2013 Annual Cash Incentive Plan and the equity incentive plan awards were granted pursuant to the 2005 Plan. The equity incentive plan awards were comprised of restricted stock units and stock options. The column titled "Estimated Future Payouts Under Equity Incentive Plan Awards" has been omitted since there were no performance-based equity awards granted by the Company to the named executive officers in 2013.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock of Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock And Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)				
Mr. Mannelly	5/9/12 (1)	325,000	650,000	1,300,000				
	8/6/12(2)				5,109			$80,007
	8/6/12 (3)					21,978	$15.66	$160,000
Mr. Lombardi	5/9/12 (1)	127,500	255,500	510,000				
	5/9/12 (3)					78,550	$13.24	$468,158
	5/9/12 (2)				17,674			$234,004
Mr. Connors	5/9/12 (1)	100,000	200,000	400,000				
	5/9/12 (3)					74,522	$13.24	$444,115
	5/9/12 (2)				16,767			$221,995
Mr. Parkinson	5/9/12 (1)	57,766	115,532	231,064				
	5/9/12 (3)					27,312	$13.24	$162,780
	5/9/12 (2)				6,145			$81,360
Mr. Cowley	5/9/12(1)	83,750	167,500	335,000				
	5/9/12(3)					37,485	$13.24	$223,411
	5/9/12(2)				8,434			$111,666

(1) Represents the date on which the named executive officer became eligible for a cash incentive payment under the 2013 Annual Cash Incentive Plan.

(2) Represents the date on which restricted stock units were granted to the named executive officer, which vest on the three-year anniversary of the date of grant.

(3) Represents the date on which stock options were granted to the named executive officer. The stock options vest in three equal annual installments commencing on the first anniversary of the date of grant.

(4) Represents the grant date fair value of the awards, determined in accordance with FASB ASC Topic 718.

What was the effect of employment agreements on executive compensation?

Certain elements of the executive compensation presented in the tables above were expressly included in the executive's employment agreement with the Company and therefore not subject to the discretion of the Compensation Committee. For example, the initial equity grants made to Messrs. Lombardi and Connors in 2011 and the relocation payment made to Mr. Connors were governed by express provisions in their respective employment agreements with the Company.

What part of executive compensation was comprised of non-equity incentive plan awards?

Pursuant to the terms of the non-equity incentive plan awards, based on the Company's financial performance, the named executive officers may receive no cash payment or a cash payment ranging from a threshold amount to a maximum amount, inclusive of the target amount, based on the Company's performance and a performance grid approved by the Compensation Committee. For 2011, 2012 and 2013, employees of the Company received 197%, 190% and 160% respectively, of their target bonus payments under the applicable Annual Cash Incentive Plan, subject to a discretionary increase or decrease of the cash payment based on the employee's individual performance during the applicable year.

What part of executive compensation was comprised of equity incentive plan awards?

Restricted Stock and Units. On April 8, 2010, Mr. Parkinson received a grant of restricted stock units which vested on April 8, 2013. On December 6, 2010, Mr. Lombardi received a grant of restricted stock units which vest on December 6, 2013. On May 10, 2011, Messrs. Lombardi, Connors and Parkinson received a grant of restricted stock units which vest on May 10, 2015. On January 25, 2012, Messrs. Mannelly, Lombardi, Connors and Parkinson received a grant of restricted stock units which vest in three equal annual installments commencing on January 25, 2013. On May 9, 2012, Messrs. Lombardi, Connors, Parkinson and Cowley received a grant of restricted stock units which vest on the three-year anniversary of the date of grant. On August 6, 2012, Mr. Mannelly received a grant of restricted stock units which vest in three equal annual installments commencing on August 6, 2013.

Stock Options. On April 8, 2010, Mr. Parkinson received grants of stock options which vest in three equal annual installments commencing on April 8, 2011. The stock options have an exercise price equal to $9.03, which equals the closing price of our common stock on the NYSE on April 8, 2010. The stock options have a term of ten years and expire on April 7, 2020. On April 19, 2010, Mr. Connors received a stock option award which vests in three equal annual installments commencing on April 19, 2011. The stock option award has an exercise price equal to $9.45, which equals the closing price of our common stock on the NYSE on April 19, 2010. The stock option award has a term of ten years and expires on April 18, 2020. On December 6, 2010, Mr. Lombardi received a stock option award which vests in three equal annual installments commencing on December 6, 2011. The stock option award has an exercise price equal to $11.90, which equals the closing price of our common stock on the NYSE on December 6, 2010.The stock option award has a term of ten years and expires on December 5, 2020. On May 10, 2011, Messrs. Lombardi, Connors and Parkinson received grants of stock options which vest in three equal annual installments commencing on May 10, 2012. The stock options have an exercise price equal to $11.27, which equals the closing price of our common stock on the NYSE on May 10, 2011. The stock options have a term of ten years and expire on May 9, 2021. On May 9, 2012, Messrs. Lombardi, Connors, Parkinson and Cowley received a grant of stock options which vest in three equal annual installments commencing on May 9, 2013. The stock options have an exercise price equal to $13.24, which equals the closing price of our common stock on the NYSE on May 9, 2012. The stock options have a term of ten years and expire on May 8, 2022. On August 6, 2012, Mr. Mannelly received a grant of stock options which vest in three equal annual installments commencing on August 6, 2013. The stock options have an exercise price equal to $15.66, which equals the closing price of our common stock on the NYSE on August 6, 2012. The stock options have a term of ten years and expire on August 5, 2022.

OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR-END

The following table summarizes the equity awards made to the named executive officers that were outstanding as of March 31, 2013.

	Option Awards				Stock Awards	
Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Or Units Of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (1) ($)
Mr. Mannelly	-	21,978 (19)	$15.66	8/6/2022	5,109 (20)	131,250
	-	450,000 (2)	$7.16	9/2/2019	54,000 (3)	1,387,260
					33,333(4)	856,325
Mr. Lombardi	-	78,550(21)	$13.24	5/9/2022	17,674(18)	454,045
	12,746 (5)	6,374 (6)	$11.90	12/5/2020	4,941 (7)	126,934
	23,221(8)	46,441 (9)	$11.27	5/9/2021	17,876 (10)	459,234
					16,667 (4)	428,175
Mr. Connors	-	74,522(21)	$13.24	5/9/2022	16,767(18)	430,744
	22,506 (11)	33,333 (12)	$9.45	4/18/2020	-	-
	23,963 (8)	47,925 (9)	$11.27	5/9/2021	18,447 (10)	473,903
					10,000 (4)	256,900
Mr. Parkinson	-	27,312(21)	$13.24	5/9/2022	6,145(18)	157,865
	20,386 (13)	-	$12.86	5/24/2017	-	203,722
	22,143 (14)	-	$10.91	5/29/2018	7,930 (17)	166,934
	20,138(15)	10,070(16)	$9.03	4/7/2020	6,498 (10)	85,625
	8,440 (8)	16,880(9)	$11.27	5/9/2021	3,333 (4)	
Mr. Cowley	-	37,485(21)	$13.24	5/9/2022	8,434(18)	216,669

(1) Represents the value of non-vested shares of restricted stock units and restricted stock on March 31, 2013, which was calculated using $25.69 per share, the closing price of the Company's common stock on the NYSE on March 28, 2013, the last trading day of fiscal 2013.

(2) Represents the non-vested portion of stock options granted to Mr. Mannelly on September 2, 2009, which vest in one remaining annual installment on September 2, 2013.

(3) Represents the non-vested portion of restricted common stock granted to Mr. Mannelly on September 2, 2009, which vest in one remaining annual installment on September 2, 2013.

(4) Represents the non-vested portion of restricted stock units granted to the named executive officer on January 25, 2012, which vest in two remaining equal annual installments commencing January 25, 2014.

(5) Represents the vested portion of stock options granted to Mr. Lombardi on December 6, 2010, which vested on December 6, 2011 and 2012.

(6) Represents the non-vested portion of stock options granted to Mr. Lombardi on December 6, 2010, which vest on December 6, 2013.

(7) Represents the non-vested restricted stock units granted to Mr. Lombardi on December 6, 2010, which vest on December 6, 2013.

(8) Represents the vested portion of stock options granted to the named executive officer on May 10, 2011, which vested on May 10, 2012.

(9) Represent the non-vested portion of stock options granted to the named executive officer on May 10, 2011, which vest in one remaining annual installment on May 10, 2013.

(10) Represents the non-vested portion of restricted common stock granted to the named executive officer on May 10, 2011, which vest on May 10, 2014.

(11) Represents the vested portion of stock options granted to Mr. Connors on April 19, 2010, which vested on April 19, 2012.

(12) Represents the non-vested portion of stock options granted to Mr. Connors on April 19, 2010, which vest on April 19, 2013.

(13) Represents the stock options granted to Mr. Parkinson on May 25, 2007, which vested in equal annual installments on May 25, 2008, 2009 and 2010.

(14) Represents the stock options granted to Mr. Parkinson on May 30, 2008, which vested in equal annual installments on May 30, 2009, 2010 and 2011.

(15) Represents the vested portion of stock options granted to Mr. Parkinson on April 8, 2010, which vested in equal annual installments on April 8, 2011 and 2012.

(16) Represents the non-vested portion of stock options granted to Mr. Parkinson on April 8, 2010, which vest on April 8, 2013.

(17) Represents restricted stock units granted to Mr. Parkinson on April 8, 2010, which vest on April 8, 2013.

(18) Represents the non-vested portion of restricted stock units granted to the named executive officer on May 9, 2012, which vest on May 9, 2015.

(19) Represents the non-vested portion of stock options granted to Mr. Mannelly on August 6, 2012, which vest in three equal annual installments commencing on August 6, 2013.

(20) Represents the non-vested portion of restricted stock units granted to Mr. Mannelly on August 6, 2012, which vest on August 6, 2015.

(21) Represent the non-vested portion of stock options granted to the named executive officer on May 9, 2012, which vest in three equal annual installments commencing on May 9, 2013.

2013 OPTION EXERCISES AND STOCK VESTED

During 2013, except for the vesting of certain shares of restricted common stock granted to Messrs. Mannelly, Lombardi, Connors and Parkinson and the exercise of certain stock options by Mr. Mannelly, none of our named executive officers exercised any stock options and none of the restricted common stock and restricted stock units granted under the 2005 Plan to our named executive officers vested.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Mannelly	600,000(5) 75,000(7)	7,830,078(6) 1,267,205(8)	27,000 (1) 16,667(3)	$433,620 (2) $364,507(4)
Mr. Lombardi	-	-	8,333(3)	$182,243(4)
Mr. Connors	44,161(9)	480,907(10)	5,000(3)	$109,350(4)
Mr. Parkinson	-	-	1,667(3)	$36,457(4)
Mr. Cowley	-	-	-	-

(1) Represents the number of shares that vested on September 2, 2012 pursuant to a restricted stock award Agreement with the Company.

(2) Calculated using $16.06 per share, the closing price of the Company's common stock on August 31, 2012, the last day of trading prior to the September 2, 2012 vesting date.

(3) Represents the number of shares that vested on January 25, 2013 pursuant to a restricted stock award granted on January 25, 2012.

(4) Calculated using $21.87 per share, the closing price of the Company's common stock on January 25, 2013.

(5) In November 2012, Mr. Mannelly exercised 600,000 outstanding vested stock options.

(6) Calculated using the actual net proceeds received by Mr. Mannelly at a weighted average selling price of $20.21 per share.

(7) In February 2013, Mr. Mannelly exercised 75,000 outstanding vested stock options.

(8) Calculated using the actual net proceeds received by Mr. Mannelly at a weighted average selling price of $24.06 per share.

(9) In December 2012, Mr. Connors exercised 44,161 outstanding vested stock options.

(10) Calculated using the actual net proceeds received by Mr. Connors at a weighted average selling price of $20.34 per share.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our named executive officers are entitled to certain benefits in the event their employment is terminated under specified circumstances. Circumstances which would trigger payments and/or other benefits to our named executive officers include termination of employment by the Company without cause, termination by the named executive officer for good reason or a change in control of the Company.

In order for a named executive officer to receive the payment and/or benefits to which he is entitled pursuant to any applicable employment agreement, he must execute and deliver to the Company a release in a form satisfactory to the Company. So long as any named executive officer who is receiving severance payments and/or benefits from the Company has not breached any applicable restrictive covenants (including, without limitation, non-compete, non-solicitation, non-disparagement and/or confidentiality agreements), the Company will continue to make any required payments. In the event a named executive officer breaches any applicable restrictive covenant, the Company will cease making any future payments and providing any other benefits to the named executive officer, and will also consider pursuing all legal and equitable remedies available to the Company under any applicable employment agreement and applicable law.

The following table sets forth payments and benefits that may be received by our named executive officers under any existing employment agreements, equity grant agreements, plans or arrangements, whether written or unwritten, in the event of termination for specified reasons and/or a change in control of the Company. The following information has been prepared based on the assumption that the named executive officer's employment terminated, or a change in control of the Company occurred, on March 31, 2013. With respect to the accelerated vesting of equity awards, the value of such acceleration was calculated using $25.69 the closing price for our common stock on March 28, 2013, the last trading day of fiscal 2013.

Name	Termination By Company Without Cause ($)	Termination By Named Executive Officer With Good Reason ($)	Death ($)	Disability ($)	Termination in Connection with Change in Control ($)	Change in Control (Absent Termination) ($) (7)
Mr. Mannelly	$2,612,000 (1)	$2,612,000 (1)	-	-	$8,000,758(2)	$3,021,337
Mr. Lombardi	$873,574 (3)	$873,574 (3)	-	-	$1,893,039(4)	$1,019,465
Mr. Connors	$745,719 (3)	$745,719 (3)	-	-	$2,516,606(4)	$1,770,888
Mr. Parkinson	$445,331(5)	$445,331 (5)	-	-	$1,151,216(4)	$705,886
Mr. Cowley	$635,480 (3)	$635,480 (3)			$944,179(6)	$308,699

(1) Pursuant to Mr. Mannelly's employment agreement, he is entitled to receive 1.5 times the sum of (i) his base salary and (ii) his average annual incentive bonus for the three years preceding his termination, payable in installments ratably over twelve (12) months.

(2) Assumes that Mr. Mannelly was terminated without cause or resigned for good reason in connection with a change in control of the Company. In addition to the severance payments to be received in connection with a termination without cause or resignation for good reason (as reflected in the first two columns of the table), the amount shown includes the value of the accelerated vesting of restricted common stock, restricted stock units and stock option awards that are "in-the-money" and the estimated gross-up payment to cover any excise taxes imposed under Section 280G of the Code that Mr. Mannelly would be entitled to pursuant to his employment agreement with the Company. The estimated gross-up payment is calculated to be $2,335,209. The estimated gross-up payment was calculated based on a 280G exercise tax rate of 20% and a blended tax rate of 39.6% for federal, state and Medicare withholding taxes.

(3) Pursuant to the named executive officer's employment agreement, he is entitled to receive the sum of (i) his base salary, and (ii) his average annual incentive bonus paid for the last three completed fiscal years prior to the date of termination and otherwise as calculated pursuant to the terms of his Employment Agreement with the Company, payable in installments ratably over twelve (12) months. He will also be entitled to continued coverage under the Company's welfare plans for him and his covered dependents for a 12-month period at the then-current active employee cost, the value of which has been estimated, and included in the table, based upon fiscal 2013 rates.

(4) Assumes that the named executive officer was terminated without cause or resigned for good reason in connection with a change in control of the Company. In addition to the severance payments to be received in connection with a termination without cause or resignation for good reason (as reflected in the first two columns of the table), the amount shown includes the value of the accelerated vesting of restricted common stock, restricted stock units and stock option awards that are "in-the-money."

(5) Pursuant to Mr. Parkinson's Employment Agreement, he is entitled to receive the sum of (i) his base salary, and (ii) his 2013 Annual Cash Incentive Plan payment. He will also be entitled to continued coverage under the Company's welfare plans for him and his covered dependents for a 12-month period at the then-current active employee cost, the value of which has been estimated, and included in the table, based upon fiscal 2013 rates.

(6) Pursuant to Mr. Cowley's Employment Agreement, in the event of a change in control of the Company and his subsequent termination of employment without cause or his resignation for good reason no later than March 1, 2014, he is entitled to receive (i) a payment equal to two times the sum of (A) his base salary, and (B) his average annual incentive bonus calculated pursuant to the terms of his Employment Agreement with the Company, and (ii) a moving allowance of $125,000. In addition to the severance payments to be received in connection with a termination without cause or resignation for good reason, the amount shown includes the value of the accelerated vesting of restricted common stock, restricted stock units and stock option awards that are "in-the-money."

(7) Reflects the value of the accelerated vesting of restricted common stock, restricted stock units and stock option awards that are "in-the-money."

For additional information regarding payments required to be made to a named executive officer pursuant to his employment agreement or any other arrangement with the Company in connection with a termination of employment and/or a change in control of the Company, please see the sections titled "Executive Compensation and Other Matters – Employment Agreements" and "Executive Compensation and Other Matters – Additional Vesting Provisions" contained elsewhere in this Proxy Statement.

Employment Agreements

Do any Named Executive Officers have employment agreements?

Yes. We have employment agreements with Messrs. Mannelly, Lombardi, Connors, Parkinson and Cowley.

What are the terms of Mr. Mannelly's employment agreement?

On September 2, 2009, the Company entered into an employment agreement with Mr. Mannelly setting out the terms of his employment (the "Mannelly Employment Agreement"). The Mannelly Employment Agreement has an initial term of three years and thereafter renews for consecutive one-year terms unless six (6) months prior notice of non-renewal is tendered by either party.

Mr. Mannelly earned an annual base salary of $650,000, which is subject to increase in the discretion of the Board of Directors, and is eligible to participate in the Company's annual incentive bonus plan with an annual target bonus equal to 100% of his base salary.

In connection with the start of his employment, Mr. Mannelly received two equity awards under the Company's 2005 Plan. He received an award of options to purchase 1,125,000 shares of the Company's common stock and an award of 135,000 shares of restricted common stock. Each award vests in equal installments over five years, provided he is an employee in good standing on the applicable vesting dates.

If Mr. Mannelly's employment is terminated by the Company without cause or by Mr. Mannelly for good reason, he would receive a payment of earned salary, expense reimbursement, vacation pay, and any payments due to him under the Company's benefits plans. He would also receive, after Mr. Mannelly's execution of a release in a form satisfactory to the Company, a payment of 1.5 times the sum of his annual base salary and average annual incentive bonus (as defined in the Mannelly Employment Agreement) for the three years preceding his termination. In addition to these payments, if Mr. Mannelly's termination occurs in connection with a change in control (as such term is defined in the 2005 Plan), Mr. Mannelly's equity awards would accelerate and fully vest. Mr. Mannelly would also be eligible to receive a gross-up payment to cover any excise taxes imposed under Section 280G of the Code, provided that if Mr. Mannelly's payments do not exceed 110% of the total amounts that could be paid to him without resulting in the excise tax, the payments to Mr. Mannelly will instead be reduced to the amount that could be paid without resulting in the imposition of the excise tax.

Pursuant to the terms of the Mannelly Employment Agreement, Mr. Mannelly is subject to a non-competition covenant that generally limits his ability to compete with the Company in any countries in which it conducts business and non-solicitation and non-disparagement covenants. These limitations continue for a period of 18 months following termination, regardless of the cause of the termination.

What are the terms of Messrs. Lombardi's, Connors', Parkinson's and Cowley's employment agreements?

The terms of Messrs. Lombardi's, Connors', Parkinson's and Cowley's employment agreements are substantially identical to one another, except for certain provisions regarding the amount of compensation to be paid thereunder. The table set forth below discloses for 2014 the varying items of compensation for Messrs. Lombardi, Connors, Parkinson and Cowley. In addition, a summary of the material identical terms of the employment agreements for Messrs. Lombardi, Connors, Parkinson and Cowley is provided below.

Employment Agreement Provision	Mr. Lombardi	Mr. Connors	Mr. Parkinson	Mr. Cowley
Commencement Date	December 6, 2010	April 19, 2010	October 1, 2007	February 29, 2012
Title	Chief Financial Officer	Executive Vice President, Sales and Marketing	Senior Vice President, International	General Counsel, Vice President, Business Development
Base Salary	$450,000	$415,000	$271,240	$345,000
Target Bonus (percent of Base Salary)	60%	50%	45%	50%
Target Equity Grant (percent of Base Salary)	150%	150%	100%	100%

During the term of the named executive officer's employment with the Company, he will be entitled to the benefits approved by the Board of Directors and made available to the senior management of the Company, which include vacation time and medical, dental, life and disability insurance. The Board of Directors, on a basis consistent with past practice, will review the annual base salary of the named executive officer and may increase the annual base salary by such amount as the Board of Directors, in its sole discretion, deems appropriate.

Pursuant to the terms of the named executive officers' employment agreements, the named executive officer's employment will continue until (i) his death, disability or resignation from employment with the Company; or (ii) the Company decides to terminate his employment with or without cause. If (a) the named executive officer's employment is terminated without cause (as defined in the Employment Agreement), or (b) he resigns from employment with the Company for good reason (as defined in the Employment Agreement), then after the named executive officer's execution of a release in a form satisfactory to the Company, during the period commencing on the date of termination of employment and ending on the first anniversary date thereof, the Company will pay to the named executive officer, in equal installments in accordance with the Company's regular payroll, an aggregate amount equal to (i) the named executive officer's annual base salary, plus (ii) an amount equal to the average annual incentive bonus for the three years preceding his termination, or, in the case of Mr. Parkinson, an amount equal to the annual bonus, if any, for the last fiscal year ended prior to the date of termination. In addition, if the named executive officer is entitled on the date of termination to coverage under the medical and prescription portions of the Company's benefit plans, such coverage will continue for him and his covered dependents for a period ending on the first anniversary of the date of termination at the active employee cost payable by the named executive officer with respect to those costs paid by him prior to the date of termination.

Mr. Cowley's Employment Agreement also provides that, in the event of a change in control of the Company and his subsequent termination of employment without cause or his resignation for good reason no later than March 1, 2014, he is entitled to receive (i) a payment equal to two times the sum of (A) his base salary, and (B) an amount equal to the average annual incentive bonus for the three years preceding his termination, and (ii) a moving allowance of $125,000.

The named executive officers' employment agreements also contain certain confidentiality and one-year non-competition and non-solicitation provisions as well as other provisions that are customary for an executive employment agreement.

Additional Vesting Provisions

What are the additional vesting provisions?

Our 2005 Plan provides that the Compensation Committee may, at its discretion, decide to vest the non-vested portion of a grantee's restricted stock, restricted stock units or stock option award if a grantee's employment is terminated due to death, disability or retirement. All non-vested equity awards under the 2005 Plan will vest on an accelerated basis in the event of a change in control of the Company, whether or not the grantee is subsequently terminated.

DIRECTOR COMPENSATION IN FISCAL 2013

The following table sets forth the cash and equity compensation paid or awarded to our non-employee directors during 2013. The columns regarding option awards and non-equity incentive, pension and deferred compensation plans have been omitted, as the Company does not provide such elements of compensation to our directors for their services.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Total ($)
Dr. Costley	$95,833	$50,000	$145,833
Mr. Byom	$60,000	$50,000	$110,000
Mr. Hinkaty	$56,833	$50,000	$106,833
Mr. Lonergan	$56,833	$50,000	$106,833

(1) Represents the grant date fair value of the stock awards granted in fiscal year 2013, determined in accordance with FASB ASC Topic 718. On June 29, 2012, each non-employee director received 3,163 restricted stock units valued at $50,000. The grant date fair value of the restricted stock units is based on the market value of the Company's common stock on the grant date. As of March 31, 2013, except for Mr. Hinkaty who held 13,461 restricted stock units, each of Messrs. Byom, Costley and Lonergan held 20,771 restricted stock units in the aggregate.

Our independent directors receive cash compensation comprised of retainer fees, attendance fees and fees for acting as Lead Director or a Chairman of a Committee of the Board of Directors. In addition, each of our independent directors receives a one-time grant of common stock equal to $20,000 as of the date of the first Annual Meeting of Stockholders held after such director became a member of the Board of Directors. Each independent director also receives an annual $60,000 grant of equity securities on the date of each Annual Meeting of Stockholders.

On June 29, 2012, each of Messrs. Byom, Costley, Hinkaty and Lonergan received 3,163 restricted stock units, representing $50,000 divided by $15.81 (the closing price of our common stock on the NYSE on June 29, 2012). The restricted stock units, which entitle the grantee to receive one share of common stock for each restricted stock unit, will vest on June 29, 2013 so long as the grantee is a member of the Board of Directors on such date and will be settled upon the earliest to occur of such director's death, disability or the six month anniversary of cessation of board service for any reason other than death or disability.

For more information regarding the compensation arrangements we have with our directors, please see "Proposal No. 1 - Election of Directors - How are the Company's directors compensated?" on page 10 of this Proxy Statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2013, Charles J. Hinkaty, John E. Byom, Gary E. Costley and Patrick M. Lonergan served as members of the Compensation Committee. During 2013, no member of the Compensation Committee served as an officer or employee of the Company or its subsidiaries, was formerly an officer of the Company or its subsidiaries, or entered into any transactions with the Company or its subsidiaries that would require disclosure under applicable SEC regulations. During 2013, none of our executive officers served as a member of the compensation committee or on the board of directors of another entity, any of whose executive officers served on our Compensation Committee or on the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Were there any conflict of interest transactions during 2013?

No person or entity had significant business relationships with us in 2013 that would require disclosure under applicable SEC regulations, and no other transactions that would need to be disclosed under SEC regulations are currently planned for 2014.

Has the Board adopted a Related Person Transaction Policy?

During 2008, we adopted a Related Person Transaction Policy. A summary of the Related Person Transaction Policy is set forth below and the full text of the Policy is available at the Investors tab on our web site at www.prestigebrands.com.

Transactions Subject to the Policy. A Related Person Transaction is a transaction in which the Company (which, for purposes of determining whether a transaction qualifies, includes the Company's subsidiaries) is or will be a Participant (as defined below), involving an amount exceeding $120,000, and in which any Related Person (as defined below) had or will have a direct or indirect material interest. The term "Participant" is broadly defined to include situations in which the Company is not technically a party but has influenced another party to enter into a transaction or provide value to a Related Person. For example, facilitating the use of a Related Person as a supplier to the Company's contract manufacturer would constitute "participation" by the Company and bring such an arrangement within the scope of the Policy.

The following transactions are exempt from the Policy:

- Payment of compensation by the Company to a Related Person for service to the Company in the capacity or capacities that give rise to the person's status as a Related Person, so long as the compensation is publicly disclosed, if such disclosure is required, in the Company's Annual Report on Form 10-K (or Proxy Statement or information statement incorporated by reference into such Annual Report);

- Transactions available to all employees or all stockholders of the Company on the same terms and conditions; and

- Transactions that, when aggregated with the amount of all other transactions between the Related Person and the Company, involve less than $120,000 in a fiscal year.

Definition of Related Person. For purposes of the Policy, a "Related Person" means:

- Any person who is, or at any time since the beginning of the Company's most recently completed fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

- Any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities;

- Any Immediate Family Member (as defined in the Policy) of any of the foregoing persons; and

- Any Affiliate (as defined in the Policy) of any of the foregoing persons or Immediate Family Members.

Notification Procedures. A transaction with a Related Person that is identified in advance is required to be disclosed to the General Counsel for review. In the event the Company becomes aware of a transaction with a Related Person that was not disclosed to the Company, the General Counsel will review the transaction. If the General Counsel determines that a transaction is a Related Person Transaction subject to the Policy, he will submit such transaction to the Audit Committee for consideration at the next Audit Committee meeting or, if it is not practicable or desirable to wait until the next Audit Committee meeting, to the Chair of the Audit Committee for prompt consideration. Any ongoing or completed Related Person Transaction that is disapproved by the Audit Committee or the Chair of the Audit Committee is subject to corrective action by the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The United States federal securities laws require our officers, directors and persons who beneficially own more than 10% of our common stock to file reports of securities ownership and changes in such ownership with the SEC.

We believe, based upon a review of the forms filed with the SEC and written representations provided to us by our officers and directors, that they timely filed all forms required by Section 16(a) of the Exchange Act during 2013, except that Mr. Byom filed a Form 4 on March 7, 2013 following his sale of stock of the Company on February 19, 2013.

REPORT OF THE AUDIT COMMITTEE

This Audit Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

What is the Audit Committee and are its members "independent"?

The Audit Committee is composed of four directors appointed by the Board of Directors, all of whom are independent from the Company and its management as independence for audit committee members is defined in the NYSE listing standards and Rule 10A-3 under the Exchange Act. The Audit Committee operates under a written charter adopted by the Board of Directors, which is available to our stockholders and interested parties at the Investors tab on our website at www.prestigebrands.com or is also available in print to any stockholder or other interested party who makes a written request to the Company's Secretary. The primary function of the Audit Committee is to assist the Board of Directors in its oversight and monitoring of our financial reporting and audit process, our system of internal control, our risk assessment process and our process for monitoring compliance with laws, regulations and policies. The Audit Committee also recommends to the Board of Directors the selection of the Company's independent registered public accounting firm.

Are the members of the Audit Committee "financially literate"?

The members of the Audit Committee are financially literate as that qualification is interpreted by the Board of Directors and the NYSE. In addition, the Board has determined that Mr. Byom is an "audit committee financial expert" as defined by SEC regulations.

What is the relationship between management and the Audit Committee?

Management has the primary responsibility for establishing and monitoring adequate internal accounting and financial controls, the financial reporting process for preparing financial statements and compliance with the Company's legal and ethics programs. PricewaterhouseCoopers LLP is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with auditing standards generally accepted in the United States of America and for issuance of a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and report its findings to the full Board of Directors.

What steps did the Audit Committee take in recommending that our audited financial statements be included in our annual report?

- The Audit Committee has met and held discussions separately and jointly with each of management and PricewaterhouseCoopers LLP regarding the Company's audited consolidated financial statements for 2013, management's assessment of the effectiveness of the Company's internal control over financial reporting and PricewaterhouseCoopers LLP's evaluation of the Company's internal control over financial reporting.

- Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, on a consistent basis, and the Audit Committee has reviewed and discussed the quarterly and annual earnings press releases and consolidated financial statements with management and PricewaterhouseCoopers LLP. The Audit Committee discussed with PricewaterhouseCoopers LLP matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standards No. 61, as amended, "Communication with Audit Committees."

- The Audit Committee also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence" and discussed with PricewaterhouseCoopers LLP their independence. The Audit Committee also considered whether PricewaterhouseCoopers LLP's provision of non-audit services to the Company is compatible with maintaining PricewaterhouseCoopers LLP's independence from the Company. The Audit Committee concluded that PricewaterhouseCoopers LLP is independent from the Company and its management.

Based on its review of the Company's audited financial statements and the discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for 2013 be included in the Company's Annual Report on Form 10-K for 2013 for filing with the SEC.

MEMBERS OF THE AUDIT COMMITTEE

John E. Byom (Chairman)
Gary E. Costley
Charles J. Hinkaty
Patrick M. Lonergan

SUBMISSION OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

How do I submit a stockholder proposal for inclusion in the Proxy Statement for next year's Annual Meeting?

To be included in our Proxy Statement for our 2014 Annual Meeting of Stockholders pursuant to SEC Rule 14a-8, a proposal must be submitted by an eligible stockholder who complies with SEC Rule 14a-8 and must be received by us at our principal executive offices at 660 White Plains Rd., Tarrytown, New York 10591, Attention: Secretary by February 25, 2014 (or, if the 2014 Annual Meeting of Stockholders is called for a date more than 30 days before or after July 29, 2014, within a reasonable time before we begin to print and mail our proxy materials for the 2014 Annual Meeting).

When and how must I submit a notice to introduce a director nomination or other item of business for it to be raised at the 2014 Annual Meeting, but not included in the Company's Proxy Statement?

Assuming that our 2014 Annual Meeting is not held more than 30 days prior to or delayed by more than 60 days after July 29, 2014, our Amended and Restated Bylaws provide that we must receive written notice of your intention to introduce a director nomination or other item of business at the 2014 Annual Meeting not less than 90 nor more than 120 days prior to July 29, 2014 (or between March 31, 2014 and April 30, 2014). If the Annual Meeting is held more than 30 days prior to or delayed by more than 60 days after July 29, 2014 (or a special stockholders meeting to elect directors is called), our Amended and Restated Bylaws provide that we must receive your notice not later than the close of business on the 10th day following the earlier of the day on which notice of the date of meeting was mailed or public disclosure of such meeting was made. If we do not receive notice within the prescribed dates, or if we meet other requirements of the SEC's rules, such matters will not be brought before the 2014 Annual Meeting. In addition, nominations or proposals not made in accordance with the procedures described above may be disregarded by the Chairman of the meeting. Any stockholder interested in making such a nomination or proposal should request a copy of our Amended and Restated Bylaws from the Company's Secretary.

Any written stockholder proposal or nomination for director to be presented at a meeting of our stockholders must comply with the procedures and such other requirements as may be imposed by our Amended and Restated Bylaws, Delaware law, the NYSE, the Exchange Act and the rules and regulations of the SEC and must include the information necessary for the Board of Directors to determine whether the candidate (with respect to a nomination for director only) qualifies as independent under the NYSE's and SEC's rules and possesses the qualifications and experience we expect our directors to have.

FORM 10-K

We will furnish without charge to each person whose proxy is being solicited, upon written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the SEC, including the financial statements and financial statement schedule thereto. Written requests for copies of our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 should be directed to Prestige Brands Holdings, Inc., 660 White Plains Rd., Tarrytown, New York 10591, Attention: Secretary. Our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 can also be downloaded without charge from the Investors tab of our website at www.prestigebrands.com.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains "forward-looking statements" within the meaning of the federal securities laws. "Forward-looking statements" generally can be identified by the use of forward-looking terminology such as "assumptions," "target," "guidance," "outlook," "plans," "projection," "may," "will," "would," "expect," "intend," "estimate," "anticipate," "believe," "potential," or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. These statements are based on management's estimates and assumptions with respect to future events and are believed to be reasonable, although they are inherently uncertain and difficult to predict. Actual results could differ materially from those expressed in the forward-looking statements as a result of a variety of factors. A discussion of factors that could cause results to vary is included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and other periodic reports filed with the SEC.

By Order of the Board of Directors

Samuel C. Cowley
General Counsel, Vice President, Business
Development and Secretary

June 25, 2013

APPENDIX A

PRESTIGE BRANDS HOLDINGS, INC.
2005 LONG-TERM EQUITY INCENTIVE PLAN
(AS AMENDED, EFFECTIVE JULY 29, 2013)

1. PURPOSE

This plan shall be known as the Prestige Brands Holdings, Inc. 2005 Long-Term Equity Incentive Plan (the "Plan"). The purpose of the Plan shall be to promote the long-term growth and profitability of Prestige Brands Holdings, Inc. (the "Company") and its Subsidiaries by (i) providing certain directors, officers and employees of, and certain other individuals who perform services for, the Company and its Subsidiaries with incentives to maximize stockholder value and otherwise contribute to the success of the Company and (ii) enabling the Company to attract, retain and reward the best available persons for positions of responsibility. Grants of incentive or non-qualified stock options, restricted stock, restricted stock units, deferred stock units, performance awards, cash-based awards (including annual bonuses) or any combination of the foregoing may be made under the Plan.

2. DEFINITIONS

(a) "Board of Directors" and "Board" mean the board of directors of the Company.

(b) "Cause" means the occurrence of one or more of the following events:

(i) Conviction of a felony or any crime or offense lesser than a felony involving the property of the Company or a Subsidiary; or

(ii) Conduct that has caused demonstrable and serious injury to the Company or a Subsidiary, monetary or otherwise; or

(iii) Willful refusal to perform or substantial disregard of duties properly assigned, as determined by the Company or a Subsidiary, as the case may be; or

(iv) Breach of duty of loyalty to the Company or a Subsidiary or other act of fraud or dishonesty with respect to the Company or a Subsidiary.

(c) "Change in Control" means the occurrence of one of the following events:

(i) if any "person" or "group" as those terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successors thereto, other than an Exempt Person, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act or any successor thereto), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities; or

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii) consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) by which the corporate existence of the Company is not affected and following which the

Company's chief executive officer and directors retain their positions with the Company (and constitute at least a majority of the Board); or

(iv) consummation of a plan of complete liquidation of the Company or a sale or disposition by the Company of all or substantially all the Company's assets, other than a sale to an Exempt Person.

(d) "Code" means the Internal Revenue Code of 1986, as amended.

(e) "Committee" means the Compensation Committee of the Board, which shall consist solely of two or more members of the Board.

(f) "Common Stock" means the Common Stock, par value $0.01 per share, of the Company, and any other shares into which such stock may be changed by reason of a recapitalization, reorganization, merger, consolidation or any other change in the corporate structure or capital stock of the Company.

(g) "Competition" is deemed to occur if a person whose employment with the Company or its Subsidiaries has terminated obtains a position as a full-time or part-time employee of, as a member of the board of directors of, or as a consultant or advisor with or to, or acquires an ownership interest in excess of 5% of, a corporation, partnership, firm or other entity that engages in any of the businesses of the Company or any Subsidiary with which the person was involved in a management role at any time during his or her last five years of employment with or other service for the Company or any Subsidiaries.

(h) "Disability" means a disability that would entitle an eligible participant to payment of monthly disability payments under any Company disability plan or as otherwise determined by the Committee.

(i) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(j) "Exempt Person" means (i) GTCR Golder Rauner, L.L.C., GTCR Golder Rauner II, L.L.C. or any of their respective affiliates, (ii) any person, entity or group under the control of any party included in clause (i), or (iii) any employee benefit plan of the Company or a trustee or other administrator or fiduciary holding securities under an employee benefit plan of the Company.

(k) "Family Member" has the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto.

(l) "Fair Market Value" of a share of Common Stock of the Company means, as of the date in question, the officially-quoted closing selling price of the stock (or if no selling price is quoted, the bid price) on the principal securities exchange on which the Common Stock is then listed for trading (including for this purpose the New York Stock Exchange) (the "Market") for the applicable trading day or, if the Common Stock is not then listed or quoted in the Market, the Fair Market Value shall be the fair value of the Common Stock determined in good faith by the Board; provided, however, that when shares received upon exercise of an option are immediately sold in the open market, the net sale price received may be used to determine the Fair Market Value of any shares used to pay the exercise price or applicable withholding taxes and to compute the withholding taxes.

(m) "Incentive Stock Option" means an option conforming to the requirements of Section 422 of the Code and any successor thereto.

(n) "Non-Employee Director" has the meaning given to such term in Rule 16b-3 under the Exchange Act and any successor thereto.

(o) "Non-qualified Stock Option" means any stock option other than an Incentive Stock Option.

(p) "Other Company Securities" mean securities of the Company other than Common Stock, which may include, without limitation, unbundled stock units or components thereof, debentures, preferred stock, warrants and securities convertible into or exchangeable for Common Stock or other property.

(q) "Retirement" means retirement as defined under any Company pension plan or retirement program or termination of one's employment on retirement with the approval of the Committee.

(r) "Subsidiary" means a corporation or other entity of which outstanding shares or ownership interests representing 50% or more of the combined voting power of such corporation or other entity entitled to elect the management thereof, or such lesser percentage as may be approved by the Committee, are owned directly or indirectly by the Company.

3. ADMINISTRATION.

The Plan shall be administered by the Committee; provided that the Board may, in its discretion, at any time and from time to time, resolve to administer the Plan, in which case the term "Committee" shall be deemed to mean the Board for all purposes herein. Subject to the provisions of the Plan, the Committee shall be authorized to (i) select persons to participate in the Plan, (ii) determine the form and substance of grants made under the Plan to each participant, and the conditions and restrictions, if any, subject to which such grants will be made, (iii) certify that the conditions and restrictions applicable to any grant have been met, (iv) modify the terms of grants made under the Plan, (v) interpret the Plan and grants made thereunder, (vi) make any adjustments necessary or desirable in connection with grants made under the Plan to eligible participants located outside the United States and (vii) adopt, amend, or rescind such rules and regulations, and make such other determinations, for carrying out the Plan as it may deem appropriate. Decisions of the Committee on all matters relating to the Plan shall be in the Committee's sole discretion and shall be conclusive and binding on all parties. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with applicable federal and state laws and rules and regulations promulgated pursuant thereto and the rules and regulations of the principal securities exchange on which the Common Stock is then listed for trading. No member of the Committee and no officer of the Company shall be liable for any action taken or omitted to be taken by such member, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for such person's own willful misconduct or as expressly provided by statute.

The expenses of the Plan shall be borne by the Company. The Plan shall not be required to establish any special or separate fund or make any other segregation of assets to assume the payment of any award under the Plan, and rights to the payment of such awards shall be no greater than the rights of the Company's general creditors.

4. SHARES AVAILABLE FOR THE PLAN.

Subject to adjustments as provided in Section 16 hereof, an aggregate of five million (5,000,000) shares of Common Stock (the "Shares") may be issued pursuant to the Plan. Such Shares may be in whole or in part authorized and unissued or held by the Company as treasury shares. If any grant under the Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any Shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld Shares shall thereafter be available for further grants under the Plan.

Without limiting the generality of the foregoing provisions of this Section 4 or the generality of the provisions of Sections 3, 6 or 18 or any other section of this Plan, the Committee may, at any time or from time to time, and on such terms and conditions (that are consistent with and not in contravention of the other provisions of this Plan) as the Committee may, in its sole discretion, determine, enter into agreements (or take other actions with respect to the options) for new options containing terms (including exercise prices) more (or less) favorable than the outstanding options.

5. PARTICIPATION.

Participation in the Plan shall be limited to those directors (including Non-Employee Directors), officers (including non-employee officers) and employees of, and other individuals performing services for, the Company and its Subsidiaries selected by the Committee (including participants located outside the United States). Nothing in the Plan or in any grant thereunder shall confer any right on a participant to continue in the service or employ as a director or officer of or in the performance of services for the Company or a Subsidiary or shall interfere in any way with the right of the Company or a Subsidiary to terminate the employment or performance of services or to reduce the compensation or responsibilities of a participant at any time. By accepting any award under the Plan, each participant and each person claiming under or through him or her shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

Incentive Stock Options or Non-qualified Stock Options, restricted stock awards, restricted stock unit or deferred stock unit awards, performance awards, cash-based awards (including annual bonuses) or any combination thereof, may be granted to such persons and for such number of Shares (or such dollar value) as the Committee shall determine (such individuals to whom grants are made being sometimes herein called "optionees" or "grantees," as the case may be). Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such individuals are similarly situated. A grant of any type made hereunder in any one year to an eligible participant shall neither guarantee nor preclude a further grant of that or any other type to such participant in that year or subsequent years.

6. INCENTIVE AND NON-QUALIFIED OPTIONS.

The Committee may from time to time grant to eligible participants Incentive Stock Options, Non-qualified Stock Options, or any combination thereof; provided that the Committee may grant Incentive Stock Options only to eligible employees of the Company or its subsidiaries (as defined for this purpose in Section 424(f) of the Code or any successor thereto). In any one calendar year, the Committee shall not grant to any one participant options to purchase a number of shares of Common Stock in excess of one million two hundred fifty thousand (1,125,000) (as adjusted pursuant to Section 16 hereof). The options granted shall take such form as the Committee shall determine, subject to the following terms and conditions.

It is the Company's intent that Non-qualified Stock Options granted under the Plan not be classified as Incentive Stock Options, that Incentive Stock Options be consistent with and contain or be deemed to contain all provisions required under Section 422 of the Code and any successor thereto, and that any ambiguities in construction be interpreted in order to effectuate such intent. If an Incentive Stock Option granted under the Plan does not qualify as such for any reason, then to the extent of such non-qualification, the stock option represented thereby shall be regarded as a Non-qualified Stock Option duly granted under the Plan, provided that such stock option otherwise meets the Plan's requirements for Non-qualified Stock Options.

(a) PRICE. The price per Share deliverable upon the exercise of each option ("exercise price") may not be less than 100% of the Fair Market Value of a share of Common Stock as of the date of grant of the option, and in the case of the grant of any Incentive Stock Option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the exercise price may not be less than 110% of the Fair Market Value of a share of Common Stock as of the date of grant of the option, in each case unless otherwise permitted by Section 422 of the Code or any successor thereto.

(b) PAYMENT. Options may be exercised, in whole or in part, upon payment of the exercise price of the Shares to be acquired. Unless otherwise determined by the Committee, payment shall be made (i) in cash (including check, bank draft, money order or wire transfer of immediately available funds), (ii) by delivery of outstanding shares of Common Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price payable with respect to the options' exercise, (iii) by simultaneous sale through a broker reasonably acceptable to the Committee of Shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board or (iv) by any combination of the foregoing.

In the event a grantee elects to pay the exercise price payable with respect to an option pursuant to clause (ii) above, (A) only a whole number of share(s) of Common Stock (and not fractional shares of Common Stock) may be tendered in payment, (B) such grantee must present evidence acceptable to the Company that he or she has owned any such shares of Common Stock tendered in payment of the exercise price (and that such tendered shares of Common Stock have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise, and (C) Common Stock must be delivered to the Company. Delivery for this purpose may, at the election of the grantee, be made either by (1) physical delivery of the certificate(s) for all such shares of Common Stock tendered in payment of the price, accompanied by duly executed instruments of transfer in a form acceptable to the Company, or (2) direction to the grantee's broker to transfer, by book entry, such shares of Common Stock from a brokerage account of the grantee to a brokerage account specified by the Company. When payment of the exercise price is made by delivery of Common Stock, the difference, if any, between the aggregate exercise price payable with respect to the option being exercised and the Fair Market Value of the shares of Common Stock tendered in payment (plus any applicable taxes) shall be paid in cash. No grantee may tender shares of Common Stock having a Fair Market Value exceeding the aggregate exercise price payable with respect to the option being exercised (plus any applicable taxes).

(c) TERMS OF OPTIONS. The term during which each option may be exercised shall be determined by the Committee, but if required by the Code and except as otherwise provided herein, no option shall be exercisable in whole or in part more than ten years from the date it is granted, and no Incentive Stock Option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries shall be exercisable more than five years from the date it is granted. All rights to purchase Shares pursuant to an option shall, unless sooner terminated, expire at the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The Shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the Committee. Prior to the exercise of an option and delivery of the Shares represented thereby, the optionee shall have no rights as a stockholder with respect to any Shares covered by such outstanding option (including any dividend or voting rights).

(d) LIMITATIONS ON GRANTS. If required by the Code, the aggregate Fair Market Value (determined as of the grant date) of Shares for which an Incentive Stock Option is exercisable for the first time during any calendar year under all equity incentive plans of the Company and its Subsidiaries (as defined in Section 422 of the Code or any successor thereto) may not exceed $100,000.

(e) TERMINATION; FORFEITURE.

(i) DEATH OR DISABILITY. If a participant ceases to be a director, officer or employee of, or to perform other services for, the Company or any Subsidiary due to death or Disability, (A) all of the participant's options that were exercisable on the date of death or Disability shall remain exercisable for, and shall otherwise terminate at the end of, a period of 180 days after the date of death or Disability, but in no event after the expiration date of the options; provided that the participant does not engage in Competition during such 180 day period unless he or she receives written consent to do so from the Board or the Committee; provided further that the Board or Committee may extend such exercise period (and related non-Competition period) in its discretion, but in no event may such extended exercise period extend past the date that is two and one-half months after the end of the tax year in which the exercise period is so extended or beyond the expiration date of the options, and (B) all of the participant's options that were not exercisable on the date of death or Disability shall be forfeited immediately upon such death or Disability; provided, however, that such options may become fully vested and exercisable in the discretion of the Committee. Notwithstanding the foregoing, if the Disability giving rise to the termination of employment is not within the meaning of Section 22(e)(3) of the Code or any successor thereto, Incentive Stock Options not exercised by such participant within 90 days after the date of termination of employment will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

(ii) RETIREMENT. If a participant ceases to be a director, officer or employee of, or to perform other services for, the Company or any Subsidiary upon the occurrence of his or her Retirement, (A) all of the participant's options that were exercisable on the date of Retirement shall remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of Retirement, but in no event after the expiration date of the options; provided that the participant does not engage in Competition during such 90 day period unless he or she receives written consent to do so from the Board or the Committee; provided further that the Board or Committee may extend such exercise period (and related non-Competition period) in its discretion, but in no event may such extended exercise period extend past the date that is two and one-half months after the end of the tax year in which the exercise period is so extended or beyond the expiration date of the options, and (B) all of the participant's options that were not exercisable on the date of Retirement shall be forfeited immediately upon such Retirement; provided, however, that such options may become fully vested and exercisable in the discretion of the

Committee. Notwithstanding the foregoing, Incentive Stock Options not exercised by such participant within 90 days after Retirement will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

(iii) DISCHARGE FOR CAUSE. If a participant ceases to be a director, officer or employee of, or to perform other services for, the Company or a Subsidiary due to Cause, all of the participant's options shall expire and be forfeited immediately upon such cessation, whether or not then exercisable.

(iv) OTHER TERMINATION. Unless otherwise determined by the Committee, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or a Subsidiary for any reason other than death, Disability, Retirement or Cause, (A) all of the participant's options that were exercisable on the date of such cessation shall remain exercisable for, and shall otherwise terminate at the end of, a period of 30 days after the date of such cessation, but in no event after the expiration date of the options; provided that the participant does not engage in Competition during such 30-day period unless he or she receives written consent to do so from the Board or the Committee; provided further that the Board or Committee may extend such exercise period (and related non-Competition period) in its discretion, but in no event may such extended exercise period extend past the date that is two and one-half months after the end of the tax year in which the exercise period is so extended or beyond the expiration date of the options, and (B) all of the participant's options that were not exercisable on the date of such cessation shall be forfeited immediately upon such cessation.

(v) CHANGE IN CONTROL. If there is a Change in Control of the Company and a participant is terminated (other than for Cause, in which case Section 6(e)(iii) shall control) from being a director, officer or employee of, or from performing other services for, the Company or a Subsidiary within one year after such Change in Control, all of the participant's options shall become fully vested and exercisable upon such termination and shall remain so for up to one year after the date of termination, but in no event may such exercise period extend past the date that is two and one-half months after the end of the tax year in which the termination occurs or beyond the expiration date of the options. In addition, the Committee shall have the authority to grant options that become fully vested and exercisable automatically upon a Change in Control, whether or not the grantee is subsequently terminated.

(f) FORFEITURE. If a participant exercises any of his or her options and, within one year thereafter, either (i) is terminated from the Company or a Subsidiary for any of the reasons specified in the definition of "Cause" set forth in Section 2(b), or (ii) engages in Competition without having received written consent to do so from the Board or the Committee, then the participant may, in the discretion of the Committee, be required to pay the Company the gain represented by the difference between the aggregate selling price of the Shares acquired upon the options' exercise (or, if the Shares were not then sold, their aggregate Fair Market Value on the date of exercise) and the aggregate exercise price of the options exercised (the "Option Gain"), without regard to any subsequent increase or decrease in the Fair Market Value of the Common Stock. In addition, the Company may, in its discretion, deduct from any payment of any kind (including salary or bonus) otherwise due to any such participant an amount equal to the Option Gain.

(g) GRANT OF RELOAD OPTIONS. The Committee may provide (either at the time of grant or exercise of an option), in its discretion, for the grant to a grantee who exercises all or any portion of an option ("Exercised Options") and who pays all or part of such exercise price with shares of Common Stock, of an additional option (a "Reload Option") for a number of shares of Common Stock equal to the sum (the "Reload Number") of the number of shares of Common Stock tendered for the Exercised Options plus, if so provided by the Committee, the number of shares of Common Stock, if any, tendered by the grantee in connection with the exercise of the Exercised Options to satisfy any federal, state or local tax withholding requirements. The terms of each Reload Option, including the date of its expiration and the terms and conditions of its exercisability and transferability, shall be the same as the terms of the Exercised Option to which it relates, except that (i) the grant date for each Reload Option shall be the date of exercise of the Exercised Option to which I relates and (ii) the exercise price for each Reload Option shall be the Fair Market Value of the Common Stock on the grant date of the Reload Option.

7. [INTENTIONALLY OMITTED].

8. RESTRICTED STOCK.

The Committee may at any time and from time to time grant Shares of restricted stock under the Plan to such participants and in such amounts as it determines. Each grant of Shares of restricted stock shall specify the applicable restrictions on such Shares, the duration of such restrictions (which shall be at least six months except as otherwise determined by the Committee or provided in this Section 8), and the time or times at which such restrictions shall lapse with respect to all or a specified number of Shares that are part of the grant.

The participant will be required to pay the Company the aggregate par value of any Shares of restricted stock (or such larger amount as the Board may determine to constitute capital under Section 154 of the Delaware General Corporation Law, as amended, or any successor thereto) within ten days of the date of grant, unless such Shares of restricted stock are treasury shares. Unless otherwise determined by the Committee, certificates representing Shares of restricted stock granted under the Plan will be held in escrow by the Company on the participant's behalf during any period of restriction thereon and will bear an appropriate legend specifying the applicable restrictions thereon, and the participant will be required to execute a blank stock power therefor. Except as otherwise provided by the Committee, during such period of restriction the participant shall have all of the rights of a holder of Common Stock, including but not limited to the rights to receive dividends and to vote, and any stock or other securities received as a distribution with respect to such participant's restricted stock shall be subject to the same restrictions as then in effect for the restricted stock.

If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or any Subsidiary due to death, Disability or Retirement during any period of restriction, all Shares of restricted stock granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company; provided, however, in its sole discretion, the Committee may provide that all restrictions on such Shares that have not lapsed shall lapse (subject to the requirements of Section 10(b) in the case of Qualified Performance-Based Awards). Subject to the immediately following paragraph, at such time as a participant ceases to be a director, officer or employee of, or otherwise performing services for, the Company or its Subsidiaries for any other reason, all Shares of restricted stock granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company.

If there is a Change in Control of the Company and a participant is terminated (other than for Cause, in which case all Shares of restricted stock granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company) from being a director, officer or employee of, or from performing other services for, the Company or a Subsidiary within one year after such Change in Control, all restrictions on Shares of restricted stock granted to such participant shall lapse. In addition, the Committee shall have the authority to grant shares of restricted stock with respect to which all restrictions shall lapse automatically upon a Change in Control, whether or not the grantee is subsequently terminated.

9. RESTRICTED STOCK UNITS; DEFERRED STOCK UNITS.

The Committee may at any time and from time to time grant restricted stock units under the Plan to such participants and in such amounts as it determines. Each grant of restricted stock units shall specify the applicable restrictions on such units, the duration of such restrictions (which shall be at least six months except as otherwise determined by the Committee or provided in the third paragraph of this Section 9), and the time or times at which such restrictions shall lapse with respect to all or a specified number of units that are part of the grant.

Each restricted stock unit shall be equivalent in value to one share of Common Stock and shall entitle the participant to receive from the Company at the end of the vesting period (the "Vesting Period") applicable to such unit one Share, unless the participant elects in a timely fashion to defer the receipt of such Shares, as provided below. Restricted stock units may be granted without payment of cash or consideration to the Company; provided that participants shall be required to pay to the Company the aggregate par value of the Shares received from the Company within ten days of the issuance of such Shares unless such Shares are treasury shares.

Except as otherwise provided by the Committee, during the restriction period the participant shall not have any rights as a shareholder of the Company; provided that the participant shall have the right to receive accumulated dividends or distributions with respect to the corresponding number of shares of Common Stock underlying each restricted stock unit at the end of the Vesting Period, unless such restricted stock units are converted into deferred stock units, in which case such accumulated dividends or distributions shall be paid by the Company to the participant at such time as the deferred stock units are converted into Shares.

If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or any Subsidiary due to death, Disability or Retirement during any period of restriction, all restricted units granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company; provided, however, in its sole discretion, the Committee may provide that all restrictions on such restricted stock units that have not lapsed shall lapse (subject to the requirements of Section 10(b) in the case of Qualified Performance-Based Awards). Subject to the immediately following paragraph, at such time as a participant ceases to be a director, officer or employee of, or otherwise performing services for, the Company or its Subsidiaries for any other reason, all restricted units granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company.

If there is a Change in Control of the Company and a participant is terminated (other than for Cause, in which case all restricted units granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company) from being a director, officer or employee of, or from performing other services for, the Company or a Subsidiary within one year after such Change in Control, all restrictions on restricted stock units granted to such participant shall lapse. In addition, the Committee shall have the authority to grant restricted stock units with respect to which all restrictions shall lapse automatically upon a Change in Control, whether or not the grantee is subsequently terminated.

A participant may elect by written notice to the Company, which notice must be made before the later of (i) the close of the tax year preceding the year in which the restricted stock units are granted or (ii) 30 days of first becoming eligible to participate in the Plan (or, if earlier, the last day of the tax year in which the participant first becomes eligible to participate in the plan) and on or prior to the date the restricted stock units are granted, to defer the receipt of all or a portion of the Shares due with respect to the vesting of such restricted stock units; provided that the Committee may impose such additional restrictions with respect to the time at which a participant may elect to defer receipt of Shares subject to the deferral election, and any other terms with respect to a grant of restricted stock units to the extent the Committee deems necessary to enable the participant to defer recognition of income with respect to such units until the Shares underlying such units are issued or distributed to the participant. Upon such deferral, the restricted stock units so deferred shall be converted into deferred stock units. Except as provided below, delivery of Shares with respect to deferred stock units shall be made at the end of the deferral period set forth in the participant's deferral election notice (the "Deferral Period"). Deferral Periods shall be no less than one year after the vesting date of the applicable restricted stock units.

Except as otherwise provided by the Committee, during such Deferral Period the participant shall not have any rights as a shareholder of the Company; provided that, the participant shall have the right to receive accumulated dividends or distributions with respect to the corresponding number of shares of Common Stock underlying each deferred stock unit at the end of the Deferral Period when such deferred stock units are converted into Shares.

Except as otherwise provided by the Committee, if a Participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or any Subsidiary upon his or her death prior to the end of the Deferral Period, the participant shall receive payment in Shares in respect of such participant's deferred stock units which would have matured or been earned at the end of such Deferral Period as if the applicable Deferral Period had ended as of the date of such participant's death.

Except as otherwise provided by the Committee, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or any Subsidiary upon becoming disabled (as defined under Section 409A(a)(2)(C) of the Code) or Retirement or for any other reason except termination for Cause prior to the end of the Deferral Period, the participant shall receive payment in Shares in respect of such participant's deferred stock units at the end of the applicable Deferral Period or on such accelerated basis as the Committee may determine, to the extent permitted by regulations issued under Section 409A(a)(3) of the Code.

Except as otherwise provided by the Committee, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or any Subsidiary due to termination for Cause such participant shall immediately forfeit any deferred stock units which would have matured or been earned at the end of the applicable Deferral Period.

Except as otherwise provided by the Committee, in the event of a Change in Control that also constitutes a "change in the ownership or effective control of" the Company, or a change in the ownership of a substantial portion of the Company's assets (in each case as determined under regulations or other published guidance (including, without limitation, Notice 2005-1) issued pursuant to Section 409A(a)(2)(A)(v) of the Code), a participant shall receive payment in Shares in respect of such participant's deferred stock units which would have matured or been earned at the end of the applicable Deferral Period as if such Deferral Period had ended immediately prior to the Change in Control; provided, however, that if an event that constitutes a Change in Control hereunder does not constitute a "change in control" under Section 409A of the Code (or the regulations promulgated thereunder), no payments with respect to the deferred stock units shall be made under this paragraph to the extent such payments would constitute an impermissible acceleration under Section 409A of the Code.

10. PERFORMANCE AWARDS.

(a) IN GENERAL. Performance awards, including cash-based awards, may be granted to participants at any time and from time to time as determined by the Committee. The Committee shall have complete discretion in determining the size and composition of performance awards granted to a participant. The period over which performance is to be measured (a "performance cycle") shall commence on the date specified by the Committee and shall end on the last day of a fiscal year specified by the Committee. A performance award shall be paid no later than the 15th day of the third month following the completion of a performance cycle. Performance awards may include (i) specific dollar-value target awards (ii) performance units, the value of each such unit being determined by the Committee at the time of issuance, (iii) performance Shares, the value of each such Share being equal to the Fair Market Value of a share of Common Stock and/or (iv) cash-based awards (including annual bonuses).

The value of each performance award may be fixed or it may be permitted to fluctuate based on a performance factor (e.g., return on equity) selected by the Committee.

The Committee shall establish performance goals and objectives for each performance cycle on the basis of such criteria and objectives as the Committee may select from time to time, including, without limitation, the performance of the participant, the Company, one or more of its Subsidiaries or divisions or any combination of the foregoing. During any performance cycle, the Committee shall have the authority to adjust the performance goals and objectives for such cycle for such reasons as it deems equitable, subject to the requirements of Section 10(b) in the case of Qualified Performance-Based Awards (as defined herein).

The Committee shall determine the portion of each performance award that is earned by a participant on the basis of the Company's performance over the performance cycle in relation to the performance goals for such cycle. The earned portion of a performance award may be paid out in Shares, cash, Other Company Securities, or any combination thereof, as the Committee may determine.

A participant must be a director, officer or employee of, or otherwise perform services for, the Company or its Subsidiaries at the end of the performance cycle in order to be entitled to payment of a performance award issued in respect of such cycle; provided, however, that except as otherwise determined by the Committee, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company and its Subsidiaries upon his or her death, Retirement, or Disability prior to the end of the performance cycle, the participant shall earn a proportionate portion of the performance award based upon the elapsed portion of the performance cycle and the Company's performance over that portion of such cycle, subject to the requirements of Section 10(b) in the case of Qualified Performance-Based Awards.

In the event of a Change in Control, a participant shall earn no less than the portion of the performance award that the participant would have earned if the applicable performance cycle(s) had terminated as of the date of the Change in Control. Such performance award shall be paid no later than two and one-half months after the last day of the tax year in which such Change in Control occurred (or in the event that such Change in Control causes the tax year to end, no later than two and one-half months after the closing of such Change in Control).

(b) QUALIFIED PERFORMANCE-BASED AWARDS.

(i) OPTIONS. The provisions of the Plan are intended to enable Incentive Stock Options or Non-qualified Stock Options granted hereunder to any Covered Employee (as defined herein) to qualify for the Section 162(m) Exemption (as defined herein).

(ii) OTHER AWARDS. When granting any other award, the Committee may designate such award as a Qualified Performance-Based Award, based upon a determination that the recipient is or may be a Covered Employee with respect to such award, and the Committee wishes such award to qualify for the Section 162(m) Exemption. If an award is so designated, the Committee shall establish performance goals for such award within the time period prescribed by Section 162(m) of the Code based on one or more of the following Qualified Business Criteria, which may be expressed in terms of Company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, region, department or function within the Company or an affiliate:

- net earnings or net income (before or after taxes)
- earnings growth
- earnings per share
- net sales (including net sales growth)
- gross profits or net operating profit
- return measures (including, but not limited to, return on assets, capital, equity, or sales)
- cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on capital and statutory cash measures)
- revenue growth
- earnings before or after taxes, interest, depreciation, and/or amortization
- productivity ratios
- share price (including, but not limited to, growth measures, total shareholder return book value per share or total, and any component required to compute same)
- expense targets
- margins (including, but not limited to, gross or operating margins)
- operating efficiency
- customer satisfaction or increase in the number of customers
- attainment of budget goals
- division working capital turnover
- attainment of strategic or operational initiatives
- market share
- cost reductions
- working capital (including, but not limited to, capital ratios, capital or book value)
- EVA® and other value-added measures

Performance goals with respect to the foregoing Qualified Business Criteria may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to the performance of a group of comparator companies, or a published or special index, or a stock market index, that the Committee deems appropriate. Any member of a comparator group or an index that ceases to exist during a measurement period shall be disregarded for the entire measurement period. Performance goals need not be based upon an increase or positive result under a business criterion and could include, for example, the maintenance of the status quo or the limitation of economic losses (measured, in each case, by reference to a specific business criterion).

(iii) PERFORMANCE GOALS. Each Qualified Performance-Based Award (other than a market-priced Incentive Stock Option or Non-qualified Stock Option) shall be earned, vested and payable (as applicable) only upon the achievement of performance goals established by the Committee based upon one or more of the Qualified Business Criteria, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate; provided, however, that the Committee may provide, either in connection with the grant thereof or by amendment thereafter, that achievement of such performance goals will be waived, in whole or in part, upon (i) the termination of employment of a participant by reason of death or Disability, or (ii) the occurrence of a Change in Control. Performance periods established by the Committee for any such Qualified Performance-Based Award may be as short as three months and may be any longer period. In addition, the Committee has the right, in connection with the grant of a Qualified Performance-Based Award, to exercise negative discretion to determine that the portion of such award actually earned, vested and/or payable (as applicable) shall be less than the portion that would be earned, vested and/or payable based solely upon application of the applicable performance goals.

(iv) INCLUSIONS AND EXCLUSIONS FROM PERFORMANCE CRITERIA. The Committee may provide in any Qualified Performance-Based Award, at the time the performance goals are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a performance period, including by way of example but without limitation the following: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in then-current accounting principles; (f) extraordinary nonrecurring items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses. To the extent such inclusions or exclusions affect awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

(v) CERTIFICATION OF PERFORMANCE GOALS. Any payment of a Qualified Performance-Based Award granted with performance goals pursuant to Section 10(b)(ii) above shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied. Except as specifically provided in Section 10(b)(iii), no Qualified Performance-Based Award held by a Covered Employee or by an employee who in the reasonable judgment of the Committee may be a Covered Employee on the date of payment, may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Award under the Plan, in any manner to waive the achievement of the applicable performance goal based on Qualified Business Criteria or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption.

(vi) LIMITATION ON AWARDS. Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 16):

(1) The maximum aggregate number of shares of Common Stock subject to Incentive Stock Options or Non-qualified Stock Options granted under the Plan in any 12-month period to any one participant shall be 1,250,000.

(2) The maximum aggregate number of shares of Common Stock underlying awards of Restricted Stock or Restricted Stock Units granted under the Plan in any 12-month period to any one participant shall be 1,000,000.

(3) The maximum aggregate amount that may be paid with respect to cash-based awards under the Plan to any one participant in any fiscal year of the Company shall be $5,000,000.

(vii) DEFINITIONS.

(1) "Covered Employee" means a covered employee as defined in Code Section 162(m)(3).

(2) "Qualified Performance-Based Award" means an award that is either (i) intended to qualify for the Section 162(m) Exemption and is made subject to performance goals based on Qualified Business Criteria as set forth in Section 10(b)(ii), or (ii) an Incentive Stock Option or Non-qualified Stock Option having an exercise price equal to or greater than the Fair Market Value of the underlying Common Stock as of the date of grant.

(3) "Qualified Business Criteria" means one or more of the business criteria listed in Section 10(b)(ii) upon which performance goals for certain Qualified Performance-Based Awards may be established by the Committee.

(4) "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code or any successor provision thereto.

11. WITHHOLDING TAXES.

(a) PARTICIPANT ELECTION. Unless otherwise determined by the Committee, a participant may elect to deliver shares of Common Stock (or have the Company withhold shares acquired upon exercise of an option or deliverable upon grant or vesting of restricted stock, as the case may be) to satisfy, in whole or in part, the amount the Company is required to withhold for taxes in connection with the exercise of an option or the delivery of restricted stock upon grant or vesting, as the case may be. Such election must be made on or before the date the amount of tax to be withheld is determined. Once made, the election shall be irrevocable. The fair market value of the shares to be withheld or delivered will be the Fair Market Value as of the date the amount of tax to be withheld is determined. In the event a participant elects to deliver or have the Company withhold shares of Common Stock pursuant to this Section 11(a), such delivery or withholding must be made subject to the conditions and pursuant to the procedures set forth in Section 6(b) with respect to the delivery or withholding of Common Stock in payment of the exercise price of options.

(b) COMPANY REQUIREMENT. The Company may require, as a condition to any grant or exercise under the Plan or to the delivery of certificates for Shares issued hereunder, that the grantee make provision for the payment to the Company, either pursuant to Section 11(a) or this Section 11(b), of federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of Shares. The Company, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or bonus) otherwise due to a grantee, an amount equal to any federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of Shares under the Plan.

12. WRITTEN AGREEMENT; VESTING.

Unless the Committee determines otherwise, each employee to whom a grant is made under the Plan shall enter into a written agreement with the Company that shall contain such provisions, including without limitation vesting requirements, consistent with the provisions of the Plan, as may be approved by the Committee. Unless the Committee determines otherwise and except as otherwise provided in Sections 6, 7, 8, 9 and 10 in connection with a Change in Control or certain occurrences of termination, no grant under this Plan may be exercised, and no restrictions relating thereto may lapse, within six months of the date such grant is made.

13. TRANSFERABILITY.

Unless the Committee determines otherwise, no award granted under the Plan shall be transferable by a participant other than by will or the laws of descent and distribution or to a participant's Family Member by gift or a qualified domestic relations order as defined by the Code. Unless the Committee determines otherwise, an option may be exercised only by the optionee or grantee thereof; by his or her Family Member if such person has acquired the option by gift or qualified domestic relations order; by the executor or administrator of the estate of any of the foregoing or any person to whom the option is transferred by will or the laws of descent and distribution; or by the guardian or legal representative of any of the foregoing; provided that Incentive Stock Options may be exercised by any Family Member, guardian or legal representative only if permitted by the Code and any regulations thereunder. All provisions of this Plan shall in any event continue to apply to any award granted under the Plan and transferred as permitted by this Section 13, and any transferee of any such award shall be bound by all provisions of this Plan as and to the same extent as the applicable original grantee.

14. LISTING, REGISTRATION AND QUALIFICATION.

If the Committee determines that the listing, registration or qualification upon any securities exchange or under any law of Shares subject to any option, performance award, restricted stock unit, deferred stock unit or restricted stock grant is necessary or desirable as a condition of, or in connection with, the granting of same or the issue or purchase of Shares thereunder, no such option may be exercised in whole or in part, no such performance award may be paid out, and no Shares may be issued, unless such listing, registration or qualification is effected free of any conditions not acceptable to the Committee.

15. TRANSFER OF EMPLOYEE.

The transfer of an employee from the Company to a Subsidiary, from a Subsidiary to the Company, or from one Subsidiary to another shall not be considered a termination of employment; nor shall it be considered a termination of employment if an employee is placed on military or sick leave or such other leave of absence which is considered by the Committee as continuing intact the employment relationship.

16. ADJUSTMENTS.

In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment as it deems appropriate in the number and kind of Shares or other property available for issuance under the Plan (including, without limitation, the total number of Shares available for issuance under the Plan pursuant to Section 4), in the number and kind of options, Shares, restricted stock units, deferred stock units or other property covered by grants previously made under the Plan, and in the exercise price of outstanding options; provided, however, that the Committee shall not be required to make any adjustment that would (i) require the inclusion of any compensation deferred pursuant to provisions of the Plan (or an award thereunder) in a participant's gross income pursuant to Section 409A of the Code and the regulations issued thereunder from time to time and/or (ii) cause any award made pursuant to the Plan to be treated as providing for the deferral of compensation pursuant to such Code section and regulations. Any such adjustment shall be final, conclusive and binding for all purposes of the Plan. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company's obligations regarding awards that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee prior to such event, be (a) canceled in exchange for cash or other property (but, with respect to vested deferred stock units, only if such merger, consolidation, other reorganization, or Change in Control constitutes a "change in ownership or control" of the Company or a "change in the ownership of a substantial portion" of the Company's assets, as determined pursuant to regulations issued under Section 409A(a)(2)(A)(v) of the Code) or (b) assumed by the surviving or continuing corporation.

Without limitation of the foregoing, in connection with any transaction of the type specified by clause (iii) of the definition of a Change in Control in Section 2(c), the Committee may, in its discretion, (i) cancel any or all outstanding options under the Plan in consideration for payment to the holders thereof of an amount equal to the portion of the consideration that would have been payable to such holders pursuant to such transaction if their options had been fully exercised immediately prior to such transaction, less the aggregate exercise price that would have been payable therefor, or (ii) if the amount that would have been payable to the option holders pursuant to such transaction if their options had been fully exercised immediately prior thereto would be equal to or less than the aggregate exercise price that would have been payable therefor, cancel any or all such options for no consideration or payment of any kind. Payment of any amount payable pursuant to the preceding sentence may be made in cash or, in the event that the consideration to be received in such transaction includes securities or other property, in cash and/or securities or other property in the Committee's discretion.

17. AMENDMENT AND TERMINATION OF THE PLAN.

The Board of Directors or the Committee, without approval of the stockholders, may amend or terminate the Plan, except that no amendment shall become effective without prior approval of the stockholders of the Company if stockholder approval would be required by applicable law or regulations or by any listing requirement of the principal stock exchange on which the Common Stock is then listed.

Notwithstanding any other provisions of the Plan, and in addition to the powers of amendment set forth in this Section 17 and Section 18 hereof or otherwise, the provisions hereof and the provisions of any award made hereunder may be amended unilaterally by the Committee from time to time to the extent necessary (and only to the extent necessary) to prevent the implementation, application or existence (as the case may be) of any such provision from (i) requiring the inclusion of any compensation deferred pursuant to the provisions of the Plan (or an award thereunder) in a participant's gross income pursuant to section 409A of the Code, and the regulations issued thereunder from time to time and/or (ii) inadvertently causing any award hereunder to be treated as providing for the deferral of compensation pursuant to such Code section and regulations.

18. AMENDMENT OR SUBSTITUTION OF AWARDS UNDER THE PLAN.

The terms of any outstanding award under the Plan may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate, including, but not limited to, acceleration of the date of exercise of any award and/or payments thereunder or of the date of lapse of restrictions on Shares (but only to the extent permitted by regulations issued under Section 409A(a)(3) of the Code); provided that, except as otherwise provided in Section 16, no such amendment shall adversely affect in a material manner any right of a participant under the award without his or her written consent, and provided further that the Committee shall not reduce the exercise price of any options awarded under the Plan without approval of the stockholders of the Company. The Committee may, in its discretion, permit holders of awards under the Plan to surrender outstanding awards in order to exercise or realize rights under other awards, or in exchange for the grant of new awards, or require holders of awards to surrender outstanding awards as a condition precedent to the grant of new awards under the Plan, but only if such surrender, exercise, realization, exchange, or grant (a) would not constitute a distribution of deferred compensation for purposes of Section 409A(a)(3) of the Code or (b) constitutes a distribution of deferred compensation that is permitted under regulations issued pursuant to Section 409A(a)(3) of the Code.

19. COMMENCEMENT DATE; TERMINATION DATE.

The date of commencement of the Plan shall be the date on which the Company's Registration Statement on Form S-1 (File No. 333-117700) is declared effective by the Securities and Exchange Commission.

Unless previously terminated upon the adoption of a resolution of the Board terminating the Plan, the Plan shall terminate at the close of business on the ten year anniversary of the date on which the Company's Registration Statement on Form S-1 (File No. 333-117700) is declared effective by the Securities and Exchange Commission. No termination of the Plan shall materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the Plan.

20. SEVERABILITY.

Whenever possible, each provision of the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Plan.

21. GOVERNING LAW.

The Plan shall be governed by the corporate laws of the State of Delaware, without giving effect to any choice of law provisions that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

APPENDIX B

About Non-GAAP Financial Measures

We define Non-GAAP AIP net sales as total revenues plus integration costs for certain GSK acquired brands. We define Non-GAAP AIP EBITDA as operating income plus depreciation and amortization, slotting fees and integration costs related to the GSK acquisition and certain other legal and professional fees and other expenses related to the GSK acquisition and an unsolicited proposal in 2013.

We are presenting Non-GAAP AIP net sales and Non-GAAP AIP EBITDA because they are the metrics included in our Annual Cash Incentive Plan ("AIP") against which our performance is measured. The AIP excludes the income and costs of acquisitions, dispositions and certain other items, which are otherwise included in GAAP operating income.

The following tables set forth the reconciliation of Non-GAAP AIP net sales and Non-GAAP AIP EBITDA, which are non-GAAP financial measures, to GAAP total revenues and GAAP operating income, respectively, our most directly comparable financial measures presented in accordance with GAAP.

(in thousands)	Year Ended March 31, 2013
GAAP Total revenues	$ 623,597
Integration costs for acquired GSK brands	411
Non-GAAP AIP net sales	$ 624,008
GAAP Operating Income	$ 191,884
Depreciation and amortization	13,235
Integration costs for acquired GSK brands	411
TSA and other integration costs for GSK acquisition	11,480
Acquisition related costs	98
Costs associated with unsolicited proposal	534
Non-GAAP AIP EBITDA	$ 217,642